As filed with the Securities and Exchange Commission on April 7, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SECURITY CAPITAL ASSURANCE LTD
(Exact name of registrant as specified in its charter)

Bermuda	6351	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Bermudiana Road
Hamilton HM 11, Bermuda
(441) 292-8515
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Becker, Esq. Kenneth W. Orce, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Lee A. Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(2)
Common Shares, $0.01 par value per common share	$100,000,000	$10,700

(1)	Includes shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated           , 2006.

           Shares

Security Capital Assurance Ltd

Common Shares

          This is an initial public offering of common shares of Security Capital Assurance Ltd.

          We are offering            of our common shares and our parent, XL Insurance (Bermuda) Ltd, as selling shareholder, is offering            of our common shares. We will not receive any of the proceeds from the sale of common shares by the selling shareholder.

          Prior to this offering, there has been no public market for our common shares. We currently estimate that the initial public offering price per common share will be between $           and $          . We intend to list the common shares on the New York Stock Exchange under the symbol “SCA.”

          See “Risk Factors” beginning on page 8 to read about factors that you should consider before buying our common shares.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

          To the extent that the underwriters sell more than            common shares, the underwriters have the option to purchase up to an additional            common shares from the selling shareholder at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the common shares against payment in New York, New York on           , 2006.

Goldman, Sachs & Co.

Prospectus dated           , 2006.

          Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 of Bermuda, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority, which we refer to as the “BMA,” must approve all issuances and transfers of securities of a Bermuda exempted company. We have received from the BMA permission for the issue of our common shares, and for the free transferability of our common shares as long as the common shares are listed on the New York Stock Exchange or other appointed stock exchange, to and among persons who are non-residents of Bermuda for exchange control purposes and up to 20% of the common shares to and among persons who are residents of Bermuda for exchange control purposes. Any other transfers remain subject to approval by the BMA. The BMA accepts no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

          You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

          This summary highlights selected information described more fully elsewhere in this prospectus and may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and our combined financial statements and related notes before making an investment decision with respect to our common shares. References in this prospectus to the terms “we,” “us,” “our company” or other similar terms mean Security Capital Assurance Ltd, which we refer to as “SCA,” and its consolidated subsidiaries, except that financial information and data for periods prior to consummation of this offering, unless otherwise indicated, refers to the combined results of XL Capital Assurance Inc. and XL Financial Assurance Ltd. References in this prospectus to “$” are to United States dollars. The combined financial statements and related notes included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States, which we refer to as “GAAP.” Unless otherwise stated, all figures assume that the underwriters do not exercise their option to purchase additional common shares from the selling shareholder. For your convenience, we have provided a glossary, beginning on page G-1, of selected insurance and other related terms. Unless otherwise indicated, references to “par” and “net par” include the full notional amount of applicable credit default swaps.

Our Company

Overview

          We are a Bermuda-domiciled holding company whose operating subsidiaries provide credit enhancement and protection products to the public finance and structured finance markets throughout the United States and internationally. We provide credit enhancement and protection through the issuance of financial guaranty insurance policies and credit default swaps, as well as the reinsurance of financial guaranty insurance and credit default products written by other insurers. Our subsidiaries began providing financial guaranty reinsurance in 1999 and direct financial guaranty insurance in 2000. Our insurance and reinsurance subsidiaries are rated “Aaa” by Moody’s Investors Service, Inc., which we refer to as “Moody’s,” “AAA” by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., which we refer to as “S&P,” and “AAA” by Fitch, Inc., which we refer to as “Fitch.”

          For the year ended December 31, 2005, we had total premiums written of $285.4 million. Over the five year period through December 31, 2005, our in-force book of business has increased to $81.9 billion (net of ceded reinsurance), our deferred premium revenue (premium that has been accounted for as written but has not yet been earned) has grown to over $592 million and the estimated fair value of future premiums on all in-force installment business (all future premiums to be paid on an installment basis, which cannot be accounted for as written until it is due in the future) has increased to $374.6 million. Our profitability has also grown over this period, with net income available to common shareholders rising from $9.3 million for fiscal 2001 to over $80.4 million in fiscal 2005.

          We write insurance through XL Capital Assurance Inc., our New York-domiciled monoline insurance subsidiary, which we refer to as “XLCA,” and we write reinsurance through our Bermuda-chartered subsidiary XL Financial Assurance Ltd., which we refer to as “XLFA.”

Competitive Strengths

          We believe that our competitive strengths will enable us to capitalize on opportunities in the credit enhancement and protection markets. These strengths include:

          Our Established Triple-A Franchise. We are one of six financial guarantors with triple-A ratings from Moody’s, S&P and Fitch and the only financial guaranty reinsurer with triple-A ratings from Moody’s, S&P and Fitch. In the principal market for financial guaranty insurance, typically there is either a requirement or strong commercial preference for triple-A-rated insurance policies. In the reinsurance market, a triple-A-rated reinsurer provides greater rating agency capital relief to the ceding insurer than a lower-rated reinsurer. Triple-A ratings and market acceptance are difficult and time-consuming to achieve in the financial guaranty industry. We believe that, in addition to our ratings, the market acceptance of our financial guaranties and our established track record in the financial guaranty industry allow us to compete effectively in our existing lines of business and will provide us with key advantages as we enter new markets and expand our presence in existing ones.

          Our Focus on Risk-Adjusted Returns. We have a disciplined approach to underwriting that emphasizes risk-adjusted profitability over market share. Our approach is driven by client service without compromising our credit underwriting process. Our business is organized around integrated teams comprising transactors, credit and quantitative analysts, risk management professionals and attorneys.

          Our Diversified, High Quality Portfolio. We have a diversified, high-quality portfolio, comprising $34.1 billion, $12.2 billion, $20.9 billion and $14.7 billion of combined net par outstanding in the public finance, asset-backed, structured single risk and structured investment products markets, respectively, as of December 31, 2005. Our reinsurance business gives us access to credit exposures that we may not otherwise have the opportunity to obtain through our primary insurance business. As of December 31, 2005, the weighted average credit rating of the obligations that we guaranty was “A+.”

          Our Acceptance by Fixed-Income Investors. Our customers include a broad base of fixed-income institutional investors. We provide an opportunity for investors to diversify their credit risk exposure to the other, larger financial guarantors.

          Our Experienced Management, Underwriting Team and Board. Our senior management has an average of more than 18 years experience in the insurance, reinsurance and credit and financial guaranty markets. We also have a team of 9 senior underwriters with an average of approximately 21 years of financial guaranty or similar credit experience. Our Board of Directors also has substantial financial services industry experience.

          Our Global Presence. We provide credit enhancement products to our customers in North America, Europe, Asia, Latin America and other parts of the world through our operations in the United States, the United Kingdom, Bermuda, Spain and Singapore. Through our U.K.-licensed subsidiary, we are able to write business in the U.K. and also in most European countries using a designated authorization known as “passporting.” Our range of licenses allows us to participate broadly in the global credit enhancement market.

Corporate Strategy

          Our goals are to provide new credit capacity to investors in triple-A guarantied securities, profitably increase our share of the financial guaranty market across all major product lines and become an industry leader in return on equity. We plan to achieve these goals through the following strategies:

          Maintain Triple-A Financial Strength. Maintaining our triple-A financial strength ratings is paramount to our overall strategy. We plan to achieve this through disciplined risk selection, prudent operating and financial leverage and conservative investment guidelines.

          Focus on Profitable Growth. We see a growing need for our credit enhancement and protection products due to increasing long-term demand, as well as the desire of financial intermediaries, such as banks and other market participants, to diversify their credit risk exposure to triple-A-rated financial guarantors. We plan to focus on profitability by increasing penetration in our target product and geographic markets, selecting business based on specific risk-adjusted financial and operating targets such as return on equity and the effect of such business on net income.

          Leverage Existing Platform. We have made significant investments in staff and infrastructure to support future growth. As a result, we believe that we have significant capacity to increase the number and size of the transactions that we underwrite using our existing platform and personnel, thereby reducing our expense ratio and increasing our profit margins over time.

          Dual Insurance and Reinsurance Strategy. While primary insurance will comprise the vast majority of our business, we also intend to continue to provide triple-A-rated reinsurance on a selective basis. Triple-A-rated reinsurance capacity is scarce in the industry. As a result, we believe that we can complement our insurance business by focusing on sectors of the market with favorable opportunities for us to write reinsurance, particularly where it might be inefficient for us to access such opportunities through our primary insurance business.

          Attract and Retain Top Talent. Our ability to continue to attract and retain top talent is critical to executing our strategy successfully. As we expand our business, we will continue to identify individuals who adhere to the highest professional standards and who share our dedication to superior performance and building long-term shareholder value.

Corporate Structure and Principal Shareholder

          SCA was incorporated in Bermuda in March 2006 for the sole purpose of becoming the holding company for the financial guaranty businesses of XL Capital Ltd, which we refer to, together with its subsidiaries, as “XL Capital.” XL Capital is a Cayman Islands company that, through its operating subsidiaries, is a leading provider of insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. As of December 31, 2005, XL Capital had consolidated total assets of approximately $58.4 billion and consolidated shareholders’ equity of approximately $8.5 billion. See “Principal and Selling Shareholder.”

          After the consummation of the transactions described under “Formation Transactions” and the completion of this offering, XL Capital, through its wholly-owned subsidiary XL Insurance (Bermuda) Ltd, which we refer to as “XLI” or the “selling shareholder,” will beneficially own approximately 65% of our outstanding common shares (or approximately      % if the underwriters’ option to purchase additional common shares from the selling shareholder is exercised in full). As a result of limitations on XL Capital’s voting power contained in our Bye-laws, the votes conferred by the common shares owned by XL Capital will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to our shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter.

          The following organization chart illustrates our corporate equity ownership structure upon completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common shares from the selling shareholder. All ownership interests are 100% except where noted.

XL Insurance (Bermuda) Ltd

Public Shareholders

Security Capital Assurance Ltd

XL Financial Assurance Ltd.

U.S. Parent Holding Company

XL Capital Assurance Inc.

(including Singapore
Representative Office)

XL Capital Assurance (U.K.) Limited
(including Madrid Representative Office)

Entities Affiliated With
Financial Security Assurance Inc.

Series A
Preferred

Shares(2)

Common
Shares

65%(1)

35%

Various Service and
Other Companies

Bermuda Service Company

(1)	Represents equity ownership interest, not voting power. See “Description of Share Capital—Voting Rights and Adjustments.”

(2)	For a description of the terms of the Series A preferred shares of XLFA, see “Description of Share Capital—XLFA Series A Preferred Shares.”

          For a description of historical and ongoing relationships between us, on the one hand, and XL Capital, Financial Security Assurance Inc., which we refer to as “FSA,” and their respective affiliates, on the other hand, see “Certain Relationships and Related Party Transactions.”

Principal Executive Offices

          Our principal executive offices are located at One Bermudiana Road, Hamilton HM 11, Bermuda. Our telephone number is (441) 292-8515.

The Offering

Issuer	Security Capital Assurance Ltd.

Common shares offered by us	common shares.

Common shares offered by the selling shareholder	common shares. (1)

Common shares to be outstanding immediately after this offering	common shares.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $      million. We intend to retain approximately $      million of such net proceeds to use for general corporate purposes and to contribute the remainder of such net proceeds to the capital of our insurance and reinsurance subsidiaries to support future growth in their respective businesses.

We will not receive any proceeds from the sale of common shares by the selling shareholder.

Dividend policy

We expect that it will be our policy to limit the cash dividends paid on our common shares to nominal dividends that would satisfy certain investors who may otherwise be prohibited from investing in non-dividend paying stocks. See “Dividend Policy.”

Proposed NYSE symbol	SCA.

(1)

This number does not include any common shares that may be sold by the selling shareholder, XLI, to the underwriters upon the exercise by the underwriters of their option to purchase additional common shares from the selling shareholder. If the option to purchase additional common shares is exercised in full, the selling shareholder will sell an additional       common shares.

Summary Combined Financial Information

          The summary combined statement of operations data for each of the years ended December 31, 2003, 2004 and 2005 and the summary combined balance sheet data as of December 31, 2004 and 2005 are derived from our audited combined financial statements.

          You should read the following summary combined financial information together with the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,

(in thousands, except percentages)	2003	2004	2005

Statement of Operations Data:
Total premiums written	$319,452	$276,562	$285,439
Net premiums written	252,038	268,439	244,912
Net premiums earned	103,072	116,281	151,839
Net investment income	22,754	35,746	51,160
Net realized gains (losses) on investments	3,621	(178)	(3,221)
Net losses and loss adjustment expenses	20,038	21,274	26,021
Acquisition costs, net	6,776	8,259	12,231
Operating expenses	51,719	58,395	67,621
Income tax expense (benefit)	(955)	1,920	(1,277)
Net income	70,796	74,788	89,251
Preference share dividends	9,491	15,934	8,805
Net income available to common shareholders	61,305	58,854	80,446

Pro forma net income per common share (1)	—	—

Selected ratios (based on GAAP statement of operations data) (2):
Loss ratio (3)	19.4%	18.3%	17.1%
Expense ratio (4)	56.8%	57.3%	52.6%
Combined ratio (5)	76.2%	75.6%	69.7%

(1)	Based on the unaudited pro forma number of common shares to be outstanding upon consummation of this offering.

(2)	These ratios are used by management in order to compare our performance to benchmarks commonly used by rating agencies and analysts that monitor the insurance industry.

(3)	Represents net losses and loss adjustment expenses divided by net premiums earned.

(4)	Represents operating expenses and acquisition costs, net divided by net premiums earned.

(5)	Represents net losses and loss adjustment expenses, operating expenses and acquisition costs, net divided by net premiums earned.

	As of December 31,

(in thousands)	2003	2004	2005

Summary Balance Sheet Data:
Cash and cash equivalents	$103,200	$71,247	$54,593
Total investments (at fair market value)	852,503	1,157,205	1,364,461
Reinsurance balances recoverable on unpaid losses	11,400	60,914	69,217
Total assets	1,137,631	1,472,193	1,684,315
Unpaid losses and loss adjustment expenses	47,195	115,734	147,368
Deferred premium revenue	385,956	487,093	592,585
Total liabilities	469,213	618,774	765,983
Total redeemable preferred shares	46,857	48,689	50,518
Total shareholders’ equity	621,563	804,730	867,814

Pro forma book value per common share (1)	—	—

(in millions)

Summary Portfolio Information:
Gross par value written and assumed	$25,366	$32,277	$34,010
Adjusted gross premiums (2)	360	295	396
Net in-force business (principal and interest)	62,577	97,301	121,898

(1)	Based on the pro forma number of common shares to be outstanding upon consummation of this offering.

(2)

Adjusted Gross Premiums (a non-GAAP measure of new business production) for any period equals the sum of: (i) upfront premiums written in such period, (ii) current installment premiums due on business written in such period and (iii) expected future installment premiums discounted at 7% on business written during such period. Management uses this measure to review trends in new business written because it views this method as providing comparability between business written on an upfront premium basis and business written on an installment basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Factors Affecting Profitability.” The following is a reconciliation of Adjusted Gross Premiums to total premiums written:

	Year Ended December 31,

(in millions)	2003	2004	2005

Adjusted gross premiums	$360	$295	$396
Present value of estimated future installment premiums written and assumed on contracts issued in the current period	(145)	(128)	(233)

Total up-front premiums written	215	167	163
Total installment premiums written	104	110	122

Total premiums written	$319	$277	$285

RISK FACTORS

          An investment in our common shares involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common shares. The risks and uncertainties described below are not the only ones we or our investors may face. However, these are the risks our management currently believes are material. Additional risks not presently known to us or that we currently deem immaterial may also adversely impact our business or results of operations and/or the value of our common shares. Any of the risks described below could have a significant or material adverse effect on our results of operations or financial condition and result in a corresponding decline in the market price of our common shares. You could lose all or a substantial part of your investment.

          This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Company

A downgrade of our financial strength or financial enhancement ratings from triple-A would materially adversely affect our business and, consequently, our results of operations and financial condition.

          The maintenance of our triple-A ratings is essential for us to continue to operate in the triple-A financial guaranty insurance and reinsurance markets. As of the date of this prospectus, our financial guaranty insurance and reinsurance subsidiaries have been assigned an “AAA” (Extremely Strong) financial strength rating from S&P, an “Aaa” (Exceptional) financial strength rating from Moody’s and an “AAA” (Exceptionally Strong) financial strength rating from Fitch, the highest rating categories used by each of these rating agencies. A financial strength rating is an opinion regarding the financial security characteristics of an insurance or reinsurance organization with respect to its ability to pay under its insurance and reinsurance policies and contracts in accordance with their terms. The opinion is not specific to any particular policy or contract. Financial strength ratings do not refer to the ability of an insurer or reinsurer to meet non-insurance or non-reinsurance obligations and are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or reinsurer or to buy, hold or sell any security issued by an insurer or reinsurer or any parent company of any insurer or reinsurer.

          S&P also assigns financial enhancement ratings, which provide investors with a specific opinion regarding the willingness of an insurance or reinsurance company to pay financial guaranty claims on a timely basis. Our financial guaranty insurance and reinsurance companies carry a financial enhancement rating from S&P of “AAA” (Extremely Strong), the highest rating category used by S&P.

          The ratings assigned to us by S&P, Moody’s and Fitch are subject to periodic review and may be downgraded by one or more of these rating agencies as a result of changes in their views regarding the financial guaranty insurance and reinsurance industry, adverse developments in our financial condition or results of operations due to underwriting or investment losses or other factors, including changes in applicable rating agency criteria. In addition, one or more of the rating agencies may change the methodologies they use to rate financial guaranty insurers or reinsurers or our subsidiaries and no assurances can be given as to the effect on us (or other members of our industry) of any such change.

          See also “—Risks Related to Our Historical Ownership by XL Capital As Well As Our Post-Offering Relationships with XL Capital—Our financial strength or financial enhancement ratings may be negatively impacted by XL Capital’s ratings.”

          Any decrease in the ratings of any of our insurance or reinsurance subsidiaries below current levels by any of the rating agencies would have a material adverse effect on our ability to compete with other large monoline financial guaranty companies, which are our principal competitors, all of which currently have triple-A ratings from S&P, Moody’s and Fitch. Also, certain of the reinsurance agreements pursuant to which we reinsure financial guaranty insurance written by other insurers contain provisions that allow the ceding primary insurer to terminate the agreement on a run-off basis or, in some cases, a cut-off basis in the event of a downgrade in our credit ratings or other event that would result in the reinsurance credit provided by us to the ceding primary insurer being diminished. In order to maintain our credit ratings we may be required to raise additional capital, reduce the amount or change the type of insurance that we write, increase the amount of insurance that we cede to reinsurers, or take a combination of these or other actions not currently contemplated by us.

Increased rating agency capital charges may adversely us.

          Individual obligations that we guaranty are assessed a rating agency “capital charge” based on a variety of factors including the nature of the credits, their underlying ratings and their expected and actual performance. In the event of an actual or perceived deterioration in creditworthiness, a reduction in the underlying rating or a change in the rating agency capital methodology, we may be required to hold more capital in reserve against obligations in our insured portfolio, regardless of whether losses actually occur, or against potential new business. There can be no assurance that our capital position will be adequate to meet such increased reserve requirements or that we will be able to secure additional capital if so needed to maintain ratings.

A downgrade of the financial strength or financial enhancement ratings of any of our reinsurers, or a change in the treatment by the rating agencies of the reinsurance provided to us by XLI, would impact the value of the reinsurance that any such reinsurer provides to us and, therefore, could adversely affect us.

          A downgrade of the ratings of any of our reinsurers would reduce the value of the outwards, or ceded, reinsurance that such reinsurer provides to us by affecting the amount of reinsurance credit that we receive for risks that we have ceded to such reinsurer in the rating agency models that help to determine our ratings. We usually must obtain triple-A-rated reinsurance to qualify for a 100% reinsurance credit on the rating agencies’ capital adequacy models. Consequently, a downgrade in the ratings of any of our reinsurers could affect the amount of capital the rating agencies require us to maintain in order to keep our triple-A ratings. In addition, we continue to depend upon our principal shareholder, XLI, for in excess of one-third of our external coverage at December 31, 2005. XLI does not currently have a bond insurance financial enhancement rating from S&P, which normally determines the amount of credit that S&P gives to reinsurance cessions. However, because of the relationship between us and XLI, S&P uses XLI’s financial strength rating to determine the amount of credit we receive for reinsurance provided to us by XLI. If the financial strength rating of XLI changes, or the relationship between us and XLI changes, there is a risk that S&P will change its determination as to the amount of such credit, or revoke its decision to use XLI’s financial strength rating, which would result in us receiving a reduced amount or no credit for XLI’s reinsurance.

          In the event of any such downgrade, or a change in the treatment by the rating agencies of the reinsurance provided to us by XLI, we cannot assure you that we will be able to find other reinsurers that can provide us with the reinsurance capacity currently provided to us by our existing reinsurers. Even if reinsurance is generally available, we may not be able to negotiate terms comparable to the terms of our current policies, or that we deem appropriate or acceptable, or to obtain coverage from entities with satisfactory financial resources. Such a result, or a reduction in the amount of business that we are able to retrocede to XLI, could put us at a competitive disadvantage with respect to larger monoline financial guaranty companies, principally by affecting our ability to underwrite larger single name risks, including risks for certain public finance obligors, or increasing the amount of capital that the rating agencies require us to maintain in order to write such larger risks or to keep our triple-A ratings. XL Capital may also decide at any time to reduce or eliminate the amount of retrocessional coverage it provides to us.

The size of our capital base may adversely affect our ability to grow our business and execute our business strategy.

          We currently have a significantly smaller capital base than most of our direct competitors (even after giving effect to completion of this offering), which may effectively reduce our ability to compete with them. Larger competitors have several advantages over us because of their size, including being able to offer larger single risk limits, having greater economies of scale and having more diverse product lines, as well as having greater market acceptance.

We may require additional capital or liquidity in the future, which may not be available or may be available only on unfavorable terms.

          Our ongoing capital requirements depend on many factors, including our in-force book of business and regulatory and rating agency capital requirements. To the extent that our existing capital, including the capital available to us as a result of this offering, is insufficient to meet these requirements or cover losses, we may need to raise additional funds through financings or curtail our growth and reduce our insured exposure. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected.

          In addition, as an offshore reinsurer, XLFA is required to post collateral security with respect to any reinsurance liabilities that it assumes from ceding insurers domiciled in the United States in order for U.S. ceding companies to obtain full statutory and regulatory credit for our reinsurance. Under applicable statutory provisions, these security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company. XLFA has typically satisfied such statutory requirements by providing to primary insurers letters of credit issued under XL Capital’s credit facilities, which we expect to replace with letters of credit to be issued under a facility that will be put in place at or shortly after the consummation of this offering. To the extent that we are required to post additional security in the future, we may require additional letter of credit capacity and we cannot assure you that we will be able to obtain such additional capacity or arrange for other types of security on commercially acceptable terms. Our inability to provide collateral satisfying the statutory and regulatory guidelines applicable to financial guaranty primary insurers would have a material effect on our ability to provide reinsurance to third parties and negatively affect our financial position and results of operations.

Some of our direct financial guaranty products may be riskier than traditional financial guaranty insurance, principally because these less traditional products may require us to make payments of the full guarantied amount earlier than, or upon the occurrence of events not covered by, traditional products.

          Some of our financial guaranty direct exposures have been written as credit derivatives rather than financial guaranty insurance policies. Traditional financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a municipal finance or structured finance obligation against non-payment of principal and interest. In contrast, credit derivatives provide protection from the occurrence of specified credit events, which usually include non-payment of principal and interest, but may also include other events, such as certain types of restructurings, that would not typically trigger a payment obligation under traditional products. Credit derivative products may also provide for settlement of an entire exposure, rather than a missed payment obligation as in traditional financial guaranty insurance, upon the occurrence of a credit event, which could require us to sell assets or otherwise generate liquidity in advance of any potential recoveries.

Our insurance and reinsurance portfolio and financial guaranty products expose us to concentrations of risks, and a material adverse event or series of events with respect to one or more of these risks could result in significant losses to our business.

          The breadth of our business exposes us to potential losses in a variety of our products, which may be correlated as to credit risk. For example, we could be exposed to a corporate credit risk with respect to a company’s securities that are contained in a portfolio of collateralized debt obligations, which we refer to as “CDOs,” that we insure and could also be exposed to the same corporate credit risk if such company is also the originator or servicer of loans or other assets backing structured securities that we insure. While we track our aggregate exposure to credit problems at a single issuer or servicer, which we refer to as “single name” exposure, of asset-backed securities, which we refer to as “ABS,” and have established underwriting criteria to manage risk aggregations, there can be no assurance that an event with respect to a single name will not cause a significant loss across a number of transactions that we have guarantied. In addition, we have a number of individual large exposures to single obligors in our public finance portfolio, concentrations in infrastructure sectors, such as water and sewer utilities and transportation, and concentrations in certain geographic areas. While the risk of a complete loss, where we are required to pay the entire principal amount of an issue of bonds and interest thereon with no recovery, is generally lower than for single corporate credits as most municipal bonds are backed by tax or other revenues, there can be no assurance that a single default by a municipality or public authority would not have a material adverse effect on our results of operations or financial condition.

Rules relating to certain accounting practices in the financial guaranty insurance and reinsurance industry are currently being reviewed by applicable regulatory bodies and any changes required by that review could have a material effect on the reported operating results and financial condition of the industry or particular market participants, including us, depending on the extent to which current policies differ from those promulgated by such regulatory bodies.

          In early 2005, the Securities and Exchange Commission, which we refer to as the “SEC,” discussed with financial guaranty industry participants the diversity in practice with respect to their accounting policies for loss reserves. In June 2005, the Financial Accounting Standards Board, which we refer to as the “FASB,” added a project to its agenda to consider the accounting by financial guaranty insurers for claims liability recognition (including policies for loss reserves), premium recognition and the related amortization of deferred policy acquisition costs. The proposed and final accounting pronouncements relating to these initiatives may be issued in 2006. When the FASB or the SEC reaches a conclusion on these issues, we and the rest of the financial guaranty industry may be required to change aspects of certain accounting policies, which could have a material effect on our reported or ongoing results and those of other participants in the financial guaranty industry to the extent that our current policies, or policies of other participants in the financial guaranty industry differ significantly from the policies ultimately promulgated by the FASB or the SEC.

Our ability to implement, for the fiscal year ended December 31, 2007, the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely and satisfactory manner could cause the price of our common shares to fall.

          We are presently evaluating our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. We cannot be certain at this time that we will be able to successfully and satisfactorily complete the procedures, certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by the time that we are required to file our Annual Report on Form 10-K for the year ended December 31, 2007, which is the first time that our management and our outside auditors will be required to deliver reports on our internal controls and procedures in accordance with the Sarbanes-Oxley Act of 2002. Uncertainty as to our ability to comply with such requirements or any material weaknesses uncovered as a result of such procedures could have a material adverse effect on the trading price of our common shares. In addition, we may incur increased costs associated with such procedures or a diversion of internal resources necessary to prepare for or comply with such requirements.

We face significant competition in our business and our revenues and profitability could decline as a result.

          The financial guaranty industry is highly competitive. The principal sources of direct and indirect competition are other financial guaranty insurance companies, most of which have significantly greater financial resources than we do and have been in the industry for longer than we have. Four companies, Ambac Financial Group, Inc., which we refer to as “Ambac,” FGIC Corporation, which we refer to as “FGIC,” Financial Security Assurance Inc., which we refer to as “FSA,” and MBIA Inc., which we refer to as “MBIA,” accounted for the vast majority of the gross premiums written for the entire financial guaranty industry in 2005. In addition, growing interest from banks in assuming structured finance risk has also increased competition. We also face competition from other forms of credit enhancement, including structural enhancements such as “senior/subordinated” tranching structures incorporated in structured and other obligations, and from letters of credit, guaranties and credit derivatives provided by foreign and domestic banks and other financial institutions, some of which are governmental enterprises, by hedge funds, structured derivatives product companies and others.

          Demand for financial guaranty insurance changes and is dependant upon a number of factors, including changes in interest rates, credit spreads, regulatory requirements, its cost relative to uninsured financing alternatives, risk appetite in debt capital markets generally and supply of new bond issues. Our ability to compete with other financial guarantors is affected by the fact that our guarantied bonds in certain product lines generally have not traded at parity, and in the future may not trade at parity, with those of our principal competitors in these lines of business. In particular, our guarantied bonds in certain markets, in particular the fixed rate municipal market, trade at a small discount to those of our principal competitors. We believe that this trading differential has been caused by our relative youth and small size compared to that of our competitors, as well as a perception among some investors of a ratings linkage between us and XL Capital, and that this differential has narrowed since our formation. Failure on our part to achieve trading parity with more established financial guarantors with respect to our guarantied bonds in any particular market could make our guaranties in such market somewhat less attractive and place us at a competitive disadvantage.

          There are also a relatively limited number of financial guaranty reinsurance companies. As a result, the industry is particularly vulnerable to swings in capacity based on the entry or exit of one or a small number of financial guaranty reinsurers. Developments over the past several years that have either increased reinsurance capacity or reduced the demand for reinsurance include: the formation of a new captive Bermuda-based triple-A-rated financial guaranty reinsurer, Channel Reinsurance Ltd.; the formation of a new Bermuda-based double-A-rated financial guaranty reinsurer, Blue Point Re Limited; the use by certain primary insurers of their excess capacity to provide reinsurance to other primary insurers; and rising interest rates and a general trend toward narrowing credit spreads, which have resulted in lower business production for primary insurers and have reduced the need for reinsurance. New entrants into the financial guaranty industry could have an adverse effect on our prospects either by further increasing competition with respect to terms or pricing or by reducing the aggregate demand for our reinsurance as a result of additional insurance capacity.

A substantial majority of our third-party reinsurance business consists of reinsuring risks from FSA and our ability to expand our third-party reinsurance business is constrained by rating agency restrictions.

          For the years ended December 31, 2003, 2004 and 2005, FSA accounted for 78.8%, 73.0% and 65.7%, respectively, of our gross reinsurance premiums written. While we provide reinsurance to insurers other than FSA, our ability to increase the amount of reinsurance that we are able to provide to third parties other than FSA is restricted by rating agency constraints, which have traditionally limited such amount to approximately 5% of XLFA’s total net par outstanding. Because FSA holds a preferred share investment in XLFA, the rating agencies have, to date, generally exempted FSA from these limitations on the amount of third-party reinsurance business that we may write. These constraints significantly limit the amount of reinsurance business that we may obtain from sources other than FSA in the future. These constraints would also limit the amount of business that we obtain from FSA in the future if any of the rating agencies begin to consider FSA business to be “third-party” business. In addition, should FSA reduce or eliminate its preferred share investment in XLFA, the rating agencies may no longer exempt business ceded to XLFA by FSA from their constraints on third-party business. Similarly, we believe that XLFA’s historical status as a joint venture between XL Capital and Financial Security Assurance Holdings Ltd., which we refer to as “FSAH,” accords XLFA better standing as a potential reinsurer for FSA than it would otherwise have and FSA retains the right under its reinsurance agreements with us to terminate such agreements upon the occurrence of certain events, including if XLFA comes under the control of any other insurance company or organization. See “Certain Relationships and Related Party Transactions—Relationship with Financial Security Assurance Holdings Ltd.” Because the reinsurance agreements that we have in place with FSA and its affiliates do not require it or them to cede business to us, we can give no assurances as to the amount and/or profitability of business that we may receive from it or them in the future.

          Consequently, if FSA were to reduce or eliminate its ownership interest in XLFA, or if we come under the control of any other insurance company or organization, FSA could choose to significantly reduce the amount of reinsurance business that it conducts with XLFA or to reassume business it had previously ceded to us, which would have a material adverse effect on our business.

General economic factors, including fluctuations in interest rates, as well as terrorist acts or natural or other catastrophes, may adversely affect our loss experience or the demand for our products.

          Our loss experience could be materially adversely affected by extended national or regional economic recessions, business failures, rising unemployment rates, terrorist attacks, natural or other catastrophic events such as hurricanes and earthquakes, acts of war, or combinations of such factors. In addition to exposure to general economic factors, we are exposed to the specific risks faced by the particular businesses, municipalities or pools of assets covered by our financial guaranty products. For example, catastrophic events or terrorist acts could adversely affect the ability of public sector issuers to meet their obligations with respect to securities insured by us and we may incur material losses due to these exposures if the economic stress caused by these events is more severe than we currently foresee.

          Other events, such as interest rate changes or volatility, could materially decrease demand for financial guaranty insurance or the demand for financial guaranty reinsurance. For example, higher interest rates may result in declines in new issues and refunding volume, which may reduce demand for our financial guaranty insurance and reinsurance products. Lower interest rates generally are accompanied by narrower interest rate spreads between insured and uninsured obligations. The purchase of insurance during periods of narrower interest rate spreads generally will provide lower cost savings to the issuer than during periods of wider spreads. These lower cost savings could be accompanied by a corresponding decrease in demand for financial guaranty insurance.

If claims exceed our loss reserves, our financial position and results of operations could be materially adversely affected.

          Our results of operations and financial condition depend upon our ability to assess accurately and manage the potential loss associated with the risks that we insure and reinsure. We establish loss and loss adjustment expense reserves based on estimates involving actuarial and statistical projections of the ultimate settlement and administration costs of claims on the policies we write. We use actuarial models as well as historical industry loss development patterns as estimates of future trends in claims severity, frequency and other factors to establish our estimate of loss reserves. Estimates of loss and loss adjustment expenses are subject to large potential errors of estimation, due to the fact that the ultimate dispositions of claims incurred prior to a financial statement date, whether reported or not, are subject to the outcome of events that have not yet occurred. If our loss reserves are at any time determined to be inadequate, we will be required to increase our loss reserves at the time of such determination. Such an increase would cause a corresponding increase in our liabilities and a reduction in our profitability, which could have a material adverse effect on our business.

If the counterparties to our reinsurance arrangements default on their obligations to us, we may be exposed to risks we had sought to mitigate, which could adversely affect our financial condition and results of operations.

          We use reinsurance to mitigate our risks in various circumstances. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay the reinsurance recoverables owed to us now or in the future or that they will pay these recoverables on a timely basis. A reinsurer’s insolvency or inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have a material adverse effect on our financial condition and results of operations.

Our net income may be volatile because a significant portion of the credit risk we assume must be accounted for as credit derivatives under FAS 133, as amended by FAS 149, which requires that these instruments be marked to market quarterly.

          Any event causing credit spreads on an underlying security referenced in a credit derivative in our portfolio to either widen or tighten will affect the fair value of the credit derivative and may increase the volatility of our earnings. Derivatives must be accounted for either as assets or liabilities on the balance sheet and measured at fair value pursuant to the guidance of Statement of Financial Accounting Standards No. 133. Although there is no cash flow effect from this “marking to market,” net changes in the fair value of the derivative are reported in our statement of operations and therefore will affect our reported earnings. If the derivative is held to maturity and no credit loss is incurred, any gains or losses previously reported will be offset by corresponding gains or losses prior to, or at, maturity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Valuation of Credit Default Swaps.”

          Common events that may cause credit spreads on an underlying municipal bond or pool of corporate securities referenced in a credit derivative to fluctuate include changes in the state of national or regional economic conditions, industry cyclicality, changes to a company’s competitive position within an industry, management changes, changes in the ratings of the underlying security, movements in interest rates, default or failure to pay interest or any other factor leading investors to revise expectations about the issuer’s ability to pay principal and interest on its debt obligations. Similarly, common events that may cause credit spreads on an underlying structured security referenced in a credit derivative to fluctuate may include the occurrence and severity of collateral defaults, rating changes, changes in interest rates or underlying cash flows or any other factor leading investors to revise expectations about the sufficiency of the applicable collateral or the ability of the servicer to collect payments on the underlying assets sufficient to pay principal and interest when due.

Because our financial guaranty insurance and reinsurance policies are unconditional and irrevocable, we may incur losses from fraudulent conduct relating to the securities that we insure or reinsure.

          Issuers of obligations that we insure or reinsure may default on those obligations because of fraudulent or other intentional misconduct on the part of such issuers, their officers, directors, employees, agents or outside advisers or, in the case of public finance obligations, public officials. Financial guaranty insurance and reinsurance provided by us is unconditional and does not provide for any exclusion of liability based on fraud or other misconduct. Despite any risk analysis conducted by us or by the financial guarantors whose policies we reinsure, it is impossible to predict which, if any, of the obligations insured or reinsured by us will result in claims against us because of fraudulent or other intentional misconduct involving the issuer or whether or to what extent we will have any remedy available to us against any party in connection with such conduct. Any such claims against us could have a material adverse effect on our financial condition and results of operations.

Legislative and regulatory changes and interpretations could harm our business.

          The financial guaranty industry is subject to extensive regulation. Changes in laws and regulations affecting insurance companies, the municipal and structured securities markets, the financial guaranty insurance and reinsurance markets and the credit derivatives markets, as well as other governmental regulations, may subject us to additional legal liability or affect the demand for the products that we provide.

Risks Related to Our Historical Ownership by XL Capital As Well As Our Post-Offering Relationships with XL Capital

Our historical combined financial information is not necessarily representative of the results we would have achieved as a stand-alone, public company and may not be a reliable indicator of our future results.

          Prior to this offering, all of the common stock of our subsidiaries was owned by XL Capital. Our historical combined financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone, public company during the periods presented or those that we will achieve in the future. This is primarily a result of the following factors:

•

Our historical combined financial results reflect allocations of corporate expenses from XL Capital. Those allocations may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company;

•

Significant changes may occur in our cost structure, management, financing and business operations as a result of our being a stand-alone, public company. These changes could result in increased costs associated with reduced economies of scale, including costs related to information technology; stand-alone costs for services currently provided by XL Capital; marketing and legal entity transition expenses related to building a company brand identity separate from XL Capital; the need for additional personnel to perform services currently provided by XL Capital; and the legal, accounting, compliance and other costs associated with being a public company with listed equity;

•

Certain of our capital requirements historically have been satisfied as part of XL Capital’s corporate-wide practices, as well as by certain reinsurance and guaranties provided to our subsidiaries by XL Capital. After the formation transactions and this offering, those guaranties will cease with respect to new business written and certain of those reinsurance arrangements will be cancelled or restructured. In addition, we may not be able to obtain reinsurance or financing on terms as favorable or in such amounts as could be obtained when we were wholly-owned subsidiaries of XL Capital. As a result, our cost of debt and reinsurance could be higher, the terms of such debt and reinsurance could be less favorable and our capitalization might be different from that reflected in our historical combined financial statements. For a description of our ongoing reinsurance arrangements with XL Capital, see “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates—Ongoing Reinsurance Transactions;”

•

Our transition into a stand-alone, public company and the adoption of our new brand may have an adverse effect on our relationships with customers, employees, our XLFA preferred share investor, FSA, and regulators and government officials, which could result in reduced volumes of new business written, increased regulatory scrutiny and restrictions and disruption to our business operations. After our transition into a stand-alone, public company, some of our existing policyholders, contract holders and other customers may choose to stop doing business with us;

•

Some of the agreements pursuant to which we provide reinsurance to third-party ceding companies have change of control provisions that may be triggered if an unaffiliated entity acquires more than a specified percentage of our voting securities or if we come under control of any other insurance company or organization. In addition, certain other of our third-party reinsurance agreements have change of control provisions that may be triggered if XL Capital’s ownership of our company decreases to less than 50%. If any of our clients wish to exercise their rights under any such provision, then we may be required to terminate or modify the relevant agreement or seek alternative arrangements, which could result in reduced premiums, increased costs or other disruptions to our business; and

•	We cannot anticipate all of the other changes that may occur in our operations as we begin operations as a stand-alone public company.

The terms of our current services, leasing and other arrangements with XL Capital may be more or less favorable to us than we will be able to obtain in the future from an unaffiliated third-party.

          Effective upon the consummation of this offering, we and XL Capital are entering into a series of services agreements pursuant to which XL Capital will provide us, for a period of up to two years, transitional services, including treasury, payroll and other financial services, human resources and employee benefit services, legal services, information systems and network services, tax and treasury services, investment management and procurement and sourcing support. We will also enter into a transition agreement with XL Capital, which will govern the relationship between us and XL Capital after this offering and will provide for the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to the consummation of this offering. See “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates—Ongoing Relationship.”

          We negotiated these arrangements with XL Capital in the context of a parent-subsidiary relationship and, although XL Capital is contractually obligated to provide us with services during the terms of the master services agreements, we cannot assure you that these services will be sustained at the same level after the expiration of such agreements, or that we will be able to replace these services in a timely manner or on comparable terms. Our costs of procuring those services from unaffiliated third parties may, therefore, increase as a result of our transition into a stand-alone company, which could have a material adverse effect on our financial condition and results of operations.

After this offering, XL Capital will retain the ability to exert significant influence over us.

          Upon consummation of this offering, XL Capital will retain a significant economic and voting interest in us and, therefore, will be able to exercise significant influence over us. This is primarily a result of the following factors:

•

After this offering, XL Capital will beneficially own approximately 65% of our outstanding common shares (or    % if the underwriters exercise their option to purchase additional shares from the selling shareholder in full). However, pursuant to our Bye-laws, the votes conferred by the common shares owned by XL Capital may not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to our shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter;

•	Three of the members of our initial Board of Directors will be directors or officers of XL Capital; and

•

Until XL Capital’s ownership of our then-outstanding common shares is first reduced to 35% or less, XL Capital will have the right, pursuant to the transition agreement, to nominate such number of nominees for director as would equal one nominee less than a majority of the total number of directors then constituting our full board (currently four out of nine persons). Such nominees will be allocated among the classes of our Board of Directors as follows: (i) two nominees to Class I, whose term will expire at our annual general meeting in 2007, (ii) one nominee to Class II, whose term will expire at our annual general meeting in 2008, and (iii) one nominee to Class III, whose term will expire at our annual general meeting in 2009.

          XL Capital may therefore exert significant influence over, among other things, election of our directors and determination of our business strategies, risk profile and underwriting limits.

          We cannot assure you that the resolution of any matter that may involve the interests of both us and XL Capital will be resolved in what investors would consider to be in our or their best interests. Our Bye-laws contain provisions providing indemnification, exculpation and other protections to our directors, officers and employees with respect to such matters. See “—Conflicts may arise between us and XL Capital that could be resolved in a manner unfavorable to us or investors in our securities.”

          In addition, we have been advised by XL Capital that, after giving effect to this offering, it will account for its interest in us for public financial reporting purposes under the equity method of accounting. Pursuant to the transition agreement, we will be required to provide XL Capital access to our books and records with respect to any period occurring prior to this offering and, for so long as XL Capital continues to account for its interest in us under the equity method of accounting in any subsequent period, for any such period.

Our financial strength or financial enhancement ratings may be negatively impacted by XL Capital’s ratings.

          Rating agencies examine a number of analytical, regulatory and legal factors to assess the relationship between related entities and, therefore, whether (and to what extent) the ratings of related entities should be linked and whether declines in the ratings of one related entity should affect adversely the ratings of another related entity. Following the consummation of this offering, the ratings of our financial guaranty insurance and reinsurance subsidiaries will not be linked directly to those of XL Capital and its subsidiaries, however, a downgrade of the current ratings of XL Capital or its major subsidiaries by three or more notches could subject our ratings to downward pressure unless XL Capital significantly reduced its ownership in and degree of influence over us.

If XL Capital engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

          Our Bye-laws provide that neither XL Capital nor any person controlled by XL Capital will have any obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as us; or

•	doing business with any of our clients, competitors or vendors.

          XL Capital is a global insurance, reinsurance and financial risk specialist with significant financial services businesses. In particular, XL Financial Solutions Ltd, which we refer to as “XLFS,” a wholly-owned subsidiary of XL Capital, currently arranges double-A-rated structured single obligor credit wraps, which may be executed as credit default swaps or as financial guaranties. XL Capital also has a significant equity ownership interest in Primus Guaranty Ltd., a Bermuda company that, through its subsidiaries, is a triple-A-rated provider of credit default swaps with respect to both corporate and sovereign entities. Because of XL Capital’s significant financial resources, XL Capital could have a significant competitive advantage over us should it decide to engage in businesses that compete directly with any of the businesses we conduct.

Conflicts may arise between us and XL Capital that could be resolved in a manner unfavorable to us or investors in our securities.

          Questions relating to conflicts of interest may arise between us and XL Capital in a number of areas. Three of our directors, each of whom will be nominated to our Board of Directors by XL Capital, will be officers or directors of XL Capital and one of such directors will also be the chairman of the board of directors of each of XL Capital and Primus Guaranty Ltd. Until XL Capital’s ownership of our then-outstanding common shares is first reduced to 35% or less, XL Capital will have the right, pursuant to the transition agreement, to nominate such number of nominees for director as would equal one nominee less than a majority of the nominees for director. These directors and a number of our officers will own significant numbers of XL Capital ordinary shares, and options to purchase XL Capital ordinary shares, and all of them participate in XL Capital pension plans. Ownership interests of our directors or officers in XL Capital ordinary shares and participation in XL Capital pension plans, or service as a director or officer of both our company and XL Capital, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, capital raising activities or our dividend policy. We cannot assure you that any conflicts will be resolved in a manner that is in our or your best interests, if at all.

          Our Bye-laws contain provisions waiving claims by shareholders and us relating to potential conflicts of interest and allocation of corporate opportunities between our company, on the one hand, and XL Capital and those of its officers, directors and employees who are also officers, directors or employees of our company, on the other hand. By becoming a shareholder in our company, you will be deemed to have notice of and have consented to these provisions of our Bye-laws. See “Description of Share Capital—Bye-laws—Corporate Opportunities.”

Risks Related to Taxation

U.S. taxation of XLFA could materially adversely affect our financial condition and results of operations.

          We intend to take the position that XLFA is not subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premiums and withholding tax on specified investment income from U.S. sources), because XLFA does not engage in business in the United States through a permanent establishment in the United States. However, because activities that constitute being engaged in a trade or business in the United States (and activities that give rise to a permanent establishment) are not definitively identified by the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” regulations promulgated under the Code, court decisions or treaties, we cannot assure you that the U.S. Internal Revenue Service, which we refer to as the “IRS,” will not successfully challenge our position on this issue.

          If XLFA were engaged in a trade or business in the United States and did not qualify for benefits under the income tax treaty between the United States and Bermuda, XLFA would be subject to U.S. tax at regular corporate rates on its income that is effectively connected with its U.S. business plus an additional 30% “branch profits” tax on its income remaining after the regular tax that is deemed to be distributed as a dividend. If XLFA were to qualify for benefits under the treaty, it would be subject to U.S. tax in this manner with respect to income protected by the treaty only if it were engaged in a trade or business in the United States and that trade or business were conducted though a “permanent establishment” in the United States. The Bermuda/U.S. treaty clearly applies to premium income but it is uncertain whether the treaty applies to other income such as investment income. If XLFA were found to be engaged in a trade or business in the United States and were entitled to the benefits of the treaty in general, but the treaty were found not to protect investment income, a portion of XLFA’s investment income could be subject to U.S. income tax.

          Any taxation of the kind described above could materially adversely affect our financial condition and results of operations. See “Certain Tax Considerations—Taxation of SCA and Subsidiaries—United States.”

Our U.S. subsidiary may be subject to additional taxes.

          Our U.S. subsidiary, XLCA, conducts business in the United States and currently expects to reinsure a majority of its future business with XLFA. While we believe that this reinsurance is written on arm’s-length terms, we cannot assure you that (1) the IRS will not assert that the reinsurance is not on arm’s-length terms or (2) any such assertion by the IRS will not be successful. If such an assertion were to be successful, XLCA would be treated as having additional income that is subject to additional U.S. tax, and possibly associated interest and penalties. The IRS might also treat this additional income as having been distributed as dividends to XLCA’s parent, SCA, in which case this deemed dividend would also be subject to a withholding tax of 30%. A similar analysis (and similar tax risks) may also apply to other intercompany income and expense items between XLCA and its non-U.S. affiliates, such as ceding commissions, other intercompany fees and allocation of corporate overhead. If any of these circumstances were to occur, our financial condition and results of operations could be materially adversely affected.

Our U.K. subsidiary may be subject to additional taxes.

          Our U.K. subsidiary, XL Capital Assurance (U.K.) Limited, which we refer to as “XLCA-UK,” conducts business in the United Kingdom and currently expects to reinsure a majority of its future business via a quota share reinsurance treaty with XLCA. While we believe that this reinsurance is written on arm’s-length terms, we cannot assure you that (1) the U.K. fiscal authority, which we refer to as “HMRC,” will not assert that the reinsurance is not on arm’s-length terms or (2) any such assertion by HMRC will not be successful. If such an assertion were to be successful, our U.K. subsidiary would be treated as having additional income that is subject to additional U.K. tax, and possibly associated interest and penalties.

          XLCA-UK has also entered into an excess of loss reinsurance agreement with XLCA whereby it cedes 100% of net incurred losses in excess of 10% of XLCA-UK’s capital and surplus, up to an aggregate limit of $50 million. While we believe that this reinsurance is written on arm’s-length terms, we cannot assure you that (1) HMRC will not assert that the reinsurance is not on arm’s-length terms or (2) any such assertion by HMRC will not be successful. If such an assertion were to be successful, our U.K. subsidiary would be treated as having additional income that is subject to additional U.K. tax, and possibly associated interest and penalties. If any of these circumstances were to occur, our financial condition and results of operations could be materially adversely affected.

There is U.S. income tax risk associated with reinsurance between U.S. insurance companies and their Bermuda affiliates.

          Congress has periodically considered legislation intended to eliminate certain perceived tax advantages of Bermuda insurance companies and U.S. insurance companies having Bermuda affiliates, including perceived tax benefits resulting principally from reinsurance between or among U.S. insurance companies and their Bermuda affiliates. In this regard, Section 845 of the Code was amended in 2004 to permit the IRS to reallocate, recharacterize or adjust items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper “source, character and amount” for each item (in contrast to prior law, which only covered “source and character”). If the IRS were to successfully challenge our reinsurance arrangements under Section 845, our financial condition and results of operations could be materially adversely affected.

There are U.S. income tax risks associated with the controlled foreign corporation rules under the U.S. Internal Revenue Code.

          Each “United States shareholder” of a non-U.S. corporation that is a “controlled foreign corporation,” which we refer to as a “CFC,” for an uninterrupted period of 30 days or more during a tax year and that owns shares in the CFC on the last day of the CFC’s taxable year must include in its gross income for U.S. federal income tax purposes its ratable share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC’s country of incorporation. In general, any U.S. person who owns, directly or indirectly through non-U.S. persons, or is considered to own under applicable constructive ownership rules of the Code, 10% or more of the total combined voting power of all classes of stock of a non-U.S. corporation will be considered to be a “United States shareholder.” In general, a non-U.S. insurance company (such as XLFA) will be treated as a CFC if “United States shareholders” collectively own (directly, indirectly or constructively) more than 25% of the total combined voting power or total value of its stock on any day during its tax year. More expansive definitions of “United States shareholder” and “CFC” may apply with respect to RPII (as defined below).

          Although we may be or become a CFC, we believe that, because of the dispersion of our share ownership among holders other than XL Capital and the fact that our Bye-laws provide that no single holder (other than XL Capital or its consolidated subsidiaries or, in certain circumstances, up to three transferees thereof) is permitted to exercise more than 9.5% of the total combined voting power of our company, holders who acquire common shares in this offering should not be subject to treatment as “United States shareholders” of a CFC (except to the extent that special provisions governing RPII (as defined below) apply). We cannot assure you, however, that these rules will not apply to holders of our common shares. Accordingly, U.S. persons should consider the possible application of the CFC rules. See “Certain Tax Considerations—Taxation of Shareholders—United States Taxation—Classification of SCA or its Non-U.S. Subsidiaries as Controlled Foreign Corporations.”

There are U.S. income tax risks associated with the related person insurance income of our non-U.S. insurance subsidiaries.

          If (i) the related person insurance income, which we refer to as “RPII,” of any one of our non-U.S. insurance subsidiaries were to equal or exceed 20% of that subsidiary’s gross insurance income in any taxable year, (ii) our direct and indirect insureds, and persons related to such insureds, were treated as owning 20% or more of the subsidiary’s stock (by vote or value) and (iii) U.S. persons were treated as owning 25% or more of the subsidiary’s stock (by vote or value), a U.S. person who owns any common shares, directly or indirectly, on the last day of the taxable year would likely be required to include in its income for U.S. federal income tax purposes that person’s ratable share of that subsidiary’s RPII for the taxable year, determined as if that RPII were distributed proportionately only to U.S. holders at that date, regardless of whether that income is distributed. The amount of RPII earned by a subsidiary (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. holder of shares of that subsidiary or any person related to that holder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by that subsidiary. Although we do not believe that the 20% thresholds will be met in respect of any of our non-U.S. insurance subsidiaries, some of the factors that may affect the result in any period may be beyond our control. Consequently, we cannot assure you that we will not exceed the RPII threshold in any taxable year.

          The RPII rules provide that if a holder who is a U.S. person disposes of shares in a non-U.S. insurance corporation that has RPII (even if the 20% thresholds have not been met) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as a dividend to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not those earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with specified reporting requirements, regardless of the amount of shares owned. We believe that these rules should not apply to dispositions of our common shares because SCA is not itself directly engaged in the insurance business. We cannot assure you, however, that the IRS will not successfully assert that these rules apply to dispositions of our common shares. See “Certain Tax Considerations—Taxation of Shareholders—United States Taxation—The RPII CFC Provisions.”

U.S. holders who hold our common shares will be subject to adverse tax consequences if we are considered to be a passive foreign investment company for U.S. federal income tax purposes.

          If we are considered to be a passive foreign investment company, which we refer to as a “PFIC,” for U.S. federal income tax purposes, a U.S. holder who owns any of our common shares will be subject to adverse tax consequences, including a greater tax liability than might otherwise apply and an interest charge on certain taxes that are deferred by virtue of our non-U.S. status. In addition, if we were considered a PFIC, upon the death of any U.S. individual owning our common shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of such common shares, which might otherwise be available under U.S. federal income tax laws. We currently do not expect to be a PFIC for U.S. federal income tax purposes in 2006 or in the foreseeable future. We cannot assure you, however, that we will not be deemed a PFIC by the IRS. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying such provisions may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation. See “Certain Tax Considerations—Taxation of Shareholders—United States Taxation—Passive Foreign Investment Companies.”

U.S. tax-exempt entities may recognize unrelated business taxable income.

          Tax-exempt entities are generally required to treat certain subpart F insurance income, including RPII, as unrelated business taxable income. Accordingly, U.S. tax-exempt entities that are potential investors in our common shares should consider the possible application of the CFC and RPII rules, as discussed in more detail in “Certain Tax Considerations—Taxation of Shareholders—United States Taxation.”

Changes in U.S. tax law might adversely affect an investment in our shares.

          The tax treatment of non-U.S. insurance companies and their U.S. insurance subsidiaries has been the subject of Congressional discussion and legislative proposals. We cannot assure you that future legislative action will not increase the amount of U.S. tax payable by us. If this happens, our financial condition and results of operations could be materially adversely affected.

          Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business (or has a permanent establishment) within the United States or is a PFIC, or whether U.S. holders (as defined in “Certain Tax Considerations—Taxation of Shareholders—United States Taxation”) would be required to include in their gross income “subpart F income” or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

Bermuda and the Organisation for Economic Co-operation and Development are considering measures that might change the manner in which we are taxed.

          The Organisation for Economic Co-operation and Development, which we refer to as “OECD,” has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In OECD’s report of April 18, 2002, as updated as of June 2004, Bermuda was not listed as an uncooperative tax haven jurisdiction because it had previously committed to eliminate harmful tax practices and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. We are not able to predict what changes will arise from this commitment or whether such changes will subject us to additional taxes.

          In addition, on June 27, 2005, OECD issued a discussion draft, “Attribution of Profits to a Permanent Establishment—Release of Discussion Draft of Part IV (Insurance),” which we refer to as the “Draft,” which constitutes the fourth and final part of the report on OECD’s project to establish a broad consensus regarding the interpretation and practical application of Article 7 of the OECD Model Tax Convention on Income and on Capital, which we refer to as “Article 7.” Article 7 sets forth international tax principles for attributing profits to a permanent establishment and forms the basis of an extensive network of bilateral income tax treaties between OECD member countries and between many OECD member and non-member countries. Once finalized, the conclusions of Parts I-IV of the report will be implemented through revision of the Commentary on Article 7 and/or Article 7 itself. Section C of the Draft discusses the application of the 1995 OECD Transfer Pricing Guidelines to insurance business conducted between associated enterprises and, if adopted in its current form, might change the manner in which we are taxed and could therefore impact our future after-tax profitability. We cannot predict the effect of any such changes.

Risks Related to this Offering and Ownership of Our Common Shares

Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our ability to meet any ongoing cash requirements, including any debt service payments or other expenses, and to pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are regulated insurance companies that depend upon ratings from independent rating agencies. Our subsidiaries’ ability to pay dividends, or make loans, to us is consequently limited by regulatory and rating agency constraints.

          We conduct substantially all of our operations through our subsidiaries and our subsidiaries generate substantially all of our operating income and cash flow. Our ability to meet our ongoing cash requirements, including any debt service payments or other expenses, and pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries and will also depend on the financial condition of our subsidiaries. Our subsidiaries are separate and distinct legal entities that will have no obligation to pay any dividends or to lend or advance us funds and may be restricted from doing so by contract, including other financing arrangements, charter provisions or applicable legal, regulatory requirements of the various countries that they operate in, including Bermuda, the United States and the U.K., or rating agency constraints.

          XLCA has undertaken, subject to certain limited exceptions, not to declare or grant dividends on its outstanding shares without the prior written consent of each of S&P, Moody’s and Fitch until the earlier of December 31, 2006 and the date on which XLCA no longer holds triple-A ratings from each of S&P, Moody’s and Fitch. In connection with the consummation of this offering, we expect that such undertaking will be terminated and XLCA will instead agree with certain of the rating agencies not to declare or grant dividends on its common stock without their prior written consent, other than to fund certain parent holding company expenses or certain parent debt service requirements. Under New York Insurance Law, XLCA may pay a shareholder dividend only if it files notice of its intention to declare such dividend and the amount thereof with the New York Superintendent of Insurance, which we refer to as the “New York Superintendent,” and the New York Superintendent does not disapprove such dividend. In addition, New York Insurance law contains a test governing the amount of dividends that XLCA can pay in any year and, as a result of the application of such test, XLCA cannot currently pay dividends, without notice to, and prior approval from, the New York Superintendent. We cannot assure you that XLCA will have statutory earnings to support the payment of dividends to us in an amount sufficient to fund our cash requirements and pay cash dividends or that the New York Superintendent will not disapprove, or will approve, as applicable, any dividends that XLCA may seek to pay to us.

          XLFA has undertaken not to declare or grant dividends on its common shares without the prior written consent of each of S&P, Moody’s and Fitch until the earlier of December 31, 2006 and the date on which all of these rating agencies cease to provide a “AAA” rating to XLFA. In connection with the consummation of this offering, we expect that such undertaking will be terminated and XLFA will instead agree with certain of the rating agencies not to declare or grant dividends on its common shares without their prior written consent, other than to fund certain parent holding company expenses or certain parent debt service requirements. In addition, XLFA is subject to Bermuda regulatory constraints that will affect its ability to pay dividends on its common shares and to make other payments to us. Under Bermuda’s Insurance Act 1978, as amended, and related regulations, which we refer to as the “Insurance Act,” XLFA is required to maintain a minimum solvency margin and minimum liquidity ratio and is prohibited from declaring or paying dividends if such payment would result in its non-compliance with these requirements. In addition, under the Companies Act 1981 of Bermuda, as amended, which we refer to as the “Companies Act,” XLFA may not declare or pay a dividend, or make a distribution out of its contributed surplus, if there are reasonable grounds for believing that (1) it is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts (as such terms are defined in the Companies Act). Furthermore, in order to reduce its total statutory capital by 15% or more, XLFA would require the prior approval of the BMA.

          XLCA-UK is also subject to significant regulatory restrictions limiting its ability to declare and pay dividends. See “Business—Regulation.”

          The inability of our subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements could have a material adverse effect on us and the value of our common shares.

There has been no public market for our common shares and we cannot assure you that an active trading market will develop.

          Currently, there is no public trading market for our common shares and, as a result, we cannot predict whether an active trading market will develop and continue after this offering or whether the market price of our common shares will decline below the initial public offering price. The initial public offering price will be determined by agreement among us, XL Capital and the representatives of the underwriters and may not be indicative of the market price of our common shares after this offering.

Our subsidiaries’ ratings are not evaluations directed to the protection of investors in our common shares.

          The ratings of our insurance and reinsurance subsidiaries, as described under “Business—Ratings” and elsewhere in this prospectus, reflect each rating agency’s current opinion of these subsidiaries’ respective financial strength, operating performance and ability to meet obligations to policyholders and contract holders. These factors are of concern to policyholders, contract holders and lenders. Ratings are not evaluations directed to the protection of investors in our common shares. They are not ratings of our common shares and should not be relied upon when making a decision to buy, hold or sell our common shares or any other security. In addition, the standards used by rating agencies in determining financial strength are different from capital requirements set by state insurance regulators. We may need to take actions in response to changing standards set by any of the rating agencies, as well as statutory capital requirements, which could adversely affect the market price of our common shares.

Future sales of our common shares may adversely affect the market price of our common shares.

          After this offering, we will have      common shares outstanding, of which      , or 65%, will be owned by XLI, assuming that the underwriters do not exercise their option to purchase additional shares from XLI. These shares will be “restricted securities” subject to the volume limitations and other conditions of Rule 144 under the Securities Act of 1933, as amended, which we refer to as the “Securities Act.” Furthermore, after this offering, XL Capital and its transferees will have the right to require us to register these common shares under the Securities Act for sale to the public, subject to a 180-day “lock-up” agreement entered into in connection with this offering. Following any registration of this type, the common shares to which the registration relates will be freely transferable. In addition, after this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register common shares issued or reserved for issuance under the Security Capital Assurance Ltd 2006 Long-Term Incentive and Share Award Plan. We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market following this offering, or the perception that sales of this type could occur, could depress the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price that you deem appropriate.

There are provisions in our Bye-laws that, subject to certain exceptions, reduce the voting rights of common shares that are held by a person or group to the extent that such person or group holds more than 9.5% of the aggregate voting power of all common shares entitled to vote on a matter.

          In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote at all meetings of shareholders. However, if, and for so long as (and whenever), the common shares of a shareholder, including any votes conferred by “controlled shares” (as defined below), would otherwise represent more than 9.5% of the aggregate voting power of all common shares entitled to vote on a matter, including an election of directors, the votes conferred by such shares will be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by our Bye-laws), the votes conferred by such shares represent 9.5% of the aggregate voting power of all common shares entitled to vote on such matter, provided that the foregoing restrictions do not apply to common shares held by XL Capital or its consolidated subsidiaries or, in certain circumstances, up to three transferees thereof. “Controlled shares” include, among other things, all shares of SCA that a person is deemed to own directly, indirectly (applying the provisions of section 958(a)(2) of the Code) or constructively (applying the provisions of section 318(a) of the Code, as modified by the rules of section 958(b)(1) through (4) of the Code). Upon completion of our initial public offering, there will be       common shares outstanding, of which       common shares would confer votes that represent 9.5% of the aggregate voting power of all common shares entitled to vote generally at an election of directors. An investor who does not hold, and is not deemed under the provisions of our Bye-laws to own, any of our common shares may therefore purchase up to       common shares without being subject to voting cutback provisions in our Bye-laws.

          In addition, our Board of Directors may limit a shareholder’s voting rights where it deems appropriate to do so to avoid certain material adverse tax, legal or regulatory consequences to us or any of our subsidiaries or any shareholder or its affiliates. We also have the authority under our Bye-laws to request information from any shareholder for the purpose of determining ownership of controlled shares by such shareholder.

There are provisions in our Bye-laws that may restrict your ability to transfer common shares.

          Our Board of Directors may decline to approve or register a transfer of any common shares (1) if it appears to the Board of Directors, after taking into account the limitations on voting rights contained in our Bye-laws, that any adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders or their respective affiliates would result from such transfer (other than such as our Board of Directors considers to be de minimis) or (2) subject to any applicable requirements of the New York Stock Exchange, if the Board of Directors does not receive a written opinion from counsel supporting the legality of the transaction under U.S. securities laws and approval from appropriate governmental authorities if any such approval is required. See “Description of Share Capital—Restrictions on Transfer of Common Shares.”

Provisions in our Bye-laws could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.

          Our Bye-laws contain provisions that may make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts in the future.

          For example, our Bye-laws contain the following provisions that could have such an effect:

•	election of our directors is staggered, meaning that the members of only one of three classes of our directors are elected each year;

•	shareholders may not remove directors except for cause (as defined in our Bye-laws) and only by the affirmative vote of at least 66-2/3% of the votes cast at a general meeting;

•

our Bye-laws recognize the right of XL Capital, pursuant to the transition agreement, to nominate such number of nominees for director as would equal one nominee less than a majority of the nominees for director;

•

if the controlled shares of any person (other than XL Capital or its consolidated subsidiaries or, in certain circumstances, up to three transferees thereof) confer votes representing more than 9.5% of the aggregate voting power of all common shares entitled to vote on a matter, including an election of directors, the number of such votes shall be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by our Bye-laws), votes conferred by such shares represent 9.5% of the aggregate voting power of all common shares entitled to vote on such matter;

•

our Board of Directors may decline to approve or register the transfer of any common shares on our share register if it appears to the Board of Directors, after taking into account the limitations on voting rights contained in our Bye-laws, that any adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders or their respective affiliates would result from such transfer (other than such as our Board of Directors considers to be de minimis) or, subject to any applicable requirements of the New York Stock Exchange, if the Board of Directors does not receive: (i) a written opinion from counsel supporting the legality of the transaction under U.S. securities laws and (ii) approval from appropriate governmental authorities if any such approval is required; and

•

shareholders may not pass a written resolution with respect to any matter unless such resolution is signed by all of the shareholders who at the date of such resolution would otherwise be entitled to attend a meeting and vote on such resolution.

          In addition, none of the seats on our Board of Directors may be up for election until 2007. Because the shareholders may not be able to elect directors in the interim, this may further impede an attempt to replace or remove our directors and, consequently, diminish the value of our common shares.

There are regulatory limitations on the ownership and transfer of our common shares.

          The BMA must approve all issuances and transfers of securities of a Bermuda exempted company like us. We have received permission from the BMA to issue our common shares, and for the free transferability of our common shares as long as the shares are listed on the New York Stock Exchange or other appointed exchange, to and among persons who are non-residents of Bermuda for exchange control purposes and up to 20% of the common shares to and among persons who are residents of Bermuda for exchange control purposes. Any other transfers remain subject to approval by the BMA.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

          The Companies Act, which applies to our company, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our Bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our Bye-laws, and the circumstances under which we may indemnify our directors and officers.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or against our directors and executive officers.

          We were incorporated under the laws of Bermuda and our business is based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and a portion of our assets and the assets of such persons may be located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda; however, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

          We have been advised by Conyers Dill & Pearman, our special Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws, or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which Bermuda courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to public policy in Bermuda. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based upon such judgments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements. This prospectus includes forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements.

          We believe that these factors include, but are not limited to, the following:

•	changes in rating agency policies or practices, including adverse changes to the financial strength or financial enhancement ratings of any or all of our operating subsidiaries;

•	ineffectiveness or obsolescence of our business strategy, due to changes in current or future market conditions or other factors;

•	the performance of our invested assets or losses on credit derivatives;

•	availability of capital (whether in the form of debt or equity) and liquidity (including letter of credit facilities);

•	the timing of claims payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;

•	increased competition on the basis of pricing, capacity, terms or other factors;

•

greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

•	developments in the world’s financial and capital markets that adversely affect the performance of our investments and our access to such markets;

•	changes in, or termination of, our ongoing reinsurance agreements with XL Capital or FSA;

•	changes in regulation or tax laws applicable to us or our customers or suppliers such as our reinsurers;

•	changes in the rating agencies’ views on third-party inward reinsurance;

•	changes in the availability, cost or quality of reinsurance or retrocessions, including a material adverse change in the ratings of our reinsurers or retrocessionaires;

•	changes with respect to XL Capital (including changes in its ratings or its ownership percentage in us) or our relationship with XL Capital;

•	changes that may occur in our operations as we begin operations as a public company;

•	changes in accounting policies or practices or the application thereof;

•	changes in the officers of our company or our subsidiaries;

•	legislative or regulatory developments;

•	changes in general economic conditions, including inflation, interest rates, foreign currency exchange rates and other factors; and

•	the effects of business disruption or economic contraction due to war, terrorism or natural or other catastrophic events.

          The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

FORMATION TRANSACTIONS

          XLCA and XLFA were formed in 1999 and 1998, respectively, and XLCA began providing financial guaranty insurance in 2000 and XLFA began providing financial guaranty reinsurance in 1998. We were incorporated in Bermuda in March 2006 for the sole purpose of becoming the parent company of XLCA and XLFA and certain related companies. Prior to consummation of this offering, we will enter into the transactions described under “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates—Ongoing Relationship—Formation,” which will result in our corporate organization being as described under “Prospectus Summary—Corporate Structure and Principal Shareholder.”

          In connection with this offering, we will (i) be entering into arrangements with affiliates of XL Capital to provide us with protection with respect to adverse development with respect to certain transactions, for which protection we will pay a premium to an affiliate of XL Capital, (ii) transfer or re-assume certain financial guaranty business that was originally reinsured to, or written by, XLI principally due to single risk limits and rating agency capital adequacy requirements then applicable to us, which business totaled, at December 31, 2005, approximately $4.2 billion of net par outstanding and (iii) cancel our reinsurance of certain non-financial guaranty business ceded to us by XLI. Unless otherwise indicated, the financial information and data contained in this prospectus do not give effect to the foregoing arrangements. We will also enter into a number of other agreements with XL Capital and several of its subsidiaries that will govern certain aspects of our relationship with XL Capital after this offering, including a series of service agreements under which such subsidiaries of XL Capital will provide certain services to us or receive certain services from us for a period of time after this offering. See “Certain Relationships and Related Party Transactions-Relationship with XL Capital and its Affiliates.”

          After the consummation of these formation transactions and the completion of this offering, XL Capital will beneficially own       of our common shares, or approximately 65% of our outstanding common shares (      of our common shares, or approximately      % of our outstanding common shares, if the underwriters’ option to purchase additional common shares is exercised in full).

USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering will be approximately $      million, based upon an assumed initial public offering price of $      per common share, representing the midpoint of the offering range set forth on the cover of this prospectus, and after deducting the underwriters’ discount and fees and expenses of the offering. We intend to retain approximately $      million of such net proceeds to use for general corporate purposes and to contribute the remainder to the capital of our insurance and reinsurance subsidiaries to support future growth in their respective businesses.

          We will not receive any proceeds from the sale of common shares by the selling shareholder.

DIVIDEND POLICY

          We expect that it will be our policy to limit the cash dividends paid on our common shares to nominal dividends that would satisfy certain investors who may otherwise be prohibited from investing in non-dividend paying stocks. The timing and amount of any cash dividends, however, will be at the discretion of our Board of Directors and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and contractual constraints or restrictions and any other factors that our Board of Directors deems relevant.

          We are a holding company and, as such, have no substantial operations of our own. We do not have any significant assets other than our ownership of the shares of our direct and indirect subsidiaries, including XLCA, XLCA-UK and XLFA. Dividends and other permitted distributions from our insurance and reinsurance subsidiaries are expected to be our sole source of funds for meeting any ongoing cash requirements, including any debt service payments and other expenses, and for paying any dividends to shareholders. For a description of certain of the restrictions applicable to the payment of dividends by XLCA, XLCA-UK and XLFA, see “Business—Regulation” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares—Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our ability to meet any ongoing cash requirements, including any debt service payments or other expenses, and to pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are regulated insurance companies that depend upon ratings from independent rating agencies. Our subsidiaries’ ability to pay dividends, or make loans, to us is consequently limited by regulatory and rating agency constraints.”

CAPITALIZATION

          The following table sets forth our combined capitalization as of December 31, 2005 and as adjusted as of that date to give effect to (i) the formation transactions and (ii) the issuance by us of common shares in this offering. This table should be read in conjunction with “Selected Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

	December 31, 2005

(in millions, except share and per share amounts)	Actual	As Adjusted

Redeemable preferred shares:
Series A redeemable preferred shares (par value of $120 per share; 10,000 shares authorized; 363 issued and outstanding as at December 31, 2005)	$50,518
Series B preferred shares (par value of $120 per share; 200 shares authorized; no shares issued and outstanding as at December 31, 2005) (1)	—

Total redeemable preferred shares	50,518

Shareholders’ equity:
Common shares, $0.01 par value per common share, 500,000,000 common shares authorized; common shares issued and outstanding as adjusted	15,294
Additional paid-in capital	591,118
Retained earnings	281,709
Accumulated other comprehensive income	(20,307)

Total shareholders’ equity	867,814

Total capitalization	$918,332

(1)

In December 2004, XLFA entered into a put option agreement and an asset trust expense reimbursement agreement with Twin Reefs Asset Trust, which we refer to as the “Asset Trust.” The put option agreement provides XLFA with the irrevocable right to require the Asset Trust at any time and from time to time to purchase XLFA’s non-cumulative perpetual Series B preferred shares with an aggregate liquidation preference of up to $200 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—XLFA Soft Capital Facility.”

DILUTION

          The initial public offering price per common share is higher than our net tangible book value per common share. Net tangible book value per common share represents the amount of tangible assets less total liabilities, divided by the number of common shares outstanding. Dilution in net tangible book value per common share represents the difference between (1) the amount per common share paid by purchasers of our common shares in this offering and (2) the net tangible book value per common share immediately after this offering. As of December 31, 2005, our net tangible book value was approximately $856.3 million or $        per common share. The following table illustrates this per share dilution:

Assumed initial offering price per common share		$
Net tangible book value per common share before this offering	$
Increase attributable to this offering

Net tangible book value per common share after this offering

Dilution per common share to new investors		$

          The following table sets forth the number of our common shares issued, the total consideration paid and the average price per common share paid by our existing shareholder and new investors, after giving effect to the issuance of common shares in this offering at an assumed initial offering price of $      per share (before deducting the estimated underwriting discount and estimated offering expenses payable by us).

	Common Shares Issued		Total Consideration		Average Price per

	Number	Percent	Amount	Percent	Share

Existing Shareholder
New Investors

Total

          The foregoing tables do not give effect to:

•	common shares that may be issued pursuant to the underwriters’ option to purchase additional common shares from the selling shareholder;

•	common shares that may be issued pursuant to options that had been granted to our officers and directors as of , 2006 at a weighted average exercise price of $ per common share; and

•	additional common shares available for future issuance under our stock option and incentive plans.

SELECTED COMBINED FINANCIAL INFORMATION

          The following table presents our selected combined financial and operating data. The financial data set forth below for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 are derived from our combined financial statements. The financial data as at December 31, 2005 and 2004 and for the years ended December 31, 2003, 2004 and 2005 have been audited. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,

(in thousands)	2001	2002	2003	2004	2005

Statement of operations data:
Gross premiums written	$52,285	$161,108	$260,321	$232,541	$233,269
Reinsurance premiums assumed	31,049	36,899	59,131	44,021	52,170

Total premiums written	83,334	197,007	319,452	276,562	285,439
Ceded premiums	(15,323)	(87,903)	(67,414)	(8,123)	(40,527)

Net premiums written	68,011	110,104	252,038	268,439	244,912
Net premiums earned	29,590	57,585	103,072	116,281	151,839
Investment income	24,620	25,962	22,754	35,746	51,160
Net realized (losses) gains on investments	10,693	15,896	3,621	(178)	(3,221)
Net realized and unrealized gains (losses) on credit derivatives	(16,760)	6,066	15,606	12,687	(6,681)
Fee income and other	45	174	3,321	100	750

Total revenues	48,188	105,683	148,374	164,636	193,847
Net losses and loss adjustment expenses	7,432	4,584	20,038	21,274	26,021
Acquisition costs	3,525	1,136	6,776	8,259	12,231
Operating expenses	26,964	35,565	51,719	58,395	67,621

Total expenses	37,921	41,285	78,533	87,928	105,873

Net income before income tax	10,267	64,398	69,841	76,708	87,974
Income tax expense (benefit)	(3,347)	(246)	(955)	1,920	(1,277)

Net income	13,614	64,644	70,796	74,788	89,251

Preference share dividends	4,298	8,866	9,491	15,934	8,805

Net income available to common shareholders	$9,316	$55,778	$61,305	$58,854	$80,446

	As at December 31,

(in thousands)	2001	2002	2003	2004	2005

Balance sheet data (end of period):
Investments, cash and cash equivalents	$646,396	$660,990	$935,703	$1,228,452	$1,419,054
Prepaid reinsurance premiums	12,309	78,713	108,475	57,454	69,873
Deferred acquisition costs	14,066	7,670	17,739	44,599	59,592
Reinsurance balances recoverable on unpaid losses	685	5,979	11,400	60,914	69,217
Total assets	690,164	786,437	1,137,631	1,472,193	1,684,315
Deferred premium revenue	88,305	207,228	385,956	487,093	592,585
Unpaid losses and loss adjustment expenses	9,763	21,735	47,195	115,734	147,368
Total liabilities	264,940	277,365	469,213	618,774	765,983
Accumulated other comprehensive income	3,052	8,907	2,501	(241)	(20,307)
Shareholders’ equity	383,400	465,066	621,563	804,730	867,814

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined financial statements and the related notes which appear elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

     General

          We are a Bermuda-domiciled holding company whose operating subsidiaries provide credit enhancement and protection products to the public finance and structured finance markets throughout the United States and internationally.

          We provide credit enhancement and protection through the issuance of financial guaranty insurance policies and credit default swaps, as well as the reinsurance of financial guaranty insurance and credit default products written by other insurers. Financial guaranty insurance provides an unconditional and irrevocable guaranty to the holder of a debt obligation of full and timely payment of principal and interest. In the event of a default under the obligation, the insurer has recourse against the issuer and/or any related collateral (which is more common in the case of insured asset-backed obligations or other non-municipal debt) for amounts paid under the terms of the policy. Credit default swaps are derivative contracts that offer credit protection relating to a particular security or pools of specified securities. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a referenced security. Our financial guaranty reinsurance provides a means by which financial guaranty insurance companies can manage and mitigate risks in their in-force business and/or increase their capacity to write such business.

     Key Factors Affecting Profitability

          We derive our revenues principally from: (i) premiums from our insurance and reinsurance businesses, (ii) net investment income and net realized gains and losses from our investment portfolio supporting these businesses and (iii) realized and unrealized gains and losses on credit derivatives.

          Our premiums are a function of the amount of par or notional amount of debt obligations that we guaranty, market prices and the type of debt obligation guarantied. We receive premiums either on an upfront basis when the policy is issued or the contract is executed or on an installment basis over the life of the applicable transaction.

          Premiums are accounted for as written when due; therefore when we enter into policies that provide for upfront premium, all of the premium on the policy is accounted for as written generally when the policy commences. The portion of the upfront premium that has been written but has not yet been earned is carried on our balance sheet as deferred premium revenue. When we enter into policies that provide for installment premium, only that installment of the premium that is then due (generally the current monthly, quarterly or semiannual installment) is accounted for as written. Future premium installments during the remainder of the life of the installment-based policy are not reflected on our balance sheet. Therefore, the amount of total premiums written that we report for any period will be affected by the mix of policies that we wrote in that period on an “upfront” and, in that period and prior periods, on an “installment” basis. Generally, a financial guaranty insurance company with a growing in-force book of business should recognize an increasing amount of net earned premium from policies written in prior reporting periods, whether premiums are received on an upfront or installment basis. Future installments of premium on business written in a year are sometimes reported by financial guarantors as a component of Adjusted Gross Premiums, a non-GAAP financial measure. The amount of installment premiums actually realized by us in the future (and that would be otherwise reflected in revenue) could be reduced due to factors such as early termination of insurance contracts or accelerated prepayments of underlying obligations. See “—Critical Accounting Policies and Estimates” below for a description of how such premiums are earned.

          Our investment income is a function of the amount of our invested assets and the yield that we earn on those assets. The investment yield will be a function of market interest rates at the time of investment, as well as the type, credit quality and duration of our invested assets. In addition, we could realize gains or losses on the sale of securities in our investment portfolio or recognize an other-than-temporary impairment as a result of changing market conditions, including changes in market interest rates, and changes in the credit quality of our invested assets.

          Unrealized gains and losses on credit derivatives and insurance policies that we account for as derivative contracts are a function of changes in the estimated fair value of those contracts. We expect these unrealized gains and losses to fluctuate primarily based on changes in credit spreads and the credit quality of the referenced securities. We generally hold these derivative contracts to maturity. When we hold a derivative contract to maturity, the cumulative unrealized gains and losses will net to zero if we incur no credit losses on that contract. In certain circumstances, we may choose to terminate a credit derivative prior to its maturity (for example, upon a deterioration in underlying credit quality).

          Our expenses primarily consist of losses and loss adjustment expenses, acquisition costs, operating expenses, and income taxes. Losses and loss adjustment expenses are a function of the quality, amount and type of business we guaranty and are based upon estimates. The risks inherent in our credit enhancement businesses have a low expected frequency of loss and, at the time we accept such risk, generally will be of investment-grade quality without the benefit of credit enhancement provided by us through the issuance of our insurance policies and credit default swaps. Acquisition costs are related to the production of new business and are generally deferred and recognized over the period in which the related premiums are earned. See “—Critical Accounting Policies and Estimates—Deferred Acquisition Costs and Deferred Ceding Commissions.” Operating expenses consist primarily of costs relating to compensation of our employees, information technology, office premises and professional fees. Income taxes are a function of our profitability and the applicable tax rate in the various jurisdictions in which we do business.

          We review our periodic sales performance by reviewing a measure known as “Adjusted Gross Premiums.” Adjusted Gross Premiums for any period equals the sum of: (i) upfront premiums written in such period, (ii) current installment premiums due on business written in such period and (iii) expected future installment premiums discounted at 7%, which we refer to as the “present value of future installment premiums” or “PVFIP,” on business written during such period. This measure adjusts for the fact, as described above, that upfront premiums are recorded in full as total premiums written when written but future installment premiums are not. PVFIP is not reflected on our combined balance sheet. PVFIP can be negatively affected by prepayments, early terminations, credit losses or other factors impacting our in-force book of business. See “Business—Gross Premiums Written By Segment.” For a reconciliation of Adjusted Gross Premiums to total premiums written, see “Prospectus Summary—Summary Combined Financial Information.”

          Finally, we also measure our performance by net income excluding: (i) net realized losses on investments and (ii) earned premiums from refundings.

          We expect that we will incur net incremental expenses in connection with becoming a stand-alone public company, which we currently estimate will be approximately $     million per year. These expenses include expenses relating to: board of directors fees, directors’ and officers’ liability insurance, independent auditor fees, stock registrar and listing fees, annual report and proxy production and distribution costs and compensation relating to being a stand-alone public company.

     Segments

          Our businesses are organized and managed in two independent operating segments: financial guaranty insurance and financial guaranty reinsurance. Our financial guaranty insurance segment offers financial guaranty insurance policies and credit default swaps. Our financial guaranty reinsurance segment reinsures financial guaranty policies and credit default swaps issued by other monoline financial guaranty insurance companies. We evaluate the performance of each operating segment based upon underwriting profit or loss before income taxes, nonrecurring items (for example, items of an unusual or infrequent nature) and inter-segment transactions. Certain costs and operating expenses are allocated to each of the segments based upon: (i) a review of the nature of such costs and (ii) time studies analyzing the amount of employee compensation costs incurred by each segment. Except for the foregoing allocations, the accounting policies of the segments are the same as those described in the summary of significant accounting policies in our combined financial statements presented elsewhere in this prospectus.

Transactions Coincident with the Formation of SCA and the Offering

          In connection with this offering, we will (i) be entering into arrangements with affiliates of XL Capital to provide us with protection with respect to adverse development with respect to certain transactions, for which protection we will pay a premium to an affiliate of XL Capital, (ii) transfer or re-assume certain financial guaranty business that was originally reinsured to, or written by, XLI principally due to single risk limits and rating agency capital adequacy requirements then applicable to us, which business totaled, at December 31, 2005, approximately $4.2 billion of net par outstanding and (iii) cancel our reinsurance of certain non-financial guaranty business ceded to us by XLI. Unless otherwise indicated, the financial information and data contained in this prospectus do not give effect to the foregoing arrangements. We will also enter into a number of other agreements with XL Capital and several of its subsidiaries that will govern certain aspects of our relationship with XL Capital after this offering, including a series of service agreements under which such subsidiaries of XL Capital will provide certain services to us or receive certain services from us for a period of time after this offering. See “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates.”

Critical Accounting Policies and Estimates

          The discussion and analysis of our financial condition and results of operations are based on our combined financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates, and those differences may be material.

          Critical accounting policies and estimates are defined as those that require management to make significant judgments, as well as those where results therefrom may be materially different under different assumptions and conditions. We have identified the accounting for: losses and loss adjustment expenses, the valuation of credit default swaps and investments, premium revenue recognition, deferred acquisition costs, and deferred income taxes, as critical accounting policies. An understanding of our accounting policies for these items is of critical importance to understanding our combined financial statements. The following discussion provides more information regarding the estimates and assumptions used for these items and should be read in conjunction with the notes to our combined financial statements.

     Reserves for Losses and Loss Adjustment Expenses

          The financial guaranties that we issue insure scheduled payments of principal and interest due on various types of financial obligations against default by the issuers of such obligations. Our management establishes reserves for losses and loss adjustment expenses on such business based on recommendations from our Loss Reserve Committee, which is comprised of members of senior management. Establishment of such reserves requires the use of judgment and estimates with respect to the occurrence and amount of a loss on an insured obligation.

          We establish two types of reserves for losses and loss adjustment expenses: (i) case basis reserves and (ii) unallocated reserves.

          Case basis reserves on financial guaranty insurance business written are established by us with respect to a specific policy or contract upon receipt of a claim notice or when management determines that (i) a claim is probable in the future based on specific credit events that have occurred and (ii) the amount of the ultimate loss that we will incur can be reasonably estimated. The amount of the case basis reserve is based on the net present value of the expected ultimate loss and loss adjustment expense payments that we expect to make, net of expected recoveries under salvage and subrogation rights. Case basis reserves are generally discounted at a rate reflecting the yield of our investment portfolio. We believe this yield is an appropriate rate to discount our reserves because it reflects the rate of return on the assets supporting such business. When a case basis reserve is established for a guarantied obligation whose premium is paid on an upfront basis, we continue to record premium earnings on such policy over its remaining life, unless we have recorded a full limit loss with respect to such policy, in which case the remaining deferred premium revenue relating thereto is immediately reflected in earnings.

          A number of variables are considered when establishing a case basis reserve. These variables include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured, the projected cash flow or market value of any assets that collateralize or secure the insured obligation, and the historical and projected loss rates on such assets. Other factors that may affect the actual ultimate loss include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral.

          Case basis reserves on financial guaranty reinsurance assumed are generally established upon notification from ceding companies. Our reinsurance contracts require ceding companies to submit monthly statements of premium and loss activity for the period, as well as information regarding the performance of reinsured contracts on the ceding companies’ equivalent of our list of closely monitored credits as discussed below. This information is recorded into our records upon receipt of the monthly statements, which are generally subject to a one-month reporting time lag. Based on our evaluation of the loss activity on the monthly statements, we may establish case reserves greater than those reported by the ceding company. Our underwriting and surveillance groups perform periodic reviews of our ceding companies to ensure that their underwriting and surveillance procedures meet our standards.

          In addition to case basis reserves, we maintain an unallocated loss reserve for expected losses inherent in our in-force business, which is estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by us is in accordance with Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. The methodology applied is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern (or the expected pattern of the expiration of risk on in-force policies). In accordance with our accounting policy, the unallocated reserve is increased each quarter by applying the initial expected loss ratio to earned premium for the period and adjusted each quarter to reflect the expected loss emergence pattern (or the expected pattern of the expiration of risk on in-force policies). The expected loss emergence pattern is periodically analyzed as part of our review of the overall adequacy of the unallocated loss reserve.

          Our selection of an initial expected loss ratio and loss emergence pattern considers the characteristics of our in-force financial guaranty insurance and reinsurance business, as well as our actual loss experience and that of the industry. On a periodic basis, we compare our selected initial expected loss ratio to our actual loss experience, as well as to industry loss experience, and we adjust our selected initial expected loss ratio as considered necessary to ensure that such ratio continues to be appropriate for the risks inherent in our in-force business. In addition, we adjust or realign the expected loss emergence pattern on a periodic basis, as considered necessary, to better correlate with the underlying changes in our in-force business (for example, changes in the average life of in-force business resulting from changes in the mix of business and risk or par expiration).

          Our unallocated loss reserve is established on an undiscounted basis. Our unallocated loss reserve represents management’s best estimate of losses that we will incur as a result of credit deterioration in our in-force business but which have not yet been specifically identified.

          We update our estimates of losses and loss adjustment expense reserves quarterly. Loss assumptions used in computing reserves for losses and loss adjustment expenses are updated periodically for emerging experience, and any resulting changes in reserves are recorded as a charge or credit to earnings in the period such estimates are changed. While we believe that our reserves for losses and loss adjustment expenses are adequate to cover our ultimate net cost of claims, due to the inherent uncertainties of estimating reserves for loss and loss adjustment expenses, actual experience may differ from the estimates reflected in our combined financial statements, and the differences may be material.

          The following tables summarize our gross reserves (before the effect of reinsurance ceded) for losses and loss adjustment expenses by segment and by type of reserve as of the dates presented. For an explanation of changes in these reserves see “—Combined Results of Operations.”

	As of December 31, 2004

(in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Gross case basis reserve for losses	$42,151	$5,221	$47,372
Gross case basis reserve for loss adjustment expenses	3,399	—	3,399
Gross unallocated reserves	52,758	12,205	64,963

Total	$98,308	$17,426	$115,734

	As of December 31, 2005

(in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Gross case basis reserve for losses	$64,057	$1,269	$65,326
Gross case basis reserve for loss adjustment expenses	2,880	1,176	4,056
Gross unallocated reserves	63,091	14,895	77,986

Total	$130,028	$17,340	$147,368

          Our surveillance department is responsible for monitoring the performance of our in-force portfolio. They maintain a list of credits that they have determined need to be closely monitored and, for certain of those credits, they undertake remediation activities they determine to be appropriate in order to mitigate the likelihood and/or amount of any loss that we could incur with respect to such credits.

          The activities of our surveillance department are integral to the identification of specific credits that have experienced deterioration in credit quality and to the assessment of whether losses on such credits are probable, as well as any estimation of the amount of loss expected to be incurred with respect to such credits. Closely monitored credits are divided into four categories: Special Monitoring List—investment grade credits where a covenant or trigger may be breached or is close to being breached and warrants closer monitoring; Yellow Flag List—credits that we determine to be non-investment grade but a loss or claim is unlikely; Red Flag List—credits where we do not expect an ultimate loss but a claim is possible but not probable; Loss List—credits where we have either suffered a loss or expect to suffer a loss and have recorded a case reserve. Credits that are not closely monitored credits are considered fundamentally sound, normal risk. See “Business—Risk Management” for further definition and discussion of credits designated as closely monitored credits.

          The following table presents our combined in-force financial guaranty net par outstanding at December 31, 2004 and 2005 by category of closely monitored credit:

	As of December 31, 2004		As of December 31, 2005

(in millions, except percentages)	Net Par Outstanding	% of Net Par Outstanding	Net Par Outstanding	% of Net Par Outstanding

Fundamentally sound normal risk	$65,251.4	97.5%	$80,572.4	98.4%
Closely monitored credits (1):
Special monitoring	1,088.6	1.6%	691.9	0.8%
Yellow flag	347.0	0.5%	229.4	0.3%
Red flag	34.1	0.1%	58.1	0.1%
Loss list	212.9	0.3%	338.9	0.4%

Sub Total	1,682.6	2.5%	1,318.3	1.6%

Total	$66,934.0	100.0%	$81,890.7	100.0%

(1)

Protection with respect to adverse development with respect to certain closely monitored credits will be provided by affiliates of XL Capital in connection with the consummation of this offering. See “—Transactions Coincident with the Formation of SCA and the Offering” and “Formation Transactions.”

          The following table sets forth our financial guaranty insurance and reinsurance portfolio as of the dates indicated by S&P rating category.

(in millions, except percentages)	Net Par Outstanding December 31, 2004	Percent of Total Net Par Outstanding	Net Par Outstanding December 31, 2005	Percent of Total Net Par Outstanding

S&P Rating Category (1):
AAA	$19,524	29.2%	$22,697	27.7%
AA	6,745	10.1%	10,640	13.0%
A	22,633	33.8%	27,185	33.2%
BBB	17,676	26.4%	20,962	25.6%
Below investment grade (2)	356	0.5%	407	0.5%

Total	$66,934	100.0%	$81,891	100.0%

(1)	If unrated by S&P, an internal assessment of underlying credit quality is used to calculate a rating.

(2)

Protection with respect to adverse development with respect to certain transactions rated below investment grade will be provided by affiliates of XL Capital in connection with the consummation of this offering. See “—Transactions Coincident with the Formation of SCA and the Offering” and “Formation Transactions.”

          The table below illustrates the sensitivity of our gross unallocated reserves to changes in frequency of loss and severity of loss assumptions. The change in these estimates represents our estimate of reasonably possible changes. Management estimates that changes in the 5% to 10% range are reasonably possible. Accordingly, we derived our sensitivity analysis based upon changes of 5% and 10% separately for frequency and severity, and then also for a simultaneous increase of both frequency and severity by 5%.

(in thousands, except percentages)	Reserve	Pre-tax Reserve Change	% Change

Portfolio Reserve as of December 31, 2005	$77,986	$—	—
5% Frequency Increase	81,819	3,832	4.91%
10% Frequency Increase	85,650	7,663	9.83%
5% Severity Increase	81,886	3,899	5.00%
10% Severity Increase	85,768	7,799	10.00%
Simultaneous 5% Frequency and 5% Severity Increase	85,913	7,926	10.16%

          Gross case basis reserves of $65.3 million (excluding loss adjustment expenses) primarily relate to two insured structured finance transactions. The net case basis reserve is $13.4 million. We have not received a claim on either of these obligations. Our experience with incurred losses on defaulted credits is limited, therefore we do not believe such historical experience provides a reasonable basis for assessing the sensitivity of the existing case reserves. Actual losses incurred on existing case basis reserves may be different from that estimated and such difference could be material to our financial statements.

     Industry Methodology

          We are aware that there are certain differences regarding the measurement of unallocated reserves for losses and loss adjustment expenses among companies in the financial guaranty industry. In January and February 2005, the SEC staff had discussions concerning these differences with a number of industry participants. Based on those discussions, in June 2005, the FASB staff decided additional guidance is necessary. When the FASB staff reaches a conclusion on this issue, which may occur during 2006, we (and the rest of the financial guaranty industry) may be required to change our loss reserving policies as well as other accounting policies. We cannot currently assess how the FASB or SEC staff’s ultimate resolution of this issue will impact us or other members of our industry. See “Risk Factors—Risks Related to Our Company—Rules relating to certain accounting practices in the financial guaranty insurance and reinsurance industry are currently being reviewed by applicable regulatory bodies and any changes required by that review could have a material effect on the reported operating results and financial condition of the industry or particular market participants, including us, depending on the extent to which current policies differ from those promulgated by such regulatory bodies.”

     Valuation of Credit Default Swaps

          We write and reinsure credit default swaps, which are derivative financial instruments. While we view the credit default swaps that we write or reinsure as, in substance, an extension of our financial guaranty business, they do not qualify for the financial guaranty insurance scope exception under FAS 133 and, therefore, are reported at fair value, with changes in fair value included in our earnings.

          Because we view these derivative contracts as an extension of our financial guaranty business, we believe that the most meaningful presentation of these derivatives is to reflect: (i) fees that we receive from the issuance of such contracts in the line item captions in the statement of operations entitled “gross premiums written,” “reinsurance premium assumed,” “net premiums written” and “net premiums earned,” as appropriate, (ii) losses from actual and expected payments to counterparties under such contracts in the line item caption in the statement of operations entitled “net losses and loss adjustment expenses” and (iii) changes in the fair value of such instruments which are attributable to market factors, as discussed below, in the line item caption in the statement of operations entitled “net realized and unrealized gains (losses) on credit derivatives.”

          We generally hold credit default swaps that we issue to maturity. However, in certain circumstances, such as for risk management purposes, we may decide to terminate a derivative contract prior to maturity. When we hold a derivative to maturity, the cumulative unrealized gains and losses will net to zero if we incur no credit losses on that contract. However, in the event that we terminate a derivative contact prior to maturity the unrealized gain or loss will be realized through premiums earned and losses incurred.

          We determine the fair value of our issued in-force credit default swaps using a model we have developed. This model utilizes observable market data where available and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change in fair value resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value. Because the valuation of our credit default swaps requires management to make certain assumptions and estimates, actual experience may differ from the estimates reflected in our combined financial statements, and the differences may be material. This model and the related assumptions are periodically reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information. While limited in volume, transactions where we reinsure a derivative instrument are also reported at fair value using information from the primary insurer.

     Valuation of Investments

          All of our investments in fixed maturity securities and short-term investments are considered available-for-sale and accordingly are carried at fair value. As of December 31, 2004 and 2005, the carrying value of our investments was $1.2 billion and $1.4 billion, respectively. The fair values of our investments are based upon quoted market prices from a nationally recognized pricing service or on dealer quotes.

          As of December 31, 2005, based on fair value approximately 96.4% of our investments were long-term fixed maturity securities, and our portfolio had an average duration of 3.5 years, compared with 90.7% and 3.6 years as of December 31, 2004. Changes in interest rates affect the value of our fixed maturity portfolio. As interest rates fall, the fair value of fixed maturity securities increases, and as interest rates rise, the fair value of fixed maturity securities decreases. The following table summarizes the estimated change in fair value net of related income taxes of our investment portfolio as of December 31, 2005 based upon an assumed parallel shift in interest rates across the entire yield curve:

(in millions)	Estimated Increase (Decrease) in Fair Value

Change in interest rates:
300 basis point rise	$(147.7)
200 basis point rise	(98.5)
100 basis point rise	(49.2)
100 basis point decrease	49.2
200 basis point decrease	98.5
300 basis point decrease	147.7

          Our process for identifying declines in the fair value of investments that are other-than-temporary involves consideration of several factors. These factors include (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) our intent and ability to hold the investment for a sufficient period of time for the value to recover. Where our analysis of the above factors results in the conclusion that declines in fair values are other-than-temporary, the cost of the security would be written down to fair value and such write down is reflected as a realized loss in the period that such determination is made.

          We did not record any other-than-temporary declines in the fair value of fixed maturity securities or short-term investments for the years ended December 31, 2003, 2004 and 2005.

          The following table summarizes the unrealized losses on fixed maturity securities and short-term investments in our investment portfolio by type of security and the length of time such securities have been in a continuous unrealized loss position as of the dates indicated:

	December 31, 2004

	Less than 12 months		12 months or more		Total

(in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Description of securities
Mortgage and asset-backed securities	$231,181	$4,299	$1,801	$62	$232,982	$4,361
U.S. Government and government agencies	378,073	787	—	—	378,073	787
Corporate	164,601	2,119	—	—	164,601	2,119
U.S. states and political subdivisions	1,831	17	—	—	1,831	17
Non-U.S. sovereign government	4,916	68	—	—	4,916	68

Total fixed maturities and short-term investments	$780,602	$7,290	$1,801	$62	$782,403	$7,352

	December 31, 2005

	Less than 12 months		12 months or more		Total

(in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Description of securities
Mortgage and asset-backed securities	$225,179	$3,846	$244,632	$7,841	$469,811	$11,687
U.S. Government and government agencies	352,657	4,456	82,271	2,210	434,928	6,666
Corporate	139,192	2,031	91,972	3,355	231,164	5,386
U.S. states and political subdivisions	410	—	1,804	45	2,214	45
Non-U.S. sovereign government	—	—	8,445	234	8,445	234

Total fixed maturities and short-term investments	$717,438	$10,333	$429,124	$13,685	$1,146,562	$24,018

     Premium Revenue Recognition

          Premiums charged by us in connection with the issuance of our guaranties are received either upfront or in installments. Such premiums are recognized as written when due. Installment premiums written are earned ratably over the installment period, generally one to three months. Upfront premiums written are earned in proportion to the expiration of the related risk. The methodology employed to earn upfront premiums requires that such premiums be apportioned to individual sinking fund payments of a bond issue according to the bond issue’s amortization schedule. The apportionment is based on the ratio of the principal amount of each sinking fund payment to the total principal amount of the bond issue. After the premium is allocated to each scheduled sinking fund payment, such allocated premium is earned on a straight-line basis over the period of that sinking fund payment. As a result, earned premiums relating to upfront premiums are greater in the earlier periods of an upfront transaction when there is a higher amount of risk or principal outstanding. Deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk or principal of insured obligations. In addition, when an insured issue is retired early, is called by the issuer or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time.

          For the years ended December 31, 2003, 2004 and 2005, approximately 71.0%, 63.0% and 57.1%, respectively, of our gross premiums written were received upfront, and 29.0%, 37.0% and 42.9%, respectively, were received in installments. For the years ended December 31, 2003, 2004 and 2005, approximately 51.6%, 45.3% and 59.1%, respectively, of our reinsurance premiums assumed were received upfront, and 48.4%, 54.7% and 40.9%, respectively, were received in installments.

     Deferred Acquisition Costs and Deferred Ceding Commissions

          Acquisition costs incurred that vary with and are directly related to the production of new insurance and reinsurance business are deferred and amortized to expense in relation to earned premiums. These costs include direct and indirect expenses such as compensation costs of underwriting and marketing personnel and ceding commissions paid on assumed business. As of December 31, 2004 and 2005, we had deferred acquisition costs of $44.6 million and $59.6 million, respectively. Management uses its judgment in determining the amount of costs that should be deferred. Each year we conduct a study to determine the amount of operating costs that vary with, and are directly related to, the acquisition of new insurance and reinsurance business and therefore qualify for deferral. Ceding commissions received on premiums we cede to other reinsurers reduce acquisition costs. Such costs are earned in relation to earned premium. In determining the recoverability of our deferred acquisition costs we consider expected losses and loss adjustment expenses, maintenance costs, unearned premiums, the anticipated present value of future premiums under installment contracts written, and anticipated investment income. Acquisition costs associated with credit derivative products are expensed as incurred. For policies reinsured with third parties we receive ceding commissions to compensate for acquisition costs incurred. We net ceding commissions received against deferred acquisition costs and earn these ceding commissions over the period in which the related premiums are earned.

     Deferred Income Taxes

          Deferred income tax assets and liabilities are established for the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect for the year in which the differences are expected to reverse. Such temporary differences relate principally to deferred ceding commissions, reserves for losses and loss adjustment expenses, deferred premium revenue, realized and unrealized gains and losses on investments and derivative financial instruments and statutory contingency reserves. A valuation allowance is recorded to reduce a deferred tax asset to the amount that is estimated to be more likely than not to be realized.

          As of December 31, 2004 and 2005, our combined financial statements reflect a deferred federal income tax asset of $17.3 million and $18.8 million, respectively, resulting from the operations of XLCA which is subject to U.S. federal income taxes. Such deferred tax assets are net of a valuation allowance of zero and $0.9 million as of December 31, 2004 and 2005, respectively. Once XLCA leaves the XL Capital consolidated U.S. tax group effective upon the consummation of this offering, management of XLCA will be required to evaluate the realizibility of XLCA’s deferred tax assets without the benefit of being a member of the XL Capital consolidated U.S. tax group. While management does not expect to have to increase its valuation allowance subsequent to this offering, the valuation allowance is subject to considerable judgment and, accordingly, no assurance can be given that such valuation allowance will not be increased and such increase could be material to our consolidated financial statements.

Combined Results of Operations

          The following table presents summary combined statement of operations data for the years ended December 31, 2003, 2004 and 2005:

(in thousands)	2003	2004	2005

Revenues
Gross premiums written	$260,321	$232,541	$233,269
Reinsurance premiums assumed	59,131	44,021	52,170

Total premiums written	319,452	276,562	285,439
Ceded premiums written	(67,414)	(8,123)	(40,527)

Net premiums written	252,038	268,439	244,912
Change in net deferred premium revenue	(148,966)	(152,158)	(93,073)

Net premiums earned (net of ceded premiums earned of $28,107; $59,144; and $37,652)	103,072	116,281	151,839
Net investment income	22,754	35,746	51,160
Net realized (losses) gains on investments	3,621	(178)	(3,221)
Net realized and unrealized gains (losses) on credit derivatives	15,606	12,687	(6,681)
Fee income and other	3,321	100	750

Total revenues	148,374	164,636	193,847

Expenses
Net losses and loss adjustment expenses	20,038	21,274	26,021
Acquisition costs, net	6,776	8,259	12,231
Operating expenses	51,719	58,395	67,621

Total expenses	78,533	87,928	105,873

Net income before income tax	69,841	76,708	87,974
Income tax expense (benefit)	(955)	1,920	(1,277)

Net income	70,796	74,788	89,251

Preference share dividends	9,491	15,934	8,805

Net income available to common shareholders	$61,305	$58,854	$80,446

Segment Results of Operations

          The following tables present summary statement of operations data for our operating segments for the years ended December 31, 2003, 2004 and 2005:

	2003

(in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Gross premiums written	$260,321	$—	$260,321
Reinsurance premiums assumed	—	59,131	59,131

Total premiums written	260,321	59,131	319,452
Ceded premiums written	(67,414)	—	(67,414)

Net premiums written	192,907	59,131	252,038
Change in net deferred premium revenue	(125,449)	(23,517)	(148,966)

Net premiums earned	67,458	35,614	103,072
Fee income and other	1,412	1,909	3,321
Net losses and loss adjustment expenses	10,216	9,822	20,038
Acquisition costs, net	695	6,081	6,776
Operating expenses	44,892	6,827	51,719

Underwriting profit	$13,067	$14,793	$27,860

	2004

(in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Gross premiums written	$232,541	$—	$232,541
Reinsurance premiums assumed	—	44,021	44,021

Total premiums written	232,541	44,021	276,562
Ceded premiums written	(8,123)	—	(8,123)

Net premiums written	224,418	44,021	268,439
Change in net deferred premium revenue	(138,977)	(13,181)	(152,158)

Net premiums earned	85,441	30,840	116,281
Fee income and other	100	—	100
Net losses and loss adjustment expenses	17,099	4,175	21,274
Acquisition costs, net	1,932	6,327	8,259
Operating expenses	48,071	10,324	58,395

Underwriting profit	$18,439	$10,014	$28,453

	2005

(in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Gross premiums written	$233,269	$—	$233,269
Reinsurance premiums assumed	—	52,170	52,170

Total premiums written	233,269	52,170	285,439
Ceded premiums written	(40,527)	—	(40,527)

Net premiums written	192,742	52,170	244,912
Change in net deferred premium revenue	(72,159)	(20,914)	(93,073)

Net premiums earned	120,583	31,256	151,839
Fee income and other	750	—	750
Net losses and loss adjustment expenses	25,369	652	26,021
Acquisition costs, net	4,664	7,567	12,231
Operating expenses	59,434	8,187	67,621

Underwriting profit	$31,866	$14,850	$46,716

Discussion of Combined and Segment Results of Operations

     Net Income

          Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004. We reported record net income for 2005 of $89.3 million, a 14.5% increase over $74.8 million in 2004. The increase in our 2005 earnings was driven by significant growth in net premiums earned, reflecting new business written in 2005 as well as the cumulative benefit of business written in prior years, and a 43.1% increase in investment income as our growing investment portfolio was invested at higher yields in the increasing interest rate environment. The increase in our investment portfolio primarily resulted from new business production and a capital contribution of $125 million in December 2004. Market conditions in 2005 continued to reflect tight credit spreads and increasing financial guaranty insurance competition. However, the volume of new securities issued in our principal target markets increased over 2004 and we were able to increase our production of new business written across all business lines, other than asset-backed obligations, while still maintaining price and underwriting discipline. Our business production in any period, as measured by Adjusted Gross Premiums written (which includes upfront premiums written in such period, current installment premiums due on business written in such period and expected future installment premiums discounted at 7% on business written during such period) totaled $395.9 million in 2005, a 34.0% increase over $295.3 million in 2004 (see “Business—Gross Premiums Written By Segment”). For a reconciliation of Adjusted Gross Premiums to total premiums written, see “Prospectus Summary—Summary Combined Financial Information.”

          Our provision for net losses and loss adjustment expenses grew modestly in 2005, reflecting both an increase in unallocated reserves reflecting the growth in our in-force book of business and an increase in case basis reserves relating to certain insured credits. In addition, our operating expenses increased by 15.8% as we continued the build-out of our information technology infrastructure and added resources needed to support the planned growth of our business. We recorded a net unrealized loss on credit derivatives of $6.7 million compared to a net unrealized gain of $12.7 million during the prior year, primarily as a result of a slight widening of credit spreads, partially offset by the improved credit quality of underlying obligations for which we wrote credit default swaps.

          Dividends on the Series A preferred shares of XLFA decreased by 44.7% in 2005 as compared to 2004. The dividend on the XLFA Series A preferred shares varied from period to period, prior to December 31, 2005, because it was based in part on the average dividend rate paid by a select group of financial guaranty companies. See Note 5 to our combined financial statements for details regarding the preferred shares of XLFA and “Description of Share Capital—XLFA Series A Preferred Shares” for a description of the dividend rate and the recent amendment thereto. As a result, net income available to common shareholders for 2005 was $80.4 million, as compared to $58.9 million in 2004.

          Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003. We reported net income for 2004 of $74.8 million, a 5.6% increase over $70.8 million in 2003. The increase in our 2004 earnings reflects growth in net premiums earned, which in turn is a function of new business written in 2004 as well as the cumulative benefit of business written in prior years, and a 57.1% increase in investment income, due primarily to growth in our investment portfolio from new business production and a capital contribution of $100 million to XLCA in December 2003. Compared to 2003, market conditions in 2004 were characterized by tighter credit spreads and increased competition among financial guarantors, even though the volume of new securities issued in our markets increased on a year-over-year basis. During 2004, as compared to 2003, sales production in several business lines decreased. Our business production, as measured by Adjusted Gross Premiums written, totaled $295.3 million in 2004, a 17.9% decrease from $359.6 million in 2003 (see “Business—Gross Premiums Written By Segment”). For a reconciliation of Adjusted Gross Premiums to total premiums written, see “Prospectus Summary — Summary Combined Financial Information.”

          Net losses and loss adjustment expenses grew modestly in 2004, reflecting both an increase in unallocated reserves reflecting the growth in our in-force book of business and an increase in case basis reserves relating to certain insured credits. In addition, our operating expenses increased by 12.9% as we continued the build-out of our information technology infrastructure and added resources needed to support planned growth of our business. We recorded a net unrealized gain on credit derivatives of $12.7 million compared to a net unrealized gain of $15.6 million during the prior year, primarily as a result of tightening credit spreads. Dividends on the Series A preferred shares of XLFA increased by 67.9% in 2004 as compared to 2003. As a result, net income available to common shareholders for 2004 was $58.9 million, as compared to $61.3 million in 2003.

     Gross Premiums Written

          All our gross premiums written are from our financial guaranty insurance segment. Gross premiums written during the period include: (i) premiums received upfront on policies or contracts written during the period, (ii) installment premiums received during the period on in-force policies or contracts that were written prior to the period, and (iii) installment premiums received during the period on policies and contracts written during the period. Gross premiums written during the period do not include installment premiums due in future periods. Accordingly, our premiums written during any period are a function of the type of contracts we write (upfront versus installment), as well as prevailing market prices. Factors affecting market prices include credit spreads, interest rates, competition and new issuance and refunding volume. Generally, financial guaranty insurers are able to charge higher premiums when credit spreads widen. The following table presents, for the periods indicated, the amount of gross premiums written attributable to upfront and installment policies and contracts.

	For the Year Ended December 31,

(in thousands)	2003	2004	2005

Gross premiums written:
Upfront policies/contracts	$184,799	$146,475	$133,100
Installment policies/contracts	75,522	86,066	100,169

	$260,321	$232,541	$233,269

          Gross premiums written were $233.3 million in 2005, an increase of $0.8 million or 0.3%, from $232.5 million recorded in 2004. Gross premiums written remained relatively flat in 2005 as compared to 2004, primarily as a result of a decline in upfront premiums written offset by an increase in installment premiums written. Upfront premiums declined due to tighter credit spreads and increased market competition across our business lines. The increase in our installment premiums reflected the growth of our in-force book of installment business.

          Gross premiums written in 2004 were $232.5 million, a decrease of $27.8 million or 10.7%, as compared to $260.3 million recorded in 2003. The decrease in gross premiums written in 2004, as compared to 2003, was primarily due to a shift in business mix from upfront to installment business, as well as increased competition among financial guarantors and a general decline in premium rates associated with a narrowing of credit spreads across all of our markets.

          See “Business—Gross Premiums Written By Segment” for information management reviews to evaluate new business production. This information consists of gross premiums written on upfront business and the estimated present value of future premiums on installment business.

     Reinsurance Premiums Assumed

          All our reinsurance premiums assumed are from our financial guaranty reinsurance segment. The majority of our financial guaranty reinsurance business is assumed from affiliates of FSA.

          The following table presents, for the periods indicated, the amount of reinsurance premiums assumed from affiliates of FSA and other third-party primary companies:

	For the Year Ended December 31,

(in thousands)	2003	2004	2005

Affiliates of FSA	$46,615	$32,131	$34,274
Third-party primary companies	12,516	11,890	17,896

Total	$59,131	$44,021	$52,170

          Reinsurance premiums assumed in 2005 were $52.2 million, an increase of $8.2 million or 18.6%, as compared to $44.0 million recorded in 2004. The increase was largely due to a new reinsurance arrangement with a large third-party financial guaranty primary company, which generated $7.0 million of assumed premiums. Total reinsurance premiums assumed of $44.0 million in 2004 decreased $15.1 million or 25.5%, as compared to $59.1 million recorded in 2003. The decrease was primarily due to a decrease in premiums assumed from affiliates of FSA. The amount of reinsurance ceded to us from year to year by affiliates of FSA depends upon the type and amount of insurance that they write, their capital needs and other factors.

          The following table presents, for the periods indicated, the amount of reinsurance premiums assumed attributable to upfront and installment policies and contracts:

	For the Year Ended December 31,

(in thousands)	2003	2004	2005

Reinsurance premiums assumed:
Upfront policies/contracts	$30,543	$19,947	$30,820
Installment policies/contracts	28,588	24,074	21,350

	$59,131	$44,021	$52,170

     Ceded Premiums

          We manage our in-force business based on single-risk limits to avoid concentration in single names and to mitigate event risk. For transactions that exceed these limits, we cede the excess to XLI or third-party reinsurers. Through these cessions, we gain greater flexibility to manage large single risks and reduce concentration in specific bond sectors and geographic regions. Part of our long-term strategy is to reduce reinsurance to XLI and increase our third-party reinsurance relationships. To the extent that we cede a portion of our exposure to one or more reinsurance companies, we can reduce our concentration to particular issuers and help to control the diversification of our in-force business. In addition, use of reinsurance can increase our capacity to write new business and strengthen our financial ratios.

          The following table presents, for the periods indicated, the amount of premiums ceded to XLI, XL Reinsurance America Inc., which we refer to as “XL RE AM,” a wholly-owned subsidiary of XL Capital, and other third-party reinsurers:

	For the Year Ended December 31,

(in thousands)	2003	2004	2005

XLI (1)	$(48,939)	$4,130	$(21,388)
XL RE AM	(4,490)	5,931	(2,449)
Other third-party reinsurers	(13,985)	(18,184)	(16,690)

Total	$(67,414)	$(8,123)	$(40,527)

(1)	Certain of this business will be transferred back to us upon consummation of this offering. See “—Transactions Coincident with the Formation of SCA and the Offering” and “Formation Transactions.”

          All our ceded premiums are from our financial guaranty insurance segment. Ceded premiums in 2005 were $40.5 million, an increase of $32.4 million or 400.0%, as compared to $8.1 million recorded in 2004. The increase in ceded premiums largely resulted from the cancellation and commutation at the end of 2004 of reinsurance provided to XLFA by XLI on 129 transactions, which reduced ceded premiums in 2004 by approximately $35.2 million. As a result of a capital contribution to XLFA at the end of 2004 of approximately $125 million, XLFA had additional capacity to retain risk and, accordingly, cancelled its reinsurance with XLI on the aforementioned transactions. Additionally, XLCA commuted a reinsurance arrangement with XL RE AM, which reduced ceded premiums in 2004 by approximately $6.0 million.

          Ceded premiums in 2004 were $8.1 million, a decrease of $59.3 million or 88.0%, as compared to $67.4 million recorded in 2003. The year over year decrease primarily resulted from the commutations discussed above, as well as lower retrocessions under other reinsurance arrangements with XLI.

     Net Premiums Earned

          Financial guaranty upfront premiums are earned in proportion to the expiration of the related risk and financial guaranty installment premiums are earned ratably over the installment period, generally one to three months. In addition, when an insured issue is retired early, is called by the issuer or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time. While reinsurance premiums assumed are earned based on reports from the reinsured companies, we believe that the underlying reinsured companies generally follow the revenue recognition policies and practices discussed above. See “—Critical Accounting Policies and Estimates—Premium Revenue Recognition.”

          The following table presents, for the periods indicated, the amount of earned premiums attributable to upfront and installment policies:

	For the Year Ended December 31,

(in thousands)	2003	2004	2005

Earned premium
Upfront policies/contracts	$30,018	$31,469	$52,550
Installment policies/contracts	73,054	84,812	99,289

	$103,072	$116,281	$151,839

          Net premiums earned in 2005 were $151.8 million, an increase of $35.5 million or 30.5%, as compared to $116.3 million in 2004. The increase in earned premiums in 2005, as compared to 2004, was primarily attributable to higher earned premiums in the financial guaranty insurance segment of $35.2 million, and higher earned premiums in the financial guaranty reinsurance segment of $0.5 million. Higher earned premiums in the financial guaranty insurance segment in 2005 are primarily due to the growth of our in-force business (in particular, our book of installment premium business written in prior periods) and earned premiums from the early retirement or refunding of insured securities of $12.9 million in 2005, as compared to $3.8 million in 2004. The $0.5 million increase in earned premiums in our financial guaranty reinsurance segment was primarily due to increases in earned premium related to unrelated parties of $2.3 million, partially offset by a decrease in earned premium related to affiliates of FSA of $1.8 million. Earned premiums from the refunding of insured securities in the financial guaranty reinsurance segment were $2.2 million in 2004, as compared to $1.9 million in 2005.

          Net premiums earned of $116.3 million in 2004 increased $13.2 million or 12.8%, as compared to $103.1 million in 2003.The increase in earned premiums in 2004, as compared to 2003, was attributable to higher earned premiums in the financial guaranty insurance segment of $17.9 million, partially offset by lower earned premiums in the financial guaranty reinsurance segment of $4.8 million. Higher earned premiums in the financial guaranty insurance segment in 2004 were primarily due to the growth of our in-force business but were negatively impacted by lower premiums from the early retirement or refunding of insured securities of $3.8 million in 2004, as compared to $5.1 million in 2003.

          The $4.8 million year over year decrease in earned premiums in our financial guaranty reinsurance segment was primarily due to decreases in earned premium related to affiliates of FSA of $5.5 million, partially offset by an increase in earned premium related to unrelated parties of $0.7 million. A further negative impact resulted from lower earned premiums from the refunding of insured securities. For our financial guaranty reinsurance segment, earned premiums from the refunding of insured securities were $2.2 million in 2004, compared to $8.2 million in 2003.

     Net Investment Income

          Net investment income was $51.2 million in 2005, an increase of $15.5 million or 43.4% as compared to $35.7 million in 2004. The increase in net investment income was due primarily to higher average invested assets resulting from net cash inflows from operations and a $125.0 million capital infusion during the fourth quarter of 2004, and higher effective yields. Net investment income of $35.7 million in 2004, increased $12.9 million or 57.6%, as compared to $22.8 million recorded in 2003. The increase in net investment income in 2004, as compared to 2003, was due primarily to higher average invested assets resulting from net cash inflows from operations and a $100.0 million capital infusion in the fourth quarter of 2003, and higher effective yields. The increase in investment yields is attributable primarily to the general rise in interest rates over the time period, particularly short- and medium-term interest rates. The five-year Treasury rate, for example, increased from 2.75% at December 31, 2002 to 4.35% at December 31, 2005, a difference of 1.60%. The effective yield on our portfolio increased by about 0.80% percent during the same period, as new money and the proceeds from maturing investments were invested at higher rates.

          The following tables present net investment income, average invested assets, and the effective yield on our average invested assets for the years ended December 31, 2003, 2004, and 2005, and the average duration of our invested assets as of December 31, 2004 and 2005:

	For the Year Ended December 31,

(in thousands, except percentages)	2003	2004	2005

Net investment income	$22,754	$35,746	$51,160
Average invested assets (1)	730,623	1,009,857	1,319,178
Yield (2)	3.1%	3.5%	3.9%

(1)	Represents the quarterly average of the amortized cost of fixed maturities, short-term investments and cash and cash equivalents for the respective periods.

(2)

Effective yield represents net investment income as a percentage of average invested assets. The increase in the effective yield was due to the turnover in our investment portfolios capturing the trend of rising interest rates.

	As at December 31,

	2004	2005

Duration (in years)	3.6	3.5

          Net Realized (Losses) Gains on Investments

               Net realized gains (losses) on investments were $(3.2) million, $(0.2) million, and $3.6 million in 2005, 2004 and 2003, respectively. Transactions giving rise to such realized gains (losses) were primarily attributable to portfolio management actions relating to the management of duration, yield and exposure to certain credit risks.

          Net Realized and Unrealized Gains (Losses) on Credit Derivatives

               Changes in the fair value of credit default swaps attributable to earnings from premiums received by us from the issuance of such contracts are recorded in net premiums earned in the combined statement of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such contracts are recorded in losses and loss adjustment expense in the combined statement of operations, and the remaining components of the change in fair value of credit default swaps, which are attributable to changes in interest rates, credit spreads, credit quality, expected recovery rates and other market factors, are recorded in net realized and unrealized gains (losses) on credit derivatives. See “—Critical Accounting Policies and Estimates—Valuation of Credit Default Swaps.”

               Net realized and unrealized gains (losses) on credit derivatives were $(6.7) million, $12.7 million and $15.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. The gains in 2004 and 2003 were driven by tightening credit spreads that increased the value of our credit default swaps. In 2005 credit spreads widened slightly, but did not move significantly in relation to 2004. Contributing to the decrease in fair value in 2005 was a decrease in value associated with an embedded derivative within XLFA’s soft capital facility. See “—Liquidity and Capital Resources.”

          Fee and Other Income

               We collect advisory and structuring fees in connection with certain transactions. In addition, we receive termination fees from our insureds and counterparties when we agree to their request to terminate our policies or contracts prior to their scheduled maturity. Depending upon the type of fee received, the fee is either earned when services are rendered or deferred and earned over the life of the related transaction. Termination fees are earned when due. Substantially all of fee income and other for 2005, 2004 and 2003 relate to the early terminations of certain policies and contracts.

          Net Losses and Loss Adjustment Expenses

               Net losses and loss expenses include current year net losses incurred and adverse or favorable development of prior year net loss and loss expenses reserves. See “—Critical Accounting Policies and Estimates—Reserves for Losses and Loss Adjustment Expenses.”

               The following table presents, for the periods indicated, the activity in our reserves for losses and loss adjustment expenses, net of reinsurance:

(in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Combined Total

Net Beginning balance, January 1, 2003	$12,328	$3,429	$15,757

Case reserve provision	—	4,519	4,519
Loss adjustment expense reserve provision	—	—	—
Unallocated reserve provision	10,216	5,303	15,519

Net losses and loss adjustment expenses	10,216	9,822	20,038
Paid loss and loss expenses	—	—	—

Net Ending balance, December 31, 2003	22,544	13,251	35,795

Case reserve provision	—	562	562
Loss adjustment expense reserve provision	4,391	—	4,391
Unallocated reserve provision	12,708	3,613	16,321

Net losses and loss adjustment expenses	17,099	4,175	21,274
Paid loss and loss expenses	(2,249)	—	(2,249)

Net Ending balance, December 31, 2004	37,394	17,426	54,820

Case reserve provision	12,905	(3,953)	8,952
Loss adjustment expense reserve provision	1,527	1,913	3,440
Unallocated reserve provision	10,937	2,692	13,629

Net losses and loss adjustment expenses	25,369	652	26,021
Paid loss and loss expenses	(1,952)	(738)	(2,690)

Net Ending balance, December 31, 2005	$60,811	$17,340	$78,151

               Net losses and loss adjustment expenses in 2005 were $26.0 million, an increase of $4.7 million or 22.1%, as compared to $21.3 million recorded in 2004. The increase in net losses and loss adjustment expenses in 2005, as compared to 2004, was primarily attributable to lower net losses and loss adjustment expenses in the financial guaranty reinsurance segment of $3.5 million offset by higher net losses and loss adjustment expenses in the financial guaranty insurance segment of $8.3 million. Higher net losses and loss adjustment expenses in the financial guaranty insurance segment consisted of case reserve provisions for losses related to three insured structured finance transactions, partially offset by net favorable development of our unallocated loss reserves and a lower provision for loss adjustment expenses. The favorable loss reserve development resulted from updating the expected risk expiration of our in-force book of business, as well as the impact of changes in the in-force book of business that have occurred during the year. Lower net losses and loss adjustment expenses in the financial guaranty reinsurance segment consisted of favorable case reserve development on two transactions assumed from FSA.

               Net losses and loss adjustment expenses were $21.3 million in 2004, an increase of $1.3 million or 6.5%, as compared to $20.0 million recorded in 2003. The increase in net losses and loss adjustment expenses in 2004, as compared to 2003, was primarily attributable to higher losses and loss adjustment expenses in the financial guaranty insurance segment of $6.9 million, offset by lower losses and loss adjustment expenses in the financial guaranty reinsurance segment of $5.6 million. Higher net losses and loss adjustment expenses in the financial guaranty insurance segment consisted of case reserve provisions for loss and loss adjustment expenses expected to be incurred in connection with two insured structured finance transactions and an increase in unallocated reserves due to the growth of our in-force book of business. Lower net losses and loss adjustment expenses in the financial guaranty reinsurance segment were primarily attributable to favorable reserve development on two transactions assumed from FSA, as well as a decrease in the unallocated reserve provision resulting from a decrease in premiums assumed and earned.

          Acquisition Costs, Net

               The following table presents the components of acquisition costs, net, during the periods indicated:

	Year Ended December 31,

(in thousands)	2003	2004	2005

Amortization of deferred acquisition costs and ceding commissions

Financial Guaranty Insurance:
Acquisition costs	$10,111	$12,062	$12,370
Ceding commissions	(9,416)	(10,130)	(7,706)

Net acquisition costs	695	1,932	4,664

Financial Guaranty Reinsurance:
Acquisition costs	6,081	6,327	7,567

Acquisition costs, net	$6,776	$8,259	$12,231

               Capitalized acquisition costs in the financial guaranty insurance segment consist of a portion of compensation, travel and entertainment and marketing costs, as well as premium and excise taxes, rating agency fees and legal costs associated with the production of new business. Such capitalized acquisition costs are reduced by ceding commission income on premiums ceded to reinsurers.

               Amortization of acquisition costs in the financial guaranty insurance segment was $12.4 million in 2005, an increase of $0.3 million or 2.5% as compared to $12.1 million in 2004. The increase primarily reflects the growth in our in-force business offset by a shift in business mix to more installment-based policies, resulting in lower deferred costs associated with premium and excise taxes. Amortization of deferred ceding commission revenue in the financial guaranty insurance segment was $7.7 million in 2005, a decrease of $2.4 million or 23.8% as compared to $10.1 million in 2004. Amortization of deferred ceding commission revenue from third party reinsurers increased $1.1 million from 2004 to 2005 due to higher cessions of installment business, while amortization of deferred ceding commission revenue from XLI and XL RE AM decreased $3.5 million from 2004 to 2005 primarily as a result of lower cessions of installment business.

               Amortization of acquisition costs in the financial guaranty insurance segment was $12.1 million in 2004, an increase of $2.0 million or 19.8% as compared to $10.1 million in 2003. The increase primarily reflects the growth in our in-force business offset by a shift in business mix to more installment-based policies, resulting in lower deferred costs associated with premium and excise taxes. Amortization of deferred ceding commission revenue in the financial guaranty insurance segment was $10.1 million in 2004 an increase of $0.7 million or 7.4% as compared to $9.4 million in 2003. Amortization of deferred ceding commission revenue from third parties decreased $0.2 million from 2003 to 2004, while amortization of deferred ceding commission revenue from XLI and XL RE AM increased $0.9 million from 2003 to 2004.

               Acquisition costs in the financial guaranty reinsurance segment represent commissions paid to acquire assumed business, as well as fees for letters of credit to secure our obligations to primary companies so that they can take credit for our reinsurance in filings with their local insurance regulators.

               Amortization of acquisition costs in the financial guaranty reinsurance segment was $7.6 million in 2005, an increase of $1.3 million or 20.6% as compared to $6.3 million in 2004. The increase was primarily due to an increase in letter of credit fees consistent with growth in our in-force reinsurance book of business. Amortization of acquisition costs in the financial guaranty reinsurance segment of $6.3 million in 2004 increased $0.2 million or 3.3%, from $6.1 million in 2003. The increase was primarily due to an increase in letter of credit fees, partially offset by a decrease in ceding commissions paid on assumed business. This is also consistent with the decrease in assumed business and the shift in the mix of such business to installment based policies in 2004, as compared to 2003.

          Operating Expenses

               Operating expenses were $67.6 million in 2005, an increase of $9.2 million or 15.8% as compared to $58.4 million in 2004. The increase in operating expenses in 2005, as compared to 2004, was primarily attributable to higher operating expenses in the financial guaranty insurance segment of $11.3 million, partially offset by lower operating expenses in the financial guaranty reinsurance segment of $2.1 million. The increase in operating expenses in the financial guaranty insurance segment was primarily due to higher information technology and other miscellaneous expenses. The increase in expenses in the financial guaranty insurance segment was due to the continued build-out of the infrastructure for our financial guaranty insurance business. The decrease in operating expenses in the financial guaranty reinsurance segment was primarily due to non-recurring costs incurred in 2004 in connection with the establishment of XLFA’s soft capital facility. See “—Liquidity and Capital Resources” for additional information regarding XLFA’s soft capital facility.

               Operating expenses were $58.4 million in 2004, an increase of $6.7 million or 13.0% as compared to $51.7 million in 2003. The increase in operating expenses in 2004, as compared to 2003, was primarily attributable to higher operating expenses of $3.2 million and $3.5 million in the financial guaranty insurance and financial guaranty reinsurance segments, respectively. The increase in expenses in the financial guaranty insurance segment was primarily the result of higher expenses associated with compensation, information technology costs and legal costs to support growth of our operations, partially offset by lower professional fees and other miscellaneous expenses. The increase in expenses in the financial guaranty reinsurance segment was primarily the result of higher costs associated with the establishment of XLFA’s soft capital facility, annual regulatory and licensing fees and other miscellaneous expenses.

Liquidity and Capital Resources

          SCA

               After the offering, SCA’s cash flow will consist of dividends from its subsidiaries, if declared and paid, and investment income on assets held by it from the proceeds of this offering, offset by expenses incurred for employee compensation and other expenses incurred as a stand-alone public company, including: board of directors fees, directors and officers liability insurance, independent auditor fees, stock registrar and listing fees, annual report and proxy production and distribution costs and compensation relating to being a stand-alone public company. As a holding company, SCA’s ability to meet its cash requirements (including any dividends on its common shares, if and when declared) will depend upon the receipt of dividends from its operating subsidiaries. The payment of dividends from certain of our operating subsidiaries is subject to regulatory restrictions. As a result, there can be no assurance that our operating subsidiaries will be able to pay us dividends, or that any dividends paid to us by our operating subsidiaries will be sufficient to fund our cash requirements or that we will not be required to seek external debt or equity financing to meet our operating expenses. See “Dividend Policy” and “Business—Regulation” and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares—Because we are a holding company and substantially all of our operations are conducted by our subsidiaries, our ability to meet any ongoing cash requirements, including any debt service payments or other expenses, and to pay dividends on our common shares in the future will depend on our ability to obtain cash dividends or other cash payments or obtain loans from our subsidiaries, which are regulated insurance companies that depend upon ratings from independent rating agencies. Our subsidiaries’ ability to pay dividends, or make loans, to us is consequently limited by regulatory and rating agency constraints.”

               In the ordinary course of our business, we will evaluate our liquidity needs and capital resources in light of our expenses, our dividend policy and the dividend paying ability of our operating subsidiaries, which include rating agency considerations. Based on the amount of dividends we expect to receive from our subsidiaries, the income we expect to receive on our invested assets, and the expected amount of our capital resources (principally the net proceeds from the offerings retained by us), as well as other resources expected to be available to us, management believes that we will have sufficient liquidity to satisfy our anticipated liquidity needs over the twelve months following this offering.

               Our ongoing capital requirements depend on many factors, including our in-force book of business and regulatory and rating agency capital requirements. To the extent that our existing capital, including the capital available to us as a result of this offering, is insufficient to meet these requirements or cover losses, we may need to raise additional funds through financings or curtail our growth and reduce our insured exposure. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected.

               XLCA has undertaken, subject to certain limited exceptions, not to declare or grant dividends on its outstanding shares without the prior written consent of each of S&P, Moody’s and Fitch until the earlier of December 31, 2006 and the date on which XLCA no longer holds triple-A ratings from each of S&P, Moody’s and Fitch. Similarly, XLFA has undertaken not to declare or grant dividends on its common shares without the prior written consent of each of S&P, Moody’s and Fitch until the earlier of December 31, 2006 and the date on which all of these rating agencies cease to provide a “AAA” rating to XLFA. In connection with the consummation of this offering, we expect that such undertakings will be terminated and each of XLCA and XLFA will agree with S&P and Moody’s not to pay common dividends other than to fund certain parent operating expenses, interest and certain financing fees. In addition, New York Insurance law contains a test governing the amount of dividends that XLCA can pay in any year and, as a result of the application of such test, XLCA cannot currently pay dividends, without notice to, and prior approval from, the New York Superintendent. As a U.S. company paying dividends to a Bermuda holding company, XLCA’s dividends are subject to a 30% withholding tax rate.

          Operating Subsidiaries

               Liquidity at our operating subsidiaries is primarily used to pay their operating expenses, claims, payment obligations with respect to credit derivatives, reinsurance premiums and dividends to us, as well as in the case of XLCA to make capital investments from time to time in its subsidiary, XLCA-UK. Our operating subsidiaries’ principal sources of liquidity are their portfolio of liquid assets and their net operating cash flow, as well as, in the case of XLFA, the soft capital facility described under “—XLFA Soft Capital Facility” below.

               We believe that our operating subsidiaries have sufficient liquidity and capital resources to meet their short-term and long-term obligations. Their liquidity is subject to market conditions, regulation and rating agency requirements and we cannot guarantee that they will have sufficient liquidity in the future or that they will not have to seek alternative sources of liquidity, which may be more expensive than their current liquidity options.

               Cash Flows. Net cash provided by operating activities was $226.7 million, $190.5 million and $187.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. These cash flows were primarily provided by premium received and investment income. Net cash provided by operating activities was $226.7 million in 2005 compared to $190.5 million in 2004. Net cash provided by operating activities increased by $36.2 million, driven by new business written and investment income. Net cash provided by operating activities was $190.5 million in 2004 compared to $187.7 million in 2003. Net cash provided by operating activities increased by $2.8 million, consistent with the slight increase in net income.

          Net cash used in investing activities was $235.9 million, $209.3 million and $347.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Cash used in investing activities is primarily a result of investing cash received from premiums and investment income. The increase in cash used for investing activities from 2005 to 2004 is consistent with the increase in cash provided by operating activities. In 2003, the cash used in investing activities is significantly higher than cash provided by operating activities due to the investment of a capital contribution of $100 million in late 2003.

          Our operating subsidiaries’ liquid assets include substantial U.S. Treasury holdings, short-term investments and readily marketable fixed maturity securities. We believe that the operating subsidiaries’ sources of liquidity are adequate to meet their anticipated needs. As of December 31, 2005, the operating subsidiaries on a combined basis had readily marketable fixed maturity securities and short-term investments with a carrying value of $1,346.8 million. At that date, approximately 99.9% of our operating subsidiaries combined fixed maturity portfolio was rated “A” or higher. See “Business—Investments” for further details.

     Anticipated Letter of Credit and Liquidity Facility

          Concurrently with, or shortly after, the completion of this offering, we expect to have available to our subsidiaries a letter of credit and liquidity facility with a syndicate of lenders. No assurances can be given as to the terms or availability (including size) of the facility.

     Assumed Reinsurance Collateral Requirements

          In connection with our reinsurance operations, we may be required to post collateral or provide letters of credit in favor of certain of our ceding insurers in order for them to receive reinsurance credit under certain U.S. state laws. In addition, we have the option, under certain reinsurance treaties, to post collateral or letters of credit in favor of our ceding insurers, in the event of a downgrade in our credit rating or other similar ratings event.

          XL Capital has established a letter of credit facility with a syndicate of commercial banks. Letters of credit issued under this facility are unsecured. Pursuant to this facility, XL Capital issued letters of credit for the benefit of primary companies reinsured by us in the amount of $127.9 million and $158.7 million as of December 31, 2004 and 2005, respectively. For the years ended December 31, 2003, 2004, and 2005, we incurred expenses for the cost of such letters of credit in the amount of $0.1 million, $0.5 million and $1.6 million, respectively. We expect to replace letters of credit issued for our benefit under the XL Capital facility with letters of credit issued under the letter of credit and liquidity facility described under “—Anticipated Letter of Credit and Liquidity Facility” above.

     Ceded Reinsurance Recoverables

          We manage our in-force portfolio of guarantied obligations based on single-risk limits calculated as a percentage of capital to avoid concentration in single names and to mitigate event risk. For transactions that exceed these limits, we will cede the excess to XLI or other third-party reinsurers. Through these facultative cessions, we gain greater flexibility to manage large single risks and reduce concentration in specific bond sectors and geographic regions. Part of our strategy is to reduce reinsurance to XLI and increase our third-party reinsurance relationships. To the extent that we cede a portion of our exposure to one or more reinsurance companies, we can reduce our concentration to particular issuers and help to control the diversification of our credit portfolio. In addition, use of reinsurance can increase our capacity to write new business and strengthen our capital adequacy ratios.

          At December 31, 2005, we had $52.3 million in reinsurance recoverables from our reinsurers relating to specific case reserves. In addition, we record an unallocated reserve recoverable on our portfolio of retroceded risks. At December 31, 2005, the unallocated reserve recoverable was $16.9 million.

          The following table presents by reinsurer, the amount of our in-force principal exposure ceded to reinsurers as of December 31, 2004 and 2005:

	As of December 31, 2004		As of December 31, 2005

(in billions, except percentages)	Ceded Par Outstanding	% Of Gross Outstanding	Ceded Par Outstanding	% Of Gross Outstanding

XL RE AM	$0.0	0.01%	$0.3	0.33%
XLI (1)	3.0	4.05%	4.0	4.41%
AAA Companies (2)	2.2	2.97%	2.0	2.21%
AA Companies & others (3)	1.9	2.57%	2.5	2.76%

Total	$7.1	9.60%	$8.8	9.71%

(1)

In connection with the transfer of business from XLI to us as described under “—Transactions Coincident with the Formation of SCA and the Offering” and “Formation Transactions,” the amount of our in-force principal exposure ceded to XLI will be reduced substantially.

(2)	“AAA Companies” means those firms that have both an “AAA” rating from S&P and an “Aaa” rating from Moody’s.

(3)

“AA Companies and others” means those firms (other than XLI) that have either an “AA” category rating from S&P and/or an “Aa” category rating from Moody’s or have an investment grade rating but do not have a financial enhancement rating from S&P.

     XLFA Soft Capital Facility

          On December 10, 2004, XLFA entered into a put option agreement and an asset trust expense reimbursement agreement with the Asset Trust. The put option agreement provides XLFA with the irrevocable right to require the Asset Trust at any time and from time to time to purchase XLFA’s non-cumulative perpetual Series B preferred shares with an aggregate liquidation preference of up to $200 million. There is no limit to the number of times that XLFA may exercise the put option, redeem the Series B preferred shares from the Asset Trust and exercise the put option again. XLFA is obligated to reimburse the Asset Trust for certain fees and ordinary expenses. To the extent that any Series B preferred shares are put to the Asset Trust and remain outstanding, a corresponding portion of such fees and ordinary expenses will be payable by XLFA pursuant to the asset trust expense reimbursement agreement. The put option agreement is perpetual but would terminate on delivery of notice by XLFA on or after December 9, 2009, or under certain defined circumstances, such as the failure of XLFA to pay the put option premium when due or bankruptcy. The premium payable by XLFA is the sum of certain trustee and investment managers expenses, the distribution of income paid to holders of the pass-through trust securities, less the investment yield on the eligible assets purchased using the proceeds originally raised from the issuance of the pass-through securities. The put option has not been exercised since the inception of the facility.

     XLFA Preferred Share Dividend Requirements

          For the years ended December 31, 2005, 2004 and 2003, XLFA paid total dividends to the holders of its Series A preferred shares of $7.5 million, $14.1 million and $6.6 million, respectively. In addition to these dividends, we accrued $1.8 million, $1.8 million and $2.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, relating to XLFA’s estimated redemption premium obligation under the preferred shares. Effective January 1, 2006, the dividend rate on the Series A preferred shares was changed to a fixed rate of 8-1/4% per year. See “Description of Share Capital—XLFA Series A Preferred Shares.”

Recent Accounting Pronouncements

          In March 2005, the FASB issued FASB Staff Position (“FSP”) FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R) (“FSP FIN 46(R)-5”), which requires an enterprise to consider whether it holds an implicit variable interest in a variable interest entity, which we refer to as a “VIE,” and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. FSP FIN 46(R)-5 was effective for the first reporting period beginning after March 3, 2005 and did not have a material impact on our financial condition or results of operations.

          In November 2005, the FASB issued FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, to finalize the guidance which was initially provided in EITF 03-1, on (1) when an investment is considered impaired, (2) whether that impairment is “other-than-temporary,” (3) how to measure the impairment loss and (4) disclosures related to impaired securities. Because of concerns about the application of EITF 03-1’s guidance that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of EITF 03-1’s guidance. This FSP now officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area. The FSP generally carries forward EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. The guidance is applicable as of January 1, 2006 and we do not expect it to have a material impact on our financial condition or results of operations. Also, as discussed under “—Critical Accounting Policies and Estimates—Industry Methodology” above, the FASB and SEC are reviewing accounting policies in the financial guaranty industry.

Long-Term Contractual Obligations

          The following table presents our long-term contractual obligations and related payments as at December 31, 2005, due by period:

(in millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Contractual Obligations:
Operating lease obligations	$117.5	$6.9	$14.0	$14.4	$82.2

Reserves for losses and loss adjustment expenses (1)	147.4	3.1	1.7	25.5	117.1

Total	$264.9	$10.0	$15.7	$39.9	$199.3

(1)

The timing and amounts of actual claims payments related to these reserves vary based on many factors. The ultimate amount of the claims payments could differ materially from our estimated amounts. For information regarding the estimates for unpaid loss and loss expenses as well as factors affecting potential payment patterns of reserves for actual and potential claims related to our different lines of business see “—Critical Accounting Policies and Estimates” above.

Off-Balance Sheet Arrangements

          As of December 31, 2005 and 2004, we did not have any significant off-balance sheet arrangements that were not accounted for or disclosed in the combined financial statements. See — “Liquidity and Capital Resources—XLFA Soft Capital Facility” above.

Quantitative and Qualitative Disclosures About Market Risk

          Set forth below is a discussion regarding our market risk and how it is managed. This discussion and the estimated amounts generated from the sensitivity and value-at-risk, which we refer to as “VaR,” analyses presented in this document are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to, among other things, actual developments in the global financial markets. The results of analysis used by us to assess and mitigate risk should not be considered projections of future events or losses. See “Cautionary Note Regarding Forward-Looking Statements.”

     Credit Derivative Risk

          Credit default swaps that we write or reinsure are generally written on International Swaps and Derivatives Association, which we refer to as “ISDA,” forms. The fair value of such instruments is determined using models developed by us, which are dependent upon a number of factors, including changes in interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. Other elements of the change in fair value are based upon pricing established at the inception of the contract. A decrease in interest rates of 1% would have increased the value of the net derivative asset at December 31, 2005 by $162,610. There would not have been a significant impact on the value of our credit default swaps as a result of a 10% increase in default rates or a 10% decrease in recovery rates.

     Investment Market Risk

          Historically, our investment portfolio was managed by XL Investment Management Ltd, which we refer to as “XLIM,” a related party that employed external investment professionals under the direction of XLIM. We expect to discontinue the services provided by XLIM on or after consummation of this offering, but expect to continue to engage our principal investment managers, BlackRock, Inc. and Evergreen Investment Management Company, LLC and/or their respective affiliates.

          External investment managers are selected on the basis of various criteria, including investment style, track record, performance, internal controls, operational risk, and diversification considerations. The investment portfolio is managed in accordance with detailed investment guidelines determined by us. Our investment managers are well established, large institutional investment professionals.

          Our investment portfolio consists of fixed-income securities and cash. These investments are principally denominated in U.S. dollars.

          Our earnings and book value are directly affected by changes in the valuation of the securities in our fixed-income portfolio. These valuation changes reflect changes in interest rates (for example, changes in the level, slope and curvature of yield curves, volatility of interest rates, mortgage prepayment speeds and credit spreads) and credit quality (for example, changes in prices and volatilities of individual securities). Market risk therefore arises due to the uncertainty surrounding the future valuations of these different assets and the factors that impact their values.

          We seek to manage the risks of our fixed-income portfolio through a combination of industry and security level diversification. These allocation decisions are made relative to our capital and with an emphasis on high quality securities as is appropriate for the financial guaranty business. Specific investment guidelines agreed with external investment professionals are established within this framework. Additional constraints are generally agreed with the external investment professionals, which may address exposures to eligible securities, prohibited investments/transactions, credit quality and general concentrations limits.

     Investment Value-at-Risk

          VaR is a statistical risk measure, calculating the level of potential losses that could be expected to be exceeded, over a specified holding period and at a given level of confidence, in normal market conditions, due to adverse movements in the valuation of the securities comprising our fixed-income portfolio.

          We calculate the VaR of our fixed-income portfolio using a one-month time horizon and a 95% level of confidence. This means that, on average, we could expect losses greater than predicted by the

VaR results 5% of the time, or once every 20 months. The calculation of VaR is performed monthly using a full valuation based on the Monte Carlo modeling approach and it is expressed both in terms of U.S. dollars and as a percentage of our fixed-income portfolio.

          The modeling of the risk of any portfolio, as measured by VaR, involves a number of assumptions and approximations. While we believe that our assumptions and approximations are appropriate, there is no uniform industry methodology for calculating VaR. We are aware that different VaR results can be produced for the same portfolio depending on the approach used, as well as the assumptions employed when implementing the approach.

          The VaR approach uses historical data to determine the sensitivity of each of the underlying securities to the risk factors incorporated into the models that are employed in the Monte Carlo simulations. In calculating these sensitivities, greater importance is placed on the more recent data points and information. Since the VaR approach is based on historical positions and market data, VaR results should not be viewed as an absolute and predictive gauge of future financial performance or as a way for us to predict the magnitude of risk to which we are exposed. There is no assurance that our actual future losses will not exceed the VaR. Also, risks associated with abnormal market events can be significantly different from the VaR results and these are by definition not reflected or assessed in the VaR analysis.

          The VaR of our fixed-income portfolio at December 31, 2005 was approximately $14.9 million.

          In instances where the data or time series are insufficient to determine the risk factor sensitivities, the VaR approach uses proxy time series data available for similar instruments. At December 31, 2005, approximately $466.6 million (34% of our fixed-income portfolio at market value) used proxy time series data related to various fixed-income portfolios. We review the proxies to ensure that an appropriate data and time series is being used in the calculations and that the proxies used are conservative.

          The following two tables show our average, minimum and maximum VaR in percentage and dollar terms for our fixed-income portfolio during 2005, based upon the VaR at quarter end dates. The two tables also include our VaR in percentage and dollar terms, respectively, for our fixed-income portfolio at December 31, 2005. Our fixed-income portfolio VaR at December 31, 2005 is not necessarily indicative of future VaR levels:

	Average VaR % VaR (1)	Minimum VaR % VaR (1)	Maximum VaR % VaR (1)	At December 31, 2005 % VaR (1)

Fixed-Income	1.16%	1.07%	1.30%	1.10%
Total Investment Portfolio VaR (2)	1.16%	1.07%	1.30%	1.10%

(in millions)	Average VaR during 2005 VaR (3)	Minimum VaR during 2005 VaR (3)	Maximum VaR during 2005 VaR (3)	VaR as at December 31, 2005 VaR (3)

Total Investment Portfolio VaR (2)	$14.8	$12.8	$16.8	$14.9

(1)	Based on a 95% confidence level with a one-month holding period and expressed as a percentage of our fixed-income portfolio.

(2)

Total Investment Portfolio VaR is our fixed-income portfolio VaR based on the prescribed methodology that explicitly accounts for the diversification benefits that occur when each of the allocations to the individual asset classes is included in the investment portfolio.

(3)	Based on a 95% confidence level with a one-month holding period.

          Our fixed-income portfolio VaR is driven by: the size of the overall investment portfolio; the size of the allocations to the different asset classes and securities in the asset classes; the risks associated with each of the asset classes and securities; and the correlations and diversification benefits between each of the asset classes and securities. Changes in any of these variables will have a direct impact on our VaR.

     Stress Testing

          VaR does not provide the means to estimate the magnitude of the loss in the 5% of occurrences by which we expect the VaR level to be exceeded. To complement the VaR analysis based on normal market environments, we consider the impact on the investment portfolio in several different historical stress periods to analyze the effect of unusual market conditions. We establish certain historical stress test scenarios that are applied to our fixed-income portfolio. As these stress tests and estimated gains and losses are based on historical events, they will not necessarily reflect future stress events or gains and losses from such events. The results of the stress test scenarios are reviewed on a regular basis to ensure they are appropriate, based on current shareholders equity, market conditions and our total risk tolerance.

          The table below shows the maximum impact on our fixed-income portfolio if all events stress tested were to repeat themselves, given the actual portfolio’s allocations at quarter end dates during 2005. We assume that no action is taken during the stress period to either liquidate or rebalance the portfolio. We believe that this fairly reflects the potential decreased liquidity that is often associated with stressed market environments.

	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005

Stress Test:
Maximum loss impact on portfolio	(5.0%)	(5.0%)	(5.4%)	(5.3%)
Maximum gain impact on portfolio	13.9%	13.2%	14.3%	14.7%

          From the different scenarios that we analyze, the largest downside event risk exposure during 2005 was (5.4%), based on the investment portfolio at September 30, 2005. The largest upside risk exposure during 2005 was 14.7% at December 31, 2005.

          Given our fixed-income portfolio allocations at December 31, 2005, we would expect to lose approximately 5.3% of the portfolio value if the most damaging event stress tested was repeated, all other things held equal, and we would expect to gain approximately 14.7% of the portfolio value if the most favorable event stress tested was repeated, all other things held equal.

Investments

          The investment committee of our Board of Directors approves our general investment objectives and policies. Management and, historically, XLIM prepare more specific investment guidelines at the legal entity level. Independent investment managers manage all of our combined investment portfolios.

          Our primary investment objective is the preservation of capital, subject to an appropriate degree of liquidity, and a steady stream of investment income. A secondary objective is to optimize long-term returns.

          We select our investment managers on the basis of various criteria, including investment style, historical performance, internal controls, operational risk, and the ability to contribute to the diversification of our portfolio.

          Because of the structure of our investment portfolio, our earnings are directly affected by changes in the valuations of the securities and investments held in the investment portfolio. These valuation changes reflect changes in interest rates (for example, changes in the level, slope and curvature of yield curves, volatility of interest rates, mortgage prepayment speeds and credit spreads) and credit quality.

Market risk therefore arises due to the uncertainty surrounding the future valuations of these different assets, the factors that impact their values and the impact that this could have on our earnings.

          We seek to manage the risks of our investment portfolio through a combination of asset class, industry and security level diversification. In addition, individual security and issuer exposures are controlled and monitored at the investment portfolio level via specific investment constraints outlined in our investment guidelines and agreed with the external investment professionals. Additional constraints are generally agreed upon with the external investment professionals and may address exposures to eligible securities, prohibited investments/transactions, credit quality and concentrations limits. We also have a policy not to invest in any securities that we guaranty.

          At December 31, 2005, our combined fixed-income portfolio consisted of fixed maturities, short-term investments and cash and cash equivalents with a carrying value of $1.3 billion, $30.8 million and $54.6 million, respectively. Our fixed maturity securities are designated as available for sale in accordance with FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” The fixed-income portfolio is reported at fair value in accordance with FAS 115, and the change in fair value is reported as part of accumulated other comprehensive income. Short-term investments consist of securities with maturities equal to or greater than 90 days but less than one year at time of purchase.

          The average duration of our investment portfolio was 3.5 years at December 31, 2005.

          Our fixed-income portfolio is exposed to credit and interest rate risk. At December 31, 2005, the fair value of our fixed-income portfolio was approximately $1.4 billion, as compared to approximately $1.2 billion as at December 31, 2004.

          The table below shows the percentage of our fixed-income portfolio by credit rating (including fixed maturities, short-term investments, cash and cash equivalents and net payable for investments purchased) at December 31, 2005.

Total

Credit Rating (1):
AAA	78.7%
AA	8.7%
A	12.5%
BBB	0.1%

Total	100.0%

(1)	Ratings represent S&P classifications. If S&P classifications are unavailable, Moody’s ratings are used.

          At December 31, 2004 and 2005, the average credit quality of our fixed-income portfolio was “AAA.”

          As at December 31, 2005, the top 10 corporate holdings, which exclude government guarantied and government sponsored enterprises, represented approximately 7.0% of the total fixed-income portfolio and approximately 36.1% of all corporate holdings. At December 31, 2005, none of our corporate holdings exceeded 1.5% of our total fixed-income portfolio(including fixed maturities, short-term investments, cash and cash equivalents and net payable for investments purchased).

          Our fixed-income portfolio is exposed to interest rate risk. Interest rate risk is the price sensitivity of a fixed-income security to changes in interest rates. We manage interest rate risk by setting duration targets for our investment portfolio, thus mitigating the overall economic effect of interest rate risk. We remain nevertheless exposed to accounting interest rate risk since the assets are marked-to-market, thus subject to market conditions, while liabilities are accrued at a static rate. The hypothetical case of an immediate 100 basis point adverse parallel shift in global bond curves at December 31, 2005 would have decreased the fair value of our fixed-income portfolio by approximately 3.5%, or $49.2 million.

          The following table summarizes our combined investment portfolio excluding other invested assets at December 31, 2005. Other invested assets consist of certain notes acquired in connection with the satisfaction of a claim in December 2005 resulting from the default of an insured obligation. The carrying value of such notes at December 31, 2005 was $17.6 million. See Notes 2 and 12 to our combined financial statements for additional information relating to such notes.

	December 31, 2005

(in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed maturities
Mortgage and asset-backed securities	$585,998	$709	$(11,678)	$575,029
U.S. Government and government agencies	469,053	1,438	(6,538)	463,953
Corporate	268,708	1,455	(5,307)	264,856
Non-U.S. sovereign government	9,678	154	(234)	9,598
U.S. states and political subdivisions of the states	2,638	1	(46)	2,593

Total fixed maturities	$1,336,075	$3,757	$(23,803)	$1,316,029

Short-term investments
Total short-term investments	$31,015	$12	$(216)	$30,811

          The amortized cost and estimated fair value of fixed maturity securities available for sale as of December 31, 2005, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. See Note 3 of the notes to our Combined Financial Statements for additional information regarding our fixed maturity securities available for sale as of December 31, 2005 and 2004.

	December 31, 2005

(in thousands)	Amortized Cost	Fair Value

Due after one through five years	$479,956	$472,033
Due after five through ten years	235,540	232,401
Due after ten years	34,581	36,566

	750,077	741,000
Mortgage and asset-backed securities	585,998	575,029

Total	$1,336,075	$1,316,029

INDUSTRY OVERVIEW

Financial Guaranty Insurance

          Financial guaranty insurance provides an unconditional and irrevocable guaranty to the holder of a financial obligation of full and timely payment of the principal and interest thereon when due. A financial guaranty enhances the credit quality of a financial obligation by adding another potential source of repayment of principal and interest for an investor, namely the credit quality of the financial guarantor. In addition to enhancing the credit quality of a financial obligation, financial guaranty insurance may also enhance the liquidity of the financial obligation and may reduce the price volatility of such a financial obligation for those investors that mark their portfolio to market. From an issuer perspective, all of these benefits can reduce the cost of debt issuance, as the cost of debt in the capital markets, all else being equal, is generally lower for higher credit quality, more liquid and lower price volatility debt instruments.

          Generally, in the event of any default on an insured financial guaranty obligation, payments made pursuant to the applicable insurance policy may not be accelerated by the holder of the insured obligation without the approval of the insurer. While the holder of such an insured obligation continues to receive payments of principal and interest on schedule, as if no default had occurred, and each subsequent purchaser of the obligation generally receives the benefit of such guaranty, the insurer normally retains the option to pay the obligation in full at any time. Also, the insurer generally has recourse against the issuer of the defaulted obligation and/or any related collateral for amounts paid under the terms of the insurance policy as well as pursuant to general rights of subrogation.

          The issuer of an insured obligation generally pays the premium for financial guaranty insurance, either in full at the inception of the policy, as is the case in most public finance transactions, or in periodic installments funded by the cash flow generated by related pledged collateral, as is the case in most asset-backed, structured single risk and structured investment product transactions. Typically, premium rates paid by an issuer at the inception of a policy are stated as a percentage of the total principal and interest of the insured obligation. Premium rates paid by an issuer in periodic installments are typically stated as a percentage of the total principal of the insured obligation.

          The establishment of a premium rate for a financial guaranty insurance policy for a transaction is determined by some or all of the following factors:

•	issuer-related factors, such as the credit strength of the issuer and its sources of income;

•

obligation-related factors, such as the type of an issue, the type and amount of collateral pledged, applicable revenue sources and amounts therefrom, governing restrictive covenants, rating agency capital charges and maturity; and

•

insurer and market-related factors, such as competition, if any, from other credit enhancement providers, investor demand for a certain bond insurer’s guaranty, investor demand for bond insurance and the credit spreads in the market available to pay premiums.

Premiums are almost always non-refundable and are invested upon receipt.

          Financial guaranty insurance products are sold in three principal markets: the U.S. public finance market, the U.S. structured finance market and the international finance market.

     U.S. Public Finance

          U.S. Public finance obligations consist primarily of debt obligations issued by or on behalf of states or their political subdivisions (counties, cities, towns and villages, utility districts, public universities and hospitals, public housing and transportation authorities), other public and quasi-public entities (including non-U.S. sovereigns and subdivisions thereof), private universities and hospitals, and investor-owned utilities. These obligations generally are supported by the taxing authority of the issuer, the issuer’s or underlying obligor’s ability to collect fees or assessments for certain projects or public services or revenues from operations. Recently, this market has expanded to include project finance obligations, as well as other structured obligations supporting infrastructure and other public works projects.

          The following table sets forth the reported volume of new issues of long-term (longer than 12 months) municipal bonds and the volume of new issues of insured long-term municipal bonds over the past six years in the United States:

U.S. Municipal Long-Term Market

(in billions, except percentages)	New Money Financings (1)	Refundings (2)	Total Volume (2)	Refundings as of %Total Volume	Insured Volume (2)	Insured Bonds as % of Total Volume

2000	$175.5	$19.2	$194.7	9.8%	$88.9	45.7%
2001	220.8	64.5	285.2	22.6%	145.5	51.0%
2002	263.6	92.1	355.7	25.9%	203.8	57.3%
2003	283.7	94.9	378.6	25.1%	206.7	54.6%
2004	268.7	87.6	356.3	24.6%	212.7	59.7%
2005	275.7	130.7	406.4	32.2%	252.0	62.0%

(1)	New money financings is equal to reported total volume issued minus reported refundings.

(2)	Source: Securities Data Company, Inc.

          The percentage of municipal long-term bonds that are insured varies from period to period for several reasons, including the mix of credit ratings of the issuers, interest rates and market credit spreads, financial guaranty price competition and investor demand for insured versus uninsured obligations.

     U.S. Structured Finance

          U.S. structured finance obligations are generally backed by pools of assets, such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value, which are generally held by a special purpose issuing entity. U.S. structured finance obligations can be “funded” or “synthetic.” Funded structured finance obligations generally have the benefit of one or more forms of credit enhancement, such as over-collateralization and excess cash flow, to cover credit risks associated with the related assets. Synthetic structured finance obligations generally take the form of credit derivatives or credit-linked notes that reference a pool of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans.

          The following table sets forth reported U.S. asset-backed securities issued during the periods indicated, and the par amount of U.S. asset-backed securities insured during the same period:

U.S. Asset-Backed Market

(in billions)	New Issues of ABS Obligations (1)	Insured ABS Obligations (2)

2000	$275.5	$116.1
2001	331.6	167.1
2002	413.1	165.5
2003	510.3	120.4
2004	689.8	200.0
2005	850.9	N/A (3)

(1)	Source: Asset-Backed Alert, January 11, 2002, January 10, 2003, January 9, 2004 and January 13, 2006.

(2)	Source: Association of Financial Guaranty Insurers.

(3)	N/A — Not available.

     International

          Over the last five years, non-U.S. or international opportunities in the financial guaranty industry have increased. These opportunities principally are: (i) international public finance asset-backed securities, (ii) investor-owned utilities in areas where the regulatory framework is supportive and (iii) public/private partnership transactions as described below.

          A number of countries have established, or are expected to establish, regulatory regimes for the sale of public assets to the private sector. These programs are known generally as public private partnerships, which we refer to as “PPPs,” and provide a mechanism for funding major capital investments in public infrastructure. The U.K.-based Private Finance Initiative, which we refer to as the “PFI,” is widely viewed to be the first example of a broad, government supported PPP program. PFI-type programs are expected to support the sale of government-owned assets in other European countries. A PPP program will typically provide for a government entity to pay fees to the concessionaire in consideration for operating and maintaining the infrastructure asset.

          The financing of infrastructure assets in Europe is expected to provide growth opportunities for the bond insurance industry. Examples of such transactions include debt financing for toll roads, schools, hospitals and power and water utilities.

Financial Guaranty Reinsurance

          Financial guaranty reinsurance indemnifies a primary insurance company against part or all of the loss that it may sustain under a policy that it has issued. A financial guaranty reinsurer may itself purchase reinsurance, referred to as “retrocessions,” from other reinsurers, thereby syndicating its exposure to risks that have been ceded to it.

          Reinsurance provides an important benefit to ceding companies by, among other benefits, allowing such companies to write greater single risks and greater aggregate risks than would otherwise be permitted under the risk limits and capital requirements applicable to the ceding company, including state insurance laws and rating agency guidelines. U.S. state insurance regulators generally allow ceding companies to record a credit for reinsurance as an asset or as a reduction from liabilities to the extent that they obtain such reinsurance from licensed reinsurers or, subject to certain requirements (including the provision of letters of credit or other security) from unlicensed reinsurers. Similarly, rating agencies generally take into account liability ceded under reinsurance agreements when calculating an insurer’s exposure, with the amount of credit accorded to such reinsurance based on the financial strength rating and, in the case of S&P, the financial enhancement rating, of the relevant reinsurer.

BUSINESS

Overview

          We are a Bermuda-domiciled holding company whose operating subsidiaries provide credit enhancement and protection products to the public finance and structured finance markets throughout the United States and internationally. We provide credit enhancement and protection through the issuance of financial guaranty insurance policies and credit default swaps, as well as the reinsurance of financial guaranty insurance and credit default products written by other insurers. Our subsidiaries began providing financial guaranty reinsurance in 1999 and direct financial guaranty insurance in 2000. Our insurance and reinsurance subsidiaries are rated “Aaa” by Moody’s, “AAA” by S&P and “AAA” by Fitch.

          We conduct our financial guaranty insurance business through our wholly-owned financial guaranty insurance subsidiary XLCA. XLCA is a monoline financial guaranty insurance company with triple-A financial strength ratings and is incorporated under the laws of the State of New York. XLCA is currently licensed to write financial guaranty insurance in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Singapore. XLCA was formed in 1999 in connection with the acquisition by XL RE AM of 100% of the stock of The London Assurance of America Inc.

          We conduct our financial guaranty reinsurance business through our financial guaranty reinsurance subsidiary XLFA. XLFA is a Bermuda-based company with triple-A financial strength ratings that was formed in 1998 as an integral part of a joint venture between XL Capital and FSAH, which currently owns, through its wholly-owned principal operating subsidiary, FSA, 100% of the Series A preferred shares of XLFA. XLFA is primarily engaged in the business of providing financial guaranty reinsurance relating to public finance, asset-backed, structured single risk and structured investment product obligations underwritten by XLCA, FSA and, on a limited basis, other triple-A-rated financial guaranty primary insurance companies.

     Competitive Strengths

          We believe that our competitive strengths will enable us to continue to capitalize on opportunities in the credit enhancement and protection markets. These strengths include:

          Our Established Triple-A Franchise. Triple-A ratings and market acceptance are difficult to achieve in the financial guaranty industry. We are one of six financial guarantors with triple-A ratings from Moody’s, S&P and Fitch and the only financial guaranty reinsurer with triple-A ratings from Moody’s, S&P and Fitch. For those markets where there is client demand for financial guaranty insurance, typically there is either a requirement or strong commercial preference for triple-A-rated insurance policies. In the reinsurance market, a triple-A-rated reinsurer provides greater rating agency capital relief to the ceding insurer than a lower-rated reinsurer. Apart from rating agency requirements, the most significant hurdles for new financial guarantors are regulatory capital requirements, the length of time required from inception to achieve adequate trading parity and the limited availability of experienced management. We believe that, in addition to our ratings, the market acceptance of our financial guaranties and our established track record in the financial guaranty industry allow us to compete effectively in our existing lines of business and will provide us with key advantages as we enter new markets and expand our presence in existing ones.

          Our Focus on Risk-Adjusted Returns. We have a disciplined approach to underwriting that emphasizes risk-adjusted profitability over market share. Our approach is driven by client service without compromising our credit underwriting process. Our business is organized around integrated teams comprising transactors, credit and quantitative analysts, risk management professionals and attorneys.

          Our Diversified, High Quality Portfolio. We have a diversified, high-quality portfolio, comprising $34.1 billion, $12.2 billion, $20.9 billion and $14.7 billion of combined net par outstanding in the public finance, asset-backed, structured single risk and structured investment products markets, respectively, as of December 31, 2005. Our reinsurance business gives us access to credit exposures that we may not otherwise have the opportunity to obtain through our primary insurance business. At December 31, 2005, the weighted average credit rating of the obligations that we guaranty was “A+.”

          Our Acceptance by Fixed-Income Investors. Our customers include a broad base of fixed-income institutional investors. We believe that since December 2000 at least 675 large institutional investors have purchased obligations guarantied by us. We provide an opportunity for investors to diversify their credit risk exposure to the large financial guarantors.

          Our Experienced Management, Underwriting Team and Board. Our senior management has an average of more than 18 years experience in the insurance, reinsurance and credit and financial guaranty markets. We also have a team of 9 senior underwriters with an average of approximately 21 years of financial guaranty or similar credit experience. Our Board of Directors also has substantial financial services industry experience.

          Our Global Presence. We provide our credit enhancement products to customers in North America, Europe, Asia, Latin America and other parts of the world through our operations in the United States, the United Kingdom, Bermuda, Spain and Singapore. We staff our offices with a combination of local nationals and expatriates with expertise both in particular product sectors and in local country markets, which allows us to develop and maintain close business relationships with issuers and intermediaries and stay abreast of industry and market developments. Through our U.K.-licensed subsidiary we are able to write business in the U.K. and also in most European countries using a designated authorization known as “passporting.” Our range of licenses allows us to participate broadly in the global credit enhancement market.

     Corporate Strategy

          Our goals are to provide new credit capacity to investors in triple-A guarantied securities, profitably increase our share of the financial guaranty market across all major product lines and to become an industry leader in return on equity. We plan to achieve these goals through the following strategies:

          Maintain Triple-A Financial Strength. Maintaining our triple-A financial strength ratings is paramount to our overall strategy. We plan to achieve this through disciplined risk selection, prudent operating and financial leverage and conservative investment guidelines. We plan to adhere to rating agency requirements necessary to keep our triple-A ratings, including those relating to capital adequacy, underlying credit quality, single risk limits, investment portfolio composition and operating and financial leverage.

          Focus on Profitable Growth. We see a growing need for our credit enhancement and protection products due to increasing long-term demand, as well as the desire of financial intermediaries, such as banks and other market participants, to diversify their exposure to triple-A-rated financial guarantors. We plan to focus on profitability by increasing penetration in our target product and geographic markets, rather than increasing market share, by selecting business on the basis of specific risk-adjusted financial and operating targets such as return on equity and the effect of such business on net income.

          Leverage Existing Platform. We have made significant investments in staff and infrastructure to support future growth. As a result, we believe that we have significant capacity to increase the number and size of the transactions that we underwrite using our existing platform and personnel. We expect that our ability to generate larger future premiums, together with our growing book of prior year business, will reduce our expense ratio and increase our profit margins over time.

          Dual Insurance and Reinsurance Strategy. We plan to continue to pursue our dual strategy of offering both financial guaranty insurance and reinsurance. While primary insurance will comprise the vast majority of our business, we also intend to provide triple-A-rated reinsurance on a selective basis. Triple-A-rated reinsurance capacity is scarce in the industry. As a result, we believe that we can complement our insurance business by focusing on sectors of the market with favorable opportunities for us to write reinsurance, particularly where it might be inefficient for us to access such opportunities through our primary insurance business.

          Attract and Retain Top Talent. Our ability to continue to attract and retain top talent is critical to executing our strategy successfully. As we expand our business, we will continue to identify individuals who adhere to the highest professional standards and who share our dedication to superior performance and building long-term shareholder value.

Operating Strategy

          Continue to Grow Share of the Public Finance Market. We are a leading financial guaranty insurance provider to the public finance sector based on par written. Our share of this insured market grew from 4.8% in 2003 to 5.5% in 2005 based on par outstanding. In 2005, we issued 934 financial guaranties for public finance issues, up from 190 issues that we guarantied in 2003. We intend, on a selective basis, to broaden our presence in those sectors of the public finance market that offer attractive risk-adjusted return opportunities, such as special revenue obligations and more highly structured obligations. As we increase our par outstanding in the municipal market and grow our average deal size, we expect to increase liquidity in obligations that we insure and eliminate any discount at which obligations that we guaranty trade compared to similar obligations guarantied by our peers.

          Maintain Focus on Higher Margin Structured Products. We have a core expertise in structuring and underwriting complex structured products for our clients. We intend to continue developing innovative structured credit enhancement and protection solutions to satisfy the diverse and changing financial risk management needs of our customers, including credit default swaps and new products such as structured funding products.

          Expand Our Position in International Markets. We intend to capitalize on significant growth opportunities in international markets consistent with the overall risk characteristics in our U.S. business lines. In particular, we are focused on infrastructure projects in Europe and Latin America, utility guaranties in Europe and the Pacific Rim and future flow transactions, asset-backed securities and structured investment products in emerging market countries.

          Provide Reinsurance to Unaffiliated Triple-A Financial Guaranty Companies on a Selective Basis. Our strategy is to use our reinsurance capacity to provide unaffiliated reinsurance on a selective basis where we find attractive returns and risk profiles. Financial guaranty reinsurance allows our clients to write greater single risks and greater aggregate risks than would otherwise be permitted under the risk limits and capital requirements of applicable U.S. state insurance laws and rating agency guidelines. However, we are generally limited by the rating agencies in the amount of reinsurance that we can provide to primary companies (other than affiliates of FSA) to approximately 5% of the total net par outstanding of XLFA. Consequently, the growth rate we can achieve in our unaffiliated reinsurance business is limited.

          Provide Superior Service and Support to Our Customers. We believe that we have built a marketplace reputation among our customers for developing new products and delivering upon underwriting indications with a high degree of certainty and speed. We believe that we also distinguish ourselves from our competitors by providing innovative credit enhancement and protection solutions, superior execution and client service. We believe that this has resulted in our winning profitable, repeat business from satisfied customers.

Our Products

          We offer our clients a full range of financial guaranty products through our two segments: financial guaranty insurance and financial guaranty reinsurance. Our financial guaranty insurance segment offers financial guaranty insurance policies and credit default swaps. Our financial guaranty reinsurance segment reinsures financial guaranty policies and credit default swaps issued by other monoline financial guaranty insurance companies. Financial guaranties and other credit enhancement products improve the credit of underlying debt obligations and benefit both issuers and investors. Issuers benefit when the insurance has the effect of lowering an issuer’s cost of borrowing because the related insurance premium is less than the difference between the yield on an insured obligation and the yield on an uninsured obligation. Financial guaranty insurance also increases the marketability of obligations issued by infrequent or lesser-known issuers or obligations with complex structures. Investors benefit from increased liquidity in the secondary market, reduced exposure to price volatility caused by changes in the credit quality of the underlying obligation, and added protection against a potential loss in the event that an obligor defaults on its obligation. Credit default swaps are derivative contracts that offer credit protection relating to a particular security or pools of specified securities. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a referenced security. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance.

          Financial guaranty insurance products are sold in three principal markets: the U.S. public finance market, the U.S. structured finance market and the international finance market. While we operate in each of these markets, we divide our lines of business into the following: public finance, asset-backed securities, structured single risk and structured investment products.

          We also offer financial guaranty reinsurance on a limited basis to third-party triple-A-rated monoline insurers other than FSA.

          Financial Guaranty Insurance

          Within the financial guaranty insurance segment, we write insurance in four principal business lines: public finance, asset-backed securities, structured single risk and structured investment products. We write insurance in these product lines both in the United States and internationally.

          Public Finance. We are a growing participant in the public finance market. The public finance market includes municipal general obligation bonds supported by an issuer’s taxing power, as well as special revenue bonds and other special obligations of state and local governments supported by an issuer’s ability to impose and collect fees and charges for public services or specific projects. Municipal bonds may be issued by states or their political subdivisions (such as counties, cities, towns or local school districts), authorities and other public and quasi-public entities. As of December 31, 2005, $31.4 billion or 38.3% of our combined net par outstanding represented insurance of public finance obligations.

          Asset-Backed. We are an active participant in the asset-backed securities markets in the United States and internationally. Most asset-backed securities are secured by, or represent interests in, diverse pools of specific assets, such as residential mortgage loans, auto loans, credit card receivables, other consumer receivables, corporate loans or bonds, government debt, small business loans and commercial real estate loans. The pool of assets underlying such obligations has an identifiable cash flow or market value and is generally held by a special purpose issuing entity. Operating asset-backed deals are obligations secured by a lien on physical assets used in the course of a trade or business, such as rental cars or shipping containers. Most of our business in the structured finance market to date has been in mortgage-backed securities and auto loans. As of December 31, 2005, $11.0 billion or 13.4% of our combined net par outstanding represented insurance of structured finance obligations.

          Structured Single Risk. We also provide financial guaranty insurance for a variety of structured single risks both in the United States and internationally. This category includes private utilities, guarantied investment certificates, financial and insurance transactions, bank products, future flows, essential infrastructure finance, and other structured single risk exposures. As of December 31, 2005, $17.1 billion or 20.8% of our combined net par outstanding represented insurance of single structured risks.

          Structured Investment Products. We also provide financial guaranty insurance for structured investment products, typically CDOs. CDOs are debt obligations backed by a pool of loans or securities. Such collateral can consist of corporate or financial institution debt obligations, asset-backed securities and debt issued by other CDOs. In this product sector, we provide a high proportion of credit protection in the form of credit default swaps. As of December 31, 2005, $14.5 billion or 17.7% of our combined net par outstanding represented insurance of single investment products.

     Financial Guaranty Reinsurance

          Within the financial guaranty reinsurance segment, we provide reinsurance for both affiliated and unaffiliated financial guaranty insurance companies, which we refer to as “primary companies,” for the same range of obligations for which we provide insurance through our financial guaranty insurance segment. While we provide reinsurance to primary companies other than XLCA and FSA, our ability to increase the amount of third-party reinsurance business that we conduct is limited by rating agency constraints on such business. As a result of these constraints, we do not expect that the business that XLFA obtains from sources other than XLCA and FSA will ever exceed approximately 5% of its total par outstanding. In addition to these rating agency restrictions on third-party reinsurance, we believe that our third-party reinsurance underwriting policies are more restrictive than those of the financial guaranty industry generally. As of December 31, 2005, $7.2 billion or 8.77% of our combined net par outstanding represented reinsurance provided to FSA and unaffiliated primary companies.

Gross Premiums Written By Segment

          We primarily conduct our business in the United States; however, some of our clients are companies located in Europe, including the United Kingdom, Latin America, Australia and New Zealand. For the years ended December 31, 2003, 2004 and 2005, gross premiums written in currencies other than U.S. dollars were $22.8 million, $15.8 million and $40.1 million, respectively. For the years ended December 31, 2003, 2004 and 2005, reinsurance premiums assumed in currencies other than U.S. dollars was $0.1 million, $1.5 million and $8.5 million, respectively.

     Financial Guaranty Insurance

          Management uses Adjusted Gross Premiums (which equals, for any period, the sum of: (i) upfront premiums written in such period, (ii) current installment premiums due on business written in such period and (iii) expected future installment premiums discounted at 7% on business written during such period) to evaluate new business production for our financial guaranty insurance business. For a reconciliation of Adjusted Gross Premiums to total premiums written, see “Prospectus Summary — Summary Combined Financial Information.” The following table sets forth this measure by product line for each of the periods presented:

	Year Ended December 31,

(in millions)	2003	2004	2005

Public finance	$147.2	$89.5	$105.7
Asset-backed	55.4	39.1	29.8
Structured single risk	66.8	121.0	178.0
Structured investment products	37.6	17.4	28.5

Total	$307.0	$267.0	$342.0

          Adjusted Gross Premiums in our financial guaranty insurance segment increased between 2004 and 2005 across most of our product lines notwithstanding a continued tight credit spread environment.

This increase was a result of increased market penetration, as well as a lengthening in the average maturity of new business written. All other factors remaining constant, an increase in the maturity of business written will increase Adjusted Gross Premiums because a given level of premiums is received for a longer duration.

          Adjusted Gross Premiums in our financial guaranty insurance segment declined between 2003 and 2004 due to reduced demand for bond insurance combined with lower premium rates associated with a broad decline of credit spreads in all of our target markets. The decline of public finance volume over this period reflected strong production in 2003 in connection with temporary increased demand and higher premium rates for certain types of public finance obligations, such as airport revenue-backed obligations, higher education credits and other special revenue obligations.

     Financial Guaranty Reinsurance

          Management uses Adjusted Gross Premiums (which equals, for any period, the sum of: (i) upfront premiums written in such period, (ii) current installment premiums due on business written in such period and (iii) expected future installment premiums discounted at 7% on business written during such period) to evaluate new business production for our financial guaranty reinsurance business. The following table sets forth Adjusted Gross Premiums in our financial guaranty reinsurance segment by product line for each of the periods presented:

	Year Ended December 31,

(in millions)	2003	2004	2005

Public finance	$14.7	$4.1	$1.3
Asset-backed	6.9	2.9	12.1
Structured single risk	31.0	21.3	40.5

Total	$52.6	$28.3	$53.9

          Adjusted Gross Premiums in our financial guaranty reinsurance segment were $53.9 million in 2005, an increase of 90.5% as compared to 2004, primarily the result of a large structured single risk transaction underwritten in 2005, increased asset-backed business from one third-party primary insurer and cessions from a new relationship with a triple-A-rated primary insurer that started in 2005.

          Adjusted Gross Premiums in our financial guaranty reinsurance segment decreased 46.2% in 2004 as compared to 2003, primarily as a result of a competitive primary sector, which caused our third-party primary insurers to retain risk in order to maximize income, rather than seek reinsurance for capital relief.

          We began reinsuring financial guaranty obligations in 1999. We currently reinsure business on a facultative basis only, although we have engaged in treaty-based business in the past. Historically, our net par outstanding has consisted primarily of public finance obligations reflecting the mix of business of our ceding company clients.

          We intend to maintain our position in the financial guaranty reinsurance market and grow our financial guaranty reinsurance business consistent with the rating agency limitations on our capacity to write reinsurance for unaffiliated parties. We believe our commitment to this market, readiness to execute transactions, and financial and ratings strength afford us a significant opportunity to write profitable business on an opportunistic basis.

          The following table sets forth the net par outstanding of our financial guaranty reinsurance portfolio by source as of each of the dates presented below:

	December 31,

(in millions, except percentages)	2003		2004		2005

FSA	$6,786	76.2%	$5,821	75.0%	$5,520	69.3%
Other triple-A-rated primaries	884	9.9%	905	11.7%	1,661	20.8%
XLI (1)	1,242	13.9%	1,035	13.3%	792	9.9%

Total	$8,912	100.0%	$7,761	100.0%	$7,973	100.0%

(1)

Includes transactions where we guaranty XLI’s obligations to a client of XLI that requires a triple-A-rated guaranty in addition to the “A+” or “Aa3”-rated guaranty provided by XLI and transactions entered into by XLI prior to XLCA’s entry into the financial guaranty insurance industry.

          Except for the reinsurance that we provide to XLI, we generally only reinsure triple-A-rated financial guaranty primary monoline insurance companies. We believe that such firms maintain higher underwriting and surveillance standards than double-A financial guaranty companies or multi-line insurers that only intermittently insure credit risks. However, we are generally limited by the rating agencies in the amount of reinsurance that we can provide to primary companies (other than affiliates of FSA) to approximately 5% of the total net par outstanding of XLFA. Consequently, the growth rate we can achieve in our unaffiliated reinsurance business is limited.

Financial Guaranty Portfolio

          The following table sets forth our financial guaranty combined net par outstanding by segment:

	December 31,

(in millions, except percentages)	2003		2004		2005

Insurance	$33,971	79.2%	$59,173	88.4%	$73,918	90.3%
Reinsurance	8,912	20.8%	7,761	11.6%	7,973	9.7%

Total	$42,883	100.0%	$66,934	100.0%	$81,891	100.0%

     Financial guaranty portfolio by type of obligation

          The principal types of obligations covered by our financial guaranty insurance and our financial guaranty reinsurance segments are public finance, asset-backed, structured single risk and structured investment product obligations. Because both segments involve similar risks, we aggregate and analyze our financial guaranty insurance portfolio and our financial guaranty reinsurance portfolio on a combined basis.

          The following table sets forth our financial guaranty combined net par outstanding by product line as of December 31 for the years presented:

Combined Net Par Outstanding By Product Line

	As of December 31,

(in millions)	2003	2004	2005

Public Finance
Direct	$13,919	$21,251	$31,400
Reinsurance	2,504	2,719	2,721

Total Public Finance	$16,423	$23,970	$34,121
Asset-Backed
Direct	$6,083	$16,899	$11,002
Reinsurance	2,908	1,837	1,237

Total Asset-Backed	$8,991	$18,736	$12,239
Structured Single Risk
Direct	$6,136	$11,089	$17,060
Reinsurance	2,584	2,828	3,793

Total Structured Single Risk	$8,720	$13,917	$20,853
Structured Investment Products
Direct	$7,833	$9,934	$14,456
Reinsurance	916	377	222

Total Structured Investment Products	$8,749	$10,311	$14,678

Total net par outstanding	$42,833	$66,934	$81,891

          The following table sets forth the distribution by size of our insurance and reinsurance policies in terms of net par outstanding as of December 31, 2005 (multiple policies written for the same issuer have not been aggregated):

(in millions, except policies and percentages)	Number of policies	Percent of Total

Net Par Exposure:
$0 - $24	2,443	80.2%
$25 - $49	189	6.2%
$50 - $74	98	3.2%
$75 - $99	59	1.9%
$100 - $199	141	4.6%
$200 - $299	63	2.1%
$300 - $399	19	0.6%
$400 - $499	11	0.4%
$500 - $599	9	0.3%
$600 - $699	3	0.1%
$700 - $799	2	0.1%
$800 - $899	2	0.1%
$900 - $999	2	0.1%
≥$1,000	2	0.1%

Total	3,043	100.0%

          Public finance obligations. We provide guaranties of the payment of principal and interest on a number of different types of public finance obligations. As of December 31, 2005, in excess of 95% of these public finance obligations were issued by U.S.-based issuers. These obligations include the following:

          General obligation & appropriation — These include full faith and credit general obligations of municipalities and governmental authorities. Also included are certain lease revenue bonds that are general fund obligations of a municipality or other governmental authority, which are subject to annual appropriation or abatement. Projects that are financed by such bonds ordinarily include real estate or equipment serving an essential public purpose. Bonds in this category also include moral obligation bonds issued by municipalities or governmental authorities, which are backed by the pledge, as opposed to the legal obligation, of a state government to appropriate funds in the event of a default thereunder.

          Public utility — These include the obligations of every type of municipal utility and include electric, water and sewer utilities and resource recovery revenue bonds. Issuing utilities may be organized in various forms, including municipal enterprise systems, authorities or joint-action agencies.

Transportation bonds — These include obligations relating to airports, bridges, parking, mass transit systems and ports as well as toll roads located in the United States and related revenue bonds.

          Non-ad valorem — These are obligations that are backed by specific revenue streams, such as those provided by receipts of sales tax, gas and motor vehicle registration tax, excise tax, hotel/motel tax or other types of taxes.

Higher education — Private — These include obligations of private institutions of higher education.

          Other — These obligations include pre-insured public finance bonds involving “double trigger” transactions in which the underlying obligation is already guarantied by another financial guaranty primary insurer, as well as obligations of publicly funded institutions of higher education, obligations that provide funding for public housing and other forms of revenue secured bonds.

          The following table sets forth our public finance insurance and reinsurance net par outstanding by type as of the dates indicated:

	December 31,

(in millions)	2003	2004	2005

General obligation & appropriation	$7,579	$9,660	$15,145
Public utility	2,909	5,221	6,896
Transportation	2,131	3,391	3,891
Non-ad valorem	811	2,363	3,526
Higher education — Private	1,018	1,462	2,170
Other	1,975	1,872	2,493

Total net par outstanding	$16,423	$23,969	$34,121

          The table below sets forth our five largest financial guaranty public finance insurance and reinsurance exposures by net par outstanding as a percentage of our total net par outstanding as of December 31, 2005:

(in millions, except percentages)	Net Par Outstanding	Percent of Total Net Par Outstanding	S&P Rating

Utility—public	$699	0.9%	A
General obligation & appropriation	689	0.8%	A+
General obligation & appropriation	620	0.8%	BBB- (1)
General obligation & appropriation	603	0.7%	A (2)
General obligation & appropriation	601	0.7%	AA

Total of top five exposures	$3,212	3.9%

(1)	$121 million of this exposure is rated “A-”; $451 million of this exposure is rated “A” and $47 million of this exposure is rated “AAA.”

(2)	$239 million of this exposure is rated “A+”.

          The following table sets forth our ten largest state insurance and reinsurance exposures for public finance transactions as of December 31, 2005:

(in millions, except percentages)	Net Par Outstanding as of December 31, 2005	Percent of Total Public Finance Net Par Outstanding

California	$7,416	21.7%
New York	3,678	10.8%
Texas	1,846	5.4%
Illinois	1,780	5.2%
Massachusetts	1,568	4.6%
New Jersey	1,448	4.2%
Florida	1,379	4.0%
Wisconsin	1,326	3.9%
Colorado	1,238	3.6%
Pennsylvania	1,123	3.3%

Total of ten largest state exposures	$22,802	66.8%

          Asset-backed securities. We provide guaranties of the payment of principal and interest on a number of different types of asset-backed obligations, including the following:

          Consumer mortgages — These include obligations backed by prime and sub-prime first and second lien home mortgages and home equity loans and lines of credit. Credit support is provided by the cash flows generated by the underlying obligations, as well as by the value of the property being financed.

          Automotive loans and leases — These include obligations backed by prime, near-prime and sub-prime pools of consumer auto loans and leases. Credit support is generally provided by the cash flows generated by the underlying obligations, as well as by the value of the automobiles being financed.

Auto fleet financing — These include obligations backed by fleets of rental cars. Rental car fleets are usually supported by buy-back guaranties from the relevant car manufacturers.

          Commercial ABS (Other) — These include obligations backed by a variety of commercial exposures, including dealer floor plan financing and small business loans. Credit support is provided by the cash flows generated by the underlying obligations, as well as by the value of the property or equipment being financed.

Credit cards —These include obligations backed by prime and non-prime consumer credit card programs. Credit support is provided by the cash flows generated by the underlying obligations.

          Other asset-backed — Other structured finance exposures in our portfolio include bonds or other securities backed by assets that generally do not fall into one of the five categories described above, including equipment loans and leases, enhanced equipment trust certificates, trade receivables and asset-backed pre-insured obligations involving “double trigger” transactions in which the underlying obligation is already guarantied by another financial guaranty primary insurer.

          Additional credit protection for us and our asset-backed insurance exposures may be provided by over-collateralization, excess spread, cash reserves, first loss letters of credit, subordinated securities or a combination of the foregoing.

          The following table sets forth our asset-backed insurance and reinsurance net par outstanding by type as of the dates indicated:

	December 31,

(in millions)	2003	2004	2005

Consumer Mortgage	$1,383	$10,054	$6,368
Automotive Loans and leases	3,521	3,703	2,533
Auto fleet financing	723	900	1,064
Commercial ABS (Other)	1,033	1,855	598
Credit Cards	745	568	565
Other asset-backed	1,586	1,656	1,111

Total net par outstanding	$8,991	$18,736	$12,239

          The table below sets forth our five largest financial guaranty asset-backed insurance and reinsurance exposures by net par outstanding as a percentage of our total net par outstanding as of December 31, 2005:

(in millions, except percentages)	Net Par Outstanding	Percent of Total Net Par Outstanding	S&P Rating

Consumer mortgage	$1,387	1.6%	AAA
Consumer mortgage	1,000	1.2%	BBB-
Fleet financing	700	0.9%	BBB-
Auto	699	0.9%	BBB (1)
Commercial mortgage	595	0.7%	BBB-

Total of top five exposures	$4,381	5.3%

(1)	$245 million of this exposure is rated “AAA.”

          The following table sets forth our five largest aggregate ABS seller servicer insurance and reinsurance concentrations by net par outstanding as of December 31, 2005:

(in millions, except percentages)	Net Par Outstanding	Percent of Total Net Par Outstanding	S&P Rating (1)

Seller servicer #1	$3,943	4.7%	A
Seller servicer #2	1,744	2.1%	BBB-
Seller servicer #3	957	1.2%	BB-
Seller servicer #4	700	0.9%	BBB+
Seller servicer #5	535	0.7%	Not rated

Total of top five seller servicers	$7,879	9.6%

(1)	S&P Rating of ultimate parent of seller servicer.

          Structured single risk obligations. We provide guaranties of the payment of principal and interest on a number of different types of structured single risk obligations, including the following:

          Private utility — These include obligations backed by investor-owned electrical distribution systems, power and gas utilities, oil and gas pipelines and gas distribution systems. This category includes both U.S. and international investor-owned utilities. In some cases, these obligations are secured and/or are supported by liquidity facilities, subordinate shares or other forms of credit support.

          Guarantied investment contracts — These include municipal guarantied investment contracts, which we refer to as “GICs,” and non-municipal GICs. We entered into a program agreement with an affiliate, XL Asset Funding I LLC, pursuant to which we guaranty the municipal GICs issued by XL Asset Funding I LLC. At December 31, 2005, the total gross par value of municipal GICs that we guarantied was $3.7 billion.

          Future flow — These are obligations backed by receivables generated by generally overseas entities that flow through offshore trust accounts to service the debt of companies located in emerging markets. These receivables relate to the sale of certain commodity products, such as oil or iron ore, credit card remittances or bank wire transfer payments made from highly-rated overseas companies to emerging market companies. With the support of liquidity facilities, debt service reserves and other forms of credit support, these transactions are often able to “pierce the sovereign ceiling” such that a particular obligation can obtain a higher rating than that assigned to the foreign debt obligations of the country in which an emerging market company resides.

Transportation — These are generally international obligations relating to toll roads, airports, bridges, mass transit and parking facilities.

          Financial/insurance — These primarily involve closed block and embedded value life insurance transactions. We have also participated in four obligations that are arranged by XLFS, the XL Capital group’s alternative risk management business unit, and guarantied by XLI. In the case of an obligation that is arranged by XLFS and guarantied by XLI, we provide a guaranty of XLI’s obligations to a client of XLI that requires a triple-A guaranty in addition to the “A+” or “Aa3” guaranty provided by XLI. In these situations, we assume a “double trigger” risk, meaning that the underlying transaction, which is generally rated as investment grade, must default and XLI must default before we are obligated to pay a claim.

          Bank product — These include bank deposits with maturities of generally less than one year. The primary purpose of these obligations is to provide bank deposit insurance to municipal customers and other customers who, by law or regulation, cannot maintain deposits at deposit taking financial institutions unless separate insurance is arranged for deposit amounts in excess of the $100,000 insured by the Federal Deposit Insurance Corporation.

          Other — Other structured single risk exposures in our portfolio include bonds or other securities backed by assets that generally do not fall into one of the six categories described above, including pre-insured obligations involving “double trigger” transactions in which the underlying obligation is already guarantied by another financial insurer, international public utility obligations, international housing and public building authorities obligations and other types of generally international structured single risk obligations.

          The following table sets forth our structured single risk insurance and reinsurance net par outstanding by type as of the dates indicated:

	December 31,

(in millions)	2003	2004	2005

Private utility	$2,672	$4,659	$6,099
Guarantied investment contracts	1,452	2,491	3,581
Future Flow	717	1,212	2,130
Transportation	653	1,312	2,100
Financial/insurance	1,044	1,198	1,574
Bank Product	957	936	1,061
Other	1,225	2,109	4,308

Total net par outstanding	$8,720	$13,917	$20,853

          The table below shows our five largest structured single risk insurance and reinsurance exposures by net par outstanding as a percentage of our total net par outstanding as of December 31, 2005:

(in millions, except percentages)	Net Par Outstanding	Percent of Total Net Par Outstanding	S&P Rating

Utility—Private	$700	0.9%	BBB
GIC	573	0.7%	AAA-
Housing and public buildings	486	0.6%	BB+ (1)
Global infrastructure—other	426	0.5%	BBB
Financial/insurance	349	0.4%	A

Total of top five exposures	$2,534	3.1%

(1)	$316 million of this exposure is rated “BBB-” and $161 million of this exposure is rated “A+.”

          Structured investment products. We provide guaranties of the payment of principal and interest on a number of different types of structured investment products, including the following:

          CDOs — Arbitrage cash flow — These include securities that are generally issued in two or more tranches, each with a different credit rating, and are usually backed by pooled corporate and other debt obligations, such as high yield and investment grade corporate bonds, bank loans or loan participations, asset-backed securities, CDOs and trust preferred securities. The primary motivation behind arbitrage cash flow transactions involves exploiting the spread differential between the rate of interest earned on the underlying assets and rate of interest paid on the issued securities. With arbitrage cash flow CDOs, the degree of credit enhancement at any time is generally determined based on the rating or par value, rather than market value, of the collateral. Our financial guaranty reinsurance exposures generally involve the senior double-A and triple-A-rated tranches of these obligations.

          CDOs — Synthetic — These include credit protection structures provided through credit derivatives on pooled corporate debt obligations, such as high yield and investment grade corporate bonds, bank loans or loan participations. We do not assume exposure to credit derivative obligations where the underlying obligor is a single name corporate reference entity. While the primary obligation in such a transaction is generally issued in credit derivative form, our reinsurance is provided through a reinsurance contract rather than a back-to-back credit derivative. Our financial guaranty exposures generally involve the senior triple-A or super-triple-A-rated tranches of these obligations.

          Collateralized fund obligations — These include securities primarily backed by private equity exposures and are also known as “funds of funds.” These securities are often issued in tranches, with subordinated tranches providing credit support to the more senior tranches. Our financial guaranty reinsurance exposures generally involve the senior double-A or triple-A-rated tranches of these obligations.

          CDOs — Arbitrage market value — These include securities that are generally issued in two or more tranches, each with a different credit rating, and are usually backed by pooled corporate debt obligations, such as high yield and investment grade corporate bonds, bank loans or loan participations, asset-backed securities, CDOs, private equity and trust preferred securities. With arbitrage market value CDOs, the degree of credit enhancement at any time is generally determined based on the market value, rather than credit rating or par value, of the collateral. Our financial guaranty exposures generally involve the senior double-A, triple-A or super-triple-A-rated tranches of these obligations.

CDOs — Bank balance sheet — These include securities that are generally issued in two or more tranches, each with a different credit rating, and are usually backed by pooled corporate debt obligations, such as high yield and investment grade corporate bonds, bank loans or loan participations. Our financial guaranty exposures generally involve the senior double-A, triple-A or super-triple-A-rated tranches of these obligations.

          The following table sets forth our structured investment products insurance and reinsurance net par outstanding by type as of the dates indicated:

	December 31,

(in millions)	2003	2004	2005

CDO - Arbitrage cash flow	$6,392	$7,840	$10,357
CDO - Synthetic	1,668	1,774	3,497
CFO - Collateralized Fund Obligation	337	497	693
CDO - Arbitrage market value	200	200	131
CDO - Bank Balance Sheet	152	—	—

Total net par outstanding	$8,749	$10,311	$14,678

          The table below shows our five largest structured finance investment product insurance and reinsurance exposures by net par outstanding as a percentage of our total net par outstanding as of December 31, 2005:

(in millions, except percentages)	Net Par Outstanding	Percent of Total Net Par Outstanding	S&P Rating

CDO – Synthetic	$1,303	1.5%	AAA
CDO – Arbitrage cash flow	790	1.0%	AAA
CDO – Synthetic	725	0.9%	AAA
CDO – Arbitrage cash flow	475	0.6%	AAA
CDO – Arbitrage cash flow	475	0.6%	AAA

Total of top five exposures	$3,768	4.6%

     Financial guaranty portfolio by S&P rating

          The following table sets forth our financial guaranty insurance and reinsurance portfolio as of the dates indicated by S&P rating category:

(in millions, except percentages)	Net Par Outstanding December 31, 2004	Percent of Total Net Par Outstanding	Net Par Outstanding December 31, 2005	Percent of Total Net Par Outstanding

S&P Rating Category (1):
AAA	$19,524	29.2%	$22,697	27.7%
AA	6,745	10.1%	10,640	13.0%
A	22,633	33.8%	27,185	33.2%
BBB	17,676	26.4%	20,962	25.6%
Below investment grade (2)	356	0.5%	407	0.5%

Total	$66,934	100.0%	$81,891	100.0%

(1)	If unrated by S&P, an internal assessment of underlying credit quality is used to assign a rating category for purposes of this table and calculation of the weighted average S&P rating.

(2)	Protection with respect to adverse development with respect to certain transactions rated below investment grade will be provided by affiliates of XL Capital in connection with the consummation of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transactions Coincident with the Formation of SCA and the Offering” and “Formation Transactions.”

          At December 31, 2005, the weighted average S&P credit rating of the obligations that we guaranty was “A+.”

     Financial guaranty portfolio by geographic area

          The following table sets forth the geographic distribution of our total net par insurance and reinsurance exposure as of the dates indicated by country:

(in millions, except percentages)	Net Par Outstanding December 31, 2004	Percent of Total Net Par Outstanding	Net Par Outstanding December 31, 2005	Percent of Total Net Par Outstanding

United States	$59,011	88.2%	$70,560	86.1%
United Kingdom	1,504	2.3%	3,537	4.3%
Multi-jurisdictional (1)	1,357	2.0%	1,414	1.6%
Australia	771	1.2%	803	1.0%
Turkey	—	0.0%	670	0.8%
Mexico	539	0.8%	640	0.8%
Spain	436	0.7%	601	0.7%
Canada	453	0.7%	555	0.7%
New Zealand	215	0.3%	558	0.7%
Chile	414	0.6%	459	0.6%
France	432	0.6%	430	0.5%
Japan	295	0.4%	303	0.4%
Brazil	414	0.6%	253	0.3%
Portugal	350	0.5%	252	0.3%
Costa Rica	32	0.0%	169	0.2%
El Salvador	192	0.3%	161	0.2%
Egypt	—	0.0%	143	0.2%
Guatemala	—	0.0%	125	0.2%
Italy	83	0.1%	74	0.1%
Jamaica	94	0.1%	72	0.1%
Norway	58	0.1%	56	0.1%
Panama	64	0.1%	51	0.1%
Korea, Republic of	49	0.1%	5	0.0%
Germany	171	0.3%	0	0.0%

Total	$66,934	100.00%	$81,891	100.0%

(1)	Involves exposure to at least two international jurisdictions.

          Historically, our country limits have been set together with the XL Capital group global limitations for exposure among the entire XL Capital group of companies using a value at risk approach based on the internal or rating agency rating of a country and the type of transaction involved. We manage our exposure within these limits using retrocessions to XLI and to third parties where possible. See “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates—Ongoing Relationship—Transition Agreement” for a description of XL Capital policies to which we will remain subject after the consummation of this offering.

          The vast majority of our policies are denominated in major currencies, such as the U.S. dollar, Euro and U.K. pound sterling. Where an underlying policy is not denominated in U.S. dollars, we are typically exposed to foreign exchange fluctuations for premiums received and claims paid, if any. We typically convert premiums received (whether earned or not) into U.S. dollars at the time of receipt. As of December 31, 2005, the aggregate net par outstanding of all exposures not denominated in U.S. dollars was less than 15% of our total net par outstanding.

Underwriting Procedures

          The underwriting, operations and risk management guidelines, policies and procedures of our insurance and reinsurance subsidiaries are tailored to their respective businesses, providing multiple levels of credit review and analysis. Our strategy is to provide financial guaranty insurance and reinsurance only for credit risks that we deem to be investment grade. Generally, we receive a confirmation from Moody’s and S&P that each obligation we guaranty is investment grade. We have developed underwriting procedures that enable us to conduct our own, independent assessment of risk for each obligation that we guaranty. Exposure limits and underwriting criteria are established, as appropriate, for sectors and asset classes.

          Each transaction passing an initial underwriting review, intended to test the desirability of the proposed exposure, is assigned to a team including relevant underwriting and legal personnel. Each transaction is further screened for characteristics that require an accounting review. In such cases, finance personnel review the proposed exposure for compliance with applicable accounting standards and investment guidelines. The underwriting team reviews the structure of the transaction, and the underwriter reviews credit issues pertinent to the particular line of business. In our structured financial guaranty line, underwriters generally apply computer-based spreadsheet models to stress test cash flows in their assessment of the risk inherent in a particular transaction. For reinsurance transactions, stress model results may be provided by the primary insurer. Stress models may also be developed internally by our underwriting department and reflect both empirical research as well as information gathered from third parties, such as rating agencies, investment banks or servicers. Where warranted to assess a particular credit risk properly, we may perform a due diligence audit in connection with a transaction. A due diligence review may include, among other things, meetings with management, review of underwriting and operational procedures, file reviews, and review of financial procedures and computer systems. The structure of a transaction is also scrutinized from a legal perspective by in-house and, where appropriate, external counsel, and specialty legal expertise is consulted when our legal staff deems it appropriate.

          Upon completion of underwriting analysis, the underwriter prepares a formal credit report that is submitted to an underwriting committee for review. We will not commit to assume any risk until the risk has been approved by the appropriate underwriting committee.

          Our reinsurance business is underwritten separately from our primary insurance business. Our reinsurance underwriting policy is to keep primary insurer information confidential, including from other primary insurers, whether a third-party or not, as is consistent with industry practice and our reinsurance transactions are underwritten by our Bermuda staff. Surveillance of reinsurance transactions is also separate from our primary insurance operation. These separate underwriting, separate surveillance and general confidentiality policies are intended to address concerns of current and potential clients.

          XLCA insures obligations both in the U.S. and internationally within four major categories: public finance, asset-backed, structured single risk and structured investment products. The following is a summary of each category and notes the major risk factors. Each risk is addressed through our underwriting process prior to offering insurance on a transaction. We limit our par exposure to each obligor based on its credit rating and type of asset.

     Public Finance

          Public finance obligations generally fall into two major categories: general obligation bonds and revenue bonds. General obligation bonds are supported by the full faith and credit of the obligated government entity and legally require taxes or other revenues to be raised as needed to repay debt. Credit quality depends on the strength and diversity of the underlying economy. Risks include economic decline, natural disasters and political changes that could reduce revenue collections. Historical financial performance, debt and reserve levels, specific legal restrictions and quality of management are also factors that determine credit quality. Revenue bonds comprise a wide spectrum of obligations issued by governmental entities or non-profit organizations that are payable from a specified revenue source. These include bonds backed by sales, gas or other special taxes and obligations issued by airports, toll roads, utilities and universities. Levels of required debt service coverage are dependent upon the historic performance of revenues, whether the entity has rate setting flexibility and expectations of future performance. Risks include the factors cited for general obligation debt as well as operating costs, utilization rates and competitive pressures.

     Asset-Backed

          Asset-backed securities generally encompass three types of risk: (1) asset quality, or the underlying performance of the assets; (2) structure, or the legal safeguards that protect against loss; and (3) operational risk, or the performance of a servicer that affects cash flow. Typical assets included in structured finance securities include consumer assets such as mortgages, auto loans and credit cards and commercial assets such as rental cars, equipment leases and a variety of receivables. Generally, the amount of credit protection required with respect to a particular structured finance security depends on the historical performance of the asset class and the assets actually included in the proposed transaction. Future performance expectations are determined from historical performance as well as the social, political and economic factors affecting the underlying assets and the asset class. In order to protect the insurer from poor asset performance and asset volatility, appropriate credit enhancement levels are required based on a multiple of expected performance. In addition, structured finance securities are usually designed to protect the insurer from the potential bankruptcy risk of the seller/servicer.

     Structured Single Risk

          Structured single risk bonds are the obligation of a non-governmental entity or project. The bonds are repaid by the revenues generated by that single entity or project and often are secured by the underlying assets. Obligors include essential infrastructure facilities such as toll roads, airports, government buildings, schools and military housing. Also included in this category are future flow and whole business securitizations. Project risks can include construction, demand, private parties, concession restrictions, competition, operating and maintenance costs and management. Future flow obligations are closely tied to the ability of the issuer to keep operating, even in bankruptcy. Required coverage levels and reserves are dependent upon the historic performance of the facilities or similar facilities, revenue raising flexibility and expectations of future performance. Structured single risk transactions usually are designed to protect investors (and therefore the guarantor) from the bankruptcy or insolvency of the entities that construct or operate the underlying assets.

     Structured Investment Products

          Structured investment products include CDOs and collateralized fund obligations, which we refer to as “CFOs.” There are generally five distinct forms of risks associated with these obligations: (1) default risk of the underlying assets; (2) structural risk pertaining to asset investment guidelines and to cash flow priorities for the different classes of debt; (3) asset manager risk, related to the performance by an asset manager during the reinvestment period; (4) interest rate risk, due to its potential effect on excess spread; and (5) market risk, due to risks stemming from exposure to diversified equity, debt, currency and interest rate markets over an extended period. Generally, the default risk is assessed by the historic performance of the assets underlying the transaction. Adequacy of the structural enhancements and subordination is determined from the ability of the transaction to withstand projections of stressed default and recovery rates as well as market risks such as adverse interest rate movements. The asset manager’s expertise and past performance are important considerations in the underwriting process. Conclusions are then drawn about the amount of over-collateralization or other structural enhancement necessary in a particular transaction in order to protect the investors (and therefore the guarantor) against poor asset performance. In addition, structured investment products are designed to protect investors from the bankruptcy or insolvency of the manager of the underlying assets.

     International

          International credits will generally present the same risks as above with the additional focus on specific local laws and regulations as well as the financial and political risks related to the sovereign entity. Currency exposure, if any, is generally guarantied by or transferred to another entity.

Pricing

          We use an internally-developed pricing model on a deal-by-deal basis to evaluate the return on equity implied by quoting a given premium rate. As one input, the pricing model requires a capital charge, which is an estimate of worst case loss severity provided to us by S&P. This capital charge, together with the exposure and maturity characteristics of the deal, an allocated expense load and the quoted premium rate, is used to derive an estimate of required allocated capital and an implied return on that capital. We review the assumptions used by our pricing model periodically and make adjustments as are deemed appropriate.

          We use our pricing model as one basis for assessing the adequacy of pricing, but our pricing decisions are also influenced by the value we believe our guaranty provides to the issuer, our expectations of competitive behavior and other market factors.

Risk Management

          Our risk management personnel are responsible for transactional and treaty surveillance, insured portfolio management, risk syndication and claims administration. Risk management, in consultation with the chief underwriting officer, sets risk limits for each line of business and designates those risks which are to be excluded from our reinsurance treaty assumptions. Tailored surveillance strategies have been developed for each type of exposure, depending upon the credit risk inherent in the exposure, with a view to determining credit trends in the insured book and making recommendations on portfolio management and risk mitigation strategies, to the extent appropriate.

          We may also seek to mitigate the risk inherent in our exposures through the purchase of third-party reinsurance or retrocessions, and also periodically purchase derivative contracts to alleviate all or a portion of this risk.

     Direct Businesses

          We conduct surveillance procedures to closely track risk aggregations and monitor performance of each risk. For municipal risk, we have review schedules for each credit dependent on the underlying rating of the credit and the revenue type. Credits perceived to have greater risk profiles are reviewed more frequently than other credits or classes of credits which historically have had few defaults. In the event of credit deterioration of a particular exposure, we review the credit more frequently and take remedial action as permitted by the terms of the transaction.

          For structured securities, we generally collect data, often monthly or quarterly, and compare actual default and delinquency statistics to those generated by our models. To the extent that a transaction is performing materially below expectations, we seek to take steps to mitigate the potential for loss. Such steps may include meetings with servicers, re-evaluation of loan files and, in the most extreme cases, removal of the servicer.

          We have created computerized models to track performance of certain other large direct business lines including CDOs and credit derivatives on corporate debt. These systems incorporate risk tracking tools such as credit spreads and ratings which are obtained from third parties and incorporated into computerized risk tracking systems.

     Reinsurance Businesses

          Our risk management personnel take steps to help ensure that the primary insurer is managing risk pursuant to the terms of the applicable reinsurance agreement. To this end, we conduct periodic audits of ceding companies. We may conduct additional surveillance audits during the year, at which time underwriting, surveillance and claim files of the ceding company are reviewed.

Credit Monitoring

          Our surveillance department is responsible for monitoring the performance of our in-force portfolio. They maintain a list of credits that they have determined need to be closely monitored and, for certain of those credits, they undertake remediation activities they determine to be appropriate in order to mitigate the likelihood and/or amount of any loss that we could incur with respect to such credits.

          The activities of our surveillance department focus on the identification of specific credits that have experienced deterioration in credit quality and the assessment of whether losses on such credits are probable, as well as any estimation of the amount of loss expected to be incurred with respect to such credits. Closely monitored credits are divided into four categories: (i) Special Monitoring List – while fundamentally sound and still considered of low priority these credits are considered to have greater than normal risk either as a result of events specific to the credit or of a more general nature; (ii) Yellow Flag List – these credits are considered to be of a medium priority and are characterized as having a weakening credit profile which may result in a loss to us; (iii) Red Flag List – these credits are considered to be of high priority because losses have been determined to be possible and reserves may have been established; and (iv) Loss List – claims have been either paid or incurred on these credits. Credits that are not included in the aforementioned categories are categorized as fundamentally sound, normal risk. See “—Risk Management” for further definition and discussion of credits designated as special monitoring.

          The following table provides our combined financial guaranty insurance and reinsurance net par outstanding by internal credit monitoring category as of December 31, 2005:

	December 31, 2005

	Net Par Outstanding	Percent of Net Par Outstanding

Fundamentally sound, normal risk	$80,572,389	98.4%
Closely monitored credits (1):
Special monitoring	691,949	0.8%
Yellow flag	229,369	0.3%
Red flag	58,100	0.1%
Loss list	338,895	0.4%

Subtotal	1,318,313	1.6%

Total	$81,890,702	100.0%

(1)

Protection with respect to adverse development with respect to certain closely monitored credits will be provided by affiliates of XL Capital in connection with the consummation of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transactions Coincident with the Formation of SCA and the Offering” and “Formation Transactions.”

Losses and Reserves

          The financial guaranties that we issue insure scheduled payments of principal and interest due on various types of financial obligations against default by the issuers of such obligations. Our management establishes reserves for losses and loss adjustment expenses on such business based on recommendations from our Loss Reserve Committee, which is comprised of members of senior management. Establishment of such reserves requires the use of judgment and estimates with respect to the occurrence and amount of a loss on an insured obligation.

          We establish two types of reserves for losses and loss adjustment expenses: (i) case basis reserves and (ii) unallocated reserves.

          Case basis reserves on financial guaranty insurance business written are established by us with respect to a specific insurance policy upon receipt of a claim notice from an insured or when management determines that (i) a claim is probable in the future with respect to such policy based on specific credit events that have occurred and (ii) the amount of the ultimate loss that we will incur under such policy can be reasonably estimated. The amount of the case basis reserve with respect to any policy is based on the net present value of the expected ultimate loss and loss adjustment expense payments that we expect to make with respect to such policy, net of expected recoveries under salvage and subrogation rights. Case basis reserves are generally discounted based on the yield of our fixed-income portfolio. We believe this yield is an appropriate rate to discount our reserves because it reflects the rate of return on the assets supporting such business. When a case basis reserve is established for an insured obligation whose premium is paid on an upfront basis, we continue to record premium earnings on such policy over its remaining life, unless we have recorded a full limit loss with respect to such policy, in which case the remaining unearned premium relating thereto is immediately reflected in earnings.

          A number of variables are considered when establishing a case basis reserve on an individual policy. These variables include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured, the projected cash flow or market value of any assets that collateralize or secure the insured obligation, and the historical and projected loss rates on such assets. Other factors that may affect the actual ultimate loss on a policy include the state of the economy, changes in interest rates, rates of inflation, and the salvage values of specific collateral.

          Case basis reserves on financial guaranty reinsurance assumed are generally established upon notification from ceding companies. Our reinsurance contracts require ceding companies to submit monthly statements of premium and loss activity for the period, as well as information regarding the performance of reinsured contracts on the ceding companies’ equivalent of our list of closely monitored credits. This information is recorded into our records upon receipt of the monthly statements, which are generally on a one-month lag. Based on our evaluation of the loss activity on the monthly statements, we may establish case reserves greater than those reported by the ceding company. Our underwriting and surveillance groups perform periodic reviews of our ceding companies to ensure that their underwriting and surveillance procedures meet our standards.

          In addition to case basis reserves, we maintain unallocated loss reserves for expected losses inherent in our in-force business, which are estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by us is in accordance with Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. The methodology applied is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern (or the expected pattern of the expiration of risk on in-force policies). In accordance with our accounting policy, the unallocated reserves are increased each quarter by applying the initial expected loss ratio to earned premium for the period and adjusted each quarter to reflect the expected loss emergence pattern (or the expected pattern of the expiration of risk on in-force policies). The expected loss emergence pattern is periodically analyzed as part of our review of the overall adequacy of the unallocated loss reserves.

          Our selection of an initial expected loss ratio and loss emergence pattern considers the characteristics of our in-force financial guaranty insurance and reinsurance business, as well as our actual loss experience and that of the industry. On a periodic basis, we compare our selected initial expected loss ratio to our actual loss experience, as well as to industry loss experience, and we adjust our selected initial expected loss ratio as considered necessary to ensure that such ratio continues to be appropriate for the risks inherent in our in-force business. In addition, we adjust or realign the expected loss emergence pattern on a periodic basis, as considered necessary, to better correlate with the underlying changes in our in-force business (for example, changes in the average life of in-force business resulting from changes in the mix of business and risk or par expiration).

          Our unallocated loss reserves are established on an undiscounted basis. Our unallocated loss reserves represent management’s best estimate of losses that we will incur as a result of credit deterioration in our in-force business but which have not yet been specifically identified.

          We update our estimates of losses and loss adjustment expense reserves quarterly. Loss assumptions used in computing reserves for losses and loss adjustment expenses are updated periodically for emerging experience, and any resulting changes in reserves are recorded as a charge or credit to earnings in the period such estimates are changed. While we believe that our reserves for losses and loss adjustment expenses are adequate to cover our ultimate net cost of claims, due to the inherent uncertainties of estimating reserves for loss and loss adjustment expenses, actual experience may differ from the estimates reflected in our combined financial statements, and the differences may be material.

          The following tables summarize our gross reserves (before the effect of reinsurance ceded) for losses and loss adjustment expenses by segment and by type of reserve as of the dates presented. For an explanation of changes in these reserves see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Combined Results of Operations.”

	As of December 31, 2004

(in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Case basis reserve for losses	$42,151	$5,221	$47,372
Case basis reserve for loss adjustment expenses	3,399	—	3,399
Unallocated reserves	52,758	12,205	64,963

Total	$98,308	$17,426	$115,734

	As of December 31, 2005

(in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Case basis reserve for losses	$64,057	$1,269	$65,326
Case basis reserve for loss adjustment expenses	2,880	1,176	4,056
Unallocated reserves	63,091	14,895	77,986

Total	$130,028	$17,340	$147,368

XLCA/XLFA Reinsurance Agreement

          Effective May 1, 2004, XLCA and XLFA entered into a Second Amended and Restated Facultative Quota Share Reinsurance Treaty, which we refer to as the “XLCA/XLFA Reinsurance Agreement,” which covers a portion of XLCA’s liability accruing under financial guaranty and surety insurance policies that it writes. Under the terms of the XLCA/XLFA Reinsurance Agreement, XLFA is required to accept and reinsure up to 90% on a quota share basis or a mutually agreed upon alternative basis of each policy that XLCA cedes to XLFA pursuant to the XLCA/XLFA Reinsurance Agreement, with no maximum cession limit, provided that such policy is compliant with the terms of such treaty. Pursuant to the terms of the XLCA/XLFA Reinsurance Agreement, XLFA pays to XLCA a ceding commission of up to 30% on the premiums ceded under the XLCA/XLFA Reinsurance Agreement. XLFA’s obligations under the XLCA/XLFA Reinsurance Agreement were historically guarantied by XLI. XLCA ceded $203.5 million in total premiums, which includes $16.0 million of credit default swap income, to XLFA pursuant to the XLCA/XLFA Reinsurance Agreement in 2005. We expect that, effective as of June 30, 2006, the XLCA/XLFA Reinsurance Agreement will be amended to reduce the quota share percentage. We do not expect that this change, if and when effected, will have any impact on our consolidated financial condition or results of operations, other than potentially changing our U.S. federal income tax expense. Effective upon the consummation of this offering, the guaranty provided by XLI with respect to XLFA’s obligations under the XLCA/XLFA Reinsurance Agreement will terminate. See “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates—Agreements That Will Terminate Effective upon Consummation of This Offering—XLI Guaranty of the XLCA/XLFA Reinsurance Agreement.”

Ratings

          As of the date of this prospectus, our insurance and reinsurance subsidiaries have been assigned the following insurance financial strength ratings (which are the highest ratings used by each respective rating agency:

	Moody’s	S&P	Fitch

XLCA	Aaa	AAA	AAA
XLFA	Aaa	AAA	AAA

          These ratings reflect only the views of the respective rating agencies and are subject to revision or withdrawal at any time. A financial strength rating is an opinion regarding the financial security characteristics of an insurance or reinsurance organization with respect to an insurer’s ability to pay under its insurance policies and contracts in accordance with their terms. The opinion is not specific to any particular policy or contract. Financial strength ratings do not refer to an insurer’s ability to meet non-insurance or non-reinsurance obligations and are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or to buy, hold, or sell any security issued by an insurer or any parent company of any insurer or reinsurer.

          The major rating agencies have developed and published rating guidelines for rating financial guaranty insurers and reinsurers. The financial strength ratings assigned by S&P, Moody’s and Fitch are based upon factors relevant to policyholders and are not directed toward the protection of investors in our common shares. The rating criteria used by the rating agencies in establishing these ratings include consideration of the sufficiency of capital resources to meet projected growth (as well as access to such additional capital as may be necessary to continue to meet applicable capital adequacy standards), a company’s overall financial strength, business plan and strategy, and demonstrated management expertise in financial guaranty and traditional reinsurance, credit analysis, systems development, marketing, capital markets and investment operations.

Investments

          Our primary investment objective is the preservation of capital, subject to an appropriate degree of liquidity, and a steady stream of investment income. A secondary objective is to optimize long term returns. As of December 31, 2005, the average duration of our portfolio was 3.5 years and the weighted portfolio credit quality was AA+.

          Our investment portfolio is managed by independent investment managers under the direction of our management and, historically, an affiliate of XL Capital in accordance with investment guidelines established by us. The investment objectives and policies for such operations set quality and preservation of capital as the primary objective, subject to an appropriate degree of liquidity. We select our investment managers on the basis of various criteria, including investment style, historical performance, internal controls, operational risk, and the ability to contribute to the diversification of our portfolio. See “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates—Agreements That Will Terminate Effective upon Consummation of This Offering—Investment Management Agreements.”

          The following table summarizes our combined investment portfolio (excluding other invested assets) by security type. Other invested assets consist of certain notes acquired in connection with the satisfaction of a claim in December 2005 resulting from the default of an insured obligation, which had a carrying value at December 31, 2005 was $17.6 million. See Notes 2 and 12 to our combined financial statements for additional information relating to such notes.

	As of December 31, 2005

(in thousands)	Amortized Cost	Fair Value

Fixed-Income Securities:
U.S. Government and government agencies	$469,053	$463,953
Corporate	268,708	264,856
Mortgage and asset-backed securities	585,998	575,029
Non-U.S. sovereign government	9,678	9,598
U.S. states and political subdivisions of the states	2,638	2,593

Total Fixed-Income Securities	1,336,075	1,316,029
Short-Term Investments	31,015	30,811

Total Investments	$1,367,090	$1,346,840

          The following table summarizes our fixed-income investment portfolio by ratings:

As of December 31, 2005

Credit Rating (1)
AAA	78.7%
AA	8.7%
A	12.5%
BBB	0.1%

Total	100.0%

(1)	Ratings represent S&P’s classifications. If S&P classifications are unavailable, Moody’s ratings are used.

          The following table summarizes our fixed-income investment portfolio by maturity category:

	As of December 31, 2005

(in thousands)	Amortized Cost	Fair Value

Due after one year through five years	$479,956	$472,033
Due after five through ten years	235,540	232,401
Due after ten years	34,581	36,565
Mortgage and asset-backed securities	585,998	575,029

Total	$1,336,074	$1,316,029

Business Locations

          We conduct our European business through XLCA-UK, a wholly-owned subsidiary of XLCA that is licensed to write financial guaranty insurance in the U.K. XLCA-UK operates a representative office in Madrid, Spain. In addition, XLCA has a representative office in Singapore and we may establish offices in additional countries in the future.

          We coordinate strategy for and underwrite all of our primary business on a global basis, with our key business managers and credit risk officers based in New York. We believe this global approach results in a consistent approach to underwriting and credit risk management wherever we conduct business.

Competition

          Our principal competitors in the market for financial guaranties are Ambac, FGIC, FSA and MBIA, which are larger than we are, as well as recent entrants CIFG and Assured Guaranty, each of which has “AAA” and “Aaa” ratings from S&P and Moody’s (except for Assured Guaranty, which has a “Aa1” rating from Moody’s). Banks, hedge funds, smaller and lower-rated financial guaranty insurance companies and multiline insurers and reinsurers also participate in the broader credit enhancement market. The principal competitive factors are: (1) premium rates; (2) conditions precedent to the issuance of a policy related to the structure and security features of a proposed bond issue; (3) the financial strength ratings of the guarantor; and (4) the quality of service and execution provided to issuers, investors and other clients of the issuer. Financial guaranty insurance also competes domestically and internationally with other forms of credit enhancement, including the use of senior and subordinated tranches of a proposed structured finance obligation and/or over-collateralization or cash collateral accounts, as well as more traditional forms of credit support.

          Our competitors in the market for reinsurance of financial guaranties include Assured Guaranty Re Ltd., Ram Reinsurance Company Ltd., Channel Reinsurance Ltd., BluePoint Re Limited and Radian Asset Assurance Inc., as well as several multiline insurance companies. We also compete directly and indirectly with providers of certain credit default swaps and other alternative transaction structures that may be a more attractive alternative to traditional financial guaranty reinsurance. Primary financial guaranty companies choose reinsurance providers based upon several factors, including overall financial strength, financial strength ratings by the major rating agencies, financial enhancement rating (which determines capital relief under the S&P capital model), single risk capacity, level of service quality and in some cases whether or not the reinsurer or its affiliate competes with the primary company. In addition, issuers may choose to divide large transactions among several primary insurers, reducing or eliminating the need for reinsurance. Primary insurers may also choose to reinsure transactions with other primary insurers directly, also reducing or eliminating the need for reinsurance. We are currently the only financial guaranty reinsurer with triple-A ratings from each of Moody’s, S&P & Fitch.

Regulation

     General

          The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers. XLCA is primarily subject to New York insurance regulations. As a Bermuda reinsurer, XLFA operates under a relatively less intensive regulatory regime than certain of its competitors that are located elsewhere.

     United States

          XLCA is a monoline financial guaranty insurance company with a Triple-A financial strength rating and is incorporated under the laws of the State of New York. XLCA currently is licensed to write insurance business in, and is subject to the insurance regulation of and supervision by, all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Singapore. XLCA-UK is a wholly-owned subsidiary of XLCA.

          Article 69 of the New York Insurance Law. XLCA is licensed to provide financial guaranty insurance under Article 69 of the New York Insurance Law. Article 69 defines financial guaranty insurance to include any guaranty under which loss is payable upon proof of occurrence of financial loss to an insured as a result of certain events. These events include the failure of any obligor on or any issuer of any debt instrument or other monetary obligation to pay principal, interest, premium, dividend or purchase price of or on such instrument or obligation when due. Article 69 limits both the aggregate and individual risks that XLCA may insure on a net basis based on the type of obligations insured. Under Article 69, XLCA is permitted to transact financial guaranty insurance, surety insurance and credit insurance and such other kinds of business to the extent necessarily or properly incidental to the kinds of insurance which XLCA is authorized to transact. In addition, XLCA is empowered to assume or reinsure the kinds of insurance described above.

          Insurance Holding Company Regulation. XLCA is subject to the insurance holding company laws of New York. These laws require XLCA to register with the New York Insurance Department and to furnish annually financial and other information about the operations of companies within its holding company system. Generally, all transactions among companies in the holding company system to which any insurance company subsidiary is a party (including sales, loans, reinsurance agreements and service agreements) must be fair and, if material or of a specified category, such as service agreements, require prior notice and approval or non-disapproval by the insurance department where the applicable subsidiary is domiciled.

          Change of Control. Before a person can acquire control of a U.S. domestic insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the applicant’s plans for the management of the domestic insurer, the applicant’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us that some or all of our stockholders might consider to be desirable, including in particular unsolicited transactions.

          State Insurance Regulation. State insurance authorities have broad regulatory powers with respect to various aspects of the business of U.S. insurance companies, including licensing these companies to transact business, accrediting reinsurers, admitting assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends, and, in certain instances, approving policy forms and related materials and approving premium rates. State insurance laws and regulations require XLCA to file financial statements with insurance departments everywhere it is licensed, authorized or accredited to conduct insurance business, and its operations are subject to examination by those departments at any time. XLCA prepares statutory financial statements in accordance with Statutory Accounting Practices, or SAP, and procedures prescribed or permitted by these departments. State insurance departments also conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their state, generally once every three to five years. Market conduct examinations generally are carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners.

          Financial examinations are conducted by the state of domicile of the insurer. The New York Insurance Department, the regulatory authority of the domiciliary jurisdiction of XLCA, conducts a periodic examination of insurance companies domiciled in New York at least once every five years. During 2003, the New York Insurance Department completed its examination of XLCA for the period from January 1, 1999 though December 31, 2002. The report on the examination does not contain any materially adverse findings.

          The terms and conditions of reinsurance agreements generally are not subject to regulation by any U.S. state insurance department with respect to rates. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

          New York State Dividend Limitations. Under New York Insurance Law, a New York-domiciled insurer may not declare or distribute shareholder dividends during any 12-month period that would exceed the lesser of (a) 10% of policyholders’ surplus, as shown by the most recent statutory financial statement on file with the New York Superintendent or (b) 100% of adjusted net investment income for such 12-month period (the net investment income for such 12-month period plus the excess, if any, of net investment income over dividends declared or distributed during the two-year period preceding such 12-month period), unless the New York Superintendent approves a greater dividend based upon a finding that the insurer will retain sufficient surplus to support its obligations and writings. Moreover, a New York-domiciled insurer may not declare or distribute any dividends except out of earned surplus. Currently, XLCA has negative earned surplus and is unable to declare or distribute dividends. In addition, XLCA has undertaken, subject to certain limited exceptions, not to declare or grant dividends on its outstanding shares without the prior written consent of each of S&P, Moody’s and Fitch until the earlier of December 31, 2006 and the date on which XLCA no longer holds triple-A ratings from each of S&P, Moody’s and Fitch. In connection with the consummation of this offering, we expect that such undertaking will be terminated and XLCA will instead agree with certain of the rating agencies not to declare or grant dividends on its common stock without their prior written consent, other than to fund certain parent holding company expenses or certain parent debt service requirements.

          Contingency Reserves. Under New York Insurance Law, XLCA must establish and maintain a contingency reserve to protect policyholders against the effects of excessive losses occurring during adverse economic cycles. This reserve is established by quarterly contributions of unassigned surplus and is reflected in XLCA’s statutory financial statements. The total reserve required is calculated as the greater of 50% of premiums written or a specified percentage applied to the insured outstanding principal, net of collateral and reinsurance. Such specified percentage varies by the type of outstanding principal. Contributions to the contingency reserve may be released after such reserve has been in existence for forty quarters unless an earlier withdrawal is approved by the Superintendent of Insurance pursuant to the New York Insurance Law.

          Investments. XLCA is subject to laws and regulations that require diversification of its investment portfolio and limit the amount of investments in certain asset categories, such as below investment grade fixed maturity securities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-qualifying investments. We believe that the investments made by XLCA complied with such regulations as of December 31, 2005. In addition, any investment must be approved by the insurance company’s board of directors or a committee thereof that is responsible for supervising or making such investment.

          Operations of Our Non-U.S. Insurance Subsidiaries. The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by unlicensed or non-accredited insurers and reinsurers. XLCA-UK is not admitted to do business in the United States. We do not intend that XLCA-UK will maintain offices or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction in the United States where the conduct of such activities would require it to be admitted or authorized.

          In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers’ business operations are affected by regulatory requirements in various states of the United States governing “credit for reinsurance” which are imposed on their ceding companies. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the ceding company’s state of domicile is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company’s liability for unearned premiums (which are that portion of premiums written which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves ceded to the reinsurer. The great majority of states, however, permit a credit on the statutory financial statement of a ceding insurer for reinsurance obtained from a non-licensed or non-accredited reinsurer to the extent that the reinsurer secures its reinsurance obligations to the ceding insurer by providing a letter of credit, trust fund or other acceptable security arrangement. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances, and others impose additional requirements that make it difficult to become accredited.

     Bermuda

          Bermuda Insurance Regulation — The Insurance Act 1978 and Related Regulations. Bermuda’s Insurance Act 1978, as amended, and related regulations, which we refer to as the Insurance Act, which regulates the insurance business of XLFA, provides that no person shall carry on an insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the BMA. The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. It is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose at any time.

          The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.

          An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions, and subcommittees thereof supervise, investigate and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

          The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards, as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

          Classification of Insurers. The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation and Class 3 insurers subject to the next strictest regulation. As XLFA has been incorporated to conduct financial guaranty insurance and reinsurance, it has been registered as a Class 3 insurer in Bermuda and will be regulated as such under the Insurance Act.

          Principal Representative. An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative upon reaching the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to immediately notify the BMA and to make a report in writing to the BMA within 14 days setting out all the particulars of the case that are available to principal representative. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or other ratio.

          Cancellation of Insurer’s Registration. The BMA, on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or a belief on the part of the BMA that the insurer has not been carrying on business in accordance with sound insurance principles, may cancel an insurer’s registration.

          Independent Approved Auditor. Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer. These statements must be filed annually with the BMA. The independent auditor of the insurer must be approved by the BMA and may be the same person or firm that audits the insurer’s financial statements and reports for presentation to its shareholders.

          Loss Reserve Specialist. As a Class 3 insurer, XLFA is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss expense provisions. The loss reserve specialist will normally be a qualified casualty actuary and must be approved by the BMA.

          Annual Statutory Financial Statements. An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements, which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus, and notes thereto. The insurer is required to give detailed information and analysis regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with GAAP and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act, which may be prepared in accordance with GAAP. An insurer is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA or the Registrar of Companies.

          Annual Statutory Financial Return. XLFA is required to file with the BMA a statutory financial return no later than four months after its financial year end, unless specifically extended. The statutory financial return includes, among other things, a report of the approved independent auditor on the statutory financial statements of the insurer, a general business solvency certificate, the statutory financial statements themselves and the opinion of the loss reserve specialist. The principal representative and at least two directors of the insurer must sign the solvency certificate. The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer’s accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

          Minimum Solvency Margin and Restrictions on Dividends and Distributions. The Insurance Act provides that the statutory assets of an insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum solvency margin.

          XLFA is registered as a Class 3 insurer under the Insurance Act and, as such:

•	XLFA is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

	o	$1,000,000,

	o	20% of net premiums written up to $6,000,000 plus 15% of net premiums written over $6,000,000, and,

	o	15% of loss and other insurance reserves;

•

XLFA is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio, or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. If XLFA has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year;

•	XLFA is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements.

          Minimum Liquidity Ratio. The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable, and reinsurance balances receivable.

          There are certain categories of assets, which, unless specifically permitted by the BMA, do not qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates, and real estate and collateral loans.

          The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

          Supervision, investigation and intervention. The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer’s policyholders or potential policyholders. In order to verify or supplement information otherwise provided to the inspector, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer’s business.

          If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may direct the insurer: (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, and/or (7) to limit its premium income.

          Disclosure of Information. In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to the inspector. Further, the BMA has been given powers to assist other regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether co-operation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

          Bermuda Companies Act. Under the Companies Act, a Bermuda company may not declare and pay a dividend or make a distribution out of contributed surplus, defined under the Companies Act, if there are reasonable grounds for believing that such company is, and after the payment will be, unable to pay its liabilities as they become due or that the realizable value of such company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. The Companies Act also regulates and restricts the reduction and return of capital and paid-in share premium, including repurchase and redemption of shares, and imposes minimum issued and outstanding share capital requirements. In addition, XLFA has undertaken not to declare or grant dividends on its common shares without the prior written consent of each of S&P, Moody’s and Fitch until the earlier of December 31, 2006 and the date on which all of these rating agencies cease to provide a “AAA” rating to XLFA. In connection with the consummation of this offering, we expect that such undertaking will be terminated and XLFA will instead agree with certain of the rating agencies not to declare or grant dividends on its common shares without their prior written consent, other than to fund certain parent holding company expenses or certain parent debt service requirements. These undertakings do not, and will not, affect XLFA’s ability to declare or grant dividends on its Series B preferred shares.

          Certain other Bermuda law considerations. Although XLFA is incorporated in Bermuda, it is classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to its non-resident status, XLFA may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds, other than funds denominated in Bermuda dollars, inside and outside of Bermuda or to pay dividends to U.S. residents that are holders of our common shares.

          Under Bermuda law, “exempted” companies, meaning companies that are exempted from certain provisions of Bermuda law that stipulate that at least 60% of a particular company’s equity must be beneficially owned by Bermudians, are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an “exempted” company, XLFA may not, except pursuant to a license or consent granted by the Minister of Finance, participate in certain business or other transactions, including: (1) the acquisition or holding of land in Bermuda, except for land that is held by way of lease or tenancy agreement, is required for its business and is held for a term not exceeding 50 years, or that is used to provide accommodation or recreational facilities for XLFA’s officers and employees and held with the consent of the Bermuda Minister of Finance for a term not exceeding 21 years, (2) the taking of mortgages on land in Bermuda to secure a principal amount in excess of $50,000, unless the Minister of Finance consents to such higher amount, and (3) the carrying on of business of any kind or type for which XLFA is not duly licensed in Bermuda, except in certain limited circumstances, such as doing business with another exempted undertaking in furtherance of XLFA’s business carried on outside Bermuda.

          XLFA is not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation. Bermuda companies pay, as applicable, annual government fees, business fees, payroll tax and other taxes and duties. See “Certain Tax Considerations—Taxation of SCA and Subsidiaries—Bermuda.”

          Special considerations apply to our Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent resident certificates or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is granted or extended only if an employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the relevant position. The Bermuda government has announced a policy that places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed key employees. Currently, all of our Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government.

     United Kingdom

          General. Since December 1, 2001, the regulation of the financial services industry in the United Kingdom has been consolidated under the Financial Services Authority, which we refer to as “FSA UK.” In addition, the regulatory regime in the United Kingdom must comply with certain European Union, which we refer to as “EU,” directives binding on all EU member states.

          The FSA UK is the single statutory regulator responsible for regulating the financial services industry in the U.K., and has the authority to oversee the carrying on of “regulated activities” (including deposit taking, insurance and reinsurance, investment management and most other financial services), with the purpose of maintaining confidence in the U.K. financial system, providing public understanding of the system, securing the proper degree of protection for consumers and helping to reduce financial crime. It is a criminal offense for any person to carry on a regulated activity in the U.K. unless that person is authorized by the FSA UK and has been granted permission to carry on that regulated activity, or otherwise falls under an exemption to such regulation.

          The insurance business in the United Kingdom falls into two main categories: long-term insurance (which is primarily investment-related) and general insurance. It is not possible for an insurance company to be authorized in both long-term and general insurance business. These two categories are both divided into “classes” (for example: permanent health and pension fund management are two classes of long-term insurance; damage to property and motor vehicle liability are two classes of general insurance). Under the Financial Services and Markets Act 2000, which we refer to as “FSMA,” effecting or carrying out contracts of insurance, within a class of general or long-term insurance, by way of business in the U.K., constitutes a “regulated activity” requiring authorization. An authorized insurance company must have permission for each class of insurance business it intends to write.

          XLCA-UK has applied to the FSA UK for authorization to effect and carry out certain classes of non-life insurance, specifically: classes 14 (credit), 15 (surety ship) and 16 (miscellaneous financial loss). If granted, this scope of permission will be sufficient to enable XLCA-UK to effect and carry out financial guaranty insurance and reinsurance.

          XLCA-UK insurance business is subject to close supervision by the FSA UK. The FSA UK currently is seeking to strengthen its requirements for senior management arrangements, systems and controls of insurance and reinsurance companies under its jurisdiction and intends to place an increased emphasis on risk identification and management in relation to the prudential regulation of insurance and reinsurance business in the United Kingdom. There are a number of proposed changes to the FSA UK’s rules that will affect insurance and reinsurance companies authorized in the U.K. For example, the FSA UK currently is in consultation on a number of proposals, including the regulation of the sale of general insurance, insurance mediation, capital adequacy and proposals aimed at ensuring adequate diversification of an insurer’s or reinsurer’s exposures to any credit risks of its reinsurers. Changes in the scope of the FSA UK’s regulation may have an adverse impact on the potential business operations of XLCA-UK.

          Supervision. The FSA UK carries out the prudential supervision of insurance companies through a variety of methods, including the collection of information from statistical returns, review of accountants’ reports, visits to insurance companies and regular formal interviews.

          The FSA UK has adopted a risk-based approach to the supervision of insurance companies. Under this approach, the FSA UK periodically performs a formal risk assessment of insurance companies or groups carrying on business in the U.K. which varies in scope according to the risk profile of the insurer. The FSA UK performs its risk assessment by analyzing information which it receives during the normal course of its supervision, such as regular prudential returns on the financial position of the insurance company, or which it acquires through a series of meetings with senior management of the insurance company. After each risk assessment, the FSA UK will inform the insurer of its views on the insurer’s risk profile. This will include details of any remedial action that the FSA UK requires and the likely consequences if this action is not taken.

          Solvency Requirements. The Interim Prudential Sourcebook for Insurers requires that insurance companies maintain a margin of solvency at all times in respect of any general insurance undertaken by the insurance company, the calculation of which depends on the type and amount of insurance business a company writes. The method of calculation of the solvency margin is set out in the Interim Prudential Sourcebook for Insurers, and for these purposes, all of the insurer’s assets and liabilities are subject to specified valuation rules. Failure to maintain the required solvency margin is one of the grounds on which the wide powers of intervention conferred upon the FSA UK may be exercised.

          To the extent that the amount of premiums for such classes exceeds certain specified minimum thresholds, each insurance company writing property, credit and other specified categories of insurance or reinsurance business is required by the Interim Prudential Sourcebook for Insurers to maintain an equalization reserve for the financial years ending on or after December 23, 1996 calculated in accordance with the provisions of the Interim Prudential Sourcebook for Insurers.

          These solvency requirements have recently been amended in order to implement the EU’s “Solvency I” directives. These new rules came into effect on January 1, 2004.

          In addition, an insurer (other than a company conducting only reinsurance business) is required to perform and submit to the FSA UK a solvency margin calculation return in respect of its ultimate parent. This return is not part of an insurer’s own solvency return and hence will not be publicly available. Although there is no requirement that the parent solvency calculation show a positive result, the FSA UK is required to take action where it considers that the solvency of the insurance company is or may be jeopardized due to the group solvency position. Further, an insurer is required to report in its annual returns to the FSA UK all material related party transactions (for example, intragroup reinsurance, whose value is more than 5% of the insurer’s general insurance business amount). However, the FSA UK has published proposals for the implementation of the EU’s Financial Groups Directive, which includes a requirement for insurance groups to hold an amount of capital indicated in the calculation of the parent company’s solvency margin at the European Economic Area parent level for the financial years beginning in 2005. The purpose of these proposals is to prevent leveraging of capital arising from involvements in other group insurance firms. The FSA UK has stated that it will phase in these proposals. Given the current structure of the group of which XLCA-UK is a member, regulatory obligation does not apply to XLCA-UK’s parent, because it is incorporated in New York.

          Restrictions on Dividend Payments. U.K. company law prohibits XLCA-UK from declaring a dividend to its shareholders unless it has “profits available for distribution.” The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer’s ability to declare a dividend, the FSA UK requires the maintenance of each insurance company’s solvency margin within its jurisdiction. The FSA UK’s rules require XLCA-UK to notify the FSA UK of any proposed or actual payment of a dividend that is greater than forecast in the business plans submitted with their respective applications for authorization. Any such payment or proposal could result in regulatory intervention. In addition, the FSA UK requires authorized insurance companies to notify it in advance of any significant dividend payment.

          Reporting Requirements. U.K. insurance companies must prepare their financial statements under the Companies Act of 1985, as amended, which requires the filing with Companies House of audited financial statements and related reports. In addition, U.K. insurance companies are required to file regulatory returns with the FSA UK, which include a revenue account, a profit and loss account and a balance sheet in prescribed forms. Under the Interim Prudential Sourcebook for Insurers, audited regulatory returns must be filed with the FSA UK within two months and 15 days of the financial year end (or three months where the delivery of the return is made electronically).

          Supervision of Management. The FSA UK closely supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to perform certain specified “controlled functions” within a regulated entity must be approved by the FSA UK.

          Change of Control. FSMA regulates the acquisition of “control” of any U.K. insurance company authorized under FSMA. Any company or individual that (together with its or his or her associates) directly or indirectly acquires 10% or more of the shares in a U.K. authorized insurance company or its parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or its parent company, would be considered to have acquired “control” for the purposes of the relevant legislation, as would a person who had significant influence over the management of such authorized insurance company or its parent company by virtue of his or her shareholding or voting power in either.

          Under FSMA, any person proposing to acquire “control” of a U.K. authorized insurance company must give prior notification to the FSA UK of its intention to do so. The FSA UK then has three months to consider that person’s application to acquire “control.” In considering whether to approve such application, the FSA UK must be satisfied that the acquirer is a “fit and proper” person to have “control” and that the interests of consumers would not be threatened by such acquisition of “control.” “Consumers” in this context includes all persons who may use the services of the authorized insurance company. Failure to make the relevant prior application could result in action being taken by the FSA UK.

          Intervention and Enforcement. The FSA UK has extensive powers to intervene in the affairs of an authorized person, culminating in the ultimate sanction of the removal of authorization to carry on a regulated activity. FSMA imposes on the FSA UK statutory obligations to monitor compliance with the requirements imposed by FSMA, and to enforce the provisions of FSMA-related rules made by the FSA

UK. The FSA UK has power, among other things, to enforce and take disciplinary measures in respect of breaches of both the Interim Prudential Sourcebook for Insurers and breaches of the conduct of business rules generally applicable to authorized persons.

          The FSA UK also has the power to prosecute criminal offenses arising under FSMA, and to prosecute insider dealing under Part V of the Criminal Justice Act of 1993, and breaches of money laundering regulations. The FSA UK’s stated policy is to pursue criminal prosecution in all appropriate cases.

          “Passporting.” EU directives allow XLCA-UK to conduct business in EU states other than the United Kingdom in compliance with the scope of permission granted these companies by FSA UK without the necessity of additional licensing or authorization in other EU jurisdictions. This ability to operate in other jurisdictions of the EU on the basis of home state authorization and supervision is sometimes referred to as “passporting.” Insurers may operate outside their home member state either on a “services” basis or on an “establishment” basis. Operating on a “services” basis means that a company conducts permitted businesses in the host state without having a physical presence there, while operating on an establishment basis means that a company has a branch or physical presence in the host state. In both cases, a company remains subject to regulation by its home regulator, and not by local regulatory authorities, although such company nonetheless may have to comply with certain local rules. In addition to EU member states, Norway, Iceland and Liechtenstein (members of the broader European Economic Area) are jurisdictions in which this passporting framework applies. XLCA-UK intends to operate on a passport basis throughout the EU.

          Fees and Levies. XLCA-UK is subject to FSA UK fees and levies based on XLCA-UK’s gross premiums written. The FSA UK also requires authorized insurers to participate in an investors’ protection fund, known as the Financial Services Compensation Scheme, which we refer to as the “FSCS.” The FSCS was established to compensate consumers of financial services, including the buyers of insurance, against failures in the financial services industry. Individual policyholders and small businesses may be compensated by the FSCS when an authorized insurer is unable, or likely to be unable, to satisfy policyholder claims. XLCA-UK has not and does not expect to write any insurance business that is protected by the FSCS.

Properties

          We and our subsidiaries currently lease office space in Bermuda; New York; Stamford, Connecticut; Walnut Creek, California; London; Madrid and Singapore.

Employees

          As of April 1, 2006, we had approximately 160 employees. None of our employees is subject to a collective bargaining agreement.

Legal Proceedings

          In the ordinary course of business, we may become subject to litigation or other legal proceedings. It is the opinion of management, based upon the information available, that the expected outcome of any outstanding litigation, individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or liquidity.

MANAGEMENT

Directors, Executive Officers and Key Employees

          The following table provides information regarding our directors, executive officers and key employees as of April 1, 2006:

Name	Age	Position(s)

Michael P. Esposito, Jr.	66	Director
Paul S. Giordano	43	President and Chief Executive Officer; Director
David P. Shea	51	Executive Vice President and Chief Financial Officer
Edward B. Hubbard	47	Executive Vice President—Financial Guaranty Insurance
Michael E. Rego	46	Executive Vice President—Financial Guaranty Reinsurance
Richard P. Heberton	48	Senior Managing Director and Chief Credit Officer of XLCA
Thomas W. Currie, CFA	46	Senior Vice President and Chief Risk Officer; Chief Underwriting Officer of XLFA

          Michael P. Esposito, Jr. has been a Director of SCA since its formation. Mr. Esposito has been Chairman of the Board of XL Capital since 1995 and a Director of XL Capital since 1986. Mr. Esposito served as Chairman of XLCA from March 2000 through February 2005. Mr. Esposito has served as Chairman and a director of Primus Guaranty Ltd. since March 2002. He has also served as a director of Annuity and Life Re (Holdings), Ltd. since 1998 and a director of Forest City Enterprises since 1995. Mr. Esposito was Co-Chairman of Inter-Atlantic Capital Partners, Inc. from April 1995 to December 2000. Mr. Esposito served as Chief Corporate Compliance, Control and Administrative Officer of The Chase Manhattan Corporation from 1991 to 1995, having previously served as that company’s Executive Vice President and Chief Financial Officer from 1987 to 1991.

          Paul S. Giordano has been President, Chief Executive Officer and a director of SCA since its formation and Chairman and Chief Executive Officer of XLCA since March 2005 and March 2006, respectively. Mr. Giordano has served as, and through the consummation of this offering will serve as, Executive Vice President and Chief Executive of Financial Products and Services Operations for XL Capital. Mr. Giordano previously served as General Counsel of XL Capital from January 1997 to November 2004. Mr. Giordano has also been a director of Primus Guaranty Ltd. since May 2005. Mr. Giordano was associated with Cleary, Gottlieb, Steen & Hamilton and Clifford Chance in New York and London prior to joining XL Capital.

          David P. Shea has been Executive Vice President and Chief Financial Officer of SCA since its formation. Since March 2003, Mr. Shea has served as, and through the consummation of this offering will serve as, Chief Financial & Administrative Officer of Financial Products and Services Operations for XL Capital. Prior to joining XL Capital, Mr. Shea held various senior management positions during his 17-year career at General Electric Company, most recently as Chief Financial Officer and Treasurer at Financial Guaranty Insurance Company from April 2001 to March 2003.

          Edward B. Hubbard has been Executive Vice President—Financial Guaranty Insurance of SCA since its formation. Mr. Hubbard has served as President and Chief Operating Officer of XLCA since June 2004 and previously served as Chief Financial Officer and Chief Administrative Officer of XLCA from February 2000 to June 2004. Prior to joining XLCA, Mr. Hubbard was a Managing Director at MBIA Insurance Corporation from February 1998 to February 2000. Mr. Hubbard worked in a variety of positions, including Senior Vice President and Treasurer, at Capital Markets Assurance Corporation from April 1990 to February 1998, when MBIA Inc. acquired Capital Markets Assurance Corporation.

          Michael E. Rego has been Executive Vice President—Financial Guaranty Reinsurance of SCA since its formation. Mr. Rego has served as Executive Vice President and Chief Operating Officer of

XLFA since July 2004 and previously served as Chief Operating Officer of XLCA-UK from May 2002 to July 2004 and as Vice President of XLI from December 1997 to July 2000. Prior to joining XLI, Mr. Rego worked at the Bank of Bermuda Ltd from September 1982 to November 1997.

          Richard P. Heberton has been Senior Managing Director and Chief Credit Officer of XLCA since April 2005. Mr. Heberton previously served as Head of Surveillance of XLCA from February 2000 to April 2005. Prior to joining XLCA, Mr. Heberton was a director and a manager in the Insured Portfolio Management department at MBIA Insurance Corporation.

          Thomas W. Currie, CFA has been Senior Vice President and Chief Risk Officer of SCA since its formation. Mr. Currie has served as Chief Underwriting Officer of XLFA since February 2002. Prior to joining XLFA, Mr. Currie was a structured finance bond analyst in the new assets group at Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

Board of Directors

          Upon completion of this offering, our Board of Directors will consist of 9 persons and will be divided into three classes.

          Class I of our Board of Directors, whose term will expire at our annual general meeting in 2007, will consist of      . Class II of our Board of Directors, whose term will expire at our annual general meeting in 2008, will consist of      . Class III of our Board of Directors, whose term will expire at our annual general meeting in 2008, will consist of      . Because more than 50% of the voting power of our company is held by XL Capital, we qualify as a “controlled company” under the rules of the New York Stock Exchange, which we refer to as the “NYSE.” As a controlled company, we may choose to exempt ourselves from the rules of the NYSE that require that a majority of the directors comprising our Board of Directors, and all of the directors comprising our nominating and governance committee and compensation committee, be independent within the meaning of the rules of the NYSE. However, we intend only to take advantage of such exemption with respect to the membership of our compensation committee and, consequently, a majority of the directors comprising our Board of Directors and all of the directors comprising our nominating and governance committee are expected to be independent within the meaning of the rules of the NYSE.

     Board Committees

          Effective upon consummation of this offering, we expect to have an audit committee, a compensation committee, a nominating and governance committee and a finance and risk oversight committee. The audit committee and the nominating and governance committee will consist exclusively of members who qualify as independent directors under the applicable requirements of the NYSE. In addition, a majority of the members of the compensation committee will be independent directors, as we intend to take advantage of the controlled company exemption afforded to us under the rules of the NYSE to exempt us from the requirement that all of the directors comprising our compensation committee be independent within the meaning of the rules of the NYSE.

          Audit Committee. The audit committee will be established to assist the Board of Directors in its oversight of the integrity of our financial statements, the independent auditors’ qualifications, independence and performance, the performance of our internal audit function and our compliance with legal and regulatory requirements. Each proposed member of the audit committee will be “independent” within the meaning of the rules of the NYSE. At least one proposed member of the audit committee will have the attributes of an “audit committee financial expert” as defined by the SEC.

          The duties and responsibilities of the audit committee will be set forth in the committee’s charter, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part, and will include:

•	Overseeing the appointment, compensation and retention of the independent auditors;

•	Overseeing the work of the independent auditors in preparing or issuing an audit report or performing other audit, review or attestation services for us;

•	Pre-approving all audit and permitted non-audit services (including the fees and the terms thereof) to be performed by the independent auditors;

•	Resolving any disagreements between management and the independent auditors regarding financial reporting;

•	Meeting periodically with management (including the chief executive officer and chief financial officer), the internal auditors and the independent auditors in separate executive sessions;

•	Discussing our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;

•	Reviewing our disclosure controls and procedures and internal control over financial reporting;

•

Reviewing and discussing with management and the independent auditors our annual audited and quarterly financial statements, including our specific disclosures made under “management’s discussion and analysis of financial condition and results of operations;”

•

Reviewing and discussing with management the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma,” or “adjusted” non-GAAP, information), as well as any financial information and earnings guidance provided to analysts and rating agencies;

•

Reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls, and any steps adopted in light of material control deficiencies; and

•

Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

          Compensation Committee. The compensation committee will be established to discharge the board’s responsibilities relating to compensation of our executive officers. A majority of the proposed members of the compensation committee will be “independent” within the meaning of the rules of the NYSE, as we intend to take advantage of the controlled company exemption afforded to us under the rules of the NYSE to exempt us from the requirement that all of the directors comprising our compensation committee be independent within the meaning of the rules of the NYSE.

          The duties and responsibilities of the compensation committee will be set forth in the committee’s charter, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part, and will include:

•

Reviewing our compensation structure and strategy to ensure that executive officers are rewarded in a manner consistent with such strategy, internal equity considerations, competitive practices, applicable legal and regulatory requirements and their contributions to our growth, financial and operating performance;

•

Reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and the other executive officers and evaluating the performance of our chief executive officer and the other executive officers in light of these goals and objectives;

•

Recommending to the Board of Directors the amount and manner of payment of cash compensation for non-employee members of the Board of Directors, the terms and awards of any stock-based compensation or other programs for such members of the Board of Directors and the terms on which any such compensation may be deferred;

•

Reviewing and making recommendations to the Board of Directors with respect to our incentive compensation plans and equity-based plans, subject, where required, to shareholder approval, and administering such plans;

•	Approving grants of stock or stock options to individuals eligible for such grants;

•	Reviewing and monitoring our pension and retirement plans; and

•	Reviewing and monitoring stock ownership guidelines.

          Finance and Risk Oversight Committee. The Finance and Risk Oversight Committee will be established, among other things, to:

•

establish and recommend to the Board of Directors financial policies for us, including, but not limited to, those relating to asset-liability structure, collateral usage and leverage, capital planning and allocation, dividend policy and declarations, all significant acquisitions, major new business initiatives and overall investment policy; and

•

review our underwriting process, controls and compliance with underwriting and risk management, including our overall portfolio of risk and management’s processes for monitoring and controlling such exposures, market risk, interest rate risk, investment risk, operational risk, liquidity risk, reputation risk and other risks, and review developments and issues with respect to reserves and surveillance of closely monitored credits.

          Nominating and Governance Committee. The nominating and governance committee will be established by the board to assist the board in (1) identifying individuals qualified to become board members, and recommending individuals that the Board of Directors select as director nominees to be considered for election at the next annual general meeting of shareholders or to fill vacancies; and (2) developing and recommending to the board appropriate corporate governance guidelines. Each proposed member of the nominating and governance committee will be “independent” within the meaning of the rules of the NYSE.

          The duties and responsibilities of the nominating and governance committee will be set forth in the committee’s charter, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part, and will include:

•

Identifying individuals qualified to serve on the Board of Directors and making recommendations of nominee directors to the Board of Directors in accordance with the criteria set forth in our Corporate Governance Guidelines;

•

Identifying and recommending members of the Board of Directors to serve on each board committee or to serve as chairman thereof and recommending to the Board of Directors removal of members of the board committees as it determines necessary or appropriate;

•	Developing Corporate Governance Guidelines, reviewing such guidelines and recommending such guidelines or revisions of such guidelines to the Board of Directors;

•	Reviewing the charters of the committees of the Board of Directors, including its own, and, as it determines necessary or appropriate, recommending changes in such charters to the Board of Directors;

•	Overseeing the annual evaluation by the Board of Directors of itself and its committees;

•	Overseeing the evaluation of management generally; and

•

Assisting the Board of Directors in making determinations with respect to director independence in accordance with the laws, rules and regulations of the NYSE and all other applicable laws, rules and regulations.

See “Certain Relationships and Related Party Transactions—Relationship with XL Capital and Its Affiliates—Ongoing Relationship—Transition Agreement” for a description of the rights of XL Capital to nominate persons for director.

     Director Compensation

          Each non-employee director will receive an annual retainer of $30,000, plus $1,250 per meeting, including informational meetings. The Chairman of the Audit Committee is expected to receive an annual fee of $7,500 and each of the Chairmen of the Compensation Committee and the Nominating and Governance Committee are expected to receive an annual fee of $4,000. Each non-employee director is expected to receive an initial grant of 25,000 options to purchase common shares upon his or her initial appointment to the board, priced at the fair market value on the date of grant. An annual grant of 2,500 options to purchase common shares is expected to be made to each non-employee director after the initial grant if they remain on the Board. All option grants are expected to vest ratably over three years. Directors who are employed by us are not expected to receive compensation for their services as directors. We will reimburse all directors for their reasonable travel and related expenses in connection with attending board and committee meetings.

Executive Compensation

          The following table sets forth the compensation earned during the years indicated by our Chief Executive Officer and our next four most highly compensated executive officers as of December 31, 2005. All information set forth in this table reflects compensation earned by the named individuals for services with XL Capital and its subsidiaries. All restricted stock awards are awards of XL Capital’s Class A Ordinary Shares, which we refer to as “XL Capital Shares.” All options are options to purchase XL Capital Shares.

          Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards

Name and Principal Position	Year	Salary (1)	Bonus	Other Annual Compensation (2)	Restricted Stock Awards(3)	Securities Underlying Options(4)	All Other Compensation (5)

Paul S. Giordano	2005	$550,000	$275,000	$430,875	—	75,000	$185,250
President and Chief	2004	$525,000	$650,000	$207,467	$754,800	80,000	$82,500
Executive Officer	2003	$437,500	$300,000	$198,750	$925,200	50,000	$93,750

David P. Shea	2005	$337,500	$400,000	—	—	—	$57,338
Executive Vice President	2004	$300,000	$300,000	—	$377,400	20,000	$27,625
and Chief Financial Officer	2003	$236,539	$250,000	—	$254,430	17,000	$7,875

Edward B. Hubbard	2005	$336,250	$400,000	—	—	—	$63,961
Executive Vice President—	2004	$306,667	$325,000	—	$301,920	15,000	$57,467
Financial Guaranty	2003	$275,000	$300,000	—	$231,300	16,000	$52,940
Insurance

Michael E. Rego	2005	$259,375	$175,000	$25,330	—	—	$39,938
Executive Vice President—	2004	$224,504	$140,000	$425,577	$301,920	7,500	$12,500
Financial Guaranty	2003	$440,555	$185,000	$712,344	$115,650	—	$18,588
Reinsurance

Richard P. Heberton	2005	$260,944	$360,000	—	—	—	$43,424
Senior Managing Director	2004	$234,000	$180,000	—	$275,502	—	$45,020
and Chief Credit Officer of XLCA	2003	$220,000	$260,000	—	$92,520	7,700	$35,781

(1)	The numbers presented represent earned salary.

(2)

Mr. Giordano received $288,328 for housing expenses in 2005 and $180,000 in each of the fiscal years 2004 and 2003. The other annual compensation figure for Mr. Giordano also includes a relocation allowance of $92,701 for 2005. The other annual compensation figure for Mr. Rego includes $518,373 and $340,752 in tax gross-up paid in 2003 and 2004, respectively, in connection with Mr. Rego’s expatriate assignment, $150,000 and $76,125 for a housing allowance paid in 2003 and 2004, respectively, in connection with such assignment and a mortgage interest subsidy of $16,630 for 2005.

(3)

Messrs. Giordano, Shea, Hubbard, Rego and Heberton were granted 10,000, 5,000, 4,000, 4,000 and 3,650 shares of restricted stock respectively, in 2005 for 2004. Messrs. Giordano, Shea, Hubbard, Rego and Heberton were granted 12,000, 3,300, 3,000, 1,500 and 1,200 shares of restricted stock, respectively, in 2004 for 2003. Each of these restricted stock grants vests 25% annually over four years from the date of grant. However, the vesting of the 2005 and 2004 grants is also subject to achievement of certain performance targets. As of December 31, 2005, Messrs. Giordano, Shea, Hubbard, Rego and Heberton held 24,000, 8,475, 7,000, 6,250 and 4,900 unvested shares of restricted stock, respectively, having a fair market value of $1,612,080, $569,266, $470,190, $419,813 and $329,133, respectively. Dividends will be paid by XL Capital on the unvested restricted stock if, and to the extent, paid on XL Capital Shares generally.

(4)

Represents options granted in respect of the fiscal year indicated, except for Mr. Giordano, who received 75,000 options in 2005 as part of his employment contract with XL Capital entered into in 2005.

(5)	All other compensation relates to contributions to XL Capital’s Pension Plans.

Option Grants In Last Fiscal Year

          The following table presents information concerning stock options granted to the named individuals during the year ended December 31, 2005. All options are options to purchase XL Capital Shares.

Name	Number of Securities Underlying Options Granted (1)		% of Total Options Granted to XL Capital Employees in Fiscal Year	Exercise or Base Price (per common share) (2)	Expiration Date	Grant Date Present Value (3)

Paul S. Giordano	78,676		8.3%	$75.48	March 4, 2015	$1,342,213
	1,324	(5)		$75.48	March 4, 2015	$22,587
	73,684	(4)		$75.95	January 5, 2015	$1,264,417
	1,316	(4)(5)		$75.95	January 5, 2015	$22,583

David P. Shea	20,000		1.1%	$75.48	March 4, 2015	$341,200

Edward B. Hubbard	15,000		0.8%	$75.48	March 4, 2015	$255,900

Michael E. Rego	7,500		0.4%	$75.48	March 4, 2015	$127,950

Richard P. Heberton	—		—	—	—	—

(1)	All options were granted under XL Capital’s 1991 Performance Incentive Plan.

(2)	Market price at the date of grant.

(3)

The fair value of each option grant based on the date of value using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield—2.6%; risk-free interest rate—4.00%; expected volatility—25.00%; and expected life—5.5 years.

(4)	Mr. Giordano received 75,000 options as part of his employment contract with XL Capital entered into in 2005.

(5)	Represents Incentive Stock Options granted under XL Capital’s 1991 Performance Incentive Plan.

     Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

          The following table presents information concerning the number of unexercised stock options outstanding as of December 31, 2005, and the value of any unexercised in-the-money stock options outstanding at such time, held by the named individual. All of the options are options to purchase XL Capital Shares.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

Paul S. Giordano	—	$—	252,500 / 212,500	$1,259,303 / $0

David P. Shea	—	$—	6,750 / 35,250	$0 / $0

Edward B. Hubbard	—	$—	40,500 / 35,000	$0 / $0

Michael E. Rego	—	$—	22,000 / 7,500	$104,540 / $0

Richard P. Heberton	—	$—	22,875 / 9,525	$77,216 / $0

          So long as XL Capital continues to own at least 20% of our shares, the options will continue to vest and remain exercisable so long as the executives remain in our employ.

     Long-Term Incentive Plans

          The following table presents information concerning long-term incentive plan awards, which we refer to as “LTIP,” to the named individuals during the year ended December 31, 2005. All of the awards were made under XL Capital’s 2005 Long-Term Incentive Plan.

	Number of Shares, Units or Other Rights(1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts under Non-Stock Price- Based Plans

Name			Threshold	Target	Maximum

Paul S. Giordano	N/A	January 1, 2005 — January 1, 2007	$50,000	$100,000	$200,000

David P. Shea	N/A	January 1, 2005 — January 1, 2007	$50,000	$100,000	$200,000

Edward B. Hubbard	N/A	January 1, 2005 — January 1, 2007	$50,000	$100,000	$200,000

Michael E. Rego	N/A	January 1, 2005 — January 1, 2007	$50,000	$100,000	$200,000

Richard P. Heberton	—	—	—	—	—

(1)	All payouts will be made in cash.

Treatment of Outstanding XL Capital Equity Awards for Our Employees

          We and XL Capital have agreed with Mr. Giordano that, in connection with this offering, he will surrender all unvested options, restricted stock and LTIP awards granted to him under XL Capital’s plans. In return, he will receive a mixture of options, restricted shares and LTIP awards from us.

          It is currently anticipated that, in connection with (or shortly after) the consummation of this offering: (i) employees who currently hold XL Capital options will be allowed to surrender their unvested options on or before the consummation of this offering in return for an LTIP award from us; (ii) employees who currently hold XL Capital restricted shares will be allowed to surrender their unvested shares on or before the consummation of this offering in return for either a restricted share award or an LTIP award from us, at our discretion and (iii) employees who currently hold XL Capital deferred cash awards or LTIP awards will be allowed to surrender their unvested awards on or before the consummation of this offering in return for an LTIP award from us.

Employment Agreements of Named Executive Officers

          We expect that, at or shortly after the consummation of this offering, we will enter into employment agreements with Mr. Giordano and certain members of the executive management team.

2006 Long-Term Incentive and Share Award Plan

          The Board of Directors is expected to adopt, prior to the consummation of this offering, the 2006 Long-Term Incentive and Share Award Plan, which we refer to as the “Plan.” The Plan will provide for the grant to eligible employees, consultants and directors of stock options, share appreciation rights, which we refer to as “SARs,” restricted shares, restricted share units, performance shares, performance units, dividend equivalents, and other share-based awards, which we refer to as the “Awards.” An aggregate of           common shares has been reserved for issuance under the Plan, subject to anti-dilution adjustments in the event of certain changes in our capital structure. Shares issued pursuant to the Plan will be either authorized but unissued shares or treasury shares.

          The Plan will be administered by the Compensation Committee or such other Board committee (or the entire Board) as may be designated by the Board, which we refer to as the “Committee.” The Committee will determine which eligible employees, consultants and directors receive Awards, the types of Awards to be received and the terms and conditions thereof. However, the exercise price of options and SARs will not be less than the fair market value of the shares on the date of grant, and the term will not be longer than ten years from the date of grant.

          In the event of a change in control (as defined in the Plan), all Awards granted under the Plan then outstanding but not then exercisable (or subject to restrictions) shall become immediately exercisable, all restrictions shall lapse, and any performance criteria shall be deemed satisfied, unless otherwise provided in the applicable Award agreement.

2006 Annual Incentive Plan

          The Board of Directors is expected to adopt, prior to the consummation of this offering, the 2006 Annual Incentive Plan, which we refer to as the “AIP Plan.” The Plan will provide for incentive awards that are contingent on attainment of specified performance goals, and it is intended that compensation payable under the plan will be exempt from the limit on tax-deductibility under section 162(m) of the Internal Revenue Code.

          The Plan will be administered by the Committee. The Committee will determine the amount of funding to be awarded and the terms and conditions thereof.

Benefits, Qualified and Non-Qualified Retirement/Welfare Plans

          We anticipate that we will offer our employees market competitive benefit plans to include health, welfare and qualified and non-qualified (offered to a select group of management) retirement plans, and that such plans will be administered in compliance with applicable law.

PRINCIPAL AND SELLING SHAREHOLDER

          Prior to the consummation of this offering, XL Capital owned 100% of our common shares and 100% of the common shares of XLFA and the common stock of XLCA. After the consummation of the transactions described under “Formation Transactions” and the completion of this offering, XL Capital (through XLI) will beneficially own       of our common shares, or approximately 65% of our outstanding common shares (      common shares, or approximately      % of our outstanding common shares if the underwriters’ option to purchase additional common shares from XLI is exercised in full). See “Risk Factors— Risks Related to Our Historical Ownership by XL Capital As Well As Our Post-Offering Relationships with XL Capital—After this offering, XL Capital will retain the ability to exert significant influence over us.”

          XL Capital is a Cayman Islands company, which, through its operating subsidiaries, is a leading provider of insurance and reinsurance coverages and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. XL Capital also provides structured financial and alternative risk transfer products through its financial solutions operations and has a significant equity ownership interest in Primus Guaranty Ltd., a Bermuda company, which, through its subsidiaries, is a triple-A-rated seller of credit default swaps with respect to both corporate and sovereign entities. As of December 31, 2005, XL Capital had consolidated total assets of approximately $58.4 billion and consolidated shareholders’ equity of approximately $8.5 billion. Both XL Capital and Primus Guaranty Ltd. are subject to the informational reporting requirements of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with XL Capital and its Affiliates

          Affiliates of XL Capital have provided significant administrative, tax and investment management services to us. In addition, we have ceded and assumed, and will continue to cede and assume, reinsurance to and from affiliates of XL Capital and FSA. We have issued guaranties in respect of certain obligations of affiliates of XL Capital, and affiliates of XL Capital have guarantied certain of our obligations. In the past, we have received significant capital contributions from XL Capital, and certain of our officers were members of management of XL Capital. See “Risk Factors— Risks Related to Our Historical Ownership by XL Capital As Well As Our Post-Offering Relationships with XL Capital—After this offering, XL Capital will retain the ability to exert significant influence over us.”

     Agreements That Will Terminate Effective upon Consummation of This Offering

          Services Agreements. XL Capital historically has provided a variety of support services for our businesses, and we have reimbursed XL Capital for the costs of providing these services to us. These services agreements will be terminated in connection with the consummation of this offering. These services include information technology services, reinsurance services, actuarial services, finance department services, internal audit services and human resources services, as well as certain general services, including those categorized into the following expense groups: advertising, boards, bureaus and association, surveys and underwriting expenses, professional fees, total compensation, travel and expense, insurance, rent and rent items, equipment, printing and stationery, postage, telephone and telegraph exchange and express mail, legal and auditing, license fees and taxes, actuarial and accounting, administrative and managerial, data processing, claims, regulatory compliance and miscellaneous. Our total expenses for these services were $62.4 million, $69.1 million and $51.1 million for the years ended December 2005, 2004 and 2003, respectively.

          Investment Management Agreements. An affiliate of XL Capital, XLIM, has historically provided our subsidiaries XLCA and XLFA with certain investment management and related services. Each of XLCA and XLFA has paid to XLIM a fee under their respective investment management agreements in an amount equal to 0.06% of the market value of the total assets under management. Our total expenses for these services were $0.8 million and $0.4 million for the years ended December 2005 and 2004, respectively.

          The services that XLCA and XLFA have received from XLIM include:

•	Investment management, financial advisory and related administrative services, subject to the policies and guidelines of XLCA or XLFA, as applicable;

•	The appointment and termination of investment managers, agents and subcontractors on behalf of XLCA or XLFA, as applicable; and

•

Payment of fees and amounts owed by XLCA or XLFA to investment managers retained with respect to each XLCA or XLFA portfolio out of the funds or the proceeds of the liquidation of securities in each XLCA or XLFA portfolio, as applicable.

          The investment agreements between XLCA and XLIM and between XLFA and XLIM will be terminated in connection with the consummation of this offering.

          Tax Sharing Agreement. Effective April 1, 2004, XLCA entered into a Fifth Amended Tax Sharing and Payment Agreement with X.L. America, Inc., which we refer to as “XL America,” and certain wholly-owned U.S. subsidiaries of XL Capital. Pursuant to this agreement, XL America files consolidated federal income tax returns on behalf of the affiliated group of corporations of which XL America is the common parent. Each member of the affiliated group is allocated a portion of the actual consolidated tax liability of the affiliated group based on the ratio that such member’s estimated tax liability (as if computed on a separate return) bears to the aggregate estimated tax liabilities of all members (as if computed on separate returns). To the extent that the estimated tax liability of any member (as if computed on a separate return) exceeds the portion of the actual consolidated tax liability of the affiliated group that is allocated to such member, such member is allocated an additional amount equal to the amount of such excess, which amount is credited to the members that had items to which such difference is attributable. In addition, if the estimated tax liability for any member (as if computed on a separate return) reflects any credits that may be carried back to a prior year for which a consolidated federal income tax return was filed, the amounts payable for such prior year by such member will be redetermined and XL America will pay to such member the amount by which the net amount payable for such prior year by such member is reduced as a result of such redetermination. Pursuant to the New York Addendum, effective April 1, 2004, to this agreement, which XLCA entered into with XL America and certain wholly-owned New York subsidiaries of XL Capital, the obligation of XL America to pay any amounts to XLCA and such New York subsidiaries because of a prior year redetermination must be secured by an irrevocable letter of credit. This agreement will terminate if the affiliated group ceases or is terminated for any reasons whatsoever, or XL America fails to file a consolidated federal tax return on behalf of the affiliated group, or the parties agree in writing to such termination. Also, in the event that an entity ceases to be included in the affiliated group, such entity and XL America will furnish to each other such information as required to prepare accurately (i) the consolidated return for the last taxable year in which such entity had been included in the affiliated group, (ii) the federal income tax returns for all taxable years thereafter of such entity and XL America, respectively, in which the tax liability of either may be affected by their former affiliation, and (iii) any consolidated return, including information necessary to determine any tax liability payable with respect to such return, to the extent that such determination is based upon the operations of such entity. In connection with the consummation of this offering, XLCA will leave the XL America consolidated tax group and, with respect to post-consolidation periods, will no longer be a party to this agreement.

          Surplus Maintenance Agreement. Effective February 20, 2004, XLCA entered into an Amended and Restated Surplus Maintenance Agreement with XL RE AM. Pursuant to this agreement, XL RE AM agreed to financially support XLCA as permitted under Sections 1408(a) and 1409(a) of the New York State Insurance Law to enable XLCA to maintain surplus as regards policyholders of at least $75.0 million. This agreement will terminate automatically on February 20, 2007. This agreement will be terminated in connection with the consummation of this offering.

          Reinsurance Transactions. Aggregate amounts related to reinsurance ceded to affiliates of XL Capital are reflected in the tables below:

	For the year ended December 31,

(in millions)	2005	2004	2003

Written premiums	$23.8	$(10.1)	$53.4
Earned premiums	16.9	51.4	28.7
Losses and loss adjustment expenses incurred	7.8	50.0	3.8
Profit commission expenses	4.9	8.4	7.6

	As of December 31,

(in millions)	2005	2004	2003

Prepaid reinsurance premiums	$40.5	$33.5	$95.0
Reinsurance recoverable on ceded losses	64.5	58.2	8.4

          See “—Ongoing Reinsurance Transactions” below for a description of reinsurance arrangements between us and XL Capital that were in existence prior to this offering and will continue in effect after the offering.

          Retrocession Agreement. Effective December 31, 1999, XLFA entered into a Facultative Quota Share Reinsurance Treaty with XLI, which treaty XLFA and XLI amended by endorsement effective January 1, 2000. Pursuant to this treaty, XLI may propose to cede to XLFA risk in respect of a particular policy issued by XLI, which cession XLFA may accept or reject in its sole discretion. Cessions accepted by XLFA under this treaty are evidenced by a reinsurance memorandum and effected by way of quota share reinsurance unless otherwise agreed by the parties. Unless otherwise specified in the reinsurance memorandum relating to a particular cession under this treaty, XLFA will assume the designated portion or amount of principal or other obligation insured under the relevant ceded policy, any interest or premium on such amount assumed and a pro rata share of loss expenses paid. XLFA pays to XLI a ceding commission in an amount equal to 12% of the gross premiums written with respect to a policy ceded under this treaty, unless otherwise specified in the applicable reinsurance memorandum. This treaty will remain in effect until terminated by either party on 90 days prior notice. Either party also may immediately terminate this treaty at any time, upon written notice to the other party, should such other party at any time become insolvent, file a petition in bankruptcy, be the subject of a liquidation or rehabilitation proceeding, have a receiver appointed or be acquired or controlled by any other insurance company or organization. For the years ended December 31, 2005, 2004 and 2003, XLI ceded to XLFA $2.9 million, $3.8 million and $5.5 million, respectively, in total premiums, which includes $1.9 million, $2.5 million and $3.7 million, respectively, in credit default swap income, under this treaty. This treaty will be terminated as to new cessions in connection with the consummation of this offering.

          XLI Guaranty of the XLCA/XLFA Reinsurance Agreement. Effective May 1, 2004, XLI executed a Reinsurance Agreement Guaranty with respect to the XLCA/XLFA Reinsurance Agreement. Pursuant to this guaranty, XLI unconditionally and irrevocably guaranties to XLCA the full and complete payment of all of XLFA’s obligations under the XLCA/XLFA Reinsurance Agreement, including, without limitation, the payment of all amounts when due. Effective upon the consummation of this offering, this guaranty will be terminated with respect to all new cessions under the XLCA/XLFA Reinsurance Agreement, but will remain in effect with respect to past cessions under such agreement.

          Guaranty of XLCA Obligations by XLI. In the past, XLI has provided guaranties with respect to financial guaranties issued by XLCA in connection with certain transactions arranged by XLCA-UK. In these transactions, both XLCA-UK and XLCA provide a financial guaranty to a lender in respect of a particular loan; however, XLCA’s financial guaranty may not be enforced until XLCA-UK fails to make a guarantied payment or certain other events occur that could negatively affect the value of XLCA-UK’s guaranty. XLI guaranties unconditionally and irrevocably to such lender the full and complete payment by XLCA of each payment that XLCA is required to make to such lender, when and as required in accordance with the terms of XLCA’s financial guaranty (including, without limitation, interest required to be paid by XLCA in respect of any amount that is not paid by XLCA when due under XLCA’s financial guaranty). The structure of each of these transactions is such that XLCA does not have to pay a claim unless both the underlying transaction and XLCA-UK default, and XLI does not have to pay a claim unless XLCA also defaults. As of December 31, 2005, XLI’s aggregate net par outstanding relating to these transactions was $526.8 million.

          Guaranty of XLI Obligations by XLFA. In the past, XLFA has provided guaranties with respect to payment undertaking agreements entered into by XLI in connection with certain transactions. In these transactions, XLFA provides a guaranty to a client of XLI that requires a triple-A-rated guaranty in addition to the “AA-” or “Aa2”-rated guaranty provided by XLI. Each of these transactions has a “double trigger” structure, meaning that XLFA does not have to pay a claim unless both the underlying transaction and XLI defaults. For each of these transactions, XLFA has entered into a Reimbursement Agreement with XLI, pursuant to which XLI pays XLFA a fee for providing XLFA’s guaranty. XLI’s obligations to XLFA under each Reimbursement Agreement are secured under a corresponding Charge Agreement wherein XLI grants XLFA a security interest in a portion of the payments received by it from its client. As of December 31, 2005, XLFA’s aggregate net par outstanding relating to these transactions was $531 million.

          XLI Guaranty of the FSA Master Facultative Agreement. Effective November 3, 1998, XLI executed a Reinsurance Agreement Guaranty with respect to the Master Facultative Reinsurance Agreement, as amended, between XLFA and FSA and certain of its subsidiaries and affiliates and XLFA, which we refer to as the “FSA Master Facultative Agreement.” Pursuant to this guaranty, XLI unconditionally and irrevocably guaranties to FSA the full and complete payment of all of XLFA’s obligations under the FSA Master Facultative Agreement, including, without limitation, the payment of all amounts when due. Effective upon the consummation of this offering, this guaranty will be terminated with respect to any new cessions under the FSA Master Facultative Agreement, but will remain in effect with respect to past cessions under such agreement.

     Ongoing Relationship

          Formation. XLCA and XLFA were formed in 1999 and 1998, respectively, and began providing financial guaranty reinsurance in 1998 and financial guaranty insurance in 2000. We were incorporated in Bermuda in March 2006 for the sole purpose of becoming the parent company of XLCA and XLFA and certain related companies.

          The following principal formation transactions will occur prior to or concurrently with this offering:

•	XL RE AM, a wholly-owned subsidiary of XL America, will sell its ownership interest in XLCA to XLI;

•

XL America will transfer its ownership interests in XLCA Admin LLC and XLCDS LLC to a new U.S. LLC holding company, which we refer to as “LLC Holdco,” and subsequently sell its ownership interests in LLC Holdco to XLI;

•	XLI will contribute its ownership interests in XLFA, XLCA and LLC Holdco to us in exchange for common shares;

•	We will form a new U.S. intermediate holding company, which we refer to as “Intermediate Holdco,” and contribute our ownership interests in XLCA and LLC Holdco to it;

•	Intermediate Holdco will form a new U.S. service company, which we refer to as “U.S. Servco;”

•	We will form a new Bermuda service company; and

•	XL America will contribute certain assets held by its subsidiary XL Financial Administrative Services Inc. to U.S. Servco.

          Ongoing Equity Ownership. Pursuant to our Bye-laws, common shares held by XL Capital or its consolidated subsidiaries or, in certain circumstances, up to three transferees thereof are not subject to voting restrictions contained in our Bye-laws that provide that if, and for so long as (and whenever), the common shares of a shareholder, including any votes conferred by “controlled shares” (as defined in our Bye-laws), would otherwise represent more than 9.5% of the aggregate voting power of all common shares entitled to vote on a matter, including an election of directors, the votes conferred by such shares will be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by our Bye-laws), the votes conferred by such shares represent 9.5% of the aggregate voting power of all common shares entitled to vote on such matter. However, as a result of limitations on XL Capital’s voting power contained in our Bye-laws, the votes conferred by the common shares owned by XL Capital and its consolidated subsidiaries will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to our shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter.

          Business Transfers. In connection with this offering, we will (i) be entering into arrangements with affiliates of XL Capital to provide us with protection with respect to adverse development with respect to certain transactions, for which protection we will pay a premium to an affiliate of XL Capital, (ii) transfer or re-assume certain financial guaranty business that was originally reinsured to, or written by, XLI principally due to single risk limits and rating agency capital adequacy requirements then applicable to us, which business totaled, at December 31, 2005, approximately $4.2 billion of net par outstanding and (iii) cancel our reinsurance of certain non-financial guaranty business ceded to us by XLI. Unless otherwise indicated, the financial information and data contained in this prospectus do not give effect to the foregoing arrangements.

          Transition Agreement. Effective upon consummation of this offering, we and XL Capital are entering into a transition agreement. The following are summaries of some of the important provisions of the transition agreement:

•

Until XL Capital’s ownership of our then-outstanding common shares is first reduced to 35% or less, XL Capital will have the right to nominate such number of nominees for director as would equal one nominee less than a majority of the nominees for director; such nominees will be allocated among the classes of our Board of Directors as follows: (i) two nominees to Class I, whose term will expire at our annual general meeting in 2007, (ii) one nominee to Class II, whose term will expire at our annual general meeting in 2008, and (iii) one nominee to Class III, whose term will expire at our annual general meeting in 2009;

•

XL Capital will vote its common shares, and will cause its subsidiaries to vote common shares held by them, to elect a majority of our Board of Directors that is both (i) “independent” (as defined in the corporate governance rules of the listing standards of the NYSE) and (ii) neither a director nor an officer of XL Capital or any of its subsidiaries;

•

Until XL Capital’s ownership of our then-outstanding common shares is first reduced to 35% or less, XL Capital will have certain rights to purchase additional common shares from us to maintain its then ownership percentage if we issue additional common shares or securities convertible into or exchangeable for common shares;

•

Until XL Capital’s ownership of our then-outstanding common shares is first reduced to 35% or less, we will maintain a Finance and Risk Oversight Committee, the majority of whose members will be appointed by those directors of our Board who have been nominated by XL Capital;

•

Until XL Capital’s ownership of our then-outstanding common shares is first reduced to 35% or less, we will remain subject to the XL Capital policies with respect to: Internal and External Accounting Policies, Practices and Procedures; Compliance, Ethics and Core Values; Code of Business Conduct & Ethics; Code of Ethics for XL Senior Financial Officers; Actuarial Policies and Procedures; and Disclosure Controls and Procedures; and

•

XLI will have registration rights pursuant to which XLI may require us to register under the Securities Act all or any portion of the common shares that it holds after this offering, a so-called “demand registration,” or require us to include such common shares in any future registrations of our equity securities, whether or not such registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders, a so-called “piggyback registration.” XLI may assign its registration rights to any person that acquires such common shares and agrees to be bound by the relevant terms of the transition agreement. We will pay certain registration expenses and costs, except underwriting discounts, commissions or fees, in connection with any demand or piggyback registration.

          Master Services Agreements. Concurrently with the consummation of this offering, we will enter into a series of master services agreements with X.L. Global Services Inc., XL Services (Bermuda) Ltd and XL Services UK Limited, which we refer to, collectively, as “XL Services,” to provide, on a transitional basis, certain administrative and other support services to us, including actuarial services, facilities, finance department services, human resources, internal audit services, IT support, and other functions. We refer to these agreements, collectively, as the “Master Services Agreements.”

          The services provided under the Master Services Agreements will terminate on the second anniversary following the completion of this offering, unless earlier terminated by us by giving at least 90 days prior written notice to the provider of the service. In addition, in the event that XL Capital’s ownership of our then-outstanding common shares is reduced to 35% or less, XL Capital may terminate the Master Services Agreements upon 90 days notice to us.

          Other Service Agreements. In addition to the services that XL Capital has historically provided to us pursuant to the agreements described under “—Agreements that Will Terminate upon Consummation of This Offering—Services Agreements,” XL Capital has also provided to us certain transactional services, including identifying and analyzing business opportunities for XLCA with respect to certain products typically insured by XLCA, assisting in structuring and tailoring such products for actual or potential clients and insureds, marketing and promoting products and soliciting and receiving applications therefore and reporting promptly to XLCA all notices, service reports and other documents that XL Financial Products Ltd. receives directly of claims, incidents or other occurrences that may give rise to claims under any policies pursuant to a General Services Agreement between XLCA and XL Financial Products Ltd., a wholly-owned subsidiary of XL Capital, which will not be terminated in connection with the consummation of this offering. For the years ended December 31, 2005, 2004 and 2003, XLCA incurred expenses of $0.4 million, $0.5 million and $0.4 million, respectively, under this agreement. This agreement may be terminated by either party upon 60 days prior written notice. We expect to continue to receive services pursuant to this agreement after the consummation of this offering.

          In addition, concurrent with the consummation of this offering, we will enter into agreements with certain subsidiaries of XL Capital pursuant to which we will provide credit surveillance and other services to them. We expect that these agreements will terminate on the second anniversary following the completion of this offering, unless earlier terminated by such subsidiaries by giving at least 90 days prior written notice to us.

          Real Estate. On September 28, 2001, XLCA and 1221 Avenue Holdings LLC entered into a lease agreement for certain office space totaling 92,600 square feet at 1221 Avenue of Americas in New York City. The master lease expires on July 31, 2022. XLCA has entered into various subleases with respect to portions of this property with certain XL Capital affiliates. Upon completion of this offering, XLCA will enter into a service agreement to provide facilities management services for each of the subleases. This agreement will expire on the second anniversary of the completion of this offering.

          Tax Indemnity Agreement. In connection with this offering, we and XL Capital will enter into a tax indemnity agreement. Pursuant to the tax indemnity agreement, XL Capital will generally be responsible for any tax liabilities that we may have or be assessed for periods (or portions thereof) ending on or before the date of this offering in excess of any liability accrued or reserved therefor reflected on our balance sheet included herein, and we generally will be responsible for any tax liabilities for periods (or portions thereof) beginning after that date, or that have been so accrued or reflected.

          Ownership of XL Capital Shares by Our Directors and Executive Officers. The following table sets forth certain information with respect to the beneficial ownership as of March 1, 2006 of XL Capital Shares by each of our directors and named executive officers, as well as all of our directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership

Name of and Address of Beneficial Owner	Number of XL Capital Shares	Exercisable Options (1)	Total	Percent of Class (2)

Michael P. Esposito, Jr.	216,189	341,239	557,428	*
Paul S. Giordano (3)	47,500	313,750	361,250	*
David P. Shea	9,690	17,250	26,940	*
Edward B. Hubbard	7,989	52,250	60,239	*
Michael E. Rego	7,850	23,875	31,725	*
Richard P. Heberton	2,203	26,675	28,878	*
Directors and executive officers as a group including those named above (7 persons)	295,783	777,039	1,072,822	*

*	Represents less than 1% of the outstanding XL Capital Shares.

(1)	XL Capital Shares underlying options that are exercisable within 60 Days of March 1, 2006.

(2)	Based on 179,559,424 total shares outstanding as of March 1, 2006.

(3)	See “Management—Treatment of Outstanding XL Capital Equity Awards for Our Employees.”

     Ongoing Reinsurance Transactions

          Facultative Quota Share Reinsurance Agreement. Effective August 17, 2001, XLFA entered into a Facultative Quota Share Reinsurance Treaty with XLI. Pursuant to this treaty, XLFA may propose to cede to XLI risk in respect of a particular policy issued by XLFA, which cession XLI may accept or reject in its sole discretion. Cessions accepted by XLI under this treaty are evidenced by a reinsurance memorandum and effected by way of quota share reinsurance unless otherwise agreed by the parties. Unless otherwise specified in the reinsurance memorandum relating to a particular cession under this treaty, XLI will assume the designated portion or amount of principal or other obligation insured under the relevant ceded policy, any interest or premium on such amount assumed and a pro rata share of loss expenses paid. XLI pays to XLFA a ceding commission in an amount equal to 30% of the gross premiums written with respect to a policy ceded under this treaty, unless otherwise specified in the applicable reinsurance memorandum. Either party may terminate this treaty on 90 days prior notice. Either party also may immediately terminate this treaty at any time, upon written notice to the other party, should such other party at any time become insolvent, file a petition in bankruptcy, be the subject of a liquidation or rehabilitation proceeding, have a receiver appointed or be acquired or controlled by any other insurance company or organization. In the event of termination of this treaty, XLI will continue to cover all risks ceded pursuant to this treaty prior to its termination. For the years ended December 31, 2005, 2004 and 2003, XLFA ceded to, or reassumed by, XLI $21.4 million, $(4.1) million and $48.9 million, respectively, in total premiums under this treaty. Effective upon consummation of this offering, we expect that XLFA and XLI will amend this treaty to provide that this treaty may be terminated immediately by XLI in the event that XL Capital’s ownership of our then-outstanding common shares is reduced to 35% or less.

          Excess of Loss Reinsurance Agreement. Effective October 1, 2001, XLFA entered into an Excess of Loss Reinsurance Agreement with XLI, which agreement XLFA and XLI amended by letter agreement effective November 9, 2004. Pursuant to this agreement, XLI indemnifies XLFA for losses paid by XLFA in an amount equal to the amount of such losses, net of recoveries and collectible reinsurance, that is in excess of 10% of the surplus of XLFA, up to an aggregate amount of $500.0 million over the term of the agreement. This agreement applies only to that portion of any loss that XLFA retains net of collectible third-party reinsurance. Additionally, XLFA is required to reduce any amounts due to XLFA from XLI under this agreement to the extent that prior losses for which XLFA has been previously reimbursed by XLI are subsequently reduced. Either party may terminate this agreement, upon 30 days prior notice to the other party, if XLFA receives written notice from Moody’s affirming that the financial strength rating of XLFA may be maintained without the benefit of this agreement. Either party also may terminate this agreement upon written notice to the other party and Moody’s should such other party become insolvent, file a petition in bankruptcy, be the subject of a liquidation, rehabilitation or similar proceeding, have a receiver appointed or be acquired or controlled by any other insurance company or organization. Effective upon consummation of this offering, we expect that XLFA and XLI will amend this agreement to (i) provide that this agreement may be terminated immediately by XLI in the event that XL Capital’s ownership of our then-outstanding common shares is reduced to 35% or less and (ii) modify the annual reinsurance premium payable to XLI to $500,000 (payable retroactively to November 2004) and permit XLI to thereafter, on an annual basis, subject to XLFA’s approval, adjust the annual reinsurance premium payable to it.

          Facultative Master Certificate. Effective November 1, 2002, XL RE AM issued a Facultative Master Certificate to XLCA. Pursuant to this certificate, XL RE AM agrees to automatically reinsure the amount of risk assumed by XLCA under a financial guaranty policy as is necessary for XLCA to comply with the single risk limitations set forth in Section 6904(d) of the New York State Insurance Law, provided, however, that XLCA may cede, and XL RE AM will reinsure, risk in excess of such amount to the extent that both parties agree to such a cession. This certificate requires that, as soon as reasonably practicable following XLCA’s issuance of a policy covered by this certificate, XLCA and XL RE AM execute a reinsurance certificate setting forth the specific terms of reinsurance with respect to such policy, including the share of the losses and loss adjustment expenses ceded to XL RE AM and whether such cession is to be made on a quota share or excess of loss basis. XLCA pays to XL RE AM the gross premium (including any additional premiums or return premiums) received by XLCA with respect to each policy reinsured under this certificate less the amount of any ceding commission allowed by XL RE AM. This certificate will remain in effect until terminated by either party on 90 days prior written notice. Also, XLCA has the right to terminate this certificate on 30 days prior written notice in the event that XL RE AM fails to maintain the minimum capital surplus requirements and any other solvency requirements as determined under the laws of XL RE AM’s domicile jurisdiction or XL RE AM is assigned a rating below “AA-” from S&P or below “Aa3” from Moody’s. In the event of termination of this certificate, XL RE AM will continue to cover all risks ceded pursuant to this agreement prior to its termination. For the years ended December 31, 2005, 2004 and 2003, XLCA ceded $2.4 million, $6.0 million and $4.5 million, respectively, in premiums under this certificate. Effective January 1, 2004, XLCA commuted all of the reinsurance ceded under this certificate through December 31, 2003. Effective upon consummation of this offering, we expect that XLCA and XL RE AM will amend this certificate to provide that (i) this certificate may be terminated immediately by XL RE AM in the event that XL Capital’s ownership of our then-outstanding common shares is reduced to 35% or less, (ii) cessions under this certificate will not be automatic but will require that XL RE AM agrees to each such cession and (iii) XLCA will have the right to terminate this certificate in the event that XL RE AM is assigned a rating below “A-” from S&P or below “Aa3” from Moody’s.

Relationship with Financial Security Assurance Holdings Ltd.

          FSA holds a preferred share investment in XLFA with a redemption value of $54.0 million at December 31, 2005. For a description thereof, see “Description of Share Capital—XLFA Series A Preferred Shares.” In addition to the treaties and agreements described below, XLFA remains subject to the terms and conditions of other treaties and agreements that govern policies ceded to XLFA by FSA between 1999 and 2005, as well as the terms and conditions of certain contracts of reinsurance between XLI and FSA that govern cessions made thereunder, which were subsequently assigned to XLFA by XLI. While no new business may be ceded under these other treaties and agreements, they will remain in-force until the earlier of termination by either party in accordance with the respective terms of such treaty or agreement or the maturity of the last underlying obligation related to such treaty or agreement.

     FSA Master Facultative Agreement

          Effective November 3, 1998, XLFA entered into a Master Facultative Reinsurance Agreement, as amended, with FSA and certain of its subsidiaries and affiliates. This agreement allows FSA, and certain of its subsidiaries and affiliates, to propose to cede a portion of a risk insured by it to XLFA, which risk XLFA may then accept or reject solely in XLFA’s discretion. This agreement will remain in effect until cancelled by either party on 90 days prior written notice. FSA has the right to immediately terminate this agreement at any time, upon written notice to XLFA, in the event of certain specified circumstances, including, but not limited to, FSA’s inability to obtain full financial credit for XLFA’s reinsurance in all applicable jurisdictions, XLFA’s failure to maintain certain surplus levels or a downgrade of XLFA’s insurer financial strength rating by S&P or Moody’s below “AA-” or “Aa3,” respectively, and XLFA’s corresponding inability to restore XLFA’s rating to such level within one month of the downgrade. FSA also may terminate this agreement, on 15 days prior written notice, if XLFA is acquired by or comes under the control of another entity. If an event occurs that permits FSA to terminate this agreement on less than 90 days prior written notice, FSA also has the option to require XLFA either to continue to cover all risks ceded pursuant to this agreement or to cease coverage of all such risks and pay to FSA an amount equal to XLFA’s share of the corresponding incurred loss and loss expenses and statutory unearned premiums as of the termination date, in which case, XLFA’s exposure to all risks ceded under this agreement will terminate. The ceding commission that XLFA pays FSA on the premiums ceded under this agreement is determined on a case-by-case basis. See “— Relationship with XL Capital and its Affiliates—Agreements That Will Terminate Effective upon Consummation of This Offering—XLI Guaranty of the FSA Master Facultative Agreement.”

     Project Finance Layered Loss Treaty

          Effective January 1, 2006, XLFA entered into an Interests and Liabilities Contract with FSA, and certain of its subsidiaries and affiliates, relating to a Layered Loss Reinsurance Treaty for Project Finance Transactions. The treaty provides for the reinsurance of certain policies issued by FSA, and certain of its subsidiaries and affiliates, that insure the timely payment of the principal of and interest on securities and obligations that provide financing or re-financing for a governmental or public purpose infrastructure project located in the United States, Canada, a member country of the EU, Japan, Singapore, South Korea, Australia or New Zealand. Types of covered projects include: governmental buildings, transportation projects and facilities, health care facilities and equipment, utility project and facilities, education facilities and equipment and housing projects. This treaty allows FSA, and certain of its subsidiaries and affiliates, to propose to cede a portion of a covered policy, unless XLFA refuses to accept such cession, for any reason, within two business days. Each policy ceded under the treaty is divided into four layers, each of which XLFA participates in at a specified percentage of the respective total, subject to certain aggregate limits. XLFA also participates in an excess layer, which is governed by XLFA’s Automatic Facultative Reinsurance Facility Agreement. See “—Automatic Facultative Reinsurance Facility Agreement” below for a description of this agreement. The treaty will terminate on December 31, 2006 with respect to new business ceded under the treaty. However, FSA has the right to immediately terminate XLFA’s participation in the treaty at any time, upon written notice to XLFA, in the event of certain specified circumstances, including, but not limited to, FSA’s inability to obtain full financial credit for XLFA’s reinsurance in all applicable jurisdictions, XLFA’s failure to maintain certain surplus levels or a significant downgrade of XLFA’s rating by S&P or Moody’s and XLFA’s corresponding inability to restore XLFA’s rating within one month of the downgrade. FSA may also terminate this treaty on 60 days prior written notice if XLFA is acquired by or comes under the control of another entity. If an event occurs that permits FSA to terminate this treaty immediately, FSA also has the option to require XLFA either to continue to cover all risks ceded pursuant to this treaty or to cease coverage of all such risks and pay to FSA certain amounts, in which case, XLFA’s exposure to all risks ceded under this treaty will terminate.

     Automatic Facultative Reinsurance Facility Agreement

          Effective January 1, 2006, XLFA entered into an Automatic Facultative Reinsurance Facility Agreement with FSA, and certain of its subsidiaries and affiliates. The agreement applies to certain policies issued by FSA in 2006 or, in certain circumstances, the first six months of 2007 and allows FSA to cede to XLFA, on a quota share or excess of loss basis, up to 4% of the gross principal written by FSA in addition to any mandatory cessions under any treaty, provided that XLFA’s total share may not exceed the lesser of $200 million per single risk or 100% of FSA’s net retention, subject to certain other limitations, including XLFA’s right to refuse any cession within two business days for any reason. The risks ceded to XLFA under this agreement are subject to the general terms and conditions of the FSA Master Facultative Reinsurance Agreement and may be cancelled in accordance with the terms and conditions thereof. This agreement will remain in effect until December 31, 2006, subject to extension in certain circumstances, with respect to new business ceded under the agreement. FSA has the right to immediately terminate this agreement at any time, upon written notice to XLFA, in the event of certain specified circumstances, including, but not limited to, FSA’s inability to obtain full financial credit for XLFA’s reinsurance in all applicable jurisdictions, XLFA’s failure to maintain certain surplus levels or a downgrade of XLFA’s insurer financial strength rating by S&P or Moody’s below “AA-” or “Aa3,” respectively, and XLFA’s corresponding inability to restore XLFA’s rating to such level within one month of the downgrade. FSA may also terminate this agreement on 15 days prior written notice if XLFA is acquired by or comes under the control of another entity. If an event occurs that permits FSA to terminate this agreement on less than 90 days prior written notice, FSA also has the option to require XLFA either to continue to cover all risks ceded pursuant to this agreement or to cease coverage of all such risks and pay to FSA an amount equal to XLFA’s share of the corresponding incurred loss and loss expenses and statutory unearned premiums as of the termination date, in which case XLFA’s exposure to all risks ceded under this agreement will terminate.

     Financial Security Assurance International Ltd. Retrocession Agreement

          Effective December 20, 2001, XLFA entered into a Master Facultative Retrocession Agreement with Financial Security Assurance International Ltd., which we refer to as “FSAI.” This agreement allows XLFA to propose to cede a portion of a risk reinsured by XLFA to FSAI, which risk FSAI may then accept or reject in its sole discretion. This agreement will remain in effect until cancelled by either party on 90 days prior written notice. XLFA has the right to immediately terminate this agreement at any time, upon written notice to FSAI, in the event of certain specified circumstances, including, but not limited to, XLFA’s inability to obtain full financial credit for FSAI’s reinsurance in all applicable jurisdictions and FSAI’s failure to maintain certain surplus levels. XLFA also has the right to terminate this agreement at any time, upon written notice to FSAI, if FSAI’s insurer financial strength rating or financial enhancement rating is downgraded by S&P or Moody’s below “AAA” or “Aaa,” respectively, or XLFA’s insurer financial strength rating is downgraded by S&P or Moody’s below “AAA” or “Aaa,” respectively, and FSAI is unable, within three months of the downgrade, to (i) restore its ratings to such level, (ii) replace itself for the purposes of this agreement with an insurance company that is acceptable to XLFA and that carries ratings above such levels or (iii) provide XLFA with some form of credit enhancement that is acceptable to XLFA and that results in XLFA’s receiving a 100% credit from S&P & Moody’s for the reinsurance provided under this agreement. If an event occurs that permits XLFA to terminate this agreement on less than 90 days prior written notice, XLFA also has the option to require FSAI either to continue to cover all risks ceded pursuant to this agreement or to cease coverage of all such risks and pay XLFA an amount equal to FSAI’s share of the corresponding incurred loss and loss expenses and statutory unearned premiums as of the termination date, in which case FSAI’s exposure to all risks ceded under this agreement will terminate. The ceding commission that FSAI pays to XLFA on the premiums that XLFA cedes under this agreement is determined on a case-by-case basis.

Relationship of XLFA with XL Capital and Financial Security Assurance Holdings Ltd.

     XLFA Series A Preferred Shares

          XLFA currently has authorized 10,000 Series A preferred shares, with a par value of $120.00 per share. As of December 31, 2005, 363 Series A preferred shares were issued and outstanding, all of which are held by FSA and its affiliates. For a description of XLFA’s Series A preferred shares, see “Description of Share Capital—XLFA Series A Preferred Shares.”

     XLFA Shareholders Agreement

          On April 27, 2001, XLFA entered into an Amended and Restated Shareholders Agreement with XL Capital, XLI, FSAH, FSA and FSAI setting forth the relative rights of each party thereto with respect to XLFA. Pursuant to this agreement, as amended, the FSA-related shareholders are collectively entitled to elect two directors to XLFA’s board of directors and each committee thereof, with the XL Capital-related shareholders collectively entitled to elect the remaining directors. Each director nominated by a FSA-related shareholder is entitled to one vote and each director nominated by a XL Capital-related shareholder is entitled to ten votes with respect to any matter put before the board of directors or any committee thereof. Generally, no party may transfer any of shares of XLFA without the consent of XLFA and each other shareholder of XLFA, except to an entity that owns at least 80% of the voting shares of such party or of which such party owns at least 80% of the voting shares. Any transfer of shares of XLFA to an entity that is not a party to this agreement is conditioned upon the execution by such entity of a joinder agreement, pursuant to which such entity becomes subject to the terms and conditions of this agreement. Any sale of shares by XLFA is conditioned upon XLFA’s compliance with certain anti-dilution provisions set forth in this agreement.

          The Amended and Restated Shareholders Agreement also requires XLFA to provide the FSA-related shareholders with notice of the amount of any payment made by the XL Capital-related shareholders under any support agreement and each FSA-related shareholder’s pro rata share of such payment (equal to a fraction, the numerator of which is the number of preferred shares of XLFA owned by such FSA-related shareholder and the denominator of which is the number of all outstanding preferred shares of XLFA held by FSA-related shareholders of XLFA and all outstanding common shares of XLFA).

DESCRIPTION OF SHARE CAPITAL

          The following summary of our share capital is qualified in its entirety by applicable provisions of Bermuda law and our Memorandum of Association and Bye-laws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part. In this section, the “company,” “we,” “us” and “our” refer to Security Capital Assurance Ltd and not to any of its subsidiaries.

General

          We have an authorized share capital of $5,000,000, or 500,000,000 shares, par value $0.01 per common share. Except as described below, our common shares will have no preemptive rights or other rights to subscribe for additional common shares, no rights of redemption, conversion or exchange and no sinking fund rights. In the event of liquidation, dissolution or winding-up, the holders of our common shares are entitled to share equally, in proportion to the number of common shares held by such holder, in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. All of the common shares being sold in this offering are fully paid and non-assessable. Holders of our common shares are entitled to receive such dividends as lawfully may be declared from time to time by our Board of Directors. See “Dividend Policy.”

          As of the date of this prospectus, no preference shares have been issued. Subject to certain limitations contained in our Bye-laws and any limitations prescribed by applicable law, our Board of Directors is authorized to issue preference shares in one or more series and to fix the designation, powers, preferences and rights and the qualifications, limitations or restrictions of such shares, including but not limited to dividend rates, conversion rights, voting rights, terms of redemption/repurchase (including sinking fund provisions), redemption/repurchase prices and liquidation preferences, and the number of shares constituting, and the designation of, any such series, without further vote or action by our shareholders.

          For a description of XLFA’s Series A preferred shares, see “—XLFA Series A Preferred Shares” below.

Voting Rights and Adjustments

          In general, and except as provided below, shareholders have one vote for each common share held by them and are entitled to vote at all meetings of shareholders. However, if, and for so long as (and whenever), the common shares of a shareholder, including votes conferred by “controlled shares,” would otherwise represent more than 9.5% of the aggregate voting power of all common shares entitled to vote on a matter, including an election of directors, the votes conferred by such shares will be reduced by whatever amount is necessary such that, after giving effect to any such reduction (and any other reductions in voting power required by Bye-laws), the votes conferred by such shares represent 9.5% of the aggregate voting power of all common shares entitled to vote on such matters, provided that the foregoing restrictions do not apply to common shares held by XL Capital or its subsidiaries or, in certain circumstances, up to three transferees thereof. Notwithstanding the foregoing restrictions, the board may make such final adjustments to the aggregate number of votes conferred by the common shares of any person that the board considers fair and reasonable in all circumstances to ensure that such votes represent 9.5% of the aggregate voting power of the votes conferred by all common shares entitled to vote generally at an election of directors. In addition, as a result of limitations on XL Capital’s voting power contained in our Bye-laws, the votes conferred by the common shares owned by XL Capital will not exceed, with respect to elections of directors, 50.1% of the aggregate voting power of all common shares entitled to vote generally at any election of directors or, with respect to any other matter presented to our shareholders for their action or consideration, 47.5% of the aggregate voting power of all common shares entitled to vote on such matter.

          In addition, our Board of Directors may limit a shareholder’s voting rights where it deems appropriate to do so to avoid certain material adverse tax, legal or regulatory consequences to us or any of our subsidiaries or any shareholder or its affiliates. “Controlled shares” include, among other things, all our shares that a person is deemed to own directly, indirectly (applying the provisions of section 958(a)(2) of the Code) or constructively (applying the provisions of section 318(a) of the Code, as modified by the rules of section 958(b)(1) through (4) of the Code). Upon completion of our initial public offering, there will be       common shares outstanding, of which       common shares would confer votes that represent 9.5% of the aggregate voting power of all common shares entitled to vote generally at an election of directors.

          We also have the authority under our Bye-laws to request information from any shareholder for the purpose of determining ownership of controlled shares by such shareholder.

Restrictions on Transfer of Common Shares

          Each transfer must comply with current BMA permission or have specific permission from the BMA. Our Board of Directors may decline to register a transfer of any common shares if they have reason to believe that any adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of our shareholders or indirect holders of shares or its Affiliates may occur as a result of such transfer (other than such as our Board of Directors considers de minimis). Transfers must be by instrument unless otherwise permitted by the Companies Act.

          The restrictions on transfer and voting restrictions described above may have the effect of delaying, deferring or preventing a change in control of our company.

Issuance of Shares

          Subject to our Bye-laws and Bermuda law, our Board of Directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

Bye-laws

          In addition to the provisions of the Bye-laws described above under “—Voting Rights and Adjustments,” the following provisions are a summary of some of the other important provisions of our Bye-laws.

     Our Board of Directors

          Our Bye-laws provide that our Board of Directors shall consist of not less than 5 and not more than 15 directors, with the exact number of directors to be determined by the Board of Directors. Upon completion of this offering, our Board of Directors will consist of 9 persons and will be divided into three classes. See “Management—Board of Directors.” Each director elected after this offering generally will serve a three year term, with termination staggered according to class. Shareholders may remove a director only for cause (defined in our Bye-laws to mean willful misconduct, fraud, gross negligence, embezzlement or a conviction of, or a plea of “guilty” or “no contest” to, a felony or other crime involving moral turpitude) by the affirmative vote of at least sixty-six and two-thirds percent of the votes cast at a general meeting, provided that the notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to do so and shall be provided to that director at least 14 days before the meeting. Vacancies on the Board of Directors can be filled by the Board of Directors if the vacancy occurs as a result of, among other things, death, disability, disqualification or resignation of a director, or an increase in the size of the Board of Directors. In addition, our Bye-laws recognize the right of XL Capital, pursuant to the transition agreement, to nominate such number of nominees for director as would equal one nominee less than a majority of the nominees for director. Such nominees will be allocated among the classes of our Board of Directors as follows: (i) two nominees to Class I, whose term will expire at our annual general meeting in 2007, (ii) one nominee to Class II, whose term will expire at our annual general meeting in 2008, and (iii) one nominee to Class III, whose term will expire at our annual general meeting in 2009. Pursuant to the transition agreement, XL Capital has agreed to vote its common shares, and to cause its subsidiaries to vote common shares held by them, to elect a majority of our Board of Directors that is both (i) “independent” (as defined in the corporate governance rules of the listing standards of the NYSE) and (ii) neither a director nor an officer of XL Capital or any of its subsidiaries.

          Under our Bye-laws, subject to certain exceptions, including with respect to resolutions relating to the size of the Board of Directors or removal of directors, which require the affirmative vote of at least a two-thirds majority of the directors then in office, the affirmative vote of a majority of the votes cast at any meeting at which a quorum is present generally is required to authorize a resolution put to vote at a meeting of the Board of Directors. Corporate action may also be taken by a unanimous written resolution of the Board of Directors without a meeting. A quorum shall be at least one-half of directors then in office present in person or represented by a duly authorized representative.

     Shareholder Action

          At the commencement of any general meeting, two or more persons present in person and representing, in person or by proxy, more than 50% of the issued and outstanding shares entitled to vote at the meeting shall constitute a quorum for the transaction of business. In general, anything that may be done by resolution of our shareholders in a general meeting may be taken, without a meeting, by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on such resolution. Under our Bye-laws, subject to certain exceptions, including as discussed under “—Our Board of Directors” above, “—Amendment” below or with respect to significant asset acquisitions and dispositions, the discontinuance or redomestication of our company, mergers and amalgamations, and the liquidation, dissolution or winding-up of our company, which, in certain circumstances, require the affirmative vote of at least two-thirds of the votes cast in accordance with our Bye-laws, any questions proposed for the consideration of the shareholders at any general meeting generally shall be decided by the affirmative votes of a majority of the votes cast in accordance with our Bye-laws.

          Our Bye-laws contain advance notice requirements for shareholder proposals and nominations for directors, including when proposals and nominations must be received and the information to be included.

     Indemnity and Exculpation

          Pursuant to our Bye-laws, we will indemnify our officers, directors and employees to the fullest extent permitted by Bermuda law. Such indemnity will extend, without limitation, to any matter in which an officer, director or employee of ours may be guilty of negligence, default, breach of duty or breach of trust in relation to us or any of our subsidiaries, but will not extend to any matter in which such officer, director or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us.

          Our Bye-laws will also provide that none of our officers, directors or employees will be personally liable to us or our shareholders for any action or failure to act to the full extent that they are indemnified under our Bye-laws.

     Corporate Opportunities

          In order to avoid potential claims against us or the XL Group (as defined below), or our or their directors, officers or employees (including persons who hold positions with both XL Group and with us or our subsidiaries), our Bye-laws contain provisions exempting us and them from claims based upon conflicts of interest, corporate opportunity and certain related matters. In general, these provisions recognize that we and the XL Group may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of the XL Group serving as our directors.

Our Bye-laws provide that the XL Group will have no obligation to refrain from:

•	engaging in the same or similar business activities or lines of business as us; or

•	doing business with any of our clients, competitors or vendors.

          If one of our directors, officers or employees who is also a director, officer or employee of the XL Group acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and the XL Group, our Bye-laws provide that such director, officer or employee will have satisfied his or her fiduciary duties with respect to such corporate opportunity if such director, officer or employee acts in good faith in a manner consistent with the following policy:

•

a corporate opportunity made available to any person who is a director but not an officer or employee of ours and who is also a director, officer or employee of the XL Group will belong to us only if such corporate opportunity is expressly made available to such person solely in his or her capacity as a director of ours; and

•

a corporate opportunity made available to any person who is an officer and/or employee of ours and who is also an officer and/or employee of the XL Group will belong to us unless such corporate opportunity is expressly made available to such person solely in his or her capacity as an officer or employee of the XL Group.

          If one of our officers, directors or employees, who is also an officer, director or employee of the XL Group, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and the XL Group in any manner not addressed in the foregoing policy, our Bye-laws provide that such officer, director or employee will not be liable to us or our shareholders (including for breach of fiduciary duty as an officer, director or employee of ours) by reason of the fact that the XL Group pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not present such corporate opportunity to us. If a director, officer or employee of the XL Group first acquires knowledge of a corporate opportunity principally in such director’s, officer’s or employee’s capacity as a director, officer or employee of our company, such corporate opportunity shall belong solely to us and not to the XL Group unless we have determined not to pursue such corporate opportunity.

          For purposes of our Bye-laws, “corporate opportunities” include, but are not limited to, business opportunities that we are financially able to undertake, which are, from their nature, in our line of business, are of practical advantage to us and are ones in which we, but for the provisions of our Bye-laws related to corporate opportunities, would have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of the XL Group or its officers, directors or employees will be brought into conflict with our self-interest. In addition, the term “XL Group” includes any Person controlled by XL Capital Ltd (other than us and our subsidiaries).

          By becoming a shareholder in our company, you will be deemed to have notice of and have consented to the provisions of our Bye-laws related to corporate opportunities that are described above.

     Amendment

          Our Bye-laws may be amended only by a resolution adopted by the Board of Directors and by resolution of the shareholders, subject, in certain circumstances, to the affirmative vote of the holders of sixty-six and two-thirds percent of the total combined voting power of all issued and outstanding shares of our company.

Anti-Takeover Provisions and Insurance Regulations Concerning Change of Control

          Some of the provisions of our Bye-laws, as well as certain insurance regulations concerning change of control, could delay or prevent a change of control of our company that a shareholder might consider favorable. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares.”

Differences in Corporate Law

          You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act applicable to us (including modifications adopted pursuant to our Bye-laws) that differ in certain respects from provisions of the corporate law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.

     Duties of Directors

          Under Bermuda common law, members of a board of directors owe a fiduciary duty to a company to act in good faith in their dealings with or on behalf of such company and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of such company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith, with a view to the best interests of such company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

          In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of such company.

          The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, such court may relieve him, either wholly or partly, from any liability on such terms as such court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of a company against such officers. Our Bye-laws, however, provide that each of our present and future shareholders waive all claims or rights of action that such shareholder might have, individually or in the right of our company, against any of our directors, officers or employees for any act or failure to act in the performance of the duties of such director, officer or employee, provided that this waiver does not extend to any matter in which such director, officer or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us.

          Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders.

          Under the “business judgment rule,” courts generally do not second guess the business judgment of directors and officers. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the presumption afforded to directors by the business judgment rule. If the presumption is not rebutted, the business judgment rule attaches to protect the directors from liability for their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. However, when the board of directors takes defensive action in response to a threat to corporate control and approves a transaction resulting in a sale of control of the corporation, Delaware courts subject directors’ conduct to enhanced scrutiny.

     Interested Directors

          Under Bermuda law and our Bye-laws, a transaction entered into by us, in which a director has an interest, will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is duly disclosed to our Nominating and Governance Committee. In addition, our Bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest to our Nominating and Governance Committee, provided that the director is not disqualified from doing so by the chairman of the meeting. Under Delaware law, such a transaction would not be voidable if (i) the material facts with respect to such interested director’s relationship or interests are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

     Dividends

          Bermuda law does not permit the declaration or payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that a company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of such company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example, to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to declare and pay dividends and other distributions is subject to Bermuda insurance laws and regulatory constraints. See “Dividend Policy” and “Business—Regulation.”

          Under Delaware law, subject to any restrictions contained in a company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

     Amalgamations, Mergers and Similar Arrangements

          We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when conducting such business would benefit us and would be conducive to attaining our objectives contained within our Memorandum of Association. Pursuant to our Bye-laws, we may, with the approval of our board and, except in the case of certain amalgamations with and between wholly-owned Bermudian subsidiaries, the affirmative vote of at least the required majority of all of the shareholders of the amalgamating company (whether or not, in respect of any given class of shares, such class ordinarily carries the right to vote) at a general meeting at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair market value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith.

          Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive payment in the amount of the fair market value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

     Takeovers

          Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice, objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital stock. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

     Certain Transactions with Significant Shareholders

          As a Bermuda company, we may enter into certain business transactions with our significant shareholders, including asset sales, in which a significant shareholder receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders with prior approval from our Board of Directors but without obtaining prior approval from our shareholders. For a description of certain corporate opportunities provisions contained in our Bye-laws, see “—Bye-laws—Corporate Opportunities.” If we were a Delaware corporation, we would need, subject to certain exceptions, prior approval from shareholders holding at least two-thirds of our outstanding common shares not owned by such interested shareholder to enter into a business combination (which, for this purpose, includes asset sales of greater than 10% of our assets that would otherwise be considered transactions in the ordinary course of business) with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we had opted out of the relevant Delaware statute, as provided for in that statute.

     Shareholders’ Suits

          The rights of shareholders under Bermuda law and our Bye-laws are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our Memorandum of Association or Bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our Bye-laws provide that all present and future shareholders waive all claims or rights of action that they might have, individually or in the right of our company, against any of our directors, officers or employees for any action or failure to act in the performance of the duties of such director, officer or employee, except that such waiver does not extend to any matter in which such director, officer or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

     Indemnification of Directors and Officers

          Under Bermuda law we may and under our Bye-laws we will indemnify our officers, directors and employees against any liabilities and expenses incurred by such person by reason of such person acting in such capacity or any other capacity for, or on behalf of, us; provided that such indemnification does not extend to any matter in which such director, officer or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful. Under our Bye-laws, each of our present and future shareholders agrees to waive any claim or right of action that such shareholder might have, individually or in the right of our company, against any of our directors, officers or employees for any action or failure to act in the performance of the duties of such director, officer or employee, except that such waiver does not extend to any matter in which such director, officer or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to us.

     Inspection of Corporate Records

          Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our Memorandum of Association (including its objects and powers) and any alteration to our Memorandum of Association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our Bye-laws, minutes of general meetings and audited annual financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but, after our shares are listed on the NYSE and giving the required notice to the Bermuda Registrar of Companies, we may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers (containing that information required under Bermuda law), which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

     Shareholder Proposals

          Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. Our Bye-laws also include advance-notice provisions regarding shareholder proposals and nominations. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.

     Calling of Special Shareholders’ Meetings

          Under our Bye-laws, a special general meeting may be called by our President, our Chairman or a majority of the directors in office. Under Bermuda law, a special meeting may also be called by the shareholders when requisitioned by the holders of at least 10% of the paid-up voting share capital of a company as provided by the Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

     Approval of Corporate Matters by Written Consent

          Under Bermuda law, the Companies Act provides that shareholders may take action by written consent, with consent from 100% of shareholders required. Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.

     Amendment of Memorandum of Association

          Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters a company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

          Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering a company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

          Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the shareholders meeting. If the amendment would alter the number of authorized shares or otherwise adversely affect the rights or preference of any class of a company’s stock, Delaware law provides that the holders of the outstanding shares of such affected class should be entitled to vote as a class upon the proposed amendment, regardless of whether such holders are entitled to vote by the certificate of incorporation. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in a company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class of stock.

     Amendment of Bye-laws

          Consistent with the Companies Act, our Bye-laws provide that the Bye-laws may only be rescinded, altered or amended upon approval by a resolution of our Board of Directors and by a resolution of our shareholders, subject, in certain circumstances, to the affirmative vote of the holders of sixty-six and two-thirds percent of the total combined voting power of all issued and outstanding shares of our company.

          Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Listing

          We intend to list our common shares on the NYSE under the symbol “SCA.”

Transfer Agent and Registrar

          The transfer agent and registrar for our common shares will be          , whose principal executive office is located at          .

XLFA Series A Preferred Shares

          XLFA currently has authorized 10,000 Series A preferred shares, with a par value of $120.00 per share. As of December 31, 2005, 363 Series A preferred shares were issued and outstanding, all of which are held by FSA and its affiliates. The holders of the Series A preferred shares are entitled to one vote per share and were entitled to receive a 5% fixed dividend on the amount initially paid for the Series A preferred shares plus a participating dividend through December 31, 2005, at which time the dividend rate was changed to a fixed rate of 8-1/4% per annum on the par amount outstanding. The Series A preferred shares are redeemable by XLFA at any time, in whole or in part, at a price equal to $54.0 million (the par amount outstanding) plus accrued and unpaid dividends. After the tenth anniversary of their respective dates of initial issuance, the Series A preferred shares are redeemable at the election of the holders, in whole but not in part, at a redemption formula as specified in XLFA’s Bye-laws.

SHARES ELIGIBLE FOR FUTURE SALE

          After completion of this offering, XL Capital will continue to hold                 of our common shares (    common shares if the underwriters exercise their option to purchase additional common shares from XLI in full). In addition,             common shares have been reserved for issuance pursuant to the Security Capital Assurance Ltd Stock Option Plan and 2006 Stock Incentive Plan, of which                 common shares will be issuable upon exercise of options granted to employees.

          In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including an “affiliate” of the issuer, is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of one percent of the then-outstanding shares of the same class (all common shares in the case of our company) or the average weekly trading volume of the then-outstanding shares of that class during the four calendar weeks preceding the date on which notice of each related sale is filed with the SEC. Sales pursuant to Rule 144 are subject to certain requirements as to manner of sale, notice and availability of current information about the issuer for at least 90 days prior to any sale of that type. Under Rule 144(k), a person who is not deemed to be (and during the three months preceding the sale was not) an “affiliate” of the issuer, and whose shares were not acquired by it or any prior holder from the issuer or any “affiliate” thereof during the three years preceding the proposed sale, is entitled to sell those shares under Rule 144 without regard to the resale volume and other limitations described above. As defined in Rule 144, an “affiliate” of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, is controlled by or is under the common control with that issuer.

          We and XL Capital have agreed, subject to various customary exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares or (2) enter into any swap or similar agreement that transfers, in whole or in part, the economic consequences of ownership of the common shares, whether any transaction of the type described in clause (1) or (2) above is to be settled by delivery of common shares or other securities, in cash or otherwise, for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to these agreements. These agreements will not apply to sales in this offering or to the issuance, by us, of common shares or options pursuant to employee plans existing on the date of this prospectus or upon the exercise of employee options.

          We expect to provide for Securities Act registration of shares currently held or acquired by employees pursuant to options provided by us (including the                 option shares specified above), so that the shares may be sold into the public market from time to time. For a description of certain registration rights provided to XL Capital, see “Certain Relationships and Related Party Transactions—Relationship with XL Capital and its Affiliates—Ongoing Relationship—Transition Agreement.”

          Prior to the date of this prospectus, there has been no public market for the common shares. Trading of the common shares is expected to commence on the NYSE following the completion of this offering. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common shares, or the perception that those sales could occur, could adversely affect prevailing market prices of the common shares.

CERTAIN TAX CONSIDERATIONS

          The following summary of our taxation, and the taxation of our shareholders, is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase common shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

          The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (i) “—Taxation of SCA and Subsidiaries—Bermuda” and “—Taxation of Shareholders—Bermuda Taxation” is based upon the advice of Conyers Dill & Pearman, special Bermuda legal counsel; (ii) “—Taxation of SCA and Subsidiaries—United Kingdom” is based upon the advice of XL Capital’s in-house European tax advisor; and (iii) “—Taxation of SCA and Subsidiaries—United States” and “—Taxation of Shareholders—United States Taxation” is based upon the advice of Cahill Gordon & Reindel LLP. Each of these firms has reviewed the relevant portion of this discussion (as set forth above) and believes that such portion of the discussion constitutes, in all material respects, a fair and accurate summary of the relevant income tax considerations relating to SCA and its subsidiaries and the ownership of SCA’s common shares by investors that are U.S. Persons (as defined below) who acquire such shares in this offering. The advice of such firms does not include any factual or accounting matters, determinations or conclusions such as insurance accounting determinations or computations of related person insurance income (which we refer to as “RPII”) or any amounts or components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the business, income, reserves or activities of SCA and its subsidiaries. The advice of these firms relies upon and is premised on the accuracy of factual statements and representations made by SCA concerning the business, properties, ownership, organization, source of income and manner of operation of SCA and its subsidiaries. Statements contained herein as to the beliefs, expectations and conditions of SCA and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

          The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to us and to holders of common shares.

          The tax treatment of a holder of common shares, or of a person treated as a holder of common shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING COMMON SHARES.

Taxation of SCA and Subsidiaries

     Bermuda

          Under current Bermuda law, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax payable by us. SCA and XLFA have each obtained from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to SCA or XLFA or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda, or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any land leased to SCA or XLFA. SCA and XLFA each pay annual Bermuda government fees, and XLFA pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

     United Kingdom

          XLCA-UK is a company incorporated and managed in the United Kingdom and is, therefore, resident in the United Kingdom and will be subject to U.K. corporation tax on its worldwide profits (including revenue profits and capital gains). It is not expected that, in the context of the group’s profitability as a whole, any such tax charges will be seen to be significant. The maximum rate of United Kingdom corporation tax is currently 30% on profits of whatever description. Currently, no United Kingdom withholding tax applies to dividends paid by XLCA-UK.

          Only XLCA-UK is incorporated in the United Kingdom. Accordingly, except for XLCA-UK, we should not be treated as being resident in the United Kingdom unless our central management and control is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. The directors of each of us, other than XLCA-UK, intend to manage our affairs so that none of us, other than XLCA-UK, are resident in the United Kingdom for tax purposes.

          A company not resident in the United Kingdom for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade through a branch or agency in the United Kingdom but the charge to U.K. corporation tax is limited to profits (including revenue profits and capital gains) connected with such branch or agency.

          The directors of each of us, other than XLCA-UK (which is resident in the United Kingdom), intend that we will operate in such a manner so that none of us, other than XLCA-UK, carry on a trade through a branch or agency in the United Kingdom. Nevertheless, because neither case law nor U.K. statute definitively defines the activities that constitute trading in the United Kingdom through a branch or agency, the U.K. Inland Revenue might contend that any of us, other than XLCA-UK, is/are trading in the United Kingdom through a branch or agency in the United Kingdom.

          If XLCA, which qualifies for benefits under the tax treaty between the United Kingdom and the United States, were trading in the United Kingdom through a branch or agency, it would only be subject to U.K. corporation tax if the branch or agency constituted a permanent establishment for the purposes of that treaty and then only to the extent that any profits were attributable to that permanent establishment in the United Kingdom.

          The United Kingdom has no income tax treaty with Bermuda.

          There are circumstances in which companies that are neither resident in the United Kingdom nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there, even if that trade is not carried on through a branch or agency, but the directors of each of us intend that we will operate in such a manner that none of us will fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.

          If any of us, other than XLCA-UK, were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or if any of us were to be treated as carrying on a trade in the United Kingdom through a branch or agency or of having a permanent establishment in the United Kingdom, our results of operations and your investment could be adversely affected. Given the nature and extent of operations in the United Kingdom, however, it is not expected that such characterization is likely.

          It should be noted that the United Kingdom Government has enacted legislation to modernize the taxation of foreign companies operating in the United Kingdom through branches, for accounting periods starting on or after January 1, 2003. A non-U.K. resident company will only fall within the charge to United Kingdom corporation tax if it carries on a trade in the United Kingdom through a permanent establishment. The term “permanent establishment” is defined for these purposes in a manner which is consistent with various internationally recognized characteristics commonly used in the United Kingdom’s double tax treaties.

     United States

          We intend to take the position that XLFA is not engaged in a trade or business in the United States through a permanent establishment in the United States. However, whether business is being conducted in the United States and, if so, whether there is a permanent establishment in the United States, are inherently factual determinations. Because the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” regulations, court decisions and treaties fail to identify definitively activities that constitute being engaged in a trade or business in the United States (and activities that give rise to a permanent establishment), there is no assurance that the IRS will not successfully challenge our position on this issue.

          To reduce the risk that XLFA will be considered to be engaged in a trade or business in the United States through a permanent establishment, we intend to conduct our activities in accordance with operating principles we have developed in consultation with our tax advisors. However, there is no assurance that we will be able to conduct our activities in accordance with these principles. Moreover, because of the factual and legal uncertainties regarding when a non-U.S. corporation will be considered to be conducting business in the United States through a permanent establishment, there is no assurance that these principles will preclude the IRS from successfully challenging our position on this issue.

          A non-U.S. corporation deemed to be engaged in a trade or business in the United States would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business, unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. XLFA files protective U.S. federal income tax returns in order to preserve the right to claim income tax deductions and credits if it is ever determined that XLFA is subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the “branch profits” tax.

          If XLFA is entitled to the benefits under the income tax treaty between Bermuda and the United States, which we refer to as the “Bermuda Treaty,” it would not be subject to U.S. income tax with respect to any income protected by the treaty unless that income is attributable to a permanent establishment in the United States. The Bermuda/U.S. treaty clearly applies to premium income but it is uncertain whether the treaty applies to other income such as investment income. If XLFA were found to be engaged in a trade or business in the United States and were entitled to the benefits of the treaty in general, but the treaty were found not to protect investment income, a portion of XLFA’s investment income could be subject to U.S. income tax.

          An insurance enterprise resident in Bermuda generally will be entitled to the benefits under the Bermuda Treaty only if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. XLFA believes that it is eligible for benefits under the Bermuda Treaty, although no assurance can be given in this regard because of factual and legal uncertainties regarding the residency and citizenship of SCA’s direct and indirect shareholders. SCA would not be eligible for treaty benefits because it is not an insurance company.

          Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that could allocate a minimum portion of the foreign corporation’s investment assets to its

U.S. business and assumes a minimum investment yield on any such assets. If XLFA were considered to be engaged in the conduct of an insurance business in the United States and were not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above) or with respect to investment income if the Bermuda Treaty were found not to protect investment income, the Code could subject a portion of XLFA’s investment income to U.S. income tax.

          Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends from U.S. corporations such as XLCA and certain interest on investments), subject to certain exemptions under the Code or reduction by applicable treaties. The Bermuda Treaty provides no relief from these withholding taxes.

          The United States also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to risks located in the United States. The applicable rates of tax are 4% for insurance premiums and 1% for reinsurance premiums. The Bermuda Treaty does not provide any relief from the excise tax. Although payment of tax generally is the responsibility of the person that pays the premium to the non-U.S. insurer or reinsurer, in the event that the tax is not paid by the purchaser of the insurance or reinsurance, the non-U.S. insurer generally is liable for the tax. In addition, the IRS has taken the position that when a non-U.S. insurer or reinsurer cedes United States risks to a non-U.S. insurer that is not eligible for the excise tax exemption under an applicable treaty, an additional excise tax may be imposed.

          Congress has periodically considered legislation intended to eliminate certain perceived tax advantages of Bermuda insurance companies and U.S. insurance companies having Bermuda affiliates, including perceived tax benefits resulting principally from reinsurance between or among U.S. insurance companies and their Bermuda affiliates. In this regard, Section 845 of the Code was amended in 2004 to permit the IRS to reallocate, recharacterize or adjust items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper “source, character and amount” for each item (in contrast to prior law, which only covered “source and character”). If the IRS were to successfully challenge our reinsurance arrangements under Section 845, our financial condition and results of operations could be materially adversely affected. Other legislation would provide additional limits on the deductibility of interest by foreign owned U.S. corporations. While there are no currently pending legislative proposals on these matters which, if enacted, would have a material adverse effect on us or our shareholders, it is possible that broader-based legislative proposals could emerge in the future that could have a materially adverse impact on us or our shareholders.

          Our U.S. subsidiary, XLCA, conducts business in the United States and currently expects to reinsure a majority of its future business with XLFA. While we believe that this reinsurance is written on arm’s-length terms, we cannot assure you that (i) the IRS will not assert that the reinsurance is not on arm’s-length terms or (ii) any such assertion by the IRS will not be successful. If such an assertion were to be successful, our U.S. subsidiaries would be treated as having additional income that is subject to additional U.S. tax, and possibly associated interest and penalties. The IRS might also treat this additional income as having been distributed as dividends to our U.S. subsidiary’s direct parent, SCA, in which case this deemed dividend would also be subject to a withholding tax of 30%. A similar analysis (and similar tax risks) may also apply to other intercompany income and expense items between XLCA and its non-U.S. affiliates, such as ceding commissions, other intercompany fees and allocations of corporate overhead.

Taxation of Shareholders

     Bermuda Taxation

          Currently, there is no Bermuda withholding or other tax payable on principal, interest or dividends paid to the holders of the common shares of SCA.

     United States Taxation

          The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of common shares. Unless otherwise stated, this summary deals only with holders that are U.S. Persons (as defined below) who purchase their common shares in this offering and who hold their common shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. For example, if a partnership holds our common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the common shares, you should consult your tax advisors. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities, tax-exempt organizations, expatriates, persons whose functional currency is not the U.S. dollar, persons who are considered with respect to any of us as “United States shareholders” for purposes of the controlled foreign corporation, which we refer to as “CFC,” rules of the Code (generally, except as provided in the discussion of RPII, a U.S. Person, as defined below, who owns or is deemed to own 10% or more of the total combined voting power of all classes of SCA or the stock of any of our non-U.S. subsidiaries (that is, 10% U.S. Shareholders)), or persons who hold the common shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of U.S. federal tax laws other than income tax laws (such as estate and gift tax laws) or the tax laws of any state or local governments within the United States.

          For purposes of this discussion, the term “U.S. Person” means a person who for U.S. federal income tax purposes is: (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, created or organized in or under the laws of the United States, or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

          Taxation of Dividends. Subject to the discussions below relating to the potential application of the CFC, RPII and passive foreign investment company, which we refer to as “PFIC,” rules, distributions made with respect to the common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of SCA’s current or accumulated earnings and profits (as computed using U.S. federal income tax principles). Dividends paid by SCA to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by section 243 of the Code. Unless we are a PFIC, if you are an individual or other noncorporate shareholder, dividends, if any, paid to you in taxable years beginning before January 1, 2009, that constitute qualified dividend income generally will be taxable at a maximum U.S. federal income tax rate of 15%, provided you meet certain holding period requirements. Dividends paid, if any, with respect to the common shares generally will be qualified dividend income, provided the common shares are readily tradable on an established securities market in the United States in the year in which you receive the dividend and certain other conditions are satisfied. United States Treasury Department guidance indicates that our common shares, which will be listed on the NYSE, will be readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in any future year. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Dividends paid, if any, in taxable years beginning on or after January 1, 2009, will be taxed at then applicable ordinary income rates. The amount of any distribution in excess of our current and accumulated earnings and profits will first be applied to reduce your tax basis in the common shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of your common shares.

          Classification of SCA or its Non-U.S. Subsidiaries as Controlled Foreign Corporations. Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC’s country of incorporation.

          Except as otherwise provided for RPII purposes, a non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (that is, “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation on any day during the taxable year of such corporation. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation. Except as discussed below with respect to RPII, a non-U.S. corporation’s status as a CFC has no adverse U.S. federal income tax consequences for a U.S. holder that is not a 10% U.S. Shareholder. A “10% U.S. Shareholder” is a U.S. Person or a partnership created or organized under the laws of the United States or any political subdivision thereof (a “U.S. Partnership”) who owns (directly, indirectly through non-U.S. entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of the non-U.S. corporation. We believe that because of the anticipated dispersion of our share ownership and provisions in our organizational documents that limit voting power (these provisions are described in “Description of Share Capital”), no U.S. Person who owns shares of SCA directly or indirectly through one or more non-U.S. entities should be treated as owning (directly, indirectly through non-U.S. entities, or constructively), 10% or more of the total voting power of all classes of shares of SCA or any of its non-U.S. subsidiaries. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

          The RPII CFC Provisions. The following discussion generally is applicable only if the RPII of one or more of SCA’s non-U.S. insurance subsidiaries, determined on a gross basis, is 20% or more of such non-U.S. insurance subsidiary’s gross insurance income for the taxable year, the 20% Ownership Exception (as defined below) is not met and U.S. Persons and U.S. Partnerships are deemed to own at least 25% of the stock of the non-U.S. subsidiary in question (by vote or value). The following discussion generally would not apply for any fiscal year in which gross RPII falls below the 20% threshold or the 20% Ownership Exception is met. Although no assurance can be given, SCA currently believes that the gross RPII of each of its non-U.S. insurance subsidiaries as a percentage of gross insurance income will be below the 20% threshold each tax year for the foreseeable future.

          RPII is any “insurance income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII shareholder” (as defined below) or a “related person” (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of a non-U.S. insurance subsidiary in the income of RPII shareholders, unless an exception applies, the term “RPII shareholder” means any U.S. Person or U.S. Partnership who owns (directly or indirectly through non-U.S. entities) any amount of SCA’s common shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50% measured by vote or value, of the stock of the corporation.

          RPII Exceptions. The special RPII rules do not apply if (A) direct and indirect insureds and persons related to such insureds, whether or not U.S. holders, are treated as owning directly or indirectly less than 20% of the voting power and less than 20% of the value of the stock of a non-U.S. insurance company, which we refer to as the “20% Ownership Exception,” or (B) the RPII of a non-U.S. insurance company, determined on a gross basis, is less than 20% of such company’s gross insurance income for the taxable year. Where none of these exceptions applies, each U.S. Person owning directly or indirectly any of our non-U.S. insurance subsidiaries on the last day of our taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII for the entire taxable year, generally determined as if all such RPII were distributed proportionately only to U.S. persons at that date, but limited by such U.S. shareholder’s share of the subsidiary’s current-year earnings and profits and by the U.S. shareholder’s share, if any, of prior-year deficits in earnings and profits. We currently believe that the direct or indirect insureds (and persons related to such insureds) of our non-U.S. insurance subsidiaries do not, and in the foreseeable future will not, directly or indirectly own 20% or more of either the voting power or value of our stock or that of any of our non-U.S. insurance subsidiaries and we currently believe that the gross RPII of each of our non-U.S. insurance subsidiaries does not, and in the foreseeable future will not, equal or exceed 20% of such subsidiary’s gross insurance income in any taxable year. Consequently, SCA currently does not expect any U.S. holder owning common shares to be required to include in gross income for U.S. federal income purposes RPII income. However, there can be no assurance that any of the foregoing exceptions will apply. Moreover, as discussed below, there is limited guidance regarding the RPII provisions and the related Treasury regulations are in proposed form. Accordingly, there is uncertainty with respect to the meaning and application of the RPII provisions and there is a possibility that future guidance could have retroactive effect.

          Computation of RPII. In order to determine how much RPII each of the non-U.S. insurance subsidiaries of SCA has earned in each taxable year, such non-U.S. insurance subsidiary may obtain and rely upon information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of SCA and are U.S. Persons. SCA may not be able to determine whether any of the underlying direct or indirect insureds to which any of its non-U.S. insurance subsidiaries provides insurance or reinsurance are shareholders or related persons to such shareholders. Consequently, SCA may not be able to determine accurately the gross amount of RPII earned by its non-U.S. insurance subsidiaries in a given taxable year. For any year in which the gross RPII of any of the non-U.S. insurance subsidiaries of SCA is 20% or more of such non-U.S. insurance subsidiary’s gross insurance income for the year and such non-U.S. insurance subsidiary does not meet the 20% Ownership Exception, SCA may also seek information from its shareholders as to whether beneficial owners of common shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent SCA is unable to determine whether a beneficial owner of common shares is a U.S. Person, SCA may assume that such owner is not a U.S. Person, thereby increasing the per common share RPII amount for all known RPII shareholders.

          If, as is currently expected, gross RPII is less than 20% of gross insurance income, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

          Apportionment of RPII to U.S. Holders. Every RPII shareholder who owns common shares on the last day of any taxable year of SCA in which the gross insurance income constituting RPII of any non-U.S. insurance subsidiary of SCA for that year equals or exceeds 20% of such non-U.S. insurance subsidiary’s gross insurance income and such non-U.S. insurance subsidiary does not meet the 20% Ownership Exception should expect that for such year it will be required to include in gross income its share of such non-U.S. insurance subsidiary’s RPII for the portion of the taxable year during which such non-U.S. insurance subsidiary was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns common shares during such taxable year but not on the last day of the taxable year generally is not required to include in gross income any part of such non-U.S. insurance subsidiary’s RPII.

          Basis Adjustments. A RPII shareholder’s tax basis in its common shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by SCA out of previously taxed RPII income. The RPII shareholder’s tax basis in its common shares will be reduced by the amount of such distributions that are excluded from income.

          Uncertainty as to Application of RPII. The RPII provisions have never been interpreted by the courts or the Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application thereof to the non-U.S. insurance subsidiaries is uncertain. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investor considering an investment in common shares should consult his tax advisor as to the effects of these uncertainties.

          Tax-Exempt Shareholders. Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII shareholder also must file IRS Form 5471 in the circumstances described below in “—Information Reporting and Backup Withholding.”

          Dispositions of Common Shares. Subject to the discussions below relating to the potential application of the Code section 1248 and the PFIC rules, holders of common shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of common shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these common shares exceeds one year, any gain will be subject to tax at a current maximum marginal U.S. federal income tax rate of 15% for noncorporate shareholders and 35% for corporations. Moreover, gain, if any, generally will be a U.S. source gain and generally will constitute “passive income” for foreign tax credit limitation purposes.

          Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). We believe that, because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. shareholder of SCA should be treated as owning (directly, indirectly through non-U.S. entities or constructively) 10% or more of the total voting power of SCA; subject to the discussion of RPII below, to the extent this is the case, Code section 1248 should not apply to dispositions of our common shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, SCA will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form.

          Code section 1248 also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether RPII constitutes 20% or more of the corporation’s gross insurance income or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of common shares because SCA will not be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not successfully assert the contrary position or that the Treasury Department will not amend the proposed regulations to provide that section 1248 will apply to dispositions of common shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of common shares.

          Passive Foreign Investment Companies. In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” or (ii) 50% or more of its assets produce passive income.

          If SCA were characterized as a PFIC during a given year, U.S. Persons holding common shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such persons made a “qualified electing fund” election or “mark to market” election. It is uncertain that SCA would be able to provide its shareholders with the information necessary for a U.S. Person to make a “qualified electing fund” election. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was realized ratably throughout the shareholder’s period of ownership at the highest applicable tax rate on ordinary income. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by SCA to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for a reduced rate of tax as qualified dividend income if SCA were considered a PFIC.

          For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . . is not treated as passive income.” This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it “received directly its proportionate share of the income” and as if it “held its proportionate share of the assets” of any other corporation in which it owns at least 25% of the value of the stock.

          We currently expect for purposes of the PFIC rules, that each of XLFA, XLCA and XLCA-UK, which we refer to, collectively, as the “Insurance Subsidiaries,” will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, we currently expect that none of the income or assets of the Insurance Subsidiaries should be treated as passive. Further, we currently expect that the passive income and assets of any other SCA subsidiary will be de minimis in each year of operations with respect to the overall income and assets of SCA. Under the look-through rule, SCA should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of the 75% test and the 50% test. As a result, we currently believe that SCA should not be treated as a PFIC in 2006 or in the foreseeable future. There can be no assurance, however, that the IRS will not challenge this position and that a court will not sustain such challenge. There are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming (which could be retroactive). Prospective investors should consult their tax advisor as to the effects of the PFIC rules.

          Foreign Tax Credit. For U.S. Persons that own shares, which we anticipate will constitute a majority of shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of common shares that is treated as a dividend under section 1248 of the Code) will be treated as non-U.S. source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting non-U.S. source income to the extent such information is reasonably available. It is likely that the “subpart F income,” RPII and dividends that are non-U.S. source income will constitute “passive” income for foreign tax credit limitation purposes. Thus, it may not be possible for shareholders to utilize any excess foreign tax credits from other sources to reduce U.S. tax on such income.

          Information Reporting and Backup Withholding. Under certain circumstances, U.S. Persons owning stock in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the non-U.S. corporation, and who owned the stock on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC.

          U.S. Persons, including tax-exempt entities, that purchase common shares in the offering may be required to attach IRS Form 926 to their U.S. federal income tax returns for their taxable year that includes the date that the proceeds of the offering are transferred to SCA. For U.S. individual investors, this generally will be their calendar year 2006 tax return. This requirement applies if (1) immediately after the purchase of the common shares, the U.S. Person owns, directly, indirectly or by attribution, at least 10% (by vote or value) of the common shares or (2) the purchase of the common shares, when aggregated with all purchases of common shares made by such person or any related person in the offering, exceeds $100,000. For an individual, a “related person” generally includes family members and corporations in which the U.S. Person owns more than 50% (by value) of the stock. A U.S. Person that fails to attach IRS Form 926 to its return when required to do so may be subject to a penalty equal to 10% of the gross amount paid by such person for the common shares (subject to a maximum penalty of $100,000, except in cases where the failure to file is due to an intentional disregard of the tax rules).

          U.S. Persons should consult their tax advisors for advice regarding reporting on IRS Form 5471 and IRS Form 926 and any other reporting requirement which may apply to their acquisition of the common shares.

          Information returns may be filed with the IRS in connection with distributions on the common shares and the proceeds from a sale or other disposition of the common shares unless the holder of the common shares establishes an exemption from the information reporting rules. A holder of common shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is timely furnished to the IRS.

          Possible Changes in U.S. Tax Law. The U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States (or has a permanent establishment) or is a PFIC, or whether U.S. Persons would be required to include in their gross income the “subpart F income” or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

UNDERWRITING

          We, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.

Total

          The underwriters are committed to take and pay for all of the common shares being offered, if any are taken, other than the common shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more common shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional        common shares from the selling shareholder to cover those sales. They may exercise that option for 30 days. If any common shares are purchased pursuant to this option, the underwriters will severally purchase common shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase       additional common shares.

Paid by Us

	No Exercise	Full Exercise

Per Common Share	$	$
Total	$	$

Paid by the Selling Shareholder

	No Exercise	Full Exercise

Per Common Share	$	$
Total	$	$

          Common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per common share from the initial public offering price. Any of these securities dealers may resell any common shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per common share from the initial public offering price. If all the common shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

          We, certain of our officers and directors and the selling shareholder have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of the common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of specified transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

          Prior to this offering, there has been no public market for the common shares. The initial public offering price has been negotiated among us, the selling shareholder and the representative. Among the factors to be considered in determining the initial public offering price of the common shares, in addition to prevailing market conditions, will be our company’s historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We intend to list the common shares on the NYSE under the symbol “SCA.” In order to meet one of the requirements for listing our common shares on the NYSE, the underwriters will undertake to sell lots of 100 or more common shares to a minimum of 2,000 beneficial holders.

          In connection with this offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares from the selling shareholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase additional common shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of this offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions as well as other purchases by the underwriters for their own accounts may have the effect of preventing or retarding a decline in the market price of our common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

          Each of the underwriters has represented and agreed that:

(a)

it has not offered or will not make an offer of common shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000, as amended, which we refer to as the “FSMA,” except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the FSA UK;

(b)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to us; and

(c)

it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

          In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each of which we refer to as a “Relevant Member State,” each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in such Relevant Member State, which we refer to as the “Relevant Implementation Date,” it has not made and will not make an offer of common shares to the public in such Relevant Member State prior to the publication of a prospectus in relation to the common shares that has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in such Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common shares to the public in such Relevant Member State at any time:

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in such Relevant Member State by any measure implementing the Prospectus Directive in such Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Our common shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the common shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of our common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, which we refer to as the “SFA,” (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the common shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan, which we refer to as the “Securities and Exchange Law,” and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Laws and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common shares offered.

          We estimate that the total expenses of this offering to be paid by us, excluding underwriting discounts and commissions, will be approximately $     .

          We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform various financial advisory and investment or commercial banking services for our company and XL Capital Ltd and its affiliates, including our company and our subsidiaries, for which they received or will receive customary fees and expenses.

VALIDITY OF COMMON SHARES

          The validity of the common shares under Bermuda law will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Our company is being advised as to certain U.S. legal matters in connection with this offering by Cahill Gordon & Reindel LLP, New York, New York, and the underwriters are being advised as to certain U.S. legal matters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

          The combined financial statements of the XL Financial Guaranty Companies as of December 31, 2005 and 2004 and the years ended December 31, 2005, 2004 and 2003 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

          We have filed a Registration Statement on Form S-1 with the SEC relating to this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract of document. You may read and copy the registration statement, the related exhibits and the reports, and other materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, including us, that file with the SEC. The site’s internet address is www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows:

Security Capital Assurance Ltd
One Bermudiana Road
Hamilton HM 11, Bermuda
(441) 292-8515

          After this offering, we will become subject to the information requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at the address noted above or on the SEC’s internet site at the internet address noted above.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER
UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS

          Our company is a Bermuda company and several of our directors and most of our officers are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our directors and officers, at any given time, are or may be located in jurisdictions outside the United States. Although we have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as our agent to receive service of process with respect to any actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the United States relating to the transactions covered by this prospectus, it may be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States or to enforce against us or our directors and officers judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.

          We have been advised by our Bermuda counsel that there is no treaty in-force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment, (2) the U.S. court did not contravene the rules of natural justice of Bermuda, (3) the U.S. judgment was not obtained by fraud, (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda and (6) there is due compliance with the correct procedures under the laws of Bermuda.

          In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of the U.S. federal securities law that is either penal in nature or contrary to public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Bermuda courts. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

GLOSSARY OF SELECTED INSURANCE AND OTHER RELATED TERMS

ABS	Has the meaning ascribed to such term on page 11.

Adjusted Gross Premiums	Has the meaning ascribed to such term on page 36.

Capacity

The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves	Loss reserves, established with respect to specific, individual reported claims.

CDOs	Has the meaning ascribed to such term on page 11.

Cede, cedent, ceding company	When an insurer reinsures some or all of its liability with another insurer, it “cedes” business and is referred to as the “ceding company” or “cedent.”

Claim	Request by an insured or reinsured for payment, or indemnification, by an insurance company or a reinsurance company for loss incurred from an insured peril or event.

Combined Ratio	Has the meaning ascribed to such term on page 6.

Credit spread	The difference in interest rates between comparable fixed-income securities having different credit risks but similar maturities.

Deferred acquisition costs

Costs, including commissions, premium taxes, a portion of compensation costs and other costs that vary with and are related to the production of business and are deferred and amortized in relation to the earning of related premiums when reported in financial statements prepared in accordance with accounting principles generally accepted in the United States.

Excess-of-loss insurance	Insurance that indemnifies the insured against all of or a specified portion of losses over a specified threshold amount or “retention.”

Excess-of-loss reinsurance	Reinsurance that indemnifies the reinsured against all of or a specified portion of losses over a specified threshold amount or “retention.”

Expense Ratio	Has the meaning ascribed to such term on page 6.

Exposure	The possibility of loss. A unit of measure of the amount of risk a company assumes.

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Financial enhancement rating	A rating issued by S&P regarding a company’s willingness to pay financial guaranty claims on a timely basis.

Financial strength rating	A rating issued by a rating agency with respect to the ability of a company to pay under its contracts in accordance with their terms that is not specific to any particular policy or contract.

Frequency	The number of claims occurring (or expected to occur) during a given coverage period.

Incurred but not reported (“IBNR”) reserves	Reserves for estimated losses and loss expenses that have been incurred but not yet reported to the insurer or reinsurer.

Insurance Act	Has the meaning ascribed to such term on page 23.

Limits	The maximum amounts that an insurer or reinsurer will insure or reinsure in a given area of coverage. The term also refers to the maximum amount of benefit payable under an individual policy.

Loss	An occurrence that is the basis for submission or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss expenses	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss reserves

Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay. Reserves are established for losses and for loss expenses, and consist of case reserves and IBNR reserves. “Loss reserves” includes reserves for both losses and for loss expenses (including loss adjustment expenses).

Loss ratio	Has the meaning ascribed to such term on page 6.

Monoline	Insurance that applies to one kind of coverage.

Net par	The aggregate principal amount of an obligation guarantied by an insurer, net of any principal amount ceded to reinsurers.

Net premiums earned	The portion of premiums written during or prior to a given reporting period that is recognized as income during such period, net of any amount ceded to reinsurers.

Net premiums written	Total Premiums Written less ceded written premiums.

Premiums	The amount charged during the term on policies and contracts issued, renewed or reinsured by an insurance company or reinsurance company.

Primary insurance	Insurance written on a direct basis (as opposed to reinsurance).

Proportional reinsurance	Reinsurance that involves the assumption of a predetermined proportion of the risks and premiums taken on by the ceding company.

PVFIP	Has the meaning ascribed to such term on page 36.

Quota Share Reinsurance	Proportional reinsurance in which the reinsurer assumes a set percentage of risk for the same percentage of the related premium.

Rates	Premiums expressed as amounts charged per unit of insurance and reinsurance.

Refunding

A refunding, as defined by Treasury Regulation § 1.150-1(d), involves a refinancing of obligations issued by a municipal issuer and can affect the manner in which premiums paid on an upfront basis are earned. Typically premiums associated with public finance obligations are paid to the bond insurer upfront (and are usually nonrefundable) to guaranty the timely payment of the scheduled debt service of such an obligation until maturity. While such premiums are recognized as earned as the obligation amortizes, in the event of a refunding all unearned premiums with respect to the refunded obligation are treated as earned as of the date such obligation is paid off/refunded. In the instances where premiums (or a portion thereof) are paid to the bond insurer in installments over the life of the deal, the municipal issuer avoids paying further installment premiums in the event the obligation is refunded.

Reinsurance

The practice whereby one insurer, called the reinsurer, in consideration of a premium paid to that reinsurer, agrees to indemnify another insurer, called the ceding company, for part or all of the liability of the ceding company under one or more policies or contracts of insurance which it has issued. Because the insured party contracts for coverage solely with the ceding company, the failure of the reinsurer to perform does not relieve the ceding company of its obligation to the insured party under the terms of the original insurance contract. Similarly, the failure of the ceding company to perform does not relieve the reinsurer’s obligations to the ceding company under the reinsurance contract.

Reinsurance agreement	A contract specifying the terms of a reinsurance transaction.

Retention

The amount of exposure a policyholder retains on any one risk or group of risks. The term may apply to an insurance policy, where the policyholder is an individual or institution, or a reinsurance policy, where the policyholder is an insurance company.

Retrocessional coverage

A transaction whereby a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance: to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Statutory accounting practices

The practices and procedures prescribed or permitted by state insurance regulatory authorities in the United States for recording transactions and preparing financial statements. Statutory accounting practices generally reflect a modified going concern basis of accounting.

Total Premiums Written	Gross premiums written plus reinsurance premiums assumed.

Treaty reinsurance

The reinsurance of a specified type or category of risks defined in a reinsurance agreement, which we refer to as a “treaty,” between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all of that type or category of risks originally written by the primary insurer or reinsured.

Underwriter	An employee of an insurance or reinsurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk.

Underwriting

An insurer’s or reinsurer’s process of reviewing applications for insurance or reinsurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of XL Capital Assurance Inc. and XL Financial Assurance Ltd.:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the combined financial position of XL Financial Guaranty Companies (the “Company”), consisting of indirect subsidiaries of XL Capital Ltd, at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 5, 2006

XL Financial Guaranty Companies
Combined Balance Sheets December 31, 2005 and 2004
(U.S. Dollars in thousands, except share amounts)

	2005	2004

Assets
Investments
Fixed maturities available for sale, at fair value (amortized cost: 2005—$1,336,075; 2004—$1,049,671)	$1,316,029	$1,050,626
Short-term investments, at fair value (amortized cost: 2005—$31,015; 2004—$106,926)	30,811	106,579
Other invested assets	17,621	—

Total investments	1,364,461	1,157,205

Cash and cash equivalents	54,593	71,247
Accrued investment income	11,847	9,328
Deferred acquisition costs	59,592	44,599
Prepaid reinsurance premiums	69,873	57,454
Premiums receivable	7,770	22,218
Reinsurance balances recoverable on unpaid losses	69,217	60,914
Intangible assets—acquired licenses	11,529	11,529
Deferred federal income tax asset	18,845	17,260
Other assets	16,588	20,439

Total assets	$1,684,315	$1,472,193

Liabilities and Shareholders’ Equity
Liabilities
Unpaid losses and loss adjustment expenses	$147,368	$115,734
Deferred premium revenue	592,585	487,093
Reinsurance premiums payable	310	4,285
Accounts payable, accrued expenses and other liabilities	23,252	5,843
Dividend payable	1,445	1,950
Current federal income tax payable	1,023	3,869

Total liabilities	765,983	618,774

Redeemable preferred shares
Series A Redeemable preferred shares (par value of $120 per share; 10,000 shares authorized; 363 issued and outstanding as at December 31, 2005 and 2004, respectively)	44	44
Additional paid-in capital	50,474	48,645

Total redeemable preferred shares	50,518	48,689

Shareholders’ Equity
Common stock (XLCA—par value $7,500 per share; 8,000 shares authorized; 2,000 shares issued and outstanding; XLFA—par value $120 per share; 10,000 shares authorized; 2,449 shares issued and outstanding)	15,294	15,294
Additional paid-in capital	591,118	588,414
Retained earnings	281,709	201,263
Accumulated other comprehensive income (net of deferred federal income tax liability of: 2005—$57; 2004—$850)	(20,307)	(241)
Total shareholders’ equity	867,814	804,730

Total liabilities, redeemable preferred shares and shareholders’ equity	$1,684,315	$1,472,193

See accompanying notes to combined financial statements.

XL Financial Guaranty Companies
Combined Statements of Operations and Comprehensive Income
Years Ended December 31, 2005, 2004 and 2003
(U.S. Dollars in thousands)

	2005	2004	2003

Revenues
Gross premiums written	$233,269	$232,541	$260,321
Reinsurance premiums assumed	52,170	44,021	59,131

Total premiums written	285,439	276,562	319,452
Ceded premiums written	(40,527)	(8,123)	(67,414)

Net premiums written	244,912	268,439	252,038
Change in net deferred premium revenue	(93,073)	(152,158)	(148,966)

Net premiums earned (net of ceded premiums earned of $28,107; $59,144; and $37,652)	151,839	116,281	103,072
Net investment income	51,160	35,746	22,754
Net realized (losses) gains on investments	(3,221)	(178)	3,621
Net realized and unrealized gains (losses) on credit derivatives	(6,681)	12,687	15,606
Fee income and other	750	100	3,321

Total revenues	193,847	164,636	148,374

Expenses
Net losses and loss adjustment expenses	26,021	21,274	20,038
Acquisition costs, net	12,231	8,259	6,776
Operating expenses	67,621	58,395	51,719

Total expenses	105,873	87,928	78,533

Net income before income tax	87,974	76,708	69,841
Income tax expense (benefit)	(1,277)	1,920	(955)

Net income	$89,251	$74,788	$70,796

Preference share dividends	8,805	15,934	9,491

Net income available to common shareholders	$80,446	$58,854	$61,305

Comprehensive income
Net income	$89,251	$74,788	$70,796
Change in unrealized depreciation of investments	(20,066)	(2,742)	(6,406)

Total comprehensive income	$69,185	$72,046	$64,390

See accompanying notes to combined financial statements.

XL Financial Guaranty Companies
Combined Statements of Changes in Shareholders’ Equity
Years Ended December 31, 2005, 2004 and 2003
(U.S. Dollars in thousands, except share amounts)

	2005	2004	2003

Common shares
Balance—beginning of year	$15,294	$15,247	$15,247
Issuance of common shares	—	47	—

Balance—end of year	15,294	15,294	15,247

Additional paid-in capital
Balance—beginning of year	588,414	461,406	359,808
Issuance of common shares	—	124,953	—
Capital contribution	2,704	2,055	101,598

Balance—end of year	591,118	588,414	461,406

Accumulated other comprehensive income
Balance—beginning of year	(241)	2,501	8,907
Net change in unrealized appreciation of investments, net of deferred federal tax benefit (expense) of $792 in 2005, ($135) in 2004 and $848 in 2003	(20,066)	(2,742)	(6,406)

Balance—end of year	(20,307)	(241)	2,501

Retained Earnings
Balance—beginning of year	201,263	142,409	81,104
Net income	89,251	74,788	70,796
Dividends on preference shares	(8,805)	(15,934)	(9,491)

Balance—end of year	281,709	201,263	142,409

Total shareholders’ equity	$867,814	$804,730	$621,563

See accompanying notes to combined financial statements.

XL Financial Guaranty Companies
Combined Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003
(U.S. Dollars in thousands)

	2005	2004	2003

Cash provided by operating activities:
Net income	$89,251	$74,788	$70,796
Adjustments to reconcile net income to net cash provided by operating activities
Net realized losses (gains) on sale of investments	3,221	178	(3,621)
Net realized and unrealized losses (gains) on credit derivatives	6,681	(12,687)	(15,606)
Amortization of premium on bonds	4,299	5,672	2,605
(Increase) decrease in accrued investment income	(2,519)	416	(6,444)
(Increase) in deferred acquisition costs	(14,993)	(26,860)	(10,069)
(Increase) decrease in prepaid reinsurance premiums	(12,419)	51,021	(29,762)
Decrease (increase) in premiums receivable	14,448	(17,506)	2,780
(Increase) in reinsurance balances recoverable on unpaid losses	(8,303)	(49,514)	(5,421)
Increase in unpaid losses and loss adjustment expenses	31,634	68,539	25,460
Increase in deferred premium revenue	105,492	101,137	178,728
(Decrease) in reinsurance premiums payable	(3,975)	(4,133)	(18,433)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	16,887	(6,775)	4,974
(Increase) in deferred federal tax asset	(1,585)	(3,668)	(8,557)
(Decrease) increase in current federal income tax payable	(2,846)	(3,327)	6,968
Other	1,473	13,253	(6,736)

Total adjustments	137,495	115,746	116,866

Net cash provided by operating activities	226,746	190,534	187,662

Cash flows from investing activities:
Proceeds from sale of fixed maturities and short-term investments	860,540	2,713,129	772,473
Proceeds from maturity of fixed maturities and short-term investments	77,217	545,389	4,552,905
Purchase of fixed maturities and short-term investments	(1,173,478)	(3,467,550)	(5,673,072)
Increase in net payable (receivable) for securities purchased (sold)	(198)	(228)	67

Net cash used in investing activities	(235,919)	(209,260)	(347,627)

Cash flows from financing activities:
Capital contribution	—	876	100,019
Dividends on Series A preferred shares	(7,481)	(14,103)	(6,641)

Net cash (used in) provided by financing activities	(7,481)	(13,227)	93,378

Decrease in cash and cash equivalents	(16,654)	(31,952)	(66,587)

Cash and cash equivalents—beginning of year	71,247	103,200	169,787

Cash and cash equivalents—end of period	$54,593	$71,247	$103,200

Taxes paid	$2,485	$8,639	$—

See accompanying notes to combined financial statements.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

1.	Organization and Business

          On March 17, 2006, XL Capital Ltd (“XL Capital”) formed Security Capital Assurance Ltd (“SCA”), a Bermuda based holding company, in anticipation of contributing its ownership interests in its financial guaranty insurance and financial guaranty reinsurance businesses to SCA and selling an interest therein to the public through an initial public offering of SCA common shares (the “IPO”). The aforementioned businesses are comprised of: (i) XL Capital Assurance Inc. (“XLCA”) and its wholly-owned subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”) and (ii) XL Financial Assurance Ltd. (“XLFA”). XLCA and XLFA are hereafter collectively referred to as the “XL Financial Guaranty Companies,” the “Combined Entities” or the “Company.” XLCA is an indirect wholly owned subsidiary of XL Capital and substantially all of XLFA is owned by XL Capital except for a $39 million preferred stock interest which is owned by Financial Security Assurance Holdings Ltd. (“FSAH”). See Note 5 for a discussion of the ownership of XLFA.

          XL Capital is a public company whose shares are listed on the New York Stock Exchange under the symbol “XL.” XL Capital, through its operating subsidiaries, provides a wide range of insurance and reinsurance coverage and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises worldwide.

          XLCA is an insurance company domiciled in the State of New York and is licensed to conduct financial guaranty insurance business throughout all 50 of the United States, as well as in the Commonwealth of Puerto Rico, the District of Columbia and the U.S. Virgin Islands. In addition, XLCA through its wholly owned subsidiary, XLCA-UK, which is an insurance company organized under the laws of England, is permitted to conduct business in England, Ireland, Spain, France, Portugal, Italy, The Netherlands, Greece, and Germany. To facilitate distribution of their products XLCA maintains a branch office abroad in Singapore and XLCA-UK maintains a branch office in Madrid. In addition, XLCA has an office in California.

          XLCA and XLCA-UK are primarily engaged in providing credit protection through the issuance of financial guaranty insurance policies and credit default swaps. Financial guaranty insurance provides an unconditional and irrevocable guaranty to the holder of a debt obligation of full and timely payment of principal and interest. In the event of a default under the obligation, the insurer has recourse against the issuer and/or any related collateral (which is more common in the case of insured asset-backed obligations or other non-municipal debt) for amounts paid under the terms of the policy. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or pools of specified securities. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a referenced security. Credit derivatives typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guaranty insurance. The companies’ underwriting policies limit the companies to providing credit protection only on obligations or referenced securities that it determines would be of investment-grade quality without the benefit of credit enhancement provided by the companies through their issuance of insurance policies and credit default swaps.

          XLFA is incorporated in Bermuda and is registered as a Class 3 insurer under The Insurance Act of 1978. XLFA is primarily engaged in the business of providing reinsurance of financial guaranty insurance policies and credit default swaps issued by XLCA and certain other triple-A-rated financial guaranty primary insurance companies, primarily Financial Security Assurance Inc., a New York domiciled financial guaranty insurance company and wholly owned subsidiary of FSAH, and to certain other non-affiliated companies. Refer to Note 5 for a further discussion of XLFA’s relationship with FSAH.

          XLCA, XLCA-UK and XLFA all have triple-A financial strength ratings from Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Inc.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

2.	Summary of Significant Accounting Policies

          Basis of Presentation

          The accompanying combined financial statements present the historical combined financial position, results of operations and cash flows of the Company. These combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounting policies requiring significant estimates relate to DAC, investments and reserves, as discussed in this note.

          These combined financial statements include the assets, liabilities, operating results and cash flows of the Company and have been prepared using the historical bases for assets and liabilities and the historical results of operations of the Combined Entities. For all periods presented, certain expenses reflected in the financial statements include allocations of corporate expenses incurred by XL Capital related to general and administrative services provided to the Company. These expenses were allocated based on estimates of the cost incurred by XL Capital to provide these services to the Company. Management believes that the methods used to estimate the costs allocated to the company are reasonable. All intercompany accounts and transactions have been eliminated. However, these results do not necessarily represent what the historical combined financial position, results of operations and cash flows of the Company would have been if the Company had been a separate and stand-alone entity during the periods presented.

          Investments

          All of the Company’s investments in fixed-maturity securities are considered available-for-sale and accordingly are carried at fair value. The fair value of investments is based on quoted market prices received from a nationally recognized pricing service or on dealer quotes. The net unrealized appreciation or depreciation on investments, net of deferred federal income tax, is included in accumulated other comprehensive income (loss). Any unrealized depreciation in value considered by management to be other-than-temporary is charged to income in the period that such determination is made.

          At the end of each accounting period, the Company reviews unrealized losses on its investment securities to identify declines in fair value that are other-than-temporary. This review involves consideration of several factors including (i) the time period during which the security has been in a continuous unrealized loss position, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support, as applicable, of the securities in question and (v) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company concludes that a decline in fair value is other-than-temporary, the cost of the security is written down to fair value and a corresponding loss is realized in the period such determination is made. For the years ended December 31, 2005, 2004 and 2003, there were no declines in fair value deemed to be other-than-temporary.

          With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, general market conditions and assessing value relative to other comparable securities.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

          Bond discounts and premiums are amortized on the effective yield method over the remaining terms of securities acquired. For mortgage-backed securities, and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in income.

          Short-term investments comprise securities with maturities equal to or greater than 90 days but less than one year at time of purchase. Cash equivalents include fixed-interest and money market fund deposits with a maturity of less than 90 days when purchased.

          All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of fixed-maturity securities are determined on the basis of specific identification. Investment income is recognized when earned.

          The Company’s policy is to not invest in obligations which it insures, and there were no such obligations included in our investment portfolio of December 31, 2005 or 2004.

          Other Invested Assets

          Other invested assets consist of certain notes acquired in connection with the satisfaction of a claim resulting from the default of an insured obligation – see Note 12. Income on such notes is recognized based on the effective yield method. Under the effective yield method, the excess of all cash flows expected from the notes at acquisition over the Company’s initial investment in the notes is recognized as interest income on a level-yield basis over the expected life of the notes. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the notes’ yield over its expected remaining life. Decreases in cash flows expected to be collected will be recognized as impairments and will be reflected in the accompanying combined statement of operations under the caption “Net realized losses on investments.”

          Premium Revenue Recognition

          Premiums charged in connection with the issuance of our guaranties are received either upfront or in installments. Such premiums are recognized as written when due. Installment premiums written are earned ratably over the installment period, generally one to three months. Upfront premiums written are earned in proportion to the expiration of the related risk. The methodology employed to earn upfront premiums requires that such premiums be apportioned to individual sinking fund payments of a bond issue according to the bond issue’s amortization schedule. The apportionment is based on the ratio of the principal amount of each sinking fund payment to the total principal amount of the bond issue. After the premium is allocated to each scheduled sinking fund payment, such allocated premium is earned on a straight-line basis over the period of that sinking fund payment. Deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk or principal of insured obligations. For both upfront and installment policies, ceded premium expense is recognized in earnings in proportion to and at the same time the related premium revenue is recognized.

          In addition, when an insured issue is retired early, is called by the issuer or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to the Company. Premiums earned for the years ended December 31, 2003, 2004, and 2005 include $13.3 million, $6.0 million and $14.8 million, respectively, related to refunded and called bonds.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

          Fee Income and Other

    The Company collects advisory and structuring fees in connection with certain transactions. Depending upon the type of fee received, the fee is either earned when services are rendered or deferred and earned over the life of the related transaction. Termination fees are earned when due and are included in the accompanying statements of operations under the caption “Fee Income and Other.” Structuring, waiver and consent, and commitment fees are included in the accompanying combined statements of operations as premiums and earned on a straight-line basis over the life of the related transaction.

          Losses and Loss Adjustment Expenses

          The financial guaranties issued by the Company insure scheduled payments of principal and interest due on various types of financial obligations against default by the issuers of such obligations. Reserves for losses and loss adjustment expenses on such business are established by the Company’s management based on recommendations from its Loss Reserve Committee, which is comprised of members of senior management. Establishment of such reserves requires the use of judgment and estimates with respect to the occurrence and amount of a loss on an insured obligation. Reserves for losses and loss adjustment expenses in the accompanying combined balance sheets are reflected before the effect of ceded reinsurance.

          The Company establishes two types of reserves for losses and loss adjustment expenses for: case basis reserves and unallocated reserves. Case basis reserves on direct financial guaranty business written are established by the Company with respect to a specific insurance policy upon receipt of a claim notice from an insured or when management determines that (i) a claim is probable in the future with respect to such policy based on specific credit events that have occurred and (ii) the amount of the ultimate loss that the Company will incur under such policy can be reasonably estimated. The amount of the case basis reserve with respect to any policy is based on the net present value of the expected ultimate loss and loss adjustment expense payments that the Company expects to make with respect to such policy, net of expected recoveries under salvage and subrogation rights. Case basis reserves are generally discounted based on the yield of the Company’s fixed-income portfolio. The Company believes this yield is an appropriate rate to discount its reserves because it reflects the rate of return on the assets supporting such business. When a case basis reserve is established for an insured obligation whose premium is paid on an upfront basis, the Company continues to record premium earnings on such policy over its remaining life, unless the Company has recorded a full limit loss with respect to such policy, in which case, the remaining unearned premium relating thereto is immediately reflected in earnings. With respect to installment premium business, case basis reserves are reduced by the future amount of installment premium expected to be collected.

          A number of variables are considered when establishing a case basis reserve on an individual policy. These variables include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured, the projected cash flow or market value of any assets that collateralize or secure the insured obligation and the historical and projected loss rates on such assets. Other factors that may affect the actual ultimate loss on a policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral.

          Case basis reserves on financial guaranty reinsurance assumed are generally established upon notification from ceding companies, which is generally on a one month lag. The Company’s reinsurance contracts require ceding companies to submit monthly statements of premium and loss activity for the period, as well as information regarding the performance of reinsured contracts. Based on the Company’s evaluation of the loss activity on the monthly statements received from ceding companies, the Company may establish case reserves greater than those reported by the ceding company.

          In addition to case basis reserves, the Company maintains an unallocated loss reserve for expected losses inherent in its in-force business, which is estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by the Company is in accordance with

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. The methodology applied is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern (or the expected pattern of the expiration of risk on in-force policies). In accordance with the Company’s accounting policy, the unallocated reserve is increased each quarter by applying the initial expected loss ratio to earned premium for the period and adjusted each quarter to reflect the expected loss emergence pattern (or the expected pattern of the expiration of risk on in-force policies). The expected loss emergence pattern is periodically analyzed as part of the Company’s review of the overall adequacy of the unallocated loss reserve.

          The Company’s selection of an initial expected loss ratio and loss emergence pattern considers the characteristics of the Company’s in-force financial guaranty insurance and reinsurance business, as well as its actual loss experience and that of the industry. On a periodic basis, the Company compares its selected initial expected loss ratio to its actual loss experience, as well as to industry loss experience, and will adjust its selected initial expected loss ratio as considered necessary to ensure that such ratio continues to be appropriate for the risks inherent in its in-force business. In addition, the Company adjusts or realigns the expected loss emergence pattern on a periodic basis, as considered necessary, to better correlate with the underlying changes in the Company’s in-force business (for example, changes in the average life of in-force business resulting from changes in the mix of business and risk on par expiration).

          The Company’s unallocated loss reserve is established on an undiscounted basis. The Company’s unallocated loss reserve represents management’s best estimate of losses that will be incurred as a result of credit deterioration in the Company’s in-force business but which have not yet been specifically identified.

          The Company updates its estimates of losses and loss adjustment expense reserves quarterly. Loss assumptions used in computing reserves for losses and loss adjustment expenses are updated periodically for emerging experience, and any resulting changes in reserves are recorded as a charge or credit to earnings in the period such estimates are changed. While management believes that the Company’s reserves for losses and loss adjustment expenses are adequate to cover the Company’s ultimate net cost of claims, due to the inherent uncertainties of estimating reserves for loss and loss adjustment expenses, actual experience may differ from the estimates reflected in the Company’s combined financial statements, and the differences may be material. See Note 12 for additional information regarding the Company’s reserves for losses and loss adjustment expenses.

          The Company’s loss reserving policy, described above, is based on guidance provided in SFAS 60, “Accounting and Reporting by Insurance Enterprises,” SFAS 5, “Accounting for Contingencies” and analogies to Emerging Issues Task Force (EITF) 85-20, “Recognition of Fees for Guaranteeing a Loan.” SFAS 60 requires that, for short-duration contracts, a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, be accrued when insured events occur. Additionally, SFAS 5, requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

          Although SFAS 60 provides guidance to insurance enterprises, the Company does not believe SFAS 60 comprehensively addresses the unique attributes of financial guaranty insurance contracts, as the standard was developed prior to the maturity of the financial guaranty industry. SFAS 60 provides guidance with respect to insurance contracts that are either short-duration or long-duration in nature. Financial guaranty contracts typically have attributes of both and, therefore, are difficult to classify as either. For instance, financial guaranty contracts are reported for regulatory purposes as property and liability insurance, normally considered short-duration, but have elements of long-duration contracts in that they are irrevocable and extend over a period that may be in excess of 30 years.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

          The Company believes its loss reserving policy reflects the requirements of applicable accounting literature, as well as the fact that financial guaranty losses occur over time as a result of credit deterioration, operational difficulties of the insured obligor or fraud, which may not be specifically detected when they occur but which can be generally estimated across a portfolio of insured obligations based on the credit quality and nature of the portfolio and historical default data. The Company does, however, recognize premium revenue and policy acquisition costs in a manner consistent with the guidance provided in SFAS 60 for short-duration contracts. If the Company and the rest of the financial guaranty industry were required to classify its insurance contracts as either short-duration or long-duration or if new specific guidance for financial guaranty insurance emerges, different methods of accounting could apply with respect to loss reserving and liability recognition, and possibly extend to premium revenue and policy acquisition cost recognition. Additionally, there are differences in the methodology and measurement of loss reserves followed by other financial guaranty companies.

          In June 2005, at the request of the Securities and Exchange Commission, the Financial Accounting Standards Board (“FASB”) added a project to their agenda to review and provide guidance for the accounting for financial guaranty insurance contracts under which it will consider claims liability recognition, premium recognition, and the related amortization of deferred policy acquisition costs. The Company will continue to apply the accounting policies noted herein until further guidance is provided by the FASB.

          Deferred Acquisition Costs and Deferred Ceding Commission

          Policy acquisition costs include those expenses that primarily relate to, and vary with, the production of new business. The Company periodically conducts a study to estimate the amount of operating costs that are acquisition costs. These costs include direct and indirect expenses related to underwriting, marketing and policy issuance, rating agency fees and premium taxes, and are reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs are deferred and amortized over the period in which the related premiums are earned.

          The Company will recognize a premium deficiency if the sum of expected losses and loss adjustment expenses, maintenance costs and unamortized policy acquisition costs exceed the related unearned premiums, the anticipated present value of future premiums under installment contracts written, and anticipated investment income. If the Company was to have a premium deficiency that is greater than unamortized acquisition costs, the unamortized acquisition costs would be reduced by a charge to expense, and a liability (if necessary) would be established for any remaining deficiency. For the years ended December 31, 2005, 2004, and 2003, there have been no premium deficiencies. For policies reinsured with third parties the Company receives ceding commissions to compensate for acquisition costs incurred. The Company nets ceding commissions received against deferred acquisition costs and earns these ceding commissions over the period in which the related premiums are earned.

          If an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining net amount of DAC with respect to such insured issue is recognized at such time.

          Reinsurance

          In the normal course of business, the Company purchases reinsurance coverage principally to increase aggregate capacity, manage its risk guidelines and to reduce the risk of loss on its in-force business. Reinsurance premiums ceded are earned on a pro-rata basis over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded which is applicable to the unexpired term of reinsured policies in-force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for any estimated uncollectible reinsurance.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

          Intangible Assets - Acquired Licenses

          XLCA’s licenses to conduct financial guaranty insurance business in 45 states of the United States were acquired as part of its acquisition of The London Assurance of America, Inc. (“LAA”) in 2001. Under SFAS 142, the recoverability of the carrying value of these intangible assets are evaluated annually for impairment based on a review of forecasted discounted cash flows and by referencing other available information. As of December 31, 2005 and 2004, there were no adjustments to the carrying value of intangible assets resulting from these evaluations.

          Income Taxes

          The Company utilizes the asset and liability method of accounting for income taxes. Deferred federal income taxes are provided for temporary differences between the tax and financial reporting basis of assets and liabilities that will result in deductible or taxable amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. A valuation allowance is recorded if it is more likely than not that all, or some portion, of the benefits related to deferred tax assets will not be realized.

          Derivative Instruments

          Credit default swaps issued by the Company meet the definition of a derivative under FASB Statement of Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by SFAS No. 149. Credit default swaps are recognized at fair value and recorded in either assets or liabilities in the accompanying combined balance sheet. The Company intends to hold these derivative instruments until maturity.

          The fair value of credit default swaps is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value. Other elements of the change in fair value are based upon pricing established at the inception of the contract, as well as events triggering loss payments under the contracts by the Company.

          Changes in the fair value of credit default swaps attributable to earnings from premiums received by the Company from the issuance of such contracts are recorded in the line item caption entitled “premium” in the accompanying combined statement of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such contracts are recorded in the line item caption entitled “net losses and loss adjustment expenses” in the accompanying combined statement of operations, and the remaining components of the change in fair value of credit defaults swaps, which are attributable to the market and other factors discussed above, are recorded in the line item caption entitled “net realized and unrealized gains (losses) on credit derivatives” in the accompanying combined statement of operations. This presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments.

          Variable Interest Entities

          The Company insures obligations issued by variable interest entities (“VIEs”) in the ordinary course of the Company’s business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to charge fees for specified services or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through VIEs. In synthetic transactions, the Company guaranties payment obligations of counterparties, including VIEs,

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of these VIEs for premiums at market rates but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. These financial guaranty insurance contracts represent variable interests held by the Company in VIEs.

          In underwriting financial guaranty insurance, the Company generally requires that guarantied obligations be investment-grade prior to the provision of credit enhancement. Typically, in the case of asset-backed securities and other structured obligations, such investment grade ratings are based upon subordination, cash reserves and other structural protections. Consequently, the Company has determined that it is not the primary beneficiary of any VIEs in which it holds a variable interest. Accordingly, these VIEs are not consolidated.

          Recent Accounting Pronouncements

          In March 2005, the FASB issued FASB Staff Position (“FSP”) FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46(R) (“FSP FIN 46(R)-5”), which requires an enterprise to consider whether it holds an implicit variable interest in a VIE and what effect this may have on the calculation of expected losses and residual returns of the VIE and the determination of which party, if any, is considered the primary beneficiary of the VIE. FSP FIN 46(R)-5 was effective for the first reporting period beginning after March 3, 2005 and did not have a material impact on the Company’s financial condition or results of operations.

          In November 2005, the FASB issued FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments to finalize the guidance which was initially provided in EITF 03-1, on (1) when an investment is considered impaired, (2) whether that impairment is “other-than-temporary,” (3) how to measure the impairment loss, and (4) disclosures related to impaired securities. Because of concerns about the application of EITF 03-1’s guidance that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of EITF 03-1’s guidance. This FSP now officially nullifies EITF 03-1’s guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area. The FSP generally carries forward EITF 03-1’s guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. The guidance is applicable as of January 1, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations.

3.	Investments

          The Company’s primary investment objective is the preservation of capital through maintenance of high-quality investments with adequate liquidity. A secondary objective is optimizing long-term, after-tax returns.

          The amortized cost and fair value of investments as of December 31, 2005 and 2004 are as follows:

XL Financial Guaranty Companies Notes to Combined Financial Statements December 31, 2005, 2004 and 2003

	December 31, 2005

(U.S. Dollars in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed maturities
Mortgage and asset backed securities	$585,998	$709	$(11,678)	$575,029
U.S. Government and government agencies	469,053	1,438	(6,538)	463,953
Corporate	268,708	1,455	(5,307)	264,856
Non-U.S. sovereign government	9,678	154	(234)	9,598
U.S. states and political subdivisions of the states	2,638	1	(46)	2,593

Total fixed maturities	$1,336,075	$3,757	$(23,803)	$1,316,029

Short-term investments
Total short-term investments	$31,015	$12	$(216)	$30,811

	December 31, 2004

(U.S. Dollars in thousands)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed maturities
Mortgage and asset backed securities	$423,731	$2,212	$(4,051)	$421,892
U.S. Government and government agencies	308,233	1,904	(742)	309,395
Corporate	307,556	3,677	(2,113)	309,120
Non-U.S. sovereign government	9,734	126	(68)	9,792
U.S. states and political subdivisions of the states	417	10	—	427

Total fixed maturities	$1,049,671	$7,929	$(6,974)	$1,050,626

Short-term investments
Total short-term investments	$106,926	$31	$(378)	$106,579

          Fixed-maturity investments with an amortized cost and fair value of $6.6 million and $6.2 million and $7.0 million and $6.8 million at December 31, 2005 and 2004, respectively, were on deposit with various regulatory authorities as required by insurance laws.

          The change in net unrealized gains (losses) consists of:

	Years Ended December 31,

(U.S. Dollars in thousands)	2005	2004	2003

Fixed-maturity securities	$(21,001)	$(2,233)	$2,573
Short-term investments	143	(375)	(12)

Change in net unrealized gains (losses)	$(20,858)	$(2,608)	$2,561

          Proceeds from sales of fixed maturities and short-term investments for the years ended December 31, 2005, 2004 and 2003 were $860.5 million, $2,713.1 million and $772.5 million, respectively.

          The amortized cost and fair value of bonds at December 31, 2005 and 2004 by contractual maturity are shown below. Actual maturity may differ from contractual maturity because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

XL Financial Guaranty Companies Notes to Combined Financial Statements December 31, 2005, 2004 and 2003

	December 31, 2005

(U.S. Dollars in thousands)	Amortized Cost	Fair Value

Due after one through five years	$479,956	$472,033
Due after five through ten years	235,540	232,401
Due after ten years	34,581	36,566

	750,077	741,000
Mortgage and asset backed securities	585,998	575,029

Total	$1,336,075	$1,316,029

	December 31, 2004

(U.S. Dollars in thousands)	Amortized Cost	Fair Value

Due after one through five years	$343,741	$342,991
Due after five through ten years	252,711	254,186
Due after ten years	29,488	31,557

	625,940	628,734
Mortgage and asset backed securities	423,731	421,892

Total	$1,049,671	$1,050,626

          The gross realized gains and gross realized losses for the years ended December 31, 2005, 2004 and 2003 were $5.3 million, ($2.0) million; $8.9 million and ($9.1 million); and $41.2 million and ($37.6) million, respectively.

          Net investment income is derived from the following sources:

(U.S. Dollars in thousands)	2005	2004	2003

Fixed maturities, short-term investments and cash equivalents	$52,781	$37,183	$23,445
Less: Investment expenses	(1,621)	(1,437)	(691)

Net investment income	$51,160	$35,746	$22,754

          The Company has gross unrealized losses on securities which it considers to be temporary impairments. Such individual security positions have been evaluated by management, based on specific criteria, to determine if these impairments should be considered other-than-temporary. These criteria include an assessment of the severity and length of time securities have been impaired, along with management’s ability and intent to hold the securities to recovery, among other factors.

          The following tables present the aggregate gross unrealized losses and fair value by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2005 and 2004, respectively:

XL Financial Guaranty Companies Notes to Combined Financial Statements December 31, 2005, 2004 and 2003

	December 31, 2005

	Less than 12 months		12 months or more		Total

(U.S. Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Description of securities
Mortgage and asset-backed securities	$225,179	$3,846	$244,632	$7,841	$469,811	$11,687
U.S. Government and government agencies	352,657	4,456	82,271	2,210	434,928	6,666
Corporate	139,192	2,031	91,972	3,355	231,164	5,386
U.S states and political subdivisions	410	—	1,804	45	2,214	45
Non-U.S. sovereign government	—	—	8,445	234	8,445	234

Total fixed maturities and short-term investments	$717,438	$10,333	$429,124	$13,685	$1,146,562	$24,018

	December 31, 2004

	Less than 12 months		12 months or more		Total

(U.S. Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Description of securities
Mortgage and asset-backed securities	$231,181	$4,299	$1,801	$62	$232,982	$4,361
U.S. Government and government agencies	378,073	787	—	—	378,073	787
Corporate	164,601	2,119	—	—	164,601	2,119
U.S states and political subdivisions	1,831	17	—	—	1,831	17
Non-U.S. sovereign government	4,916	68	—	—	4,916	68

Total fixed maturities and short-term investments	$780,602	$7,290	$1,801	$62	$782,403	$7,352

4.       Segments

          The Company’s business activities are organized and managed in two operating segments: financial guaranty insurance and financial guaranty reinsurance. These segments are managed separately because they provide different products or services to different customers, are subject to different regulation, require different strategies and have different technology requirements.

          Products comprising the financial guaranty insurance segment primarily include financial guaranty insurance of public finance and structured finance debt securities and credit default swaps. Products comprising the reinsurance segment primarily include reinsurance of financial guaranty insurance products issued by financial guaranty insurance companies. Refer to Note 1 and Note 11 for additional information with regard to the products offered by the Company’s operating segments.

          Set forth in the table below is certain financial information with respect to the Company’s operating segments as of and for each of the years ended December 31, 2005, 2004 and 2003. Except for various allocations discussed below, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on underwriting profit or loss before income taxes, nonrecurring items (e.g. items of an unusual or infrequent nature), and inter-segment transactions. Certain costs and operating expenses are allocated to each of the segments based on: (i) a review of the nature of such costs, and (ii) time studies analyzing the amount of employee compensation costs incurred by each segment.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

	2005

(U.S. Dollars in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Gross premiums written	$233,269	$—	$233,269
Reinsurance premiums assumed	—	52,170	52,170

Total premiums written	233,269	52,170	285,439
Ceded premiums written	(40,527)	—	(40,527)

Net premiums written	192,742	52,170	244,912
Change in net deferred premium revenue	(72,159)	(20,914)	(93,073)

Net premiums earned	120,583	31,256	151,839
Fee income and other	750	—	750
Net losses and loss adjustment expenses	25,369	652	26,021
Acquisition costs	4,664	7,567	12,231
Operating expenses	59,434	8,187	67,621

Underwriting profit	$31,866	$14,850	$46,716

	2004

(U.S. Dollars in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Gross premiums written	$232,541	$—	$232,541
Reinsurance premiums assumed	—	44,021	44,021

Total premiums written	232,541	44,021	276,562
Ceded premiums written	(8,123)	—	(8,123)

Net premiums written	224,418	44,021	268,439
Change in net deferred premium revenue	(138,977)	(13,181)	(152,158)

Net premiums earned	85,441	30,840	116,281
Fee income and other	100	—	100
Net losses and loss adjustment expenses	17,099	4,175	21,274
Acquisition costs	1,932	6,327	8,259
Operating expenses	48,071	10,324	58,395

Underwriting profit	$18,439	$10,014	$28,453

	2003

(U.S. Dollars in thousands)	Financial Guaranty Insurance	Financial Guaranty Reinsurance	Total

Gross premiums written	$260,321	$—	$260,321
Reinsurance premiums assumed	—	59,131	59,131

Total premiums written	260,321	59,131	319,452
Ceded premiums written	(67,414)	—	(67,414)

Net premiums written	192,907	59,131	252,038
Change in net deferred premium revenue	(125,449)	(23,517)	(148,966)

Net premiums earned	67,458	35,614	103,072
Fee income and other	1,412	1,909	3,321
Net losses and loss adjustment expenses	10,216	9,822	20,038
Acquisition costs	695	6,081	6,776
Operating expenses	44,892	6,827	51,719

Underwriting profit	$13,067	$14,793	$27,860

Underwriting profit is reconciled to net income available to common shareholders as follows:

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

(U.S. Dollars in thousands)	2005	2004	2003

Underwriting profit	$46,716	$28,453	$27,860
Net investment income	51,160	35,746	22,754
Net realized (losses) gains on investments	(3,221)	(178)	3,621
Net realized and unrealized gains (losses) on credit derivatives	(6,681)	12,687	15,606

Net income before income tax	87,974	76,708	69,841
Income tax expense (benefit)	(1,277)	1,920	(955)

Net income	$89,251	$74,788	$70,796

Preference share dividends	8,805	15,934	9,491

Net income available to common shareholders	$80,446	$58,854	$61,305

5.	Redeemable Preferred Shares

          XLFA was formed as part of an investment venture between XL Capital and FSAH. FSAH is a holding company whose primary operating subsidiary, Financial Security Assurance Inc. (“FSA”), is considered to be the third largest monoline financial guaranty insurance company in the financial guaranty industry.

          XLFA was initially capitalized through a series of transactions which concluded on February 3, 1998 and resulted in the issuance by XLFA of 150 of its common shares to XL Insurance (Bermuda) Ltd (“XLI”), an indirect wholly owned subsidiary of XL Capital, in exchange for $85 million and the issuance of 850 Series A Redeemable Preferred Shares to wholly owned subsidiaries of FSAH in exchange for $15 million. On December 6, 2000, XLFA issued an additional 213 Series A Redeemable Preferred Shares to wholly owned subsidiaries of FSAH in exchange for $24 million and 1207 common shares to XLI in exchange for $136 million. On December 7, 2004, XLFA issued an additional 392 common shares to XLI in exchange for $125 million. Pursuant to its corporate by-laws each share of common stock of XLFA is entitled to 3 votes with respect to matters requiring a vote of shareholders and each share of the Series A Redeemable Preferred Shares are entitled to 1 vote. Accordingly, at December 31, 2005 holders of the Series A Redeemable Preferred Shares as a group had approximately a 5% voting interest in XLFA, whereas the holders of common shares had an approximate 95% voting interest. Also, in accordance with XLFA’s by-laws the Series A Redeemable Preferred Shares are cumulative and are entitled to a 5% fixed annual dividend and a participating dividend according to a formula that provides for a dividend based on the financial guaranty company industry average for dividends paid. For the years ended December 31, 2005, 2004 and 2003, XLFA paid total dividends to the holders of its Series A Redeemable Preferred Shares $7.5 million, $14.1 million and $6.6 million, respectively.

          At any time, the Series A Redeemable Preferred Shares are redeemable by XLFA, in whole but not in part, at its sole option at a redemption price equal to the sum of (i) the fair market value of such Series A Redeemable Preferred Shares, subject to a maximum calculated rate of return of 19% (the “CAP”) and to a minimum calculated rate of return of 8% (the “Floor”), plus (ii) the excess, if any, of (i) a preferred percentage of XLFA’s earnings, if any, in the fiscal year in which the date of redemption occurs up to the date of the redemption, as calculated by XLFA over (ii) total dividends paid to the Series A Redeemable Preferred shareholders in such fiscal year; provided that the sum of the accreted value of all distributions to Series A Redeemable Preferred shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. At any time after the tenth anniversary of the date of the initial issue, the Series A Preferred Shares are redeemable in whole but not in part at the election of the Series A Preferred Shareholders at their sole option at a redemption price equal to fair market value provided that the sum of the accreted value of all distributions to Series A Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. The fair market value for redemption

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

purposes shall be determined by mutual agreement of both the shareholders of the Series A Redeemable Preferred Shares and XLFA’s common stock. XLFA estimates the redemption price at the end of each reporting period and accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method. For the years ended December 31, 2005, 2004 and 2003, XLFA recorded redemption premium of $1.8 million, $1.8 million and $2.8 million, respectively, which is reflected in the accompanying statements of operations in the line item caption entitled “Preference share dividends.” At December 31, 2005 and 2004, a liability for accrued redemption premium of $11.5 million and $9.7 million, respectively, is reflected in the accompanying combined balance sheets in “Additional paid-in capital” related to the redeemable preferred shares. The redemption value of the preferred shares as if it were redeemable at the balance sheet date was $54.0 million and $54.2 million at December 31, 2005 and 2004, respectively.

          In the event of a winding-up or dissolution of the Company whether voluntary or involuntary or for the purposes of a reorganization or otherwise, or upon any distribution of capital, the Series A Redeemable Preferred Shareholders shall be entitled, to the extent of the availability of assets of the Company and in priority to the Common Shareholders, to receive an amount (the “Dissolution Amount”) equal to the sum of (i) the amount initially paid for the Series A Redeemable Preferred Shares, (ii) additional capital contributions paid by the Series A Redeemable Preferred Shareholders, (iii) any accrued and unpaid Fixed Dividends and (iv) the preferred percentage of residual Earnings of the Company, if any in the fiscal year in which winding-up or dissolution occurs, less the Total Dividends previously paid to the holders of the Series A Preferred Shares in respect of such fiscal year and (v) 13% of the cumulative undistributed residual earnings of the Company from inception of the Company through the end of the fiscal year preceding the year in which the winding-up or dissolution occurs provided that the Series A Redeemable Preferred Shareholders shall not be entitled to any further or other right of participation in the assets of the Company.

6.	XLFA Capital Facility

          In December 2004, XLFA entered into a put option agreement and an expense reimbursement agreement (the “Asset Trust Expense Reimbursement Agreement”) with Twin Reefs Asset Trust (the “Asset Trust”). The put option agreement provides XLFA with the irrevocable right to require the Asset Trust at any time and from time to time to purchase the Company’s non-cumulative perpetual Series B Preferred Shares with an aggregate liquidation preference of up to $200 million. XLFA is obligated to reimburse the Asset Trust for certain fees and ordinary expenses. To the extent that any Series B Preferred Shares are put to the Asset Trust and remain outstanding, a corresponding portion of such fees and ordinary expenses will be payable by XLFA pursuant to the Asset Trust Expense Reimbursement Agreement. The put option agreement is perpetual but would terminate on delivery of notice by XLFA on or after December 10, 2009, or under certain defined circumstances, such as the failure of XLFA to pay the put option premium when due or bankruptcy. The put option is recorded at fair value with changes in fair value recognized in earnings under the caption in the statements of operations entitled “Net realized and unrealized gains (losses) on credit derivatives.” The impact on earnings of the fair value adjustments related to the put option for the years ended December 31, 2005 and 2004 were $2.3 million and $0.1 million, respectively.

          XLFA’s Series B Preferred Shares were created in conjunction with the establishment of the Asset Trust. The Series B Preferred Shares are non-cumulative redeemable perpetual preferred shares with a par value of $120 per share. The Series B Preferred Shares rank prior to XLFA’s common and Series A Redeemable Preferred Shares (see Note 5) and have a liquidation preference of $100,000 each. In the event that XLFA exercises its put option to the Asset Trust and the Series B preferred shares are issued, the holders of outstanding Series B Preferred Shares shall be entitled to receive, in preference to the holders of XLFA’s common and Series A Redeemable Preferred Shares, cash dividends at a percentage rate per Series B Preferred Share as follows:

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

(1)	for any Dividend Period ending on or prior to December 9, 2009, One Month LIBOR plus 1.00% per annum, calculated on an Actual/360 Basis; and

(2)	for any subsequent Dividend Period, One-Month LIBOR plus 2.00% per annum, calculated on an Actual/360 Basis.

          The holders of the Series B Preferred Shares will not be entitled to any voting rights as shareholders of XLFA and their consent will not be required for taking any corporate action. The Series B Preferred Shares may be redeemed, in whole or in part, at the option of XLFA at any time or from time to time for cash at a redemption price equal to the liquidation preference per share plus any accrued and unpaid dividends thereon to the date of redemption without interest on such unpaid dividends. However, the Series B Preferred Shares may not be redeemed, in whole or in part, at the option of the Company at any time prior to December 10, 2009.

7.	Related Party Transactions

Capital Transactions

          On December 8, 2003, XLCA received a $100.0 million capital contribution from XL Reinsurance America Inc. (“XL RE AM”), its parent company and indirect wholly owned subsidiary of XL Capital. On December 7, 2004, XLFA received a $125.0 million non-cash capital contribution from XLI in the form of investments. The capital contributions were used by XLCA and XLFA to support their continued growth and for general corporate purposes.

          Services Agreements with Affiliates

          The Company has the following services agreements with affiliates:

•

an agreement (the “XLFAS Agreement”) with XL Financial Administrative Services Inc. (“XLFAS”), whereby XLFAS provides XLCA with substantially all personnel services, as well as certain office space and furniture and equipment used by XLCA. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA in accordance with the requirements of Regulation 30 of the NYID. For the years ended December 31, 2005, 2004 and 2003, the Company incurred costs under this agreement in the amount of $47,073,940, $57,705,330, and $47,813,662, respectively, which are reflected in “operating expenses” in the accompanying combined statements of operations.

•

an agreement (the “XLFP Agreement”) with XL Financial Products Ltd. (“XLFP”), whereby XLFP provides certain services to XLCA, including: identification and analysis of business opportunities; assistance in structuring and tailoring products; marketing; and communication to XLCA of any notices or other documents which XLFP receives relating to claims or other incidents under any of the policies. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA. For the years ended December 31, 2005, 2004 and 2003, the Company incurred costs under this agreement in the amount of $438,831, $465,932, and $412,107, respectively, which are reflected in “operating expenses” in the accompanying combined statements of operations.

•

an agreement with X.L. Global Services, Inc. (“XLGS”), whereby XLGS provides XLCA various services, including: information technology support, reinsurance and retrocessional consulting and management services, as well as actuarial, finance and internal audit services. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA. For the years ended December 31, 2005, 2004 and 2003, the Company incurred costs under these agreements in the amount of $9,609,455, $6,840,423 and

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

$2,703,499, respectively, which are reflected in “operating expenses” in the accompanying combined statements of operations.

•

an agreement with certain of its U.S. affiliates, including its ultimate U.S. holding company, X.L. America, Inc. (“XLA”), whereby XLA provides XLCA with certain services including: advertising and participation on behalf of XLCA in certain regulatory mandated associations. Under the terms of this agreement, the costs of the aforementioned services are charged to XLCA. For the years ended December 31, 2005, 2004 and 2003, the Company incurred costs under these agreements in the amount of $5,765,674, $4,579,315 and $601,512 respectively, which are reflected in “operating expenses” in the accompanying combined statements of operations

•

an agreement, effective January 1, 2005, between XLCA and XL Investment Management Ltd (“XLIM”) and an agreement, effective January 1, 2004 between XLFA and XLIM, whereby XLIM provides investment management services to XLCA and XLFA. For the years ended December 31, 2005 and 2004, the Company incurred expenses of $756,121 and $397,353 under these agreements, which are reflected in “Net investment income” in the accompanying combined statements of operations.

          XLFA has its own employees and independently carries out its business and operations. As such, it does not have service agreements with XL Capital or its affiliates.

          Employee Benefit Plans

          XLA maintains a qualified defined contribution pension plan for the benefit of all eligible employees and a non-qualified deferred compensation plan for the benefit of certain employees of XLFAS and XLFA and some other subsidiaries (collectively, the “Plans”). Discretionary contributions to both Plans are based on a fixed percentage of employee contributions and compensation as defined by the Plans. Included in the costs incurred by the Company are $2,243,373, $2,071,676 and $1,561,818 for the years ended December 31, 2005, 2004 and 2003, respectively, relating to the Plans. In addition, the Company recorded expense of $1,734,090, $924,340, and $400,028 for the years ended December 31, 2005, 2004, and 2003, respectively, related to stock option grants. See Note 19.

          Reinsurance Agreements With Affiliates and Other Guaranties

          The Company has the following reinsurance agreements with affiliates (see Note 10 for additional information with regard to reinsurance with affiliates):

•

XLCA has a facultative reinsurance arrangement (the “XL Re Treaty”) with XL RE AM. Under the terms of the XL Re Treaty, XL RE AM agrees to automatically reinsure risks insured by the XLCA under financial guaranty insurance policies up to the amount necessary for the XLCA to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the terms of this agreement.

Effective January 1, 2004, XLCA commuted all the reinsurance ceded under the XL RE Treaty through December 31, 2003. The following sets forth the amounts recorded by the Company in 2004 as a result of this commutation.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

(U.S. Dollars in thousands)	As of and for the year ended December 31, 2004

Ceded premiums written	$(5,958)
Ceded premiums earned	$(848)
Ceding commission revenue	$(225)
Par exposure ceded	$(442,929)

•	XLFA has entered into the following reinsurance agreements with XLI. All of the agreements discussed below may be terminated under certain conditions, as defined in the agreements:

(a)

Effective October 1, 2001, XLFA entered into an excess of loss reinsurance agreement with XLI. This agreement covers a portion of XLFA’s liability arising as a result of losses on policies written by XLFA that are in excess of certain limits and are not covered by other reinsurance agreements. This agreement provides indemnification only for the portion of any loss covered by this agreement in excess of 10% of XLFA’s surplus, up to an aggregate amount of $500 million, and excludes coverage for liabilities arising other than pursuant to the terms of an underlying policy. The Company incurred expense in each year in the three year period ended December 31, 2005 of $500,000.

(b)

Effective August 17, 2001, XLFA entered into a facultative quota share reinsurance treaty with XLI. This treaty allows XLFA to propose to cede to XLI a portion of a risk, which risk XLI may then accept or reject in its sole discretion. Under this treaty, XLI pays XLFA a ceding commission of 30% on the premiums ceded under this treaty unless otherwise specified.

(c)

Effective December 31, 1999, XLFA entered into a facultative quota share reinsurance treaty with XLI. This treaty allows XLI to propose to cede to XLFA a portion of a risk it insured, which risk XLFA may then accept or reject in its sole discretion. Under this treaty, XLFA pays XLI a ceding commission of 12% on the premiums ceded under this treaty unless otherwise specified.

•

XLFA has entered into the following reinsurance agreements with FSA and certain of its subsidiaries and affiliates. The Company assumed 66%, 73% and 79% of its reinsurance premiums assumed for each of the years ended December 31, 2005, 2004 and 2003, respectively, from FSA and its affiliates. All of the agreements discussed below may be terminated under certain conditions, as defined in the agreements:

(a)

Effective November 3, 1998, XLFA entered into a master facultative reinsurance agreement with FSA and certain of its subsidiaries and affiliates. This agreement allows FSA, and certain of its subsidiaries and affiliates, to propose to cede a portion of a risk insured by it to XLFA, which risk XLFA may then accept or reject solely in its discretion. The ceding commission that XLFA pays FSA on the premiums ceded under this agreement is determined on a case-by-case basis. XLFA’s obligations under this agreement are guarantied by XLI.

(b)

Effective January 1, 2004, XLFA entered into a reinsurance treaty with FSA and certain of its subsidiaries and affiliates to reinsure certain policies they issued insuring the timely payment of the principal of and interest on certain asset-backed securities and pools of consumer debt obligations. The treaty was renewed on January 1, 2005.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

(c)

Effective January 1, 2004, XLFA entered into a reinsurance treaty with FSA and certain of is subsidiaries and affiliates to reinsure certain policies they issued insuring the timely payment of the principal and interest on securities and obligations that provide financing for governmental or public purpose infrastructure projects located outside of the United States and its territories, excluding certain countries. The treaty was renewed on April 1, 2005.

(d)

Effective December 20, 2001, XLFA entered into a master facultative retrocession agreement with an affiliate of FSA. This agreement allows XLFA to propose to cede a portion of a risk insured by XLFA to it, which risk FSAI may then accept or reject in its sole discretion. The ceding commission that FSAI pays XLFA on the premiums that we cede under this agreement is determined on a case-by-case basis.

•

XLFA has guarantied certain of XLI’s obligations in connection with certain transactions where XLI’s customer required such credit enhancement. Each of these transactions has a “double trigger” structure, meaning that XLFA does not have to pay a claim unless both the underlying transaction and XLI default. For each of these transactions, XLFA has entered into a reimbursement agreement with XLI, pursuant to which XLI pays XLFA a fee for providing its guaranty and XLI grants XLFA a security interest in a portion of the payments received by it from its client. As of December 31, 2005, 2004, and 2003, XLFA’s aggregate net par outstanding relating to such guaranties was $526.8 million, $529.9 million and $518.7 million, respectively.

•

Effective May 1, 2004, XLI entered into a reinsurance agreement with XLCA which unconditionally and irrevocably guaranties to XLCA the full and complete payment when due of all of XLFA’s obligations under its facultative quota share reinsurance agreement with XLCA. XLFA has assumed business from XLCA under the aforementioned agreement since December 19, 2000. The par value of in-force business ceded to XLFA under the agreement at December 31, 2005 was $72.6 billion gross ($65.7 billion net). This agreement will terminate with respect to any new business produced by XLCA and ceded pursuant to the agreement after the effective date of the Offering.

•

The Company provides financial guaranty insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC (“XLAF”), an affiliate of the Company. As of December 31, 2005 and 2004, the aggregate face amount of such investment agreements insured by the Company was $3.7 billion and $2.6 billion, respectively. In addition, the Company insures XLAF's obligations under certain derivative contracts issued and purchased by XLAF. As of December 31, 2005 the total notional value of such contracts insured was $167.8 million. For the years ended December 31, 2005, 2004 and 2003, the Company recorded earned premiums of $3,018,687, $1,974,409, and $85,138, respectively, relating to the aforementioned contracts.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

          Surplus Maintenance Agreement

          XL RE AM has contractually agreed to maintain XLCA’s statutory capital and surplus at a minimum of $75,000,000 at no cost to XLCA. This agreement has been in effect during all periods presented herein.

8.	Net Premiums Earned

Net premiums earned are comprised of:

	Year ended December 31,

(U.S. Dollars in thousands)	2005	2004	2003

Direct premiums written	$233,269	$232,541	$260,321
Reinsurance premiums assumed	52,170	44,021	59,131
Reinsurance premiums ceded	(40,527)	(8,123)	(67,414)

Net premiums written	244,912	268,439	252,038
Change in direct deferred premium revenue	(82,688)	(87,670)	(155,024)
Change in assumed deferred premium revenue	(22,805)	(13,467)	(23,704)
Change in prepaid reinsurance premiums	12,420	(51,021)	29,762

Net premiums earned	$151,839	$116,281	$103,072

9.	Deferred Acquisition Costs and Deferred Ceding Commissions

          Deferred ceding commission revenue and acquisition costs, as well as related amortization, as of and for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Combined

	Year Ended December 31,

(U.S. Dollars in thousands)	2005	2004	2003

Deferred acquisition costs, net
Beginning of year	$44,599	$17,739	$7,670
Ceding commission revenue
Ceding commission revenue deferred during the year	(11,284)	(2,140)	(18,654)
Ceding commissions amortized	7,706	10,130	9,416
Acquisition costs
Costs deferred during the year	38,508	37,259	35,499
Costs amortized	(19,937)	(18,389)	(16,192)
Deferred acquisition costs, net

End of year	$59,592	$44,599	$17,739

10.	Reinsurance

          The Company enters into ceded reinsurance arrangements principally to increase aggregate capacity, manage its risk guidelines and to reduce the risk of loss on business written or assumed. This reinsurance includes the reinsurance arrangements with affiliates that are discussed in Note 4, as well as reinsurance arrangements with non-affiliated reinsurers. Reinsurance does not relieve the Company of its obligations under its guaranties. Accordingly, the Company is still liable under its guaranties even if any or all of the reinsuring companies are unable to meet their obligations to the Company, or contest such obligations. The Company regularly monitors the financial condition of its reinsures. For the years ended December 31, 2005, 2004, and 2003 there were no amounts provided by the Company for uncollectible reinsurance recoverable. The following tables set forth certain amounts ceded to affiliate and non-affiliate reinsurers as of and for the years ended December 31, 2005, 2004 and 2003. The affiliated amounts presented for 2004 do not include the effect of the commutation with XL RE AM discussed in Note 4.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

          Primary insurers may require collateral or letters of credit so that they can receive reinsurance credit under certain U.S. state laws. In addition, under certain reinsurance treaties, collateral or letters of credit in favor of our ceding insurers may be required in the event of a downgrade in our credit rating or other event that would result in the reinsurance credit provided by us to our primary insurers being diminished.

          XL Capital has established a letter of credit facility with a syndicate of commercial banks. Letters of credit issued under this facility are unsecured. Pursuant to this facility XL Capital issued letters of credit for the benefit of primary companies reinsured by, and on behalf of, the Company in the amount of $158.7 million and $127.9 million as of December 31, 2005 and 2004, respectively. For the years ended December 31, 2005, 2004, and 2003, XL Capital charged the Company for the cost of such letters of credit in the amount of $1.6 million, $0.5 million, and $0.1 million, respectively.

	2005

(U.S. Dollars in thousands)	Affiliate	Non-Affiliate	Total

Year Ended December 31
Ceded premiums written	$23,837	$16,690	$40,527
Ceded premiums earned	16,894	11,213	28,107
Ceding commission revenue	4,895	2,811	7,706
Ceded losses and loss adjustment expenses	7,761	3,491	11,252

At December 31
Par exposure ceded	$4,405,870	$4,428,175	$8,834,045
Reinsurance balances recoverable on unpaid losses	64,476	4,741	69,217

	2004

(U.S. Dollars in thousands)	Affiliate	Non-Affiliate	Total

Year Ended December 31
Ceded premiums written	$(10,061)	$18,184	$8,123
Ceded premiums earned	51,357	7,787	59,144
Ceding commission revenue	8,420	1,710	10,130
Ceded losses and loss adjustment expenses	50,034	(646)	49,388

At December 31
Par exposure ceded	$3,012,944	$4,076,577	$7,089,521
Reinsurance balances recoverable on unpaid losses	58,167	2,747	60,914

	2003

(U.S. Dollars in thousands)	Affiliate	Non-Affiliate	Total

Year Ended December 31
Ceded premiums written	$53,429	$13,985	$67,414
Ceded premiums earned	28,682	8,970	37,652
Ceding commission revenue	7,565	1,850	9,415
Ceded losses and loss adjustment expenses	3,772	293	4,065

At December 31
Par exposure ceded	$6,225,000	$1,250,060	$7,475,060
Reinsurance balances recoverable on unpaid losses	8,354	3,046	11,400

11.	Outstanding Exposure and Collateral

          Financial guaranty insurance policies issued by the Company and assumed pursuant to reinsurance arrangements guaranty the timely payment of principal and interest on insured obligations. Credit default swaps issued by the Company guaranty the payment of the notional amounts of referenced

XL Financial Guaranty Companies Notes to Combined Financial Statements December 31, 2005, 2004 and 2003

securities. The net exposure retained on any risk guarantied or reinsured by the Company is subject to the Company’s underwriting guidelines and regulatory risk limitations. The Company’s in-force business is diversified both domestically and internationally, across multiple industries and by type of obligations guarantied. The Company’s total exposure, before reinsurance, to principal (or “par”) amounts insured and notional amounts guarantied as of December 31, 2005 and 2004 was $90.7 billion and $74.0 billion, respectively. The Company’s total exposure, before reinsurance, to principal and interest amounts insured and notional amounts guarantied as of December 31, 2005 and 2004 was $135.3 billion and $108.1 billion, respectively.

          The following tables present certain information with respect to the par amounts insured and notional amounts guarantied by the Company at December 31, 2005 and 2004, before and after reinsurance (or on a “gross” and “net” basis, respectively):

	2005			2004

(U.S. Dollars in billions)	Gross	Net	% of Net	Gross	Net	% of Net

Risk Classes—Par Exposure
Public finance obligations	$37.7	$34.1	41.7%	$27.4	$24.0	35.8%
Structured single risks	24.1	20.9	25.5%	15.8	13.9	20.8%
Asset-backed obligations	14.2	12.2	14.9%	20.5	18.7	28.0%
Collateralized debt obligations	14.7	14.7	17.9%	10.3	10.3	15.4%

Total	$90.7	$81.9	100.0%	$74.0	$66.9	100.0%

          The par amounts insured as of December 31, 2005 and 2004 and the terms of maturity are as follows:

	2005

	Public Finance		Non-Public Finance

(U.S. Dollars in billions)	Gross	Net	Gross	Net

Years to Maturity - Par Exposure
0 to 5 years	$1.1	$1.1	$12.4	$10.6
5 to 10 years	3.1	2.9	12.5	11.2
10 to 15 years	4.7	4.3	6.0	5.8
15 to 20 years	8.2	7.3	2.5	2.3
20 years and beyond	20.6	18.5	19.6	17.9

Total	$37.7	$34.1	$53.0	$47.8

	2004

	Public Finance		Non-Public Finance

(U.S. Dollars in billions)	Gross	Net	Gross	Net

Years to Maturity - Par Exposure
0 to 5 years	$0.7	$0.7	$9.6	$8.8
5 to 10 years	1.6	1.5	12.1	10.8
10 to 15 years	3.2	2.7	4.9	4.7
15 to 20 years	4.7	3.7	2.1	2.0
20 years and beyond	17.2	15.4	17.9	16.6

Total	$27.4	$24.0	$46.6	$42.9

          The Company seeks to limit its exposure to losses from writing financial guaranties through its credit approval process and by maintaining a surveillance function which monitors such transactions. Additionally, the Company seeks to mitigate credit risk by only underwriting investment-grade

XL Financial Guaranty Companies Notes to Combined Financial Statements December 31, 2005, 2004 and 2003

transactions, diversifying its portfolio and maintaining collateral requirements on asset-backed obligations, as well as through reinsurance.

          As of December 31, 2005 and 2004, par and notional amounts of the Company’s guarantied asset-backed obligations were supported by the following types of collateral:

	2005			2004

(U.S. Dollars in billions)	Gross	Net	% of Net	Gross	Net	% of Net

Asset-Backed Collateral Type—Par Exposure
Consumer assets	$11.3	$9.8	81.0%	$16.3	$14.6	78.1%
Commercial assets	2.9	2.4	19.0%	4.2	4.1	21.9%

Total	$14.2	$12.2	100.0%	$20.5	$18.7	100.0%

          As of December 31, 2005 and 2004, the Company’s in-force portfolio of guarantied risks was diversified by type of obligation as shown in the following table:

	2005			2004

(U.S. Dollars in billions)	Gross	Net	% of Net	Gross	Net	% of Net

Type of Insured Obligation—Par Exposure
General Obligation & Appropriation	$17.2	$15.1	18.4%	$11.7	$9.7	14.5%
CDO—Arbitrage Cash Flow	10.1	10.1	12.3%	7.5	7.5	11.2%
Consumer Mortgage	7.4	6.4	7.8%	11.4	10.1	15.1%
Utility—Public	8.4	7.5	9.2%	6.1	5.3	7.9%
Utility—Private	6.8	6.1	7.4%	4.8	4.7	7.0%
Transportation	6.3	6.0	7.3%	4.9	4.7	7.0%
Non-Ad Valorem	4.0	3.5	4.3%	2.8	2.4	3.6%
Auto	3.0	2.5	3.1%	4.0	3.7	5.5%
GIC	3.6	3.6	4.4%	2.5	2.5	3.7%
Future Flow	3.4	2.1	2.6%	2.5	1.2	1.8%
Commercial ABS—Other	0.6	0.6	0.7%	1.9	1.9	2.8%
CDO—Synthetic	3.5	3.5	4.3%	1.8	1.8	2.7%
Higher Education—Private	2.3	2.2	2.7%	1.6	1.5	2.2%
Pre-Insured	1.2	1.2	1.5%	1.3	1.3	1.9%
Fleet Financing	1.4	1.1	1.3%	1.0	0.9	1.3%
Bank Product	1.6	1.1	1.3%	1.1	0.9	1.3%
Credit Card	0.6	0.6	0.7%	0.6	0.6	0.9%
Other	9.3	8.7	10.7%	6.5	6.2	9.6%

Total	$90.7	$81.9	100.0%	$74.0	$66.9	100.0%

          The Company seeks to maintain a diversified portfolio of guarantied obligations designed to spread its risk across a number of geographic areas. Set forth below is the distribution of the Company’s par and notional exposures by geographic location as of December 31, 2005 and 2004:

XL Financial Guaranty Companies Notes to Combined Financial Statements December 31, 2005, 2004 and 2003

	2005			2004

(U.S. Dollars in billions)	Gross	Net	% of Net	Gross	Net	% of Net

Geographic Distribution—Par Exposure
California	$9.8	$8.7	10.7%	$8.0	$6.8	10.2%
New York	5.9	4.8	5.9%	4.9	3.9	5.8%
Florida	1.9	1.8	2.2%	1.3	1.3	1.9%
Delaware	1.7	1.1	1.3%	2.5	2.4	3.6%
New Jersey	2.4	2.1	2.6%	1.9	1.6	2.4%
Massachusetts	2.3	2.2	2.7%	1.6	1.5	2.2%
Alabama	1.7	1.2	1.5%	1.7	1.2	1.8%
Illinois	3.0	2.8	3.4%	1.6	1.5	2.2%
Texas	2.2	2.0	2.4%	1.6	1.5	2.2%
Wisconsin	1.8	1.5	1.8%	1.3	1.0	1.5%
Colorado	1.3	1.3	1.6%	1.2	1.1	1.6%
Georgia	1.1	1.1	1.3%	0.7	0.7	1.0%
Indiana	0.6	0.1	0.1%	0.8	0.1	0.1%
District of Columbia	0.9	0.9	1.1%	0.9	0.9	1.3%
Michigan	1.5	1.5	1.8%	0.7	0.7	1.0%
Other U.S. Jurisdictions	11.0	11.1	13.6%	7.2	7.9	11.8%
U.S. Diversified	28.0	26.5	32.4%	26.5	24.9	37.2%
International	13.6	11.2	13.7%	9.6	7.9	12.2%

Total	$90.7	$81.9	100.0%	$74.0	$66.9	100.0%

          In its asset-backed business, the Company considers geographic concentration as a factor in its underwriting process. However, the existence of first-loss protection in a typical asset-backed securitization, in addition to other factors, makes it difficult to attribute geographic exposure to deals collateralized by diversified pools of obligations. For asset-backed transactions, the Company considers the seller/servicer, industry and type of collateral to be more relevant measures of diversification.

          Set forth below is the Company’s par exposure from the issuance of financial guaranty insurance policies and its notional exposure from the issuance of credit default swaps as of December 31, 2005 and 2004:

	2005			2004

(U.S. Dollars in billions)	Gross	Net	% of Net	Gross	Net	% of Net

Credit Enhancement—Par Exposure
Financial guaranty insurance policy	$78.1	$69.7	85.1%	$67.3	$60.6	90.6%
Credit default swap	12.6	12.2	14.9%	6.7	6.3	9.4%

Total	$90.7	$81.9	100.0%	$74.0	$66.9	100.0%

12.       Liability for Losses and Loss Adjustment Expenses

          The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. The provision for losses and loss adjustment expenses represents the expense recorded to bring the total reserve (case basis and unallocated reserves) to a level determined by management to be adequate for losses inherent in the non-derivative financial guaranty insurance and reinsurance portfolio as of the reporting date. There have been no transfers of unallocated reserves to case basis reserves for each of the years in the three year period ended December 31, 2005. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

XL Financial Guaranty Companies Notes to Combined Financial Statements December 31, 2005, 2004 and 2003

	Year Ended December 31

	2005		2004

(U.S. dollars in thousands)	Case Reserves	Unallocated Reserves	Case Reserves	Unallocated Reserves

Unpaid losses and loss expenses at beginning of year	$50,771	$64,963	$4,660	$42,535
Unpaid losses and loss expenses recoverable	(43,407)	(17,507)	—	(11,400)

Net unpaid losses and loss expenses at beginning of year	7,364	47,456	4,660	31,135
Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in:
Current year	12,392	13,629	4,953	16,321
Prior years	—	—	—	—

Total net incurred losses and loss expenses	12,392	13,629	4,953	16,321
Less net losses and loss expenses paid in respect of losses occurring in:
Current year	(2,690)	—	(2,249)	—
Prior years	—	—	—	—

Total net paid losses	(2,690)	—	(2,249)	—

Net unpaid losses and loss expenses at end of year	17,066	61,085	7,364	47,456
Unpaid losses and loss expenses recoverable	52,316	16,901	43,407	17,507

Unpaid losses and loss expenses at end of year	$69,382	$77,986	$50,771	$64,963

          Case Basis Reserves for Losses and Loss Adjustment Expenses

          Set forth below is a discussion of certain case basis reserves established by the Company:

(a)

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million, representing the present value loss expected to be incurred in the future with respect to an insured project financing. Because this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first-loss basis by XLI and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. During 2005, the Company recorded an additional provision for loss relating to this transaction of $16.7 million ($8.7 million after reinsurance to affiliates), on a present value basis, to reflect certain adverse developments. The total remaining par insured by the Company in connection with this transaction (net of applicable carried case reserves), which amortizes over the next 13 years, aggregated approximately $237.8 million ($164.9 million net of reinsurance to XLI) at December 31, 2005. The estimate of loss was based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate if necessary as new information becomes available.

(b)

In December 2005 certain notes which were insured by the Company and collateralized by loans to medical providers (the “Insured Notes”) defaulted upon their maturity. In satisfaction of the resulting claim, the Company purchased the Insured Notes for $20.2 million, which represented the remaining outstanding principal and accrued interest on the Insured Notes. The Insured Notes were recorded as an investment at their estimated

XL Financial Guaranty Companies Notes to Combined Financial Statements December 31, 2005, 2004 and 2003

fair value of $19.5 million at the date of acquisition and are reflected in the accompanying combined balance sheet under the caption, “Other invested assets”. The difference between the estimated fair value of the Insured Notes at the date they were acquired and the consideration paid to acquire the notes was recorded as a paid loss of $0.7 million. See Note 2 – Other Invested Assets.

The estimate of fair value of the Insured Notes was based on the Company’s estimate of the fair value of the underlying collateral which, as previously discussed, consisted of loans to medical providers. Certain of these loans were made to Intrepid USA Healthcare Services (“Intrepid”), a national provider of home nursing services to patients with acute illnesses. Intrepid declared bankruptcy in 2004. On February 3, 2006, Intrepid emerged from bankruptcy. In connection therewith, in February 2006, the Company accepted preferred stock of Intrepid in exchange for the cancellation of a portion of the Insured Notes. This preferred stock is in-substance common stock, as defined in EITF 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, and represents a 49% ownership interest in Intrepid. In connection with, and critical to, Intrepid’s emergence from bankruptcy was certain exit financing obtained by Intrepid. Pursuant to the terms of the related credit agreement, Intrepid must achieve certain financial targets over certain periods of time. In certain cases, if such targets are not met, the provider of such financing can foreclose on all ownership interest in Intrepid. If the provider of the financing foreclosed on all ownership interest in Intrepid, which is not expected by management, the Company would be required to write-off the carrying value of this investment, which was approximately $13.5 million at December 31, 2005.

(c)

During the year ended December 31, 2005, the Company recorded a provision for loss of $5.2 million ($3.4 million after reinsurance) representing the present value loss expected to be incurred in the future with respect to an insured residential mortgage securitization. The total remaining par insured by the Company in connection with this transaction aggregated approximately $264.2 million ($170.3 million net of reinsurance) at December 31, 2005, and amortizes over many years into the future. The estimate of loss was based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate if necessary, as new information becomes available.

          In addition to the matters discussed above, at December 31, 2005 the Company had case basis loss adjustment expense reserves of $3.4 million, which primarily relate to remediation efforts associated with the aforementioned transactions.

          The financing vehicles through which the insured exposures referred to above were issued are variable interest entities, as defined under FASB Interpretation 46/46R, Consolidation of Variable Interest Entities, however, the Company is not the primary beneficiary of such entities. If the transactions are restructured or if the Company exercises its contractual rights under such transactions in the event of a default, the primary beneficiary in such transactions may have to be reconsidered. If such events occur, the Company may be required to consolidate the financing vehicles.

          Unallocated Reserves

          In accordance with the Company’s accounting policy discussed in Note 2, the Company’s net provision for unallocated reserves is a function of applying the initial expected loss ratio to earned premium each period and the expected loss emergence pattern. For the years ended December 31, 2005, 2004 and 2003, the Company recorded a net provision for unallocated reserves of $13.6 million, $16.3 million and $15.5 million, respectively.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

13.	Income Taxes

          XLFA is not subject to any taxes in Bermuda on either income or capital gains under current Bermuda law. In the event that there is a change such that these taxes are imposed, XLFA would be exempted from any such tax until March 2016 pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, and Amended Act of 1987.

          XLCA is subject to federal, state and local corporate income taxes and other taxes applicable to U.S. corporations. The provision for federal income taxes has been determined under the principles of the consolidated tax provisions of the Internal Revenue Code and Regulations thereunder. XLCA has operations in subsidiary and branch form in other jurisdictions around the world (see Note 1) that are subject to relevant taxes in those jurisdictions.

          XLCA’s federal income tax return is consolidated with the consolidated group that has XLA as its common parent.

          The Company’s income tax provisions for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Year Ended December 31
(U.S. dollars in thousands)	2005	2004	2003

Current Expense:
U.S.	$(361)	$5,754	$6,754
Non-U.S.	—	—	—

Total current expense	$(361)	$5,754	$6,754
Deferred Expense (Benefit):
U.S.	$(916)	$(3,834)	$(7,709)
Non-U.S.	—	—	—

Total deferred expense	$(916)	$(3,834)	$(7,709)

Total tax (benefit) expense	$(1,277)	$1,920	$(955)

          The weighted average expected tax provision has been calculated using the pre-tax accounting income (loss) in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate.

          Reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the years ended December 31, 2005, 2004 and 2003 is provided below:

	2005	2004	2003

(U.S. Dollars in thousands)	Amount	Amount	Amount

Expected tax benefit	$(2,146)	$79	$(1,653)
Adjustments
Gain on contributed security	—	—	533
Transfer pricing	700	1,485	495
Prior year true-up	20	326	(349)
Valuation allowance	85	—	—
Other	64	30	19

Actual tax (benefit) expense	$(1,277)	$1,920	$(955)

          The components of the net deferred Federal income tax position of the Company as of December 31, 2005 and 2004 are as follows:

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

(U.S. dollars in thousands)	2005	2004

Deferred tax assets
Deferred ceding commissions, net	$14,895	$14,034
Deferred premium revenue	2,088	2,421
Foreign losses	1,429	1,378
Unrealized depreciation on investments	803	—
Capital loss carry forward	86	—
Valuation allowance	(888)	—
Other—net	628	368

Total deferred tax assets	19,041	18,201

Deferred tax liabilities
Unrealized appreciation of investments	—	(849)
Accretion of discount	(196)	(92)

Total deferred tax liabilities	(196)	(941)

Net deferred federal income tax asset	$18,845	$17,260

          The valuation allowance at December 31, 2005 relates to net unrealized capital losses and realized capital loss carry forwards in the U.S. that may not be realized within a reasonable period. As of December 31, 2005, the Company has net unrealized capital losses and realized capital loss carry forwards of approximately $2.3 million and $242,000, respectively, in the U.S., against which a valuation allowance of $888,000 has been established. Management has concluded that the remaining deferred tax assets are more likely than not to be realized. Management will continue to evaluate income generated in future periods in determining the reasonableness of its position. If management determines that future income generated is insufficient to cause the realization of the deferred tax assets within a reasonable period, a valuation allowance would be required.

          If XLCA leaves the XLA consolidated group, management of XLCA and its subsidiary will be required to evaluate the realizibility of XLCA’s deferred tax assets without the benefit of being a member of the XLA consolidated group.

          The XLA consolidated group maintains a tax sharing agreement with its subsidiaries whereby the consolidated tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. At December 31, 2005 and 2004, XLCA had a federal income tax payable of $1,023,000 and $3,869,000 to XLA, respectively.

14.	Commitments and Contingencies

a.	Litigation

In the ordinary course of business, the Company may become subject to litigation or other legal proceedings. It is the opinion of the Company’s management, based upon the information available that the expected outcome of any outstanding litigation, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

b.	Tax Matters

The Company is a Bermuda corporation and, except as described below, neither it nor its non-United States subsidiaries have paid United States corporate income taxes on the basis that they are not engaged in a trade or business or otherwise subject to taxation in the U.S. However,

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

because definitive identification of activities which constitute being engaged in a trade or business in the United States is not provided by the Internal Revenue Code of 1986, regulations or court decisions, there could be no assurance that the Internal Revenue Service will not contend that the Company or its non-United States subsidiaries are engaged in a trade or business or otherwise subject to taxation in the U.S. If the Company or its non-United States subsidiaries were considered to be engaged in a trade or business in the United States (and, if the Company or such subsidiaries were to qualify for the benefits under the income tax treaty between the United States and Bermuda and other countries in which the Company operates, such business were attributable to a “permanent establishment” in the U.S.), the Company or such subsidiaries could be subject to United States tax at regular tax rates on its taxable income that is effectively connected with its United States trade or business plus an additional 30% “branch profits” tax on such income remaining after the regular tax, in which case there could be a significant adverse effect on the Company’s results of operations and financial condition.

c.	Lease Commitments

The Company’s lease commitments are comprised primarily of its office premises. The table below presents the Company’s minimum lease payment obligations under its office premises and equipment leases, as well as estimated sub-lease income from the sub-lease of certain office space.

	Minimum Lease	Sub-lease
(U.S. Dollars in thousands)	Payments	Income

2006	$6,867	$1,302
2007	6,877	1,191
2008	7,147	778
2009	7,168	791
2010	7,198	795
Later years	82,220	2,967

Total	$117,477	$7,824

Net rent expense was $5,049,142, $5,117,598 and $6,398,785 for the years ended December 31, 2005, 2004, and 2003, respectively.

15.	Disclosures About Fair Values of Financial Instruments

          The following estimated fair values have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

          Fixed-maturity investments: The carrying amount is fair value, which is based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes.

          Short-term investments: The carrying amount is fair value, which approximates cost due to the short maturity of these instruments.

          Cash and cash equivalents: The carrying amount of these items is a reasonable estimate of their fair value due to the short maturity of these instruments.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

          Deferred premium revenue, net of prepaid reinsurance premiums: The carrying amount of deferred premium revenue, net of prepaid reinsurance premiums, represents the Company’s future premium revenue, net of reinsurance, on policies where the premium was received at the inception of the insurance contract. The fair value of deferred premium revenue, net of prepaid reinsurance premiums, is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the Company’s financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the insurance contract.

          Losses and loss expenses, net of reinsurance balances recoverable: The carrying value is assumed to be fair value, because the provision is established for non-specific expected levels of losses resulting from credit failures.

          Installment premiums: The fair value of installment premiums is estimated based on the present value of the future contractual premium revenues, net of reinsurance, that would be paid under a reinsurance agreement with a third party to transfer the Company’s financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the insurance contract. The fair value is derived by calculating the present value of the estimated future cash flow stream (net premium and ceding commissions) discounted at 4.87% and 3.61% at December 31, 2005 and 2004, respectively.

	2005		2004

	Carrying	Estimated	Carrying	Estimated
(U.S. Dollars in thousands)	Amount	Fair Value	Amount	Fair Value

Assets
Fixed-maturity investments	$1,316,029	$1,316,029	$1,050,626	$1,050,626
Short-term investments	30,811	30,811	106,579	106,579
Cash and cash equivalents	54,593	54,593	71,247	71,247

Liabilities
Deferred premium revenue, net of prepaid reinsurance premiums	522,712	369,572	429,639	303,294
Loss and loss adjustment expenses, net of reinsurance recoverable on unpaid losses	78,151	78,151	54,820	54,820

Off-Balance Sheet Instruments
Installment premiums	—	374,629	—	370,257

16.	Dividend Restrictions

XLCA

          The ability of XLCA to declare and pay us a dividend is governed by the Insurance Law of the State of New York (the “Insurance Law”). Under the Insurance Law XLCA is permitted to pay dividends each calendar year, without the prior approval of the superintendent of the insurance department, in an amount equal to the lesser of ten percent of its policyholders’ surplus as of the end of the preceding calendar year or its net investment income for the preceding calendar year, as determined in accordance with Statutory Accounting Practices prescribed or permitted by the Insurance Department of the State of New York. The law also provides that XLCA may distribute dividends to its shareholders in excess of the aforementioned amount only upon giving notice of its intention to declare such dividend, and the amount thereof, to the New York Superintendent. The New York Superintendent may disapprove such distribution if he finds that the financial condition of XLCA does not warrant such distribution.

          For the years ended December 31, 2005, 2004, and 2003, XLCA reported statutory-basis net losses of $0.4 million, $5.7 million, and $11.0 million, respectively, and statutory-basis capital and surplus of $188.8 million and $198.4 million as of December 31, 2005 and 2004, respectively.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

          In addition, XLCA has undertaken, subject to certain limited exceptions, not to declare or grant dividends on its outstanding shares without the prior written consent of each of Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Inc. until the earlier of December 31, 2006 and the date on which XLCA no longer holds triple-A ratings from each of Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Inc.

          XLFA

          The Bermuda Insurance Act limits the declaration and payment of dividends and other distributions by XLFA on its common shares. Following sets forth certain information regarding such limits.

•	A minimum amount of share capital must be always issued and outstanding and cannot be reduced. For XLFA the minimum share capital requirement is $120,000.

•

Before reducing its total statutory capital by 15% or more, as set out in its previous year’s financial statements, XLFA must obtain the prior approval of the BMA. At December 31, 2005, XLFA’s statutory capital was $551.9 million.

•

With respect to the declaration and payment of dividends, XLFA is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio, or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. If XLFA fails to meet the minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year.

          In addition, XLFA has undertaken not to declare or grant dividends on its common shares without the prior written consent of each of Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Inc. until the earlier of December 31, 2006 and the date on which all of the aforementioned rating agencies cease to provide a “AAA” rating on XLFA.

17.	Credit Default Swaps

          Credit default swaps insured by the Company meet the definition of a derivative under SFAS No. 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure and credit quality of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company intends to hold them to maturity. See Note 2 for information regarding the Company’s accounting policy for credit default swaps.

          Credit default swaps generally cover a portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the Company’s exposure at the inception of the transaction by an independent credit rating agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer of first loss protection is created with the Company participating in the senior or higher quality-rated tranches of the transaction.

          The Company’s exposure is fair valued taking into account changes in credit spreads, current market conditions, as well as the overall credit quality of the underlying collateral.

          The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

of various first loss protection levels. These credit events are contract-specific, but generally cover bankruptcy and failure to pay and repudiation. The credit default swap portfolio consists of structured pools of corporate obligations that were awarded investment-grade ratings at the deals’ inception. On a net par basis, approximately 96.7% of the portfolio is rated “AAA” with the remaining 3.3% allocated to other investment-grade ratings. The weighted average term of the contracts in-force was 3.71 years. The following tables present the amounts related to credit default swaps reflected in our financial statements as of and for the periods indicated:

	Twelve Months Ended December 31,

(U.S. dollars in thousands)	2005	2004	2003

Statement of Income:
Net earned premiums	$16,527	$22,267	$18,425
Net losses and loss expenses	140	4,448	1,210
Net realized and unrealized gains (losses) on credit derivatives	(6,681)	12,687	15,606

Net impact on income before tax	$9,706	$30,506	$32,821

	As at December 31,

Balance sheet:	2005	2004

Unpaid losses and loss expenses recoverable	$787	$512
Other assets	14,605	18,864
Unpaid losses and loss expenses	11,103	10,688
Deferred premium revenue	205	274
Other liabilities	2,071	1,856

Net asset carrying value	$2,013	$6,558

18.	Insured Exposure in Geographic Area Impacted by Hurricanes Katrina and Rita

           Set forth below is a summary of the Company’s principal exposure as of December 31, 2005 to credits located in the Alabama, Louisiana, Mississippi, and Texas counties designated by the Federal Emergency Management Agency (FEMA) for “Individual and Public Assistance” (excluding counties designated to receive only Category A: Debris Removal and Category B: Emergency Protective Measures) as of December 31, 2005 as a result of Hurricanes Katrina and Rita. Such exposure consists solely of guarantied public finance exposures. The Company has no direct exposure to the City of New Orleans or to any other issuer located in such City. The Company’s asset-backed transactions have not been included in the table set forth below as they are backed by pools of geographically diverse assets with minimal concentration in the areas affected. As of December 31, 2005, the Company has not been notified of any claims associated with Hurricane Katrina or Hurricane Rita. In addition, based on the Company’s assessment of its exposures in the affected areas and all related available information, it has not established any reserves at such date. As additional information becomes available, the Company will assess the need for reserves and make provision therefore as considered necessary. Further new designations and/or reclassifications of FEMA-designated counties by FEMA may occur. Accordingly, the table below is subject to revision.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

Public Finance Exposure in counties designated by FEMA for “Individual and Public Assistance”
 As of December 31, 2005

	Gross Par

(U.S. Dollars in thousands)	Texas	Louisiana (New Orleans area)	Other Louisiana	Mississippi	Alabama	Total Gross Par

Bond Type
General Obligation	$29,685	$13,185	$29,550	$39,200	$33,585	$145,205
Sales Tax Supported	7,570	1,300	4,305	5,310	—	18,485
Higher Education	6,070	—	—	—	—	6,070
Utility—Public	13,830	—	9,435	—	—	23,265
Utility—Private (investor-owned)	—	—	—	90,000	—	90,000

Totals	$57,155	$14,485	$43,290	$134,510	$33,585	$283,025

	Net Par

	Texas	Louisiana (New Orleans area)	Other Louisiana	Mississippi	Alabama	Total Gross Par

Bond Type
General Obligation	$29,685	$13,185	$29,550	$39,200	$33,585	$145,205
Sales Tax Supported	7,570	1,300	4,305	5,310	—	18,485
Higher Education	6,070	—	—	—	—	6,070
Utility—Public	13,830	—	9,435	—	—	23,265
Utility—Private (investor-owned)	—	—	—	90,000	—	90,000

Totals	$57,155	$14,485	$43,290	$134,510	$33,585	$283,025

19.	Stock-Based Compensation Plans

	a.	Stock Plans

XL Capital’s “1991 Performance Incentive Program” governs the Company’s grants of non-qualified or incentive stock options, restricted stock, restricted stock units, performance shares, performance units and stock appreciation rights (“SARs”). The plan is administered by XL Capital’s Board of Directors and the Compensation Committee of the Board of Directors. Stock options may be granted with or without SARs. No SARs have been granted to date. Grant prices are established at the fair market value of XL Capital’s common stock at the date of grant. Options and SARs have a life of not longer than ten years and vest as set forth at the time of grant. Options currently vest annually over four years from date of grant.

Restricted stock awards issued under the 1991 Performance Incentive Program vest as set forth in the applicable award agreements. These shares contained certain restrictions, prior to vesting, relating to, among other things, forfeiture in the event of termination of employment and transferability. As the shares are issued, deferred compensation equivalent to the fair market value on the date of the grant is charged to shareholders’ equity and subsequently amortized over the vesting period. Restricted stock issued under the plan totaled 113,850 shares, 66,675 shares, and 50,930 shares in 2005, 2004, and 2003, respectively.

Under XL Capital’s 1999 Performance Incentive Plan 1,250,000 options were available for issuance to employees who were not directors or executive officers of the Company.

XL Capital also maintains an employee share purchase plan (the “ESPP”). The ESPP is administered by a committee which consists of members of XL Capital’s Compensation Committee of the Company’s Board of Directors. The ESPP has two offering periods a year. The first period commenced on July 1, 2002. All employees of XL Capital and its designated

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

participating subsidiaries, are eligible to participate in the ESPP provided they have been employed at least one month prior to the start of the offering period and they do not hold more than 5% of the Company’s total stock, including stock acquired in the current period. Employees can invest up to 20% of their total monthly cash compensation towards the purchase of the Company’s shares up to a total market value (measured on the first day of the offering period) of U.S. $25,000. The total number of shares purchased in any offering period cannot exceed 1,000 shares. Employees who enroll in the ESPP may purchase the Company’s shares at a 15% discount on the lesser of the market price at the beginning or at the end of the six month offering period. Once purchased, employees can sell or transfer their shares to someone else’s name only during an Open Trading Window. Participants in the ESPP are eligible to receive dividends on the Company’s shares. A total of 1,255,000 ordinary shares may be issued under the ESPP. The number of shares issued during the years ended December 31, 2005, 2004 and 2003 were 10,866, 9,893 and 7,073, respectively. Effective January 1, 2006, the ESPP was terminated.

b.	FAS 123

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Dividend yield	2.60%	2.54%	2.80%
Risk free interest rate	4.00%	3.00%	2.81%
Expected volatility	25.0%	27.0%	30.0%
Expected lives	5.5 years	6.0 years	5.0 years

Total stock based compensation expensed, which related to amortization of restricted stock, was $2.4 million, $4.1 million and $1.9 million in 2005, 2004 and 2003, respectively.

Following is a summary of stock options and related activity:

	2005		2004		2003

	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding—beginning of year	1,345,201	$75.62	1,299,950	$75.53	1,150,869	$76.34
Granted	205,000	$75.65	199,200	$77.10	167,500	$68.87
Exercised	(253,750)	$60.10	(40,083)	$60.42	(11,885)	$51.17
Cancelled	(212,333)	$83.84	(113,866)	$82.50	(6,534)	$91.94

Outstanding—end of year	1,084,118	$77.65	1,345,201	$75.62	1,299,950	$75.53

Options exercisable	730,093		932,058		751,128

The exercise price of the Company’s options granted is the market price of XL Capital’s Class A ordinary shares on the grant date.

XL Financial Guaranty Companies
Notes to Combined Financial Statements
December 31, 2005, 2004 and 2003

The following table summarizes information about the Company’s stock options (including stock appreciation rights) for options outstanding as of December 31, 2005:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price

$38.13—$43.25	13,200	$39.37	1.8 years	13,200	$39.37
$50.00—$61.50	104,102	$52.94	3.6 years	104,102	$52.94
$64.69—$77.10	489,200	$74.01	7.8 years	135,175	$71.20
$79.10—$96.56	477,616	$87.82	5.8 years	477,616	$87.82

$38.13—$96.56	1,084,118	$77.65	6.4 years	730,093	$78.90

20.	Quarterly Financial Information (Unaudited)

	2005

(U.S. Dollars in thousands)	First	Second	Third	Fourth	Full Year

Gross premiums written and assumed	$51,737	$82,170	$82,978	$68,554	$285,439
Net premiums written	40,045	73,961	73,543	57,363	244,912
Net premiums earned	32,640	33,055	41,136	45,008	151,839
Net investment income	11,308	12,262	13,259	14,331	51,160
Net losses and loss adjustment expenses	2,206	16,743	1,095	5,977	26,021
Income before taxes and preference dividends	25,536	2,451	30,691	29,296	87,974
Net income available to common shareholders	21,984	74	31,373	27,015	80,446

	2004

(U.S. Dollars in thousands)	First	Second	Third	Fourth	Full Year

Gross premiums written and assumed	$57,731	$75,735	$60,334	$82,762	$276,562
Net premiums written	48,921	73,731	49,593	96,194	268,439
Net premiums earned	28,134	30,688	23,353	34,106	116,281
Net investment income	7,635	8,291	9,104	10,716	35,746
Net losses and loss adjustment expenses	1,903	5,943	10,295	3,133	21,274
Income before taxes and preference dividends	31,610	14,193	6,229	24,676	76,708
Net income available to common shareholders	30,597	3,732	5,949	18,576	58,854

                Shares

Security Capital Assurance Ltd

Common Shares

Goldman, Sachs & Co.

Representative of the Underwriters

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including        , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth the various expenses payable by us, other than underwriting commissions, fees and expenses, in connection with the issuance and distribution of the common shares being registered hereby. All of the fees set forth below are estimates except for the SEC registration fee, the NASD fee and the NYSE listing fee.

SEC registration fee		$10,700
NYSE listing fee
NASD fee		10,500
Blue Sky fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous fees and expenses

Total	$

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Bye-law 26 of the Registrant’s Amended and Restated Bye-laws provides, among other things, that the Registrant will indemnify, in accordance with and to the full extent permitted by Bermuda law, its directors, officers and employees against any liability or expense actually and reasonably incurred by such director, officer or employee in respect of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Registrant), to which such director, officer or employee was or is a party or is threatened to be made a party by reason of such director, officer or employee acting in such capacity or acting in any other capacity for, or on behalf of, the Registrant. In addition, the Registrant will advance the expenses of its directors, officers and employees in defending any such act, suit or proceeding; provided that such advancement shall be subject to reimbursement by such director, officer or employee to the extent such person shall be found not to be entitled to such advancement of expenses under Bermuda law.

          Bye-law 26 of the Registrant’s Amended and Restated Bye-laws also provides that none of the officers, directors or employees of the Registrant will be personally liable to the Registrant or its shareholders for any action or failure to act to the full extent that they are indemnified under the Registrant’s Amended and Restated Bye-laws.

          Bye-law 27 of the Registrant’s Amended and Restated Bye-laws provides, among other things, that each of the present and future shareholders of the Registrant agrees to waive any claim or right of action that such shareholder might have, individually or in the right of the Registrant, against any of the Registrant’s directors, officers or employees for any action or failure to act in the performance of the duties of such director, officer or employee, except that such waiver does not extend to any matter in which such director, officer or employee is found, by a court of competent jurisdiction in a final judgment or decree not subject to appeal, guilty of any fraud or dishonesty in relation to the Registrant.

          Section 98 of the Companies Act 1981 of Bermuda provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to such company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act. Section 98 further provides that any provision, whether contained in the bye-laws of a company or in any contract or arrangement between such company and any director exempting or indemnifying him against any liability which would otherwise attach to him in respect of any fraud or dishonesty of which he may be guilty in relation to such company shall be void.

          Bye-law 26 of the Registrant’s Amended and Restated Bye-laws provides that the Registrant’s Board of Directors authorize the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, or in a fiduciary or other capacity with respect to any employee benefit plan maintained by the Registrant, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the Registrant’s Amended and Restated Bye-laws.

          Section 98A of the Companies Act permits a Bermuda company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not such Bermuda company may otherwise indemnify such officer or director.

          The Registrant may purchase directors’ and officers’ liability insurance policies. Such insurance would be available to the Registrant’s directors’ and officers’ in accordance with its terms. In addition, certain directors may be covered by directors and officers liability insurance policies purchased by their respective employers.

          Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto for provisions providing that the Underwriters are obligated, under certain circumstances, to indemnify the directors, certain officers and the controlling persons of the Registrant against certain liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

          The Registrant was incorporated as a Bermuda company in March 2006. Following its incorporation, the Registrant issued 1,200,000 common shares to XL Insurance (Bermuda) Ltd for U.S.$12,000. As part of the formation transactions described in the prospectus, XL Capital Ltd will cause one or more of its subsidiaries to transfer to the Registrant of all of the issued and outstanding common stock of the subsidiaries conducting XL Capital Ltd’s financial guaranty business. These issuances did not involve any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          (a) Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1*	Form of Underwriting Agreement
3.1*	Memorandum of Association
3.2*	Amended and Restated Bye-laws
4.1*	Specimen Common Share Certificate
5.1*	Opinion of Conyers Dill & Pearman
8.1*	Opinion of Cahill Gordon & Reindel LLP as to certain tax matters
8.2*	Opinion of Conyers Dill & Pearman as to certain tax matters
10.1*	Master Transition Agreement
11.1*	Statement regarding computation of per share earnings
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.2)
23.2*	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 8.1)
23.3	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included as part of the signature pages)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Governance Committee Charter
99.4*	Finance and Risk Oversight Committee Charter

*        To be filed by Amendment.

          (b) Financial Statement Schedules

          Financial statement schedules are omitted because the required information is either not applicable, not deemed material, or is shown in the respective financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS THAT each person whose signature appears below does hereby constitute and appoint Michael P. Esposito, Jr. as his true and lawful attorney-in-fact and agent and in his name, place, and stead, and in any and all capacities, to sign his name to the Registration Statement of Security Capital Assurance Ltd, a Bermuda company, on Form S-1 under the Securities Act of 1933, as amended, and to any and all amendments or supplements thereto (including any post-effective amendments, including any registration statement filed under Rule 462(b) under the Securities Act of 1933, as amended), with all exhibits thereto and other documents in connection therewith and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully and to all intents and purposes as the undersigned could do if personally present, and the undersigned hereby ratifies and confirms all that said attorney shall lawfully do or cause to be done by virtue hereof.

Signature	Date

/s/ Paul S. Giordano	April 7, 2006

Name: Paul S. Giordano

/s/ David Shea	April 7, 2006

Name: David Shea

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton and Country of Bermuda, on April 7, 2006.

Security Capital Assurance Ltd

By:	/s/ Paul S. Giordano

	Name:	Paul S. Giordano
	Title:	President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul S. Giordano	President, Chief Executive Officer and Director (Principal Executive Officer)	April 7, 2006

Name: Paul S. Giordano

/s/ David Shea	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 7, 2006

Name: David Shea

/s/ Michael P. Esposito, Jr.	Director	April 7, 2006

Name: Michael P. Esposito, Jr.

EXHIBIT LIST

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1*	Form of Underwriting Agreement
3.1*	Memorandum of Association
3.2*	Amended and Restated Bye-laws
4.1*	Specimen Common Share Certificate
5.1*	Opinion of Conyers Dill & Pearman
8.1*	Opinion of Cahill Gordon & Reindel LLP as to certain tax matters
8.2*	Opinion of Conyers Dill & Pearman as to certain tax matters
10.1*	Master Transition Agreement
11.1*	Statement regarding computation of per share earnings
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.2)
23.2*	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 8.1)
23.3	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included as part of the signature pages)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Governance Committee Charter
99.4*	Finance and Risk Oversight Committee Charter

*	To be filed by Amendment.